UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02068219

No Act
P.E. 11-25-02
1-03610

December 24, 2002

Brenda A. Hart
Chief Securities/Finance Counsel
and Assistant Secretary
Alcoa Inc.
390 Park Avenue
New York, NY 10022-4608

Act 1934
Section
Rule 14a-8
Public Availability 12/24/2002

Re: Alcoa Inc.
Incoming letter dated November 25, 2002

Dear Ms. Hart:

This is in response to your letter dated November 25, 2002 concerning the shareholder proposal submitted to Alcoa by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William C. Thompson, Jr.
Comptroller
Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341

ALCOA

Alcoa

390 Park Avenue
New York, NY 10022-4608 USA
Tel: 1 212 836 2600
Fax: 1 212 836 2818

Direct Dial: 212 836 2656
Fax: 212 836 2807

November 25, 2002

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Alcoa Inc.
Omission Pursuant to Rule 14a-8 of
Shareholder Proposal Submitted by the Comptroller of the City of New York

Ladies and Gentlemen:

Alcoa Inc., a Pennsylvania corporation ("Alcoa" or the "Company"), has received a shareholder proposal and supporting statement (the "Proposal") submitted by the Comptroller of the City of New York (the "Proponent") on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund for inclusion in the Company's proxy statement and form of proxy for its 2003 annual meeting of shareholders (the "Proxy Materials").

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests the confirmation of the Staff of the Office of Chief Counsel in the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(3) as discussed below.

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter and the Proposal. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

THE PROPOSAL

The Proposal consists of:

- six "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring of compliance that incorporates the conventions of the International Labor Organization ("ILO"); and

- a resolution requesting the Company to commit to "the full implementation of these human rights standards" and to a program of independent monitoring of compliance "with these standards", which reads in full as follows:

> "Therefore, be it resolved that the shareholders request the Board of Directors to commit the company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

A copy of the full text of the Proposal is enclosed as Exhibit A. Copies of correspondence between the Company and the Proponent relating to the Proposal are attached as Exhibit B.

Copies of all no-action letters cited herein are attached as Exhibit C. A copy of the full text of all 184 ILO conventions is not attached due to its length; however, the Company will provide a copy upon request.[1]

REASON FOR EXCLUDING THE PROPOSAL

Rule 14a-8(i)(3): The Proposal may be excluded because it is vague and indefinite and, therefore, misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if it is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague and indefinite. See Philadelphia Electric Company (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable under Rule 14a-8(i)(3) as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). See also Bristol-Myers Squibb Company (February 1, 1999) (proposal relating to unborn children excludable under Rule 14a-8(i)(3) where its references to the Bible and Roman law rendered the proposal so vague, indefinite and misleading that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal); and IDACORP, Inc. (January 24, 2000) (proposal seeking to amend IDACORP's Articles of Organization to provide for the "recall" of members of the board of directors by plurality vote, and setting forth "particulars" and procedures for the recall of board members excludable under Rule 14a-8(i)(3) as vague and indefinite).

The Staff extended this position in 2001 to a shareholder proposal virtually identical to the current Proposal. See AnnTaylor Stores Corporation (March 13, 2001). The proposal in AnnTaylor consisted of (i) six "Whereas" clauses relating to reported human rights violations in

[1] The full text of the ILO conventions is available at http://ilolex.ilo.ch:1567/english/index.htm.

overseas operations of U.S. companies and a program of independent monitoring of compliance that incorporates the ILO conventions, (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions, and (iii) a resolution that requested the board of directors to commit the company "to the full implementation of these human rights standards" and "a program of outside, independent monitoring of compliance with these standards." The Staff concurred that AnnTaylor Stores could properly exclude the proposal pursuant to Rule 14a-8(i)(3) as vague and indefinite. The current Proposal is virtually identical to the proposal in AnnTaylor and should be excluded on the same basis.

In numerous other recent no-action letters, the Staff has concurred with the omission under Rule 14a-8(i)(3) of similar proposals which sought the "full implementation" of the SA 8000 Social Accountability Standards and a program to monitor compliance with these standards on the basis that such proposals were vague, indefinite and therefore potentially misleading. See H. J. Heinz Company (May 25, 2001); TJX Companies, Inc. (March 14, 2001); Revlon, Inc. (March 13, 2001); Kohl's Corporation (March 13, 2001); and McDonald's Corporation (March 13, 2001).

The Proposal here is vague and indefinite because it requests that the board of directors commit the Company to the full implementation of "these human rights standards", which incorporate the ILO conventions, but does not identify or fairly summarize those standards. From the face of the Proposal, shareholders will not know what they are being asked to consider and upon what they are being asked to vote. The reference to "standards" in the resolution is the first time the concept of "standards" appears in the Proposal; there is no earlier discussion clarifying what "these standards" are. As written, the Proposal appears to require the Company to fully implement all of the ILO conventions, which number in excess of 180 and deal with a myriad of topics, many of which have little or no bearing on the Company's business operations.

Even if the Proponent intended to incorporate only the five broad human rights principles (and eight ILO conventions) specifically set forth in the fifth "Whereas" clause, the Proposal is still impermissibly vague and indefinite because it fails to include the text of these eight ILO conventions or to adequately summarize the obligations and requirements that would be imposed on the Company by these principles and conventions. For example, ILO convention 138 is cited in the fifth "Whereas" clause for the following ILO principle: "There shall be no use of child labor." However, a review of ILO convention 138 reveals that its full implementation would in fact require the Company and its suppliers to do the following, none of which appears in the Proposal:

- undertake to pursue a national policy to ensure the effective abolition of child labor and to raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons;
- specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory and on means of transport registered in its territory;
- ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years; and

- agree that the minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardize the health, safety or morals of young persons shall not be less than 18 years.

Thus, not only would the Company and its shareholders be unable to comprehend what actions or measures would be required by the Company in the event the Proposal were adopted, but actions ultimately taken by the Company pursuant to the Proposal could differ significantly from those actions contemplated by the shareholders in voting on the Proposal.

In addition, the text of the Proposal would potentially lead shareholders to believe that the ILO conventions are "human rights standards" that Alcoa could adopt to ensure that its "commitment to human rights is to be maintained." In fact, the ILO conventions are not a list of human rights standards. Rather, they are international treaties to be ratified by countries and adopted by governments to form national legislation on labor and social matters. As a result, it is virtually impossible to discern what the "full implementation" of the ILO conventions would entail by a corporation such as the Company.

The Proposal is also vague and indefinite in calling for the Company to commit to a program of "outside, independent monitoring of compliance with these standards." The Proposal does not define what would constitute "independent monitoring" or who would qualify as an independent monitor. The Proposal also provides no clear indication whether independence requires that the monitor act without being paid by the Company for its services, or whether it intends that the Company limit independent monitoring to "respected human rights and religious organizations" as referenced in the fourth "Whereas" clause. Because the Proposal offers no guidance in this respect, as well as for the reasons outlined above, the Company believes the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9 and therefore subject to exclusion under Rule 14a-8(i)(3).

The Proposal is distinguishable from proposals requesting a code of conduct "based on" the ILO conventions, where the Staff has not concurred in the proposals' omission under Rule 14a-8(i)(3). See Revlon, Inc. (April 5, 2002), TJX Companies, Inc. (April 5, 2002), Target Corporation (April 1, 2002), E.I. du Pont de Nemours (March 11, 2002) and PPG Industries, Inc. (January 22, 2001). In each of those letters, the proposals requested that the company adopt or implement a code of corporate conduct "based on" the ILO human rights standards. In contrast, the Proposal here requests the Company to commit to the "full implementation of these human rights standards." The differing language of the proposals is significant. The proposals in Revlon, TJX, Target, DuPont and PPG Industries requested the companies to implement a workplace code of conduct using the ILO conventions as a resource. Management of those companies still retained the right and flexibility to fashion a document that could incorporate certain principles from the ILO conventions applicable to their business operations, while at the same time meeting the needs of their employees around the world. In contrast, the current Proposal requires the board of directors of Alcoa to commit to the "full implementation of these human rights standards", which appears to require Alcoa to implement all of the ILO conventions but without providing an adequate explanation and understanding of those conventions.

The Staff has consistently recognized this "based upon" – "full implementation" distinction in determining the excludability under Rule 14a-8(i)(3) of proposals relating to the ILO conventions. Compare PPG Industries, Inc. (January 22, 2001) (proposal urging the board to adopt, implement and enforce a workplace code of conduct "based on" the ILO conventions not excludable) with AnnTaylor Stores Corporation (March 13, 2001) (proposal requesting the "full implementation of these human rights standards" excludable). See also H. J. Heinz Company (May 25, 2001); TJX Companies, Inc. (March 14, 2001); Revlon, Inc. (March 13, 2001); Kohl's Corporation (March 13, 2001); and McDonald's Corporation (March 13, 2001) (proposals requesting the "full implementation" of the SA 8000 standards excludable).

The Proposal is also distinguishable from the proposals addressed in Microsoft Corporation (September 14, 2000) and Oracle Corporation (August 15, 2000), where the Staff was unable to concur in the omission of a proposal under Rule 14a-8(i)(3). In Microsoft and Oracle, the proposals requested that the company implement a list of human rights principles, known as the China Principles. However, in Microsoft and Oracle, rather than proposing sweeping standards that incorporate voluminous ILO conventions that would be applicable to company operations anywhere in the world, the proposal specifically set forth in their entirety eleven principles to which it was limited. Moreover, those principles applied to Microsoft and Oracle's operations only in China and were designed to address issues specifically relating to worker human rights in that country.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff concur with its view that the Proposal may be excluded from the Proxy Materials on the basis of Rule 14a-8(i)(3) because it is vague and indefinite and, therefore, misleading in violation of Rule 14a-9.

In accordance with Rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company files its definitive Proxy Materials with the Commission.

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 390 Park Avenue, New York, New York 10022 (telephone 212-836-2656; fax 212-836-2807).

Thank you for your consideration.

Sincerely,

Brenda Hart

Brenda A. Hart
Chief Securities/Finance Counsel
and Assistant Secretary

cc: Mr. William C. Thompson, Jr. (with enclosures)
Comptroller of the City of New York
1 Centre Street
New York, New York 10007-2341

EXHIBIT A

[THE PROPOSAL]

FAX
FROM THE
New York City
Office of the Comptroller

Date 10/18/02
Pages (cover +) 7

To Donna Dabney, Corp Secretary
Fax 804-289-1636

From Comptroller William C Thompson
Phone 212-669-3500 / 2651

SPECIAL INSTRUCTIONS

COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

October 17, 2002

Mr. Alain J. P. Belda
Chairman, President and CEO
Alcoa, Inc.
201 Isabella St. at 7th St. Bridge
Pittsburgh, PA 15212-5858

Dear Mr. Belda:

As Comptroller of New York City, I am the custodian and trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the funds' ownership, for over a year, of 2,049,547 shares of Alcoa, Inc. common stock, with a current value of $59 million, are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

Mr. Alain Belda
Page 2

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

William C. Thompson, Jr.
WCT:pd:ma

cc: Donna Dabney
Corp. Secretary

Alcoa shrltr.

ALCOA, INC.
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Alcoa, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO) Conventions 87 and 98).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO) Convention 135)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).

5. There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request the Board of Directors to commit the company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

h:resoworkplstandards

CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

October 11, 2002

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

181,452 shares of **ALCOA, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

October 11, 2002

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

526,424 shares of **ALCOA, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

TOTAL P.11

Citibank, N.A.

111 Wall Street
New York, NY 10043

October 11, 2002

RE: NEW YORK CITY EMPLOYEES RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees Retirement System held

1,341,671 shares of **ALCOA, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

EXHIBIT B

[CORRESPONDENCE BETWEEN THE COMPANY AND THE PROPONENT REGARDING THE PROPOSAL]

FAX

FROM THE

New York City Office of the Comptroller

Date 11/8/02

Pages (cover +) 4

To Ms. Brenda Hart

Fax 212-836-2818

From Comptroller William C. Thompson

Phone 212-669-2651 -3500

SPECIAL INSTRUCTIONS

Verification of ownership from 10/17/01.

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

October 17, 2002

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

1,341,671 shares of **ALCOA, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michele Naranjo

Michele Naranjo
Manager

citibank®

Citibank, N.A.
111 Wall Street
New York, NY 10043

October 17, 2002

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

515,324 shares of **ALCOA, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michele Naranjo

Michele Naranjo
Manager

citibank®

Citibank, N.A.
111 Wall Street
New York, NY 10043

October 17, 2002

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

177,436 shares of **ALCOA, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michele Naranjo

Michele Naranjo
Manager

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

October 17, 2002

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

864,878 shares of **ALCOA, INC.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michele Naranjo

Michele Naranjo
Manager

ALCOA

Alcoa

390 Park Avenue
New York, NY 10022-4608 USA
Tel: 1 212 836 2600
Fax: 1 212 836 2818

October 28, 2002

By Overnight Courier

Mr. William C. Thompson, Jr.
Comptroller of the City of New York
1 Centre Street
New York, New York 10007-2341

Dear Mr. Thompson:

This letter is in reference to your letter dated October 17, 2002 to Mr. Alain J. P. Belda, in which you submitted a stockholder proposal for inclusion in Alcoa's proxy statement for its 2003 Annual Meeting pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

Please note that under Rule 14a-8(b)(2), in order to be eligible to submit a proposal, you are required to provide Alcoa with a written statement from the record holder of the securities verifying that the pension funds referenced in your letter have held at least $2,000 in market value, or 1%, of Alcoa's common stock continuously for at least one year as of the date you submitted the proposal. The statements from Citibank, N.A. dated October 11, 2002 that accompanied your letter do not verify continuous ownership of the stock for a period of one year as of the date you submitted the proposal. The required statement must be provided to Alcoa within 14 days of your receipt of this notice in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Brenda Hart

Brenda A. Hart
Chief Securities/Finance Counsel
and Assistant Secretary

EXHIBIT C

[COPIES OF NO-ACTION LETTERS CITED BY THE COMPANY]

(SEC No-Action Letter)

*1 IDACORP, Inc.
Publicly Available January 24, 2000

LETTER TO SEC

December 2, 1999

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: IDACORP, Inc. -- Shareholder Proposal

Ladies and Gentlemen:
We are writing on behalf of IDACORP, Inc., an Idaho corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") and a supporting statement (the "Supporting Statement") submitted by Mr. John Jennings Crapo (the "Proponent") in connection with the annual meeting of the Company's shareholders to be held in May 2000. We believe that the Proposal and the Supporting Statement may be properly excluded from the Company's 2000 proxy materials (the "2000 Proxy Materials"), pursuant to Rule 14a-8(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Supporting Statement.

Copies of the handwritten Proposal and Supporting Statement as well as a typed transcript (errors appear in the originals) thereof are enclosed as Exhibit A. The opinion of Robert W. Stahman, General Counsel for the Company, as to Idaho law, is enclosed as Exhibit B.

Enclosed for filing pursuant to Rule 14a-8(j) are six copies of this letter, the Proposal, the Supporting Statement and the opinion of Mr. Stahman. We are forwarding a copy of this letter to the Proponent as required.

I. The Proposal and the Supporting Statement

The Proposal, dated August 3, 1999, is as follows:

* * *

"The Articles of Organization of IDACORP, Inc. (the "Registrant") are hereby amended to provide for recall of members of the Board of Directors (the "Board") of

Registrant by Plurality Vote.

Particulars shall be failure
(i) to attend Board meetings
(ii) to attend shareholder meetings
(iii) to constructively participate in discussions of meetings described in clauses (i) (ii);
(iv) to introduce motions at Board meetings.

Procedures to recall member(s) shall be any shareholder with aggregate of one share or more shall write a letter via certified mail or equivalent thereof to the Board attention it's moderator and provide particulars for the recall:

(i) The Board shall respond by letter via Certified Mail or equivalent to the shareholder providing a report concerning the action of the Board member(s) postmarked within thirty calendar days.

(ii) The shareholder in question shall be provided thirteen calendar days to have a response postmarked via Certified Mail or the equivalent to said Board attention it's moderator requesting reconsideration.

(iii) The Board shall respond by letter via Certified Mail or the equivalent to shareholder in question postmarked within seven calendar days providing it's answer of the reconsideration request.

***2** (iv) If the shareholder in question desires to continue with the recall of Board member(s) shareholder shall send a letter postmarked within eight calendar days of delivery of the letter cited in (iii) to the Board attention it's moderator signed by shareholder(s) having an aggregate of at least one hundred shares demanding Board sent out proxy ballots within fourteen calendar days of delivery of the final letter requesting the recall vote. The ballot shall contain a well balanced statement for voting "yes" and "no"."

* * *

The Supporting Statement (attached hereto as part of Exhibit A) is difficult to follow, appears to be unrelated to the Proposal and does not provide any guidance for the Proposal.

II. Summary

We believe that the Proposal and the Supporting Statement may be properly omitted from the 2000 Proxy Materials because
(i) the Proposal is not a proper subject for action by shareholders under the laws of the State of Idaho, the jurisdiction of the Company's organization (Rule 14a-8(i)(1));
(ii) the Proposal, if implemented, would cause the Company to violate the laws of the State of Idaho and federal law (Rule 14a-8(i)(2)); and
(iii) the Proposal and the Supporting Statement are contrary to Rule 14a- 5, which requires that information in the proxy statement be clearly presented, and Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3)).

III. Grounds for Omission of the Proposal and the Supporting Statement

A. The Proposal is not a proper subject for action by shareholders under the laws of the State of Idaho (Rule 14a-8(i)(1))

Rule 14a-8(i)(1) states that a shareholder proposal may be omitted from a company's proxy statement "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is incorporated under the laws of the State of Idaho.

The Proposal mandates a specific amendment to the Company's articles of incorporation, as amended (the "Charter").

Section 30-1-1003 of the Idaho Business Corporation Act (the "IBCA") provides that an amendment to the articles of incorporation of an Idaho corporation must be both proposed and recommended to the shareholders by the board of directors before the shareholders vote on such amendment. The only instance in which a recommendation of the amendment by the board is not required arises when the board of directors determines that it should not make a recommendation due to a conflict of interest or other special circumstances. IBCA § 30-1-1003(2)(a). However, even under such circumstances, the board of directors must still propose the amendment to the shareholders and, instead of a recommendation, communicate to the shareholders its determination of the reasons why it should not recommend the amendment.

Because of the mandatory nature of the Proposal and because the board is not proposing the Charter amendment, based upon the opinion of Robert W. Stahman, General Counsel for the Company, as to Idaho law, we believe that the Proposal is not a proper subject for action by shareholders under the laws of the State of Idaho under § 30-1-1003 of the IBCA.

***3** The Staff has on a number of occasions not objected to the exclusion of shareholder proposals that mandated an amendment of a company's articles of incorporation (e.g., Keystone Financial, Inc., available March 16, 1999; Great Lakes Chemical Corporation, available March 8, 1999; Watt Industries, Inc., available July 10, 1998; Hechinger Company, available March 28, 1997).

B. The Proposal, if implemented, would cause the Company to violate the laws of the State of Idaho and federal law (Rule 14a-8(i)(2))

Pursuant to Rule 14a-8(i)(2), a shareholder proposal may be omitted if such proposal, if implemented, would require a corporation to violate any state, federal or foreign law.

(i) Based upon the opinion of Robert W. Stahman, we believe that the Proposal, if implemented, would cause the Company to violate § 30-1-702 of the IBCA. Section 30-1-702 of the IBCA provides that shareholders of an Idaho corporation may call a special shareholders' meeting only if at least 20% of all shares entitled to vote on any issue proposed to be considered at the special meeting so request.

The Proposal states that shareholders "having an aggregate of at least one hundred shares" may demand that "the Board sent out proxy ballots," which we believe means call a special shareholders' meeting for the purpose of voting on the request to remove a director. This would be contrary to § 30-1-702 of the IBCA, since 100 shares represents a de minimis percentage of the 37,612,351 shares of the Company currently outstanding and entitled to vote.

(ii) The Proposal, we believe, would permit the removal of directors without cause. The Charter currently provides for removal only for cause; as amended, it would provide for both. Section 30-1-808 of the IBCA provides that the shareholders may remove a director without cause only if the articles of incorporation do not prescribe that a director may be removed only for cause. Based upon the opinion of Robert W. Stahman, we believe that the Proposal would cause the Company to be in violation of § 30-1-808 of the IBCA.

The Staff has repeatedly permitted the exclusion of shareholder proposals that would cause a company to violate state law (e.g., Fleming Companies, Inc., available January 19, 1999; International Business Machines Corp., available January 19, 1996; Weirton Steel Corp., available March 14, 1995, all relating to the adoption of bylaw provisions.)

Since the Proposal would cause the Company to violate the IBCA, we believe that the Proposal may properly be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(2).

(iii) We also believe that the Proposal, if implemented, would also cause the Company to violate federal law.

Rule 14a-6(a) of the Commission's proxy rules requires the filing of preliminary proxy materials at least 10 calendar days before definitive proxy materials are first mailed. No proxies can be sent until a definitive proxy statement has been filed. Rule 14a-4(f).

***4** The Proposal would require the board of directors to mail "proxy ballots" within 14 days after the shareholder's request. It would be practically impossible for the Company to prepare and file preliminary proxy materials with the SEC within the four day time period allowed under the Proposal, much less mail definitive proxy materials. In addition, should the Staff review and comment on the preliminary materials, the Company would have to choose between violating its Charter, which would require the Company to mail within 14 days, and violating federal law with regard to proxy solicitation, which would not permit mailing until SEC comments had been addressed.

See also the discussion below on violation of Rules 14a-5 and 14a-9.

The Staff has repeatedly permitted the exclusion of shareholder proposals that, if implemented, would require a company to violate the Commission's proxy rules (e.g., RJR Nabisco Holdings Corp., available November 30, 1995; IBM, available November 22, 1995; South Atlantic Financial Corp., available March 19, 1981).

C. The Proposal and the Supporting Statement Violate the Proxy Rules (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) permits the omission of a proposal if it violates any of the Commission's proxy rules; we believe that the Proposal and Supporting Statement violate both Rule 14a-5 and Rule 14a-9. See also the discussion above on violation of Rules 14a-4(f) and 14a-6(a).

Rule 14a-5(a) requires that information in a proxy statement be "clearly presented." The Proposal is vague and indefinite, as discussed more fully below; the Supporting Statement, which appears to be completely unrelated to the Proposal, makes various rambling statements. The Staff has permitted the exclusion of such materials from proxy statements in the past. See, for example, CCBT Bancorp, Inc., available April 20, 1999; Chock Full O'Nuts Corporation, available October 14, 1998; Bradley Real Estate, Inc., available March 17, 1998; New England Electric System, available February 26, 1998; The Advest Group, Inc., available September 23, 1997; Bank of New England Corporation, available February 5, 1990; Commonwealth Energy System, available February 27, 1989.

We also believe that the Proposal and Supporting Statement violate Rule 14a-9, in that they contain false and misleading statements. The Staff, in numerous no-action letters, has permitted the exclusion of shareholder proposals "involv[[ing] vague and indefinite determinations ... that neither the shareholders voting on the proposal, nor the Company would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." A.H. Belo Corp., available January 29, 1998. Such proposals were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" (e.g., Philadelphia Electric Company, available July 30, 1992) or "so vaguely worded that the shareholders cannot fairly be expected to know what they are voting upon" (e.g., Nynex Corporation, available January 12, 1990) or "misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal" (e.g., Wendy's International, Inc., available February 6, 1990).

***5** The Proposal leaves many questions regarding the removal procedures unresolved. For example, there is no specificity with regard to the reasons for removal. Proponent sets forth four reasons, but gives no further parameters. Under the Proposal, as drafted, a director could be removed for failure to attend one board meeting or make a motion. In addition, there is no guidance as to the meaning "constructively participate in discussions of meetings." The Proposal repeatedly refers to the board's "moderator", but gives no explanation as who this person is. It does not specify any deadline for the submission by a shareholder of the initial removal request. It is unclear when the various notice periods referred to in paragraphs (i) through (iii) of the Proposal commence. It does not explain what is meant by the phrase that the "Board sent out proxy ballots ... requesting the recall vote." Finally, no guidance is provided as to what a "well balanced statement for voting 'yes' and 'no"' on the ballot is.

In addition, the Company's Charter currently provides in Article VI, Section 4, that:

"A director may be removed by the shareholders only for cause at a meeting called for the purpose of removing him by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote in elections of directors."

The Proposal would permit the removal of a director by a plurality vote, while Article VI, Section 4 of the Charter specifies a two-thirds vote. The Proposal, we believe, would also permit removal of a director by the shareholders without cause, while Article VI, Section 4 of the Charter specifies that directors may be removed only for cause. Therefore, the Proposal, if implemented, would conflict with Article VI, Section 4 of the Charter.

Even if the Proposal were reframed in precatory language to satisfy Rule 14a-8(i)(1), it would be impossible for the board and the Company to implement the

Proposal because the Proposal does not include enough clear information for the Company to prepare such an amendment without making assumptions regarding what the Proponent actually had in mind. In addition, the shareholders would not know exactly on what they were voting, and the Company and the shareholders may have significantly different interpretations of the Proposal. We also believe that the Proposal and the Supporting Statement are so inherently vague, indefinite and misleading that the elimination or addition of one or more sentences would not be sufficient to overcome the deficiencies.

Accordingly, we believe that the Proposal and the Supporting Statement may be omitted in their entirety from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

Based on the foregoing, we request that the Staff concur in our view that the Company may omit the Proposal and the Supporting Statement in their entirety from the 2000 Proxy Materials and that no enforcement action will be recommended to the Commission if the Proposal and the Supporting Statement are excluded.

* * *

***6** The Company expects to file proxy materials with the Commission on or about March 22, 2000. If the Staff disagrees with our conclusions regarding the omission of the Proposal and Supporting Statement, we would appreciate an opportunity to speak to you by telephone prior to the issuance of the Staff's response.

If you have any questions regarding this request, or need additional information, please telephone the undersigned at (212) 424-8662 or Kai-Oliver Rust at (212) 424-8571. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Sincerely yours,
Elizabeth W. Powers

LEBOEUF, LAMB, GREENE & MACRAE L.L.P.

125 West 55th Street

New York, NY 10019-5389

(212) 424-8000

ENCLOSURE

EXHIBIT A

August 3, 1999

CORPORATE SECRETARY

MR. ROBERT W. STAHMAN, ESQ.

IDACORP, INC.

P.O. BOX 70

BOISE, ID 83707-0070

Re: Shareholder Proposal

Calendar Year Two Thousand

Dear Secretary, IDACORP, Inc.

Mr. Stahman:
I am owner 206 shares of IDACORP, Inc. common stock which I've held continuously more than one year and which I plan to continue to own until the adjournment of the annual meeting of Shareholders of IDACORP, Inc. of the year two thousand (2,000) at which time I plan to present the enclosed shareholder proposal which I ask be introduced to shareholders along with accompanying supporting statement in the proxy statement of the calendar year two thousand shareholder meeting. My stock complies with the two thousand dollar value threshold of the US(A) Securities and Exchange Commission for introduction of shareholders proposal in IDACORP, Inc. ProxyStatement.

Shareholder Proposal

The Articles of Organization of IDACORP, Inc. (the "Registrant") are hereby amended to provide for recall of members of the Board of Directors (the "Board") of Registrant by Plurality Vote.

Particulars shall be failure

(i) to attend Board meetings

(ii) to attend shareholder meetings

(iii) to constructively participate in discussions of meetings described in clauses (i) (ii);

(iv) to introduce motions at Board meetings.

Procedures to recall member(s) shall be any shareholder with aggregate of one share or more shall write a letter via certified mail or equivalent thereof to the Board attention it's moderator and provide particulars for the recall:

(i) The Board shall respond by letter via Certified Mail or equivalent to the shareholder providing a report concerning the action of the Board member(s) postmarked within thirty calendar days.

(ii) The shareholder in question shall be provided thirteen calendar days to have a response postmarked via Certified Mail or the equivalent to said Board attention it's moderator requesting reconsideration.

(iii) The Board shall respond by letter via Certified Mail or the equivalent to shareholder in question postmarked within seven calendar days providing it's answer of the reconsideration request.

*7 (iv) If the shareholder in question desires to continue with the recall of Board member(s) shareholder shall send a letter postmarked within eight calendar days of delivery of the letter cited in (iii) to the Board attention it's moderator signed by shareholder(s) having an aggregate of at least one hundred shares demanding Board sent out proxy ballots within fourteen calendar days of delivery of the final letter requesting the recall vote. The ballot shall contain a well balanced statement for voting "yes" and "no".

Supporting Statement

Attention of shareholder proponent to this matter was brought to his attention by a female psychologist (A.B. Radcliff College) (A.M. Columbia University).

The Idaho House of Representatives had approved a pay raise for Idaho State Representatives and Senators.

It's majority leader, the Honorable Terry L. Crapo, Esquire was subjected to a recall election. Proponent very briefly summarizes.

Mr. Crapo said Waltham is nearer New York City than Idaho Falls is to Boise.

Proponent concluded that attendance was effected and effective participation would be improved by the pay increases.

The psychologist had problems of being involuntarily retired. Was concerned about implications to her professional reputation. Proponent was only state employee to appear on psychometrist's behalf before the State Retirement Board Hearing (Hon. State Treasurer, Mr. Robert Q. Crane, presiding), providing testimony charges were unfair.

Proponent hasn't been to Idaho but did meet Mr. Michael D. Crapo, Senator in Congress, Idaho Senate President Pro-tempore, formerly Mr. Crapo was a university student at Harvard University Law School following in the footsteps of the late Honorables William Wallace Crapo, Esquire, LLD, Representative in Congress formerly, and Terry L. Crapo. Latter pleaded for prohibitions prohibiting recall election abuse.

Proponent hopes for affordable travel to/from shareholder meeting, desirous to get adequate sleep en route to enhance meeting effectiveness.

Senator in Congress Honorable Edward More Kennedy, Esquire introduced SEC to proponent.

***End of Supporting Statement

In the event you have questions, please communicate with proponent via letter c/o my post office box address.

/s/ John Jennings Crapo

John Jennings Crapo

JJC/jjc Aug 02, 1999 11 pm - midnight

August 03, 1999 12:01 am - 3:13 am, 3:30 pm to 4:43 pm and 9 pm to 9:52 pm and 10:02 pm to midnight. More time and costs - photocopies - US Postal Service prices.

ENCLOSURE

Exhibit B

December 1, 1999

IDACORP, INC.

1221 WEST IDAHO STREET

BOISE, IDAHO 83702-5627

Re: Shareholder Proposal by Mr. John J. Crapo

Ladies and Gentlemen:

I am General Counsel to IDACORP, Inc., an Idaho corporation (the "Company"), and am giving this opinion, as required under Rule 14a-8(j)(2)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with a shareholder proposal and supporting statement (the "Proposal") that Mr. John Jennings Crapo (the "Proponent") has sought to include in the Company's proxy materials (the "2000 Proxy Materials") for the 2000 annual meeting of shareholders. LeBoeuf, Lamb, Greene & MacRae, L.L.P., on behalf of the Company, has requested confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Exchange Act, the Company omits the Proposal from its 2000 Proxy Materials.

*8 For the purpose of rendering my opinion as expressed herein, I have examined originals or copies, certified or otherwise identified to my satisfaction, of (i) the Articles of Incorporation, as amended, of the Company (the "Charter"); (ii) the Proposal and (iii) such other documents, certificates and records as I have deemed necessary or appropriate. In such examination I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to the original documents of all documents submitted to me as copies and the authenticity of the originals of such latter documents. As to any facts material in my opinion, I have, when relevant facts were not independently established, relied upon the aforesaid instruments, records, certificates and documents.

The Proposal mandates a specific amendment to the Company's Charter. Section 30-1-1003 of the Idaho Business Corporation Act (the "IBCA") provides that an amendment to the articles of incorporation of an Idaho corporation must be both proposed and recommended to the shareholders by the board of directors before the shareholders vote on such amendment. The only instance in which a recommendation of the amendment by the board is not required arises when the board of directors determines that it should not make a recommendation due to a conflict of interest or other special circumstances. IBCA § 30-1-1003(2)(a). However, even under such circumstances, the board of directors must still propose the amendment to the shareholders and, instead of a recommendation, communicate to the shareholders its determination of the reasons why it should not recommend the amendment. The board of the Company has not proposed to the shareholders the Charter amendment that is the subject of the Proposal.

The Proposal states that shareholders "having an aggregate of at least one hundred shares" may demand that "the Board sent out proxy ballots," which, for the purposes of this opinion, I assume means call a special shareholders' meeting for the purpose of voting on the request to remove a director. Section 30-1-702 of the IBCA provides that shareholders of an Idaho corporation may call a special shareholders' meeting only if at least 20% of all shares entitled to vote on any issue proposed to be considered at the special meeting so request. 100 shares would represent less than 0.001% of the 37,612,351 shares of the Company that are currently outstanding and entitled to vote.

Section 30-1-808 of the IBCA provides that the shareholders may remove a director of an Idaho corporation without cause only if the articles of incorporation do not prescribe that a director may be removed only for cause. The Charter, in Article VI, Section 4, currently provides for the removal only for cause; as amended, it would provide for both.

Based upon the foregoing, and subject to the qualifications and limitations herein expressed, I am of the opinion that:

(i) The Proposal is not a proper subject for action by shareholders under § 30-1-1003 of the IBCA; and

***9** (ii) The Proposal, if implemented, would cause the Company to violate both § 30-1-702 and § 30-1-808 of the IBCA.

With respect to this opinion, I do not hold myself out as an expert on the laws of any state other than the State of Idaho. My opinion, as expressed above, is limited to the laws of the State of Idaho. LeBoeuf, Lamb, Greene & MacRae, L.L.P., is hereby authorized to rely upon this opinion as though it were rendered to them.

Very truly yours,
Robert W. Stahman

Vice President, General Counsel and Secretary

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 24, 2000

Publicly Available January 24, 2000

Re: IDACORP, Inc.

Incoming letter dated December 2, 1999

The proposal would amend IDACORP's Articles of Organization to provide for the "recall" of members of the board of directors by plurality vote, and sets forth "particulars" and procedures for the recall of board members.

There appears to be some basis for your view that IDACORP may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if IDACORP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IDACORP relies.

Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2000 WL 141040 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Bristol-Myers Squibb Company
Publicly Available February 1, 1999

LETTER TO SEC

December 21, 1998

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: Bristol-Myers Squibb Company 1999 Annual Meeting

Ladies and Gentlemen:

We are submitting this letter to ask you to confirm that you would not recommend an enforcement action if Bristol-Myers Squibb Company omits from our 1999 proxy materials a stockholder proposal from Mr. Edwin D. Foulks, Jr., Chairman of the Committee For Asserting Unalienable Rights. The proposal requests that the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives. A copy of the proposal is attached as Attachment A.

The Company believes that it can omit the proposal from its proxy materials for the following reasons:

I. The proposal can be omitted pursuant to Rule 14a-8(c)(3) as contrary to Rule 14a-9 because it is vague and, therefore, misleading and contains false and misleading statements.

The proposal is false and misleading in that it contains several disjointed statements presented in a rambling fashion to support the proffered resolution. Indeed, the statements referencing the Bible and Roman law only further confuse matters, creating many more questions than are answered. There is no factual support for the proposal's statements attacking the current American government. All these statements form the logical background to the proposal. The Company believes that its stockholders could not possibly understand what actions would be required to implement the proposed action at the Company. Consequently, the resolution itself is false and misleading. The Company should, therefore, be allowed to omit the proposal as a whole as false and misleading pursuant to Rules 14a-8(c)(3) and 14a-9.

The Company should also be allowed to omit the proposal on the ground that it is vague and indefinite. The Commission has found that stockholder proposals may be omitted from the proxy materials when such proposals are "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." (Philadelphia Electric Company, No-Action Letter dated July 30, 1992).

Any guidance would have to be found in the supporting statement, which is identical to the supporting statement in the proposal that Mr. Foulks submitted to GE for GE's 1997 Annual Meeting and which the Staff permitted GE to exclude under Rule 14a-8(c)(3) because it was vague and indefinite. See General Electric Company (January 23, 1997). Also, the Staff has concurred that similar proposals dealing with the rights of the unborn submitted by Mr. Foulks to other companies (e.g., Digital Equipment Corporation, Union Pacific Corporation, IBM Corporation, RJR Nabisco Holdings Corp., Minnesota Mining and Manufacturing Company and Minnesota Power and Light Company) are so vague and indefinite as to be excludable. The Staff has concurred with three no-action requests submitted by the Company on similar proposals submitted by Mr. Foulks.

***2** The proposal is completely silent as to how the Company might implement to the proffered policy. Given the interpretational differences, it is not clear how the proffered policy could be implemented at the Company. In other words, the proposal is so indefinite as to allow no reasonable certainty that the proposal would, or even could be, fulfilled by the Company.

The Company should, therefore, be allowed to omit the proposal pursuant to Rule 14a-8(c)(3) on the ground that it is too vague to give a clear mandate to either the stockholders or the Company.

II. The proposal can be omitted pursuant to Rule 14a-8(c)(6) as concerning matters beyond the Company's power to effectuate.

The proposal is so vague and indefinite that neither the Company nor its stockholders would know exactly what the proffered policy means or how it would be implemented.

In International Business Machines, No-Action Letter dated January 14, 1992, the Staff stated that a proposal may be classified as beyond a company's power to effectuate on the basis that the proposal is "so vague and indefinite that a registrant would be unable to determine what action should be taken." The Company should, therefore, be allowed, to omit the Proposal pursuant to Rule 14a-8(c)(6) on the ground that it is beyond its power to effectuate.

III. The proposal can be omitted pursuant to Rule 14a-8(c)(5) because it related to less than 5% of the Company's total assets or net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business.

The proposal asks that the Corporation adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives.

The Company is a diversified worldwide health and personal care Company whose principal businesses are pharmaceuticals, consumer medicines, beauty care, nutritionals and medical devices. As the Company has stated previously, abortion is unrelated to the business of the Company. Accordingly none of the Company's total assets, gross sales or net earnings are attributable to the proposal and therefore the economic thresholds of Rule 14a-8(c)(5) have not been satisfied with respect to the proposal. Likewise, the proposal has no "significant" relationship to the Company's business. Accordingly, the proposal is clearly excludable under Rule 14a-8(c)(5).

The Company recognized that the Commission has permitted shareholder proposals dealing with social issues to be included in proxy statements under Rule 14a-8. However, the social issues have always had some significant or meaningful relationship to the Company business. For example , "South African" proposals are permitted in connection with companies that do business in South Africa and tobacco proposals are permitted in connection with companies that have tobacco operations.

It is one thing to say that a proposal dealing with operations that fail to meet the economic thresholds of Rule 14a-8(c)(5) must nevertheless be included if it is otherwise significantly related to a company's business. It is another thing to say that a proposal that has no relationship to a company's business must be included. The fact that an issue must have a significant or meaningful relationship to a company's business has been recognized by the courts. For example, in Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554 (D.C.D.C. 1985), the court held that Iroquois Brands had to include in its proxy statement a shareholder proposal relating to the force feeding of geese for the production of pate de foie gras, even though sales of the product failed to meet the economic thresholds set forth in Rule 14a-8(c)(5). The Court reasoned that even though the company's sales of the product failed to meet the economic thresholds, the product nevertheless had a significant relationship to the company's business and therefore the issue raised in the proposal was significantly related to the company's business. The court stated, however, that "the result would, of course, be different if the plaintiff's proposal was ethically significant in the abstract but had no meaningful relationship to the business of the [company] as the [company] was not engaged in the business of importing pate de foie gras"(emphasis added). Id. At 561, Note 16. The Company submits that the proposal presents precisely the same situation described by the court in Note 16 of the Lovenheim decision, e.g., an ethically significant issue (abortion) which has no meaningful relationship to the Company's business.

***3** Five additional copies of this letter and its attachments are attached pursuant to Rule 14a-8(d). A copy of this letter and attachments are simultaneously being forwarded to the proponent.

We expect to file our definitive proxy materials on or about March 12, 1999.

Based on the foregoing, we ask that you would not recommend an enforcement action if the proposal is excluded from the 1999 proxy materials. We note that there may be additional procedural grounds for omitting the proposal. We have requested that the proponent comply with all the requirements of Rule 14a-8 of Regulation 14A. Once the time period for a response from the proponent has elapsed, we will supplement this request as appropriate. Should the Staff disagree with our opinion regarding omission of the proposal, we would appreciate the opportunity to confer with you concerning this matter prior to the issuance of your response.

If you have any questions or require additional information, please call me at (212) 546-4714 or send any written inquiries to my be telefax at (212) 605- 9622.

Very truly yours,
Alice C. Brennan

Vice President and Secretary

BRISTOL-MYERS SQUIBB COMPANY

345 Park Avenue New York, NY 10154-0037 212 546-4714

ATTACHMENT A

STOCKHOLDER PROPOSAL UNBORN CHILDREN

Mr. Edwin D. Foulks, Jr., Chairman, Committee for Asserting Unalienable Rights, P.O. Box 1061, Binghamton, New York 13902, who holds 1,200 shares of Common Stock, has informed the Company that he intends to present to the meeting the following resolution:

Whereas, this nation was founded proposing "that all men are created (not only born) equal, that they are endowed by their Creator (not the Supreme Court) with certain unalienable Rights" and guaranteed constitutionally to "secure the blessings of liberty to ourselves and our posterity", current American government has embarked on tyrannical rule "destructive of these ends" regarding "persons unborn" (legally recognized by Jefferson's Virginia legislation) by denying "equal protection of the laws" for such defenseless children from any and all attackers, denying parents the right to claim unborns as dependents and other property rights, (even butchering children during birth!).

Whereas, "Laws of Nature and of Nature's God entitle" that "you shall give life for life, ... , wound for wound" (Exodus 21:23) regarding injured unborn and (applicable through common law/Louisiana State) "Roman law, the principles of which are the nearest to natural reason" (Jefferson), asserts "an unborn child is entitled to action for restitution, where he has lost something by usucaption"; "those who are unborn are, by almost every provision of the Civil Law, understood to be already in existence"; "ancient authorities were so solicitous to maintain the interest of an unborn child who would be free at birth, that they reserved all its rights unimpaired until the time it was to be born."

Whereas, the United Nation's Declaration of the Rights of the Child (1959) demands that "the child, by reason of his physical and mental immaturity, needs special safeguards and care, including appropriate legal protection, before as well as after birth", the American Convention on Human Rights (1969) ratified by United States Senate maintains that "every person has the right to have his life respected. This right shall be protected by law, and, in general, from the moment of conception" with Black's Law Dictionary asserting "A child conceived, but not born, is to be deemed an existing person"; "Reasonable creature ... means a human being, and has no reference to his mental condition, as it includes a lunatic, an idiot, and even an unborn child"; insurance trusts defining "the word 'living' shall include unborn persons in the period of gestation" (Northwestern Mutual Life Insurance Company).

***4** Whereas, the Virginia Declaration of Rights (1776) asserts that "men ... cannot by any compact deprive or divest their posterity; namely, the enjoyment of life and liberty." The Supreme Court (1943) affirmed: "One's right to life, liberty and property ... and other fundamental rights may not be submitted to a vote; they depend on the outcome of no elections"; (1973, 1989) -- life begins at conception. Congress's Republican platform pledges: "We believe the unborn child has a fundamental individual right to life which cannot be infringed. We therefore reaffirm our support for a human life amendment to the Constitution, and we endorse legislation to make clear that the Fourteenth Amendment's protections apply to unborn children."

RESOLVED: Shareholders request the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives.

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 1, 1999

Publicly Available February 1, 1999

Re: Bristol-Myers Squibb Company

Incoming letter dated December 21, 1998

The proposal relates to not cannibalizing bodies of unborn children but pursuing preserving their lives.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(3) because it is vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bristol-Myers relies.

Sincerely,

Dennis Bertron

Attorney-Adviser

Securities and Exchange Commission (S.E.C.)

1999 WL 44087 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Philadelphia Electric Company
Publicly Available July 30, 1992

LETTER TO SEC

June 1, 1992

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: Philadelphia Electric Company

Ladies and Gentlemen:

In accordance with Rule 14a-8(d) under the Securities and Exchange Act of 1934, enclosed herewith are six copies of this letter and a proposal (the "Proposal") received by Philadelphia Electric Company (the "Company") on May 4, 1992, from Joanna Scott-Meyers for inclusion in the proxy materials relating to the Company's 1993 annual meeting of shareholders. This letter is to notify the Commission of the Company's belief that the Proposal may properly be omitted from its proxy materials, and to set forth the Company's reasons for the intended omission.

The Company believes the Proposal may be properly omitted from its proxy material because: (i) the Proposal is contrary to Rule 14a-9 and Rule 14a-8(c)(3) which prohibit misleading statements in proxy soliciting materials, (ii) the Proposal violates state law (Rule 14a-8(c)(2)), (iii) the Proposal is beyond the Company's power to effectuate (Rule 14a-8(c)(6)), and (iv) the Proposal deals with matters relating to the conduct of ordinary business operations (Rule 14a-8(c)(7)).

The Proposal Contains Misleading Statements

Rule 14a-8(c)(3) provides a statutory basis for omission of the Proposal. That rule authorizes omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Commission has established that a proposal so vague that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from the proxy material pursuant to Rule 14a- 8(c)(3).

The phrasing of the resolution portion of the proposal, i.e., the last paragraph, is ambiguous and the meaning unclear. The substance appears to request that certain shareholders refer a plan or plans to the Board of Directors "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." There is no further explanatory information. One interpretation might be that the committee is to provide other plans for the benefit of management, directors and employees. A second interpretation would be that an equivalent series of benefit plans should be implemented for the benefit of "small stockholders." A third interpretation would be that a group of benefit plans should be prepared for the benefit of all stockholders. Perhaps there are additional interpretations of the language. However, under any interpretation, the reader is left without a clear understanding of what is intended. For this reason, there is no way in which shareholders will be able to determine with reasonable certainty either the meaning of the resolution or the consequences of its implementation. For this reason, it is misleading and violates Rule 14a-8(c)(3).

*2 In many other respects, the Proposal is misleading. In regard to the first Whereas clause, the implication that the "management team", as distinct from the Board of Directors, is elected by the stockholders is inaccurate and contrary to law. Only the Board of Directors is elected by the shareholders.

In regard to the second Whereas clause, the implication that management controls proxies is inaccurate and contrary to law. Under the Pennsylvania Business Corporation Law, like most state statutes, all shareholders have the right to appoint proxies of their own choice. Proxies solicited by management of the Company contain a statement to the effect that they will be voted exactly as directed by the shareholder. Only in the absence of a direction by the shareholder will the proxies be voted according to the preference of management. To imply the contrary is false and misleading.

In regard to the third Whereas clause, the implication that the Board of Directors does not exercise independent judgment or is controlled by management, is inaccurate and misleading.

In regard to the fourth Whereas clause, the statement that the creation and implementation of benefit plans is for the welfare of stockholders is totally false and inaccurate. All such plans are fully explained in the proxy statement in accordance with the rules of the Securities and Exchange Commission, and to imply that any one or all of benefit plans are contingent upon the Company making a "profit" is also false and misleading.

The final three Whereas clauses are also inaccurate, argumentative, or misleading.

Throughout the Proposal, there is a veiled implication or indirect charge concerning improper, illegal or immoral conduct on the part of the Board of Directors, management or the Company's largest stockholders. Such implications are completely without a factual basis and are not only false and misleading but also, in the Company's opinion, degrade and demean the shareholder proposal procedures established by the Commission. For this reason also, the Proposal should be omitted pursuant to the provisions of Rule 14a-9(b), Note b.

For all the foregoing reasons, the Proposal should be omitted pursuant to Rule 14a-8(c)(3).

The Proposal Violates State Law

The Proposal violates Sections 1757 and 1758 of the Pennsylvania Business Corporation Law pertaining to action by shareholders. Section 1757 provides, inter alia, "... whenever any corporate action is to be taken by vote of the shareholders of a business corporation, it shall be authorized by a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon." Section 1758 provides, inter alia, ... "every shareholder of a business corporation shall be entitled to one vote for every share standing in his name on the books of the corporation." Although the meaning of the Proposal is unclear, to the extent it may require action to be taken by shareholders, such action can be taken only by a vote of a majority of all shareholders, not just small shareholders or shareholders owning a "limited" amount of shares ("100-1000-5000") as stated by the proponent. For this reason also, the Proposal must be omitted from the proxy statement pursuant to Rule 14a-8(c)(2).

The Proposal Deals with a Matter Relating to Ordinary Business Operation

*3 The Company believes that the Proposal should be omitted on the basis of Rule 14a-8(c)(7) which provides that it may be omitted if it deals with a matter relating to the conduct of the ordinary business operations of the registrant. The Company is cognizant of the Commission's desire to clarify and enhance disclosure of senior executive and director compensation. Employment contracts or incentive plans for upper management have been and will be explained in the Company's proxy statements. In addition to the currently required information, the Company included a description of management's executive compensation philosophy in its 1992 proxy statement. Nevertheless, the proponent's Proposal does not limit itself to executive compensation. It appears to have a broader scope and call into question all Company benefit plans. Most of the Company's plans, especially those which have the most financial impact upon the Company, are uniform for all employees and are not limited to directors or officers. Those plans which relate to all employees on an equal basis such as medical, accident, life and retirement plans are, in the opinion of the Company, matters dealt with in the ordinary course of business and are not the kinds of plans recently referred to as senior executive and director compensation and deemed by the Commission as outside the ordinary course of business. Therefore, in so far as the Proposal may be interpreted to relate to such uniform, across-the-board plans, it should be omitted under Rule 14a-8(c)(7).

Pursuant to Rule 14a-8(d), the Company has notified Joanna Scott-Meyers of its intention to omit her Proposal from its proxy materials and has enclosed a copy of this letter with the letter to Ms. Scott-Meyers. A copy of my letter to Ms. Scott-Meyers is attached. Preliminary copies of the Company's proxy statement and form of proxy are expected to be filed, if required pursuant to Rule 14a-6(a) on or about January 26, 1993, and definitive copies on or about March 1, 1993. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(d). If you have any questions regarding this matter, please call me at (215) 841-4263.

Very truly yours,
E.C. Kirk Hall

Assistant General Counsel

PHILADELPHIA ELECTRIC COMPANY

2301 Market Street

Box 8699

Philadelphia, Pa. 19101

(215) 841-5544

ENCLOSURE

April 29, 1992

L.S. Binder, Secty.,

Philadelphia Electric Company

2301 Market Street

Philadelphia, Pa. 19101

Dear Secretary Binder ,
The following proposal is submitted for inclusion in the notice for the annual meeting in 1993.

WHEREAS:
The Board of Directors and its' appointed Management team are theoretically democratically elected by the stockholders and charged with the policy making and operation of the Corporations' business, and

WHEREAS:
in the real world, the Board is, in fact, elected in an autocratic "OLD BOY SCHOOL" manner; controlled by a self perpetuating management with its' control of proxies submitted by the largest stockholders having interests of their own and an unsuspecting and naive array of the small stockholders, and

*4 WHEREAS:
the Board, at the instigation of Management, is led into establishing a wide variety of PERCS; i.e. attractive employment contracts, incentive plans, option plans, health accident life and medical plans, and "you name it plans" ad infinitum until it borders on the obscene, and

WHEREAS:
these Percs are granted, alledgedly, for the good and welfare of the stockholders; although in truth the beneficiaries are Management, the Board and sundry other executives irrespective of whether this group produces a profit, and

WHEREAS:
there is a Management perception that stockholders eat only after the above groups are well fed and then onlyto be spoon fed at Managements' benevolenc and

WHEREAS:
the small stockholders, in fact, have no in-put or voice in the granting of the above noted Percs, and

WHEREAS:
the point specifically--is the Corporation existing for the primary benefit of the Directors and Management or the Stockholders???, now

THEREFORE:
BE IT RESOLVED, that a Committee of small stockholders be elected, by those stockholders of limited numbers 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees. Under all conditions the Corporation will bear the expense of this resolve.

Respectfully submitted,
Joanna Scott-Meyers

SEC LETTER

July 30, 1992

Publicly Available July 30, 1992

Re: Philadelphia Electric Company (the "Company")

Incoming letter dated June 1, 1992

The proposal relates to the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan or plans "... that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees".

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials on the grounds that it is vague and indefinite. Rule 14a-8(c)(3) permits the omission of a proposal that is contrary to any of the Commission's proxy rules and regulations, including rule 14a-9, which prohibits false and misleading statements in proxy materials. In this regard, the Division concurs in your view that the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Under these circumstances, the Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials. In reaching a position, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

William H. Carter

Special Counsel

Securities and Exchange Commission (S.E.C.)

1992 WL 186643 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 AnnTaylor Stores Corporation
Publicly Available March 13, 2001

LETTER TO SEC

February 9, 2001

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES & EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

ATTN: JONATHAN INGRAM, ESQ.

Re: Shareholder proposal from Amalgamated Bank of New York

LongView Collective Investment Fund to AnnTaylor Stores Corp.

Dear Mr. Ingram:
I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in response to the letter from counsel for AnnTaylor Stores Corp. ("AnnTaylor" or the "Company") dated 12 January 2001, in which AnnTaylor advises that it plans to omit the Fund's shareholder resolution from the Company's 2001 proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to deny the relief AnnTaylor seeks.

The Fund's Resolution

The Fund's resolution focuses on the fact that AnnTaylor has extensive overseas operations, including a significant number of suppliers, that there has been a growing public awareness of human rights abuses in some countries, that a number of corporations have implemented independent monitoring with respect to human rights issues, and that these standards implement conventions of the International Labor Organization ("ILO") on workplace human rights, including--

-- the right to form and join trade unions and bargain collectively (ILO Conventions 87 and 98);

-- non-discrimination involving worker representatives (ILO Convention 135);

-- no-discrimination or intimidation in employment (ILO Conventions 100 and 111);

-- freely chosen employment, with no use of force, including bonded or prison labor (ILO Conventions 29 and 105);

-- no use of child labor (ILO Convention 138).

With this background, the resolution asks the board of directors to "commit the Company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

The Company's Opposition and the Fund's Response.

AnnTaylor urges the Division to grant "no-action" relief on the grounds that the resolution is vague and misleading within the meaning of Rule 14a- 8(i)(3); tries to circumvent the 500-word limit of Rule 14-8(d); is beyond the Company's power to implement within the meaning of Rule 14a-8(i)(6); involves the Company's ordinary business within the meaning of Rule 14a- 8(i)(7); and is identical to a previously received shareholder proposal, which is grounds for exclusion under Rule 14a-8(i)(11).

We address each objection in turn below. Before doing so, however, we offer the general observation that the Division has refused to grant no-action relief to companies objecting to similar resolutions urging the adoption of various human rights principles involving a company's international operations and the operations of its overseas suppliers. Microsoft Corp. (14 September 2000); Warnaco Group, Inc. (14 March 2000); Oracle Corp. (15 August 2000); 3Com Corp. (15 August 2000). In those letters the Division cumulatively rejected many of the exclusions upon which AnnTaylor relies here. AnnTaylor attempts to distinguish these decisions, but for reasons we discuss below, we believe that the similarities between the Fund's resolution and the cited proposals warrant the denial of no-action relief here, particularly as AnnTaylor bears the burden under Rule 14a-8(g) of proving that one or more of the exclusions applies, and it has failed to do so here.

Rule 14a-8(i)(3): Allegedly vague, indefinite and misleading language.

*2 AnnTaylor makes several language objections which we answer as follow.

The first objection is that the resolution is flawed and misleading because, in the Company's view (at 4), the proposal "appears to require the Company to adopt all of the ILO conventions." The key word in that sentence is "appears," and if one were to peruse the various ILO conventions, it is apparent that the facts are different from AnnTaylor's purported "appearance." As AnnTaylor correctly notes, there are some 180 separate conventions, some of which deal with issues such as seafarers' hours of work and a "Pakistan soccer ball project," which have little or no bearing on the Company's business operation. We thus fail to see how the Company can argue that the Fund's resolution ""appears" to require something that the resolution plainly does not, i.e., implementation of "all" 180 conventions.

More specifically, AnnTaylor asserts (at 4) that the five general standards or principles set out in the resolution, which cite to eight enumerated ILO standards, "fail[ ] to adequately summarize those conventions." At no point in its letter, however, does the Company suggest that the Fund has inaccurately described or mischaracterized those ILO conventions, nor does the Company claim that the cited ILO conventions contain provisions that are, in fact, at odds with the five specified standards. Reduced to its essentials, the Company's objection is that the resolution is somehow misleading because it does not incorporate detailed specifics that appear in the specific ILO conventions, e.g., with respect to child labor, those portions of the ILO conventions urging that the minimum age for employment be not less than the age of completing compulsory schooling and, in any event, not less than 15 years or recommending that the determination of the minimum age for admission to employment that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less than 18 years.

AnnTaylor does not explain how the omission of this supporting detail renders the Fund's proposal "materially false or misleading." Indeed, and given AnnTaylor's style of rhetorical attack, one suspects that if the Fund had omitted any citation to these ILO conventions, AnnTaylor would have protested that a bare formulation such as "There shall be no use of child labor" was vague and misleading for failing to define what is a "child," for not specifying an acceptable age of employment, and for not detailing whether some jobs could be appropriately handled by employees younger than a generally applicable standard, etc. [FN1]

FN1. Indeed, the Company takes exactly that tack in assailing the resolution's request for "independent monitoring" -- How independent must the monitor be, the Company asks? Can the monitor be paid by the Company? Must the Company retain a "social organization" that would not charge a fee? Incoming letter at 5. AnnTaylor's attack on this two-word phrase ignores the explanatory language in the fourth whereas clause, which explains that other companies have ""implemented independent monitoring programs with respected human rights and religious organizations." Thus, any assertion that the Company does not understand the resolution or that shareholders would not understand the resolution are belied by a reading of the entire text, not just a phrase here and there.

End of Footnote(s).

*3 AnnTaylor acknowledges, as it must, that the Division rejected similar claims in Microsoft and Oracle, cited above. The Company argues, however, that those letters are distinguishable because the proposal at issue there fully stated all 11 principles that the companies were being asked to endorse. The problem with this argument is that it ignores at least several decades of experience with resolutions such as the Sullivan Principles, the McBride Principles and the CERES Principles, all of which had texts that were longer than the text in Microsoft or Oracle. We are aware of no letter that upheld an objection of the sort AnnTaylor lodges here, namely, that those resolutions were deficient because they omitted the full text of the relevant principles. So too here, the relevant benchmark is whether the challenged language is ""materially false or misleading," and AnnTaylor has failed to carry its burden of demonstrating that the Fund's proposal is deficient.

Rule 14a-8(d): More than 500 words

AnnTaylor next argues (at 6) that the Fund "purports to circumvent the 500- word limit on Rule 14a-8(d)." The argument rests on the dubious notion that by urging AnnTaylor to implement standards that incorporate certain ILO conventions, the Fund is somehow obligated to include the full text of the referenced conventions into the text of the resolution. AnnTaylor cites no precedent for the proposition that a resolution urging a company to adopt certain publicly available standards must incorporate the full text of those standards into the resolution. Indeed, there have been many no-action requests over the years involving resolutions asking a company to adopt the Sullivan Principles, the McBride Principles and the CERES Principles, and we are unaware of any no-action ruling that has accepted the position that AnnTaylor advances here. The fact of the matter is that the resolution is well within the 500-word limit, and the Company's argument does not merit serious consideration.

Rule 14a-8(i)(6): Beyond the Company's power to effectuate

The next objection restates in slightly different form the two prior objections. AnnTaylor argues that it lacks the power to commit itself to implementation of the enumerated human rights standards, for example, because there are some countries where activities enumerated in the resolution, e.g., worker freedom of association, are not yet permitted under the laws of those countries. The objection merges two distinct points. The resolution asks the Company to commit itself to certain principles, while recognizing that full implementation may not occur immediately. The proposal is thus similar to prior resolutions involving the Sullivan or McBride principles, which asked companies to commit themselves to goals that were not yet a reality in South Africa or Northern Ireland -- and that might not have become a reality without United States corporations going on record in favor of norms that are widely accepted in the international community.

Rule 14a-8(i)(7): Ordinary business.

***4** AnnTaylor then invokes the "ordinary business" exclusion under which a company may omit resolutions dealing with issues that "are mundane in nature and do not involve any substantial policy or other considerations." Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976)(emphasis added). The issues presented by the Fund's resolution are hardly devoid of policy significance.

With an exception discussed below, the Division has issued various letters over the years recognizing human rights issues as not subject to the "ordinary business" exclusion, witness the numerous resolutions involving the Sullivan Principles, McBride Principles and CERES Principles. As the Fund's resolution makes clear, AnnTaylor has extensive international operations, and it does business in some countries where issues of human rights violations periodically occur.

For example, AnnTaylor obtains a significant amount of its inventory from China, a nation where human and labor rights issues have been the subject of frequent attention in the news media, before the United Nations, the World Trade Organization, and other governmental bodies. Indeed, the issue of human rights in China played a prominent role in last year's congressional debate over permanent normalized trade relations with the United States. Businesses choosing to operate in China thus face special risks, and the Fund's resolution seeks to anticipate those risks. At a minimum, and in light of this well-known public debate, AnnTaylor cannot persuasively argue that human rights issues in a key country where it does business is an issue that is utterly devoid of "any substantial" policy component.

We note that the Division rejected similar objections in the recent Oracle and Microsoft rulings, where the resolution in question asked those companies to endorse a set of principles similar to those advanced by the Fund here that would go beyond the company's current code of ethics. In both those situations, the Division rejected no-action relief on "ordinary business" grounds. The fact that these resolutions were specific to China does not affect the calculus. In Warnaco

Group, Inc. (14 March 2000), the proponent made arguments similar to those the Fund is advancing here in support of a resolution seeking a report on Warnaco's monitoring and compliance with its vendor standards, and that policy affected Warnaco's overseas operations generally, not just in China. That resolution raises the same sort of issues that the Fund's proposal raises here, and the Division denied no-action relief to Warnaco.

AnnTaylor relies (at 10) on what has become a limited exception in this area, citing a series of 1999 letters in which a sourcing-related proposal was omitted by several companies because the proposal requested a report on six issues involving the practices of the company's overseas vendors, one of which involved the issue of whether these overseas vendors paid their employees a ""living wage." The proposal was omitted because of the offending paragraph, the Division explaining that while "the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [the "living wage" paragraph] relates to ordinary business operations." Kmart Corp. (12 March 1999); accord Wal-Mart Stores, Inc. (15 March 1999); Warnaco Group, Inc. (12 March 1999). The Fund's proposal does not, of course, include "living wage" issues as part of the five enumerated principles, and the 1999 letters just cited thus do not support AnnTaylor's request for no-action relief.

***5** Along the same line, and in a continuation of this "divide-and-conquer" strategy, AnnTaylor tries to pick off another enumerated standard by challenging (at 7-8) the resolutions's first two points, which deal with freedom of association, collective bargaining, and access to workplaces. The Company relies on Modine Manufacturing Co. (16 May 1998), but Modine is distinguishable because it sought the development of a code under which U.S. workers could organize and maintain unions in this country, an issue addressed by the NLRA. By contrast, in at least one country where AnnTaylor does business (China), there are limitations on that right, as well as limitations on worker representational activities, and those limits are both in violation of applicable ILO standards, according to the Department of State's 1999 COUNTRY REPORTS ON HUMAN RIGHTS PRACTICES (25 February 2000). There is a world of difference between a resolution dealing with a right that exists under U.S. law and a right that is not yet secured under international standards such as the ILO Conventions. Indeed, the rights that AnnTaylor singles out for attack are viewed in the human rights community as significant elements in what is generically known as "freedom of association."

Rule 14a-8(i)(11): Two Proposals

AnnTaylor argues finally that the Fund's proposal may be excluded because it is substantially identical to one received several hours earlier from the New York City Employees' Retirement System ("NYCERS"). The Fund and NYCERS have met with AnnTaylor executives and explained that it was not their intention to submit proposals independently, such that the Company had to focus on which was received first. Their intention from the start was for the Fund and NYCERS to be co-sponsoring the same resolution. Thus, the objection that there are two proposals here is not well taken.

Conclusion

For these reasons, the Fund respectfully submits that AnnTaylor's request for no-action relief should be denied. We appreciate very much the Division's consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,
CORNISH F. HITCHCOCK

1100 17th Street, N.W., 10th Floor

Washington, D.C. 20036-4601

(202) 974-5111

ENCLOSURE

January 12, 2001

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: AnnTaylor Stores Corporation, Commission File No.

1-10738, Omission Pursuant to Rule 14a-8 of a

Shareholder Proposal Submitted by the

New York City Employees' Retirement System and

the Amalgamated Bank of New York LongView

SmallCap 600 Index Fund

Ladies and Gentlemen:
I am writing on behalf of AnnTaylor Stores Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted separately (but in identical form) by the New York City Employees' Retirement System and the Amalgamated Bank of New York LongView SmallCap 600 (the "Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 Annual Meeting of Shareholders.

*6 Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponents' letters transmitting the Proposal (the "Proposal Letters"). A copy of this letter also is being sent to each of the Proponents as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The Proposal consists of (i) six "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring standards (the "Standards) purportedly established by some companies, which Standards incorporate the conventions of the International Labor Organization ("ILO"), (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions that are incorporated in the Standards, and (iii) a resolution that reads as follows:

Therefore, be it resolved that the shareholders request the board of directors to commit the Company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The full text of the Proposal is set forth in the letters from the Proponents attached hereto as Exhibits A and B. A copy of the eight ILO conventions listed as examples in the Proposal is attached as Exhibit C (the text of all 180 ILO conventions are over 6 inches. Accordingly we have not included them, however, we will provide them at your request).

II. Summary

This letter is to inform you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials. The Company believes that the Proposal properly may be omitted as follows: (a) pursuant to Rule 14a-8(i)(3), the Proposal violates the Commission's proxy rules because (i) the Proposal is vague and misleading under Rule 14a-8(i)(3), and (ii) the Proposal violates the 500-word limit of Rule 14a-8(d); (b) pursuant to Rule 14a-8(i)(6), the Company lacks the authority to implement the Proposal due to its misleading nature and (c) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

The Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3), which states that a proposal may be omitted if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9. The Company believes that the Proposal violates Rule 14a-9, and Rule 14a-8(d). The Proposal violates Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. In addition, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

A. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because it is Vague, Indefinite and Misleading, and thus in Violation of Rule 14a-9.

*7 The Staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. See IDACORP, Inc., (January 24, 2000) (the Staff concurred with the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal sought to amend the company's articles of incorporation to provide for the "recall" of members of the board by "plurality vote" as vague and indefinite). A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); Philadelphia Electric Co. (July 30, 1992) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal).

The Proposal is vague, indefinite and misleading because from the face of the Proposal, shareholders will not know what they are being asked to consider and upon what they are being asked to vote. The Proposal requests that the board of directors commit the Company to the full implementation of the Standards, which incorporate the ILO conventions, but does not fairly summarize those Standards. Indeed, the Proposal sets forth only five broad principles citing eight ILO conventions. As written, the Proposal appears to require the Company to adopt all of the ILO conventions, which number in excess of 180. Even if the Proponents intended to incorporate only the eight ILO conventions which specifically are referenced in the "Whereas" clauses, the Proposal still fails to adequately summarize those conventions. Each individual convention contains numerous articles that adopting companies would be required to follow. Indeed, each "single" convention is four to ten pages in length and contains up to 33 separate articles. As a result, not only will the Company and its shareholders be unable to comprehend what actions or measures the Company would have to take in the event that the Proposal were adopted, but actions ultimately taken by the Company pursuant to the Proposal could differ significantly from actions contemplated by shareholders in voting on the Proposal.

*8 The text of the Proposal requests that the Company comply with the Standards which appear to be a set of broadly framed human rights standards that incorporate the ILO conventions and contain sweeping statements regarding child and forced labor, trade unions, collective bargaining and discrimination. However, as noted above, the Proposal fails to set forth those conventions and instead sets forth only five broad principles that are included therein. Certainly, a statement of five principles as a summary of hundreds of conventions (or even eight conventions, for that matter) does not pass muster under even the most expansive view of minimally adequate disclosure. The eight conventions alone include 140 articles and an aggregate of 46 pages. The articles and pages in all 180 plus conventions are too numerous to count. The fact is that the ILO conventions incorporated in the Standards would place numerous obligations on the Company which shareholders could not possibly know by reading the Proposal. For example, ILO Convention 138 is summarized in the Proposal as follows:

There shall be no use of child labor.

However, adoption of that convention would require the Company and its suppliers do the following, none of which appears in the Proposal:

- undertake to pursue a national policy to ensure the effective abolition of child labor and raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons;
- specify, in a declaration appended to its ratification, a minimum age for admission to employmentor work within its territory;
- ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years;
- determine the minimum age for admission to employment or work that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less than 18 years;

Thus, only by reading the ILO conventions would shareholders understand the true impact of adoption of the Proposal.

In addition, the Proposal calls for "independent monitoring of corporate adherence" to the Standards. The Proposal fails to define what would constitute "independent monitoring" or who would qualify as an independent monitor. For example, if the Company employed the Company's independent outside accounting firm as a monitor, would the fact the Company pays a fee to perform such services prevent them from being considered independent? Would the Company be required to hire a social organization that would not charge a fee for such monitoring? Because the Proposal offers the Company no guidance in this respect, as well as for the reasons outlined above, the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9, and therefore subject to exclusion under Rule 14a-8(i)(3).

*9 I note that the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of a proposal under Rule 14a-8(i)(3). In Microsoft and Oracle, the proposals requested that the company implement a list of human rights principles, known as the China Principles. However, in Microsoft and Oracle, rather than proposing sweeping standards that incorporate voluminous ILO conventions that would be applicable to company operations anywhere in the world, the proposal specifically set forth in their entirety eleven principles to which it was limited. Moreover, those principles applied to Microsoft and Oracle's operations only in China and were designed to address issues specifically relating to worker human rights in that country.

B. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because it Purports to Circumvent the 500-Word Limit of Rule 14a-8(d).

Rule 14a-8(d) provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and its supporting statements, in the aggregate, exceed 500 words. [FN1] By omitting the text of the ILO conventions incorporated in the Standards sought to be adopted under the Proposal, the Proponents seeks to circumvent Rule 14a-8(d). The Proposal states that the Standards "incorporate the conventions of the ILO on workplace human rights" which, as discussed above, exceed 180 in number. We have not attempted to count the number of words in all 180 conventions, or even in the eight specifically referenced conventions. Nevertheless they are in either case, most assuredly well in excess of

500 words. Surely, a shareholder should not be permitted to do an end run around the requirements of the proxy rules by incorporating voluminous materials not available to shareholders.

FN1. The Company did not give the Proponents notice within 14 days of the failure to comply with Rule 14a-8(d) because the Company believes such notice would be futile. It would be impossible to include the necessary information in the Proposal (i.e. the text of the ILO conventions), and come within the 500 word count.

End of Footnote(s).

As stated above, a shareholder cannot fully comprehend the impact on the Company of adoption of the Proposal without reading the ILO conventions. Accordingly, the text of the ILO conventions would have to be included in the Proposal, which for purposes of Rule 14a-8(d)'s word limitation, would cause the Proposal to be many times in excess of the number of words permitted by Rule 14a-8(d). As a result, the Proposal violates Rule 14a-8(d) and is excludable under Rule 14a-8(i)(3).

IV. The Proposal Should Be Excluded under Rule 14a-8(i)(6) Because it is Impermissibly Vague and Indefinite, and Therefore Beyond the Company's Ability to Effectuate, and Thus Violates Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is sufficiently vague that the company "would lack the power or authority to implement" the proposal because the company would be unable to determine what actions should be taken. See Int'l Business Machines Corp. (January 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

***10** The Proposal requests that the board of directors commit the Company to the "full implementation" of the Standards. As discussed above, it is impossible to determine from the Proposal what the Company's obligations would be if the board so committed the Company and its suppliers to full implementation of the Standards, thereby committing itself to broadly written ILO conventions that would be applicable to the Company's operations worldwide. If the Proposal were adopted, the Company would be required to become familiar with the intricacies of each ILO convention. Moreover, the Company would continue to be obligated to comply with a multiplicity of foreign laws and regulations. Neither the Proposal nor the ILO conventions themselves provide any guidance to the Company as to how to reconcile conflicts between the ILO conventions and foreign and local laws and regulations. For example, the ILO conventions mandate collective bargaining and organization of employees, notwithstanding the fact that such activities may violate the law in certain foreign jurisdictions. This may, in itself, render the Proposal excludable pursuant to Rule 14a-8(i)(6).

From the face of the Proposal, the shareholders and the Company could have widely divergent views regarding what obligations the Proposal would place on the Company. This uncertainty is exacerbated by the fact that significant implementation would have to occur at the supplier level, since the Company contracts out all manufacturing operations. Further, it is unclear how the Company could reconcile conflicts between the ILO conventions and foreign laws. Due to these material uncertainties, the Company would lack the power or authority to implement the Proposal, making it subject to exclusion under Rule 14a-8(i)(6).

I note that the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of a proposal under Rule 14a-8(i)(6). As discussed above, in Microsoft and Oracle, the proposals requested that the company implement a list of human rights principles, known as the China Principles. However, in Microsoft and Oracle, rather than proposing sweeping standards that incorporate voluminous and complex ILO conventions that would be applicable to company operations anywhere in the world, the proposal specifically set forth in their entirety eleven principles to which it was limited. Thus, the Proposal would be significantly more onerous for the Company to attempt to implement than the proposals in Microsoft or Oracle.

V. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a- 8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting."

***11** As stated in the 1998 Release, the policy underlying the ordinary business exclusion rest on two central themes. First, the 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees." Second, the 1998 Release states that the Staff will consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This may come into play...where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Although the Staff reversed its position in Cracker Barrel Old Country Stores, Inc. (October 13, 1992) regarding the automatic exclusion of employment-related shareholder proposals raising social policy issues, the 1998 Release specifically noted that "reversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations." Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no bright- line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business' exclusion" but noted that the Staff "will make reasoned distinctions" relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to the implementation of the Standards, which are a set of global human rights standards incorporating the ILO conventions. While several of the principles addressed in the ILO conventions touch upon social policy concerns, a vast majority of the issues directly relate to the Company's ordinary business operations. For example, the Proposal includesa requirement that the Company and its suppliers commit themselves to the standard that "all workers have the right to form and join trade unions and bargain collectively." Moreover, the Proposal specifically requires that "worker representatives...have access to all workplaces necessary to enable them to carry out their representation functions." Clearly these mandates deal directly with the Company's ordinary business operations in the area of management and labor relations. In recent years, the Staff has concluded that determinations involving collective bargaining units as well as the negotiations between companies and unions regarding wages, hours and working conditions are ordinary business issues within the scope of Rule 14a-8(i)(7). See Modine Manufacturing Co. (May 6, 1998) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with the company's policies regarding trade unions and collective bargaining related to ordinary business operations).

***12** In addition, the ILO's mandate regarding working hours (that the working hours of employees of the Company and its suppliers should not exceed eight hours a day or 48 hours per week) also clearly relates to the Company's ordinary business operations. On several occasions, the Staff has determined that an employer's policy with respect to employee hours relates to the Company's ordinary business operations, and that shareholder proposals relating to such issues may be excluded pursuant to Rule 14a-8(i)(7). See Intel (March 18, 1999) (the Staff concurred in exclusion of a shareholder proposal requesting adoption of an Employee Bill of Rights that would dictate such ordinary business operational matters as employee work hours); see also Toys "R' Us (March 18, 1998) (the Staff concurred in omission of a shareholder proposal under Rule 14a-8(i)(7) because the proposal, in focusing upon such issues as working conditions, wages and working hours for employees of company suppliers, dealt primarily with ordinary employment-related matters).

We note further that the Staff has determined that an employer's policies with respect to wage adjustments and the so-called "living wage" relate to ordinary business operations, and that such shareholder proposals may be properly excluded pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with "sustainable living wage" issues infringed upon the company's ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) the Staff reached the same conclusion as in Wal-Mart Stores, Inc. with respect to a similar shareholder proposal.

The Proposal clearly seeks to micro-manage the Company's business operations. The ILO conventions touch upon nearly every aspect of the Company's and its suppliers' relationship with their respective employees in intricate detail. For example, in addition to dictating the number of hours a day that an employee should work and dictating standards for employee wages, the conventions would require that the Company and its suppliers:

- set the minimum age for employment which is likely to jeopardize the health, safety or morals of young person at no less than 18 years;
- provide workers' representatives with access to their workplace facilities;
- commit itself to a 40-hour work week;
- provide maternity leave of not less than 14 weeks;
- take steps to ensure that any worker required to transport loads manually receive training in techniques to safeguard health and prevent accidents; and
- provide each worker with a minimum of three weeks of paid vacation every year.

The conventions establish the minimum age of employees, dictate the type of benefits to be provided to employees (including health insurance and maternity leave), set the maximum number of hours employees may work and outline safety provisions to which the Company and their suppliers, must adhere. The mandates would apply worldwide without regard to employees' desires, local laws or local customs. Indeed, many of the benefits that the Company and its suppliers would be forced to provide to their employees under the Proposal are not even customary in the United States. These benefits could not be implemented by the Company without careful analysis on the part of the board of directors of the potential costs of such benefits. How can shareholders acting once a year at an annual meeting, without the benefit of any meaningful analysis that would enable them to make an informed judgment, make decisions regarding such matters? Clearly, shareholder intervention on such matters would amount to micro-management of the Company's day to day operations.

***13** Through the principles briefly addressed in the Proposal and delineated at length in the ILO conventions, the Standards address a broad spectrum of issues. The scope of these Standards demonstrates that the Proposal on the whole relates to the Company's ordinary business operations, encompassing nearly every aspect of the Company and its suppliers' businesses, and seeks to micro-manage the Company. This cannot be masked by the fact that some of these issues also touch upon broader social policy concerns. In recent years, the Staff has noted that a proponent in submitting a shareholder proposal with an enumerated list of human rights standards to which a company must adhere may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with significant policy issues. See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in omission of a shareholder proposal which requested the company to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff concurred in omission as to both under Rule 14a-8(i)(7) with regard to similar proposals where one aspect of the proposals required the companies to implement policies regarding a sustainable living wage, an ordinary business operation within the scope of Rule 14a-8(i)(7)); Chrysler Corp. (February 18, 1998) (the Staff permitted exclusion of a proposal which required the company to review and report to shareholders on its international codes and standards with respect to six principles, one of which related to ordinary business). In light of the foregoing, the Proposal relates the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

The Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of the proposals under Rule 14a-8(i)(7). In Microsoft and Oracle, the proposals requested that the company implement eleven specific principles in one country, China. These principles were designed to address a specific, known problem in that country. The proposals in Microsoft and Oracle are more analogous to the shareholder proposal addressed in Toys 'R' Us, Inc. (February 8, 1999). In Toys 'R' Us, the Staff refused to concur with the company's position that a shareholder proposal seeking the company to implement the MacBride Principles could be excluded under Rule 14a-8(i)(7). The MacBride Principles sought to ensure that the company did not discriminate in Northern Ireland on the basis of religion in the hiring, promotion or termination of employees. Similar to the Microsoft and Oracle proposals, the Toys 'R' Us proposal, consisting of nine specific principles, sought to address a documented problem in one country. In contrast, the Proposal requests that the Company implement numerous broadly drafted and highly complex ILO conventions which would affect the Company's operations worldwide without regard to the appropriateness of any given convention in any particular locality.

VI. One of the Two Shareholder Proposals Can Be Omitted Pursuant to Rule 14a-8(i)(11)

***14** In the event the Staff does not concur with the Company's view that the Proposals can be omitted entirely under Rules 14a-8(i)(3), 14a-8(i)(6), and 14a-8(i)(7), the Company requests the Staff's concurrence that one of the two Proposals may be properly omitted under Rule 14a-8(i)(11). The Company received the Proposal from the New York City Employees' Retirement System on December 18, 2000. Later that day, the Company received an identical proposal from the Amalgamated Bank of New York LongView SmallCap 600 Index Fund. Pursuant to Rule 14a-8(i)(11), a shareholder proposal may be omitted from the proxy statement ""if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

In the event that the Staff does not concur with the Company that the Proposal from both Proponents properly may be excluded from the Proxy Materials, the Company would exclude the later-received proposal based on Rule 14a- 8(i)(11). In this case, the later-received proposal does not merely "substantially duplicate" the proposal submitted by the New York City Employees' Retirement System; it is, in fact, identical to it. Therefore, the Company believes that the proposal from the Amalgamated Bank of New York LongView SmallCap 600 Index Fund is excludable under Rule Rule 14a-8(i)(11) because it is duplicative of the proposal from the New York City Employees' Retirement System.

For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, One Rodney Square, Wilmington, Delaware, 19801 (telephone: 302-651-3130) or, in my absence, please contact Jocelyn F.L. Barandiarán, Esq., Senior Vice President, General Counsel and Corporate Secretary, AnnTaylor Stores Corporation, 142 West 57th Street, New York, New York 10019 (telephone: 212-541-3226).

Thank you for your consideration.

Very truly yours,
Patricia Moran

LETTER TO SEC

February 21, 2001

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: AnnTaylor Stores Corporation, Commission File No.

1-10738, Omission Pursuant to Rule 14a-8 of a

Shareholder Proposal Submitted by the

New York City Employees' Retirement System and

the Amalgamated Bank of New York LongView

SmallCap 600 Index Fund

Ladies and Gentlemen:

Reference is made to the letter dated January 12, 2001 ("January Letter"), on behalf of AnnTaylor Stores Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in which I requested the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur with the Company's view that, for the reasons stated therein, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted separately (but in identical form) by the New York City Employees' Retirement System and the Amalgamated Bank of New York LongView SmallCap 600 Index Fund (the "Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 Annual Meeting of Shareholders. Further reference is made to the letter dated February 9, 2001 to the Staff from Cornish F. Hitchcock, Esq., (the "Proponent Letter") on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (I assume for purposes of this letter that Mr. Hitchcock is writing on behalf of whichever fund is the correct proponent).

***15** I am enclosing six copies of this letter. A copy of this letter also is being sent to each of the Proponents.

I. Background

As described in the January Letter, the Proposal consists of (i)-six "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring standards (the ""Standards) purportedly established by some companies, which Standards incorporate the conventions of the International Labor Organization ("ILO"), (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions that are incorporated in the Standards, and (iii) a resolution seeking that the Board of Directors of the Company commit the Company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

In the January Letter I informed you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials on the following grounds: (a) pursuant to Rule 14a-8(i)(3), the Proposal violates the Commission's proxy rules because (i) the Proposal is vague and misleading under Rule 14a-8(i)(3), and (ii) the Proposal violates the 500-word limit of Rule 14a-8(d); (b) pursuant to Rule 14a-8(i)(6), the Company lacks the authority to implement the Proposal due to its misleading nature and (c) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations.

II. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

As more fully described in the January Letter, the Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. In addition, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

It is well established that a proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion when neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine what measures or actions the proposal requires. On its face, the plain language of the Proposal requires the Company to adopt all of the ILO conventions, which number in excess of 180. The Proponents argue in the Proponent Letter that "if one were to peruse the various ILO conventions" one could figure out that many of the conventions have no bearing on the Company and therefor are not what is sought to be adopted. The Proponents' argument turns the analysis on its head. The Rules require that shareholders be able to determine from reading the Proposal what it is they are being asked to adopt. To require that, in order to understand the Proposal before them, shareholders must access and read obscure conventions that, when printed, amount to six inches of paper, defies logic and contravenes the Rules.

***16** As addressed in the January Letter, even if the Proponents intended to incorporate only the eight ILO conventions which specifically are referenced in the "Whereas" clauses of the Proposal, the Proposal still fails to adequately summarize those conventions. Each "single" convention is four to ten pages in length and contains up to 33 separate articles. The Proponents assert in the Proponent Letter that I did not accuse the Proponent of inaccurately describing or mischaracterizing the ILO conventions. As to the words of the Proposal, that is correct. The words set forth are accurate. This does not change the fact, however, that a statement of five principles as a summary of all of the conventions covered by the Proposal simply fails to provide a complete statement of the substance of the proposal. It certainly is well established in our securities law that statements can be misleading by way of material omissions, not just material misstatements. Nothing in the Proponents Letter changes the fact that the ILO conventions incorporated in the Standards would place numerous obligations on the Company which shareholders could not possibly know by reading the Proposal.

Notwithstanding the Proponents' assertions in the Proponent Letter, the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000). As noted by the Proponent, in Microsoft and Oracle, the proposals requested that the company implement eleven specific principles known as the The U.S. Business Principles for Human Rights Workers in China (the "China Principles"). Moreover, those principles applied to Microsoft and Oracle's operations only in China and were designed to address issues specifically relating to worker human rights in that country. The Proponent states that this argument ignores proposals relating to the Sullivan Principles, the MacBride Principles and the CERES Principles. While the text of these principles may be somewhat longer than the China Principles, as asserted by the Proponents, in all other ways they are very similar to the proposals addressed in Microsoft and Oracle. The Sullivan Principles and the MacBride Principles applied to a company's operations in one country, South Africa and Northern Ireland, respectively. The CERES Principles are a set of narrowly crafted specifically principles addressing environmental concerns only. Unlike the Proposal, the CERES Principles allow companies to determine the best ways in which to achieve the various environmental goals, rather than micromanaging a company's business operations. In addition, the Sullivan Principles, the MacBride Principles and the CERES Principles are each less than two pages in length and thus it is clear from the face of the proposals what shareholders are being asked to vote upon. This is in sharp contrast to the ILO conventions which, even if interpreted in the light most favorable to the Proponents, are 42 pages in length.

***17** Lastly, I note that the lack of a precedential no action letter is no basis for disregarding the fact that, by omitting the text of the ILO conventions and using the technique of incorporation by reference, the Proponents seeks to circumvent Rule 14a-8(d)'s 500 word limitation.

III. The Proposal Should Be Excluded under Rule 14a-8(i)(6) Because it is Impermissibly Vague and Indefinite, and Therefore Beyond the Company's Ability to Effectuate, and Thus Violates Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is sufficiently vague that the company "would lack the power or authority to implement" the proposal because the company would be unable to determine what actions should be taken if the proposal were adopted. In the Proponent Letter, the Proponents correctly point to the example that the Proposal would mandate freedom of association for workers even in countries where such activities are legally prohibited. The Proponents then endeavor, however, to analogize that situation to commitments by companies with operations in Northern Ireland or South Africa to adoption of the McBride Principles or the Sullivan Principles, respectively, even though the goals of such principles "were not yet a reality". I submit that a goal of non- discrimination not being a reality is quite different from a mandated activity being illegal. As more fully discussed in the January Letter, it is unclear how the Company would reconcile conflicts between the ILO conventions and foreign laws. For this reason, and for the other reasons discussed in the January Letter, the Proposal is beyond the Company's power to implement.

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In the Proponent Letter, the Proponents argue that because the Proposal touches upon certain social policy issues, it can not be excluded under Rule 14a-8(i)(7). This argument ignores the Staff's position that, when submitting a shareholder proposal with human rights standards to which a company must adhere, a proponent may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with policy issues. Given that the standards address such matters as management and labor relations, working hours and employees benefits, the Proposal on the whole clearly relates to the Company's ordinary business operations. This fact cannot be disguised simply by wrapping it in statements regarding broader social policy concerns.

The Proponents correctly note that there is a series of 1999 no action letters that exclude proposals that deal with an employer's policies with respect to wage adjustments and the so-called "living wage" on the basis that such matters relate to ordinary business operations. The fact that the Proposal does not use the term "living wage" does not change the fact that it relates directly to employment policies and employee wages.

***18** As noted in the January Letter, the Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) in which the proposals requested that the company implement the China Principles. These eleven principles were narrowly framed and were designed to address a specific, known problem in one country, China. This is consistent with the Staff's approach regarding the McBride Principles and the Sullivan Principles which sought to mandate polices of non-discrimination in Northern Ireland and South Africa. Again, they involved specific principles designed to address a documented problem in one country. In contrast, the Proposal requests that the Company implement numerous broadly drafted and highly complex ILO conventions which would affect the Company's operations worldwide without regard to the appropriateness of any given convention in any particular locality. I note that the Warnaco letter cited by the Proponent is not applicable in that the proposal therein addressed sought only reporting on the company's monitoring and compliance efforts, but did not seek to impose any particular standards.

I note that the Proponents sought to distinguish Modine Manufacturing Co. (May 16, 1998), wherein the Staff found that a proposal requesting that the Board of Directors "form a committee to develop a corporate code of conduct addressing, among other issues, the right of employees to organize and maintain unions" could be excluded as a matter relating to the conduct of the company's ordinary business operations. However, the fact that the right of workers in the United States to organize also is addressed and protected in the United Stated by the NLRA had no bearing on the Staff's position that the right of workers to organize and unionize is a matter of a company's ordinary business.

I note the Staff's recent denial of the no-action relief sought by PPG Industries with regard to another shareholder proposal involving the ILO conventions. I note that, while both proposals relate to the ILO conventions, the proposals differ in that the PPG Industries proposal asked the PPG Board to "adopt, implement and enforce a workplace code of conduct based on the ILO conventions." In contrast, the Proposal requests that the Company's Board of Directors "commit itself to the full implementation of the [Standards]," which incorporate the ILO conventions, and a program of independent monitoring of compliance with the Standards. The PPG proposal allows the company greater flexibility to formulate its own code of conduct which supports the principles outlined in the ILO conventions, but is appropriate for PPG's business. The Proposal, on the other hand, requires the Company to adopt the Standards wholesale thereby adopting, without regard to the wisdom of doing so, each of the ILO conventions. Further, I note that the arguments made and positions advanced in the January Letter and herein differ in many respects from those made by counsel to PPG in its correspondence with the Staff. Accordingly, I submit that the PPG Letter is not dispositive of the Company's request and respectfully request the Staff to conclude differently with regard to the Proposal.

*19 For the reasons set forth above and in the January Letter, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Thank you for your consideration.

Very truly yours,
Patricia Moran

ENCLOSURE

December 15, 2000

MS. JOCELYN F.L. BARANDIARAN

CORPORATE SECRETARY

ANNTAYLOR STORES CORP.

142 WEST 57TH STREET

NEW YORK, NEW YORK 10019

Re: Shareholder proposal for 2001 annual meeting

Dear Ms. Barandiaran:
On behalf of the Amalgamated Bank of New York LongView SmallCap 600 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that AnnTaylor Stores plans to circulate to shareholders in anticipation of the 2001 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to commit the company to active implementation of a human rights code of conduct based on International Labor Organizations Conventions.

The Fund is an S&P SmallCap 600 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets of $360 million. Created by the Amalgamated Bank of New York in 1994, the Fund beneficially owns 23,000 shares of AnnTaylor common stock. A letter from the Bank confirming ownership will be provided under separate cover. The Fund has thus owned more than $2000 worth of stock for over a year and plans to continue ownership through the date of the 2001 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,
Cornish F. Hitchcock

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***20** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 13, 2001

Publicly Available March 13, 2001

Re: AnnTaylor Stores Corporation

Incoming letter dated January 12, 2001

The proposal relates to AnnTaylor committing itself to the "full implementation of these human rights standards" and a program to monitor compliance with "these standards."

There appears to be some basis for your view that AnnTaylor may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if AnnTaylor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AnnTaylor relies.

Sincerely,

Keir Devon Gumbs

Attorney-Advisor

Securities and Exchange Commission (S.E.C.)

2001 WL 278492 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 H.J. Heinz Company
Publicly Available May 25, 2001

LETTER TO SEC

May 11, 2001

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: H.J. Heinz Company, Commission File No. 1-3385--

Omission Pursuant to Rule 14a-8 of a Shareholder Proposal

Submitted by the New York City Police Department Pension

Fund and the Connecticut Retirement Plans and Trust Fund

Ladies and Gentlemen:

I am writing on behalf of H.J. Heinz Company, a Pennsylvania corporation (the ""Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the ""Proposal") submitted by the New York City Police Department Pension Fund and co-sponsored by the Connecticut Retirement Plans and Trust Fund (the ""Proponents") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponents' letters transmitting the Proposal (the "Proposal Letters"). A copy of this letter is also being sent to the Proponents as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The Proposal consists of seven "Whereas" clauses relating to global workers' rights and a program of independent monitoring standards established by the Council on Economic Priorities known as the SA8000 Social Accountability Standards ("SA8000"), followed by a paragraph stating:

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The full text of the Proposal is attached hereto as Exhibit A. SA8000 is attached hereto as Exhibit B.

II. Summary

This letter is to inform you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials. The Company believes that the Proposal may properly be omitted because (a) pursuant to Rule 14a- 8(i)(3), the Proposal violates the Commission's proxy rules; and (b) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because It Violates the Commission's Proxy Rules

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy statementwhere "the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Proposal may properly be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it violates Rule 14a-9, Rule 14a-8(i)(6) and Rule 14a-8(d). The Proposal violates Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. Moreover, due to its vague and indefinite nature, the Proposal violates Rule 14a-8(i)(6), which requires that in implementing a proposal, a company must be able to determine with "reasonable certainty" what actions or measures the proposal requires. Finally, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

A. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because It Is Vague, Indefinite and Misleading, and thus in Violation of Rule 14a-9

***2** The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." A proposal is sufficiently vague, indefinite and misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); and Philadelphia Electric Co. (July 30, 1992) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a Proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal).

In recent months, the Staff has taken an unambiguous position on the omission of shareholder proposals seeking a company's full implementation of SA8000. In four no-action letters issued during March 2001, the Staff, pursuant to Rule 14a-8(i)(3), concurred in the omission of shareholder proposals submitted by one or both of the Proponents identical to the Proposal due to their vague, indefinite and, therefore, potentially misleading, nature. See TJX Companies (March 14, 2001); Kohl's Corporation (March 13, 2001); Revlon, Inc. (March 13, 2001); and McDonald's Corporation (March 13, 2001).

As was the case with respect to TJX Companies, Kohl's Corporation, Revlon, Inc. and MacDonald's Corporation, the Proposal's failure to clearly set forth what SA8000 requires of the Company contributes to the vague, indefinite and misleading nature of the Proposal on several levels.

For example, the Proposal requests that the Company's board of directors commit the Company to the "full implementation" of SA8000, which the Proposal incorporates by reference, but does not fairly summarize. Indeed, the Proposal sets forth only five broad principles relating to child labor, forced labor, trade unions and collective bargaining and discrimination, [FN1] citing eight ILO conventions that the Proponent deems to be of particular significance to these principles. However, as written, in order to "fully implement" SA8000, the Proposal requires the Company to adopt not only all of SA8000, but also all of the ILO conventions, which number 180, date from 1919 to the present and cover such divergent topics as the "seafarers Hours of Work and Manning a Ship Convention" and the ILO's "Pakistan Soccer Ball Project" aimed at curtailing labor abuses in the manufacturing of soccer balls.

FN1. The five social accountability standards referred to in the Proposal may be categorized under four of the nine headings in Section IV of SA8000: Child Labor (subsection 1), Forced Labor (subsection 2), Freedom of Association and Right to Collective Bargaining (subsection 4), and Discrimination (subsection 5).

End of Footnote(s).

***3** Moreover, each individual convention contains numerous articles that the company would be required to follow. Indeed, each "single" convention is four to ten pages in length and contains up to 33 separate articles. The articles and pages in all 180 plus conventions are too numerous to count. Certainly, a mere reference to an ILO convention title or number does not pass muster under even the most expansive view of minimally adequate disclosure and is no substitute for the full, fair and accurate summary to which shareholders are entitled prior to being asked for their proxies.

In addition to the five broad principles outlined in the Proposal, SA8000 contains five additional broadly based sets of social accountability requirements--relating to health and safety, disciplinary practices, working hours, compensation and management systems--which are nowhere referred to in the Proposal. [FN2] Because the subject matter of these five additional human rights standards, as well as a description of the obligations thereunder, is omitted from the Proposal and appears only in the text of SA8000, the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9. From the text of the Proposal, the Company's shareholders could not possibly know that implementation of the Proposal would, among other things, require that the Company [FN3]:

FN2. See Section IV of SA8000: Health and Safety (subsection 3), Disciplinary Practices (subsection 6), Working Hours (subsection 7), Compensation (subsection 8), and Management Systems (subsection 9).

FN3. Moreover, neither the text or the Proposal nor SA8000 provides any estimate as to the potential costs to the Company associated with complying with the following requirements.

End of Footnote(s).

• appoint additional management representatives to oversee the implementation of health and safety standards, ensure that personnel receive periodic health and safety training, and establish mechanisms to handle threats against personnel health and safety;

• ensure that in complying with laws and standards governing working hours, workers not be required to work, on a regular basis, in excess of 48 hours per week, that overtime work in excess of 12 hours per week, even if compensated on an overtime wage basis, not be required other than in exceptional circumstances, and that workers receive at least one day off for every seven day period;

• ensure that personnel wages meet not only industry or legal minimum standards but that they are also sufficient to accommodate workers' basic personal needs and provide fordiscretionary income; and

• ensure that management adopts policies for social accountability, and with respect to these policies (i) engages in periodic reviews, (ii) appoints representatives to monitor adherence, (iii) formulates implementation and planning strategies, (iv) establishes procedures for evaluating supplier and subcontractor compliance with these standards, (v) addresses personnel concerns regarding compliance, (vi) provides parties with information regarding company compliance including, where necessary, contact information for verification, and (vii) maintains records demonstrating compliance.

***4** Moreover, even if the Proponent intended to incorporate only the five broadly framed human rights principles and the eight ILO conventions which specifically are referenced in the sixth "Whereas" clause, the Proposal fails to adequately summarize the obligations which would be imposed on the Company by those very principles and conventions. With respect to the human rights standards that are referred to in the Proposal, SA8000 requires, although the Company's shareholders cannot possibly know, that the Company must:

• establish, document, maintain and effectively communicate policies and procedures for promoting child education, including means to ensure that children are not employed during school hours;

• establish, document, maintain and effectively communicate policies and procedures for remediation of child labor including providing adequate support to enable children to attend and remain in school [FN4];

FN4. Nowhere in SA8000 or the proposal is there any indication of what that support might consist of or what its cost might be.

End of Footnote(s).

• ensure that personnel are not required to lodge deposits or identity papers upon commencing employment; and

• facilitate means of independent and free association for personnel in those situations where the right to freedom of association and collective bargaining are restricted by law. [FN5]

FN5. It would not appear that the Company would have the power to provide means of free association when such means are restricted by law. This may, in itself, render the Proposal excludable pursuant to Rule 14a-8(i)(6).

End of Footnote(s).

The fact is that the Proposal calls for the "full implementation" of all of SA8000 and the ILO conventions, each of which are merely incorporated by reference into the Proposal and are not clearly and fully summarized in a manner that would permit the shareholders to reasonably understand the obligations that they would be placing on the Company were they to vote to adopt the Proposal. In that regard, the Staff's current no-action position of concurring in the omission of identical shareholder proposals directly supports the exclusion of the Proposal pursuant to Rule 14a-8(i)(3). Clearly, in light of the substance of the Proposal and relevant Staff precedent, the Proposal is so incomplete as to be vague, indefinite and, therefore, potentially misleading within the scope of Rule 14a-9 and therefore subject to exclusion under Rule 14a-8(i)(3).

B. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because It Violates Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is vague, and as a result, the company "would lack the power or authority to implement" the proposal. See Int'l Business Machines Corp. (January 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

*5 If the Proposal were adopted, the vagueness of SA8000 would confuse and mislead the Company and its shareholders as to the nature and extent of the human rights obligations imposed on the Company. For example, Section II requires the Company to comply with national and other applicable law and other requirements to which the Company subscribes, and also that the Company respect the principles of a myriad of ILO conventions. In the case of overlapping standards, the most "stringent" applies. In order to comply with this mandate, the Company would be required to become familiar with the intricacies of each ILO convention, and would also continue to be obligated to comply with a multiplicity of foreign laws and regulations. Moreover, it is not apparent how the word "stringent" should be interpreted, leaving the Company to guess as to which requirement to follow. Finally, neither the Proposal nor SA8000 provides any guidance to the Company as to how to reconcile the inevitable conflicts between the ILO conventions and foreign and local laws and regulations. [FN6]

FN6. In addition, Section IV of SA8000, Freedom of Association and Right to Collective Bargaining (subsection 4.2), requires that in those instances where the right to freedom of association and collective bargaining are restricted under law, a company "facilitate parallel means of independent and free association and bargaining for all such personnel." A company attempting to comply with SA8000 can only guess what "parallel means of independent and free association and bargaining" might be or how it might provide them without itself running a substantial risk of being found guilty of circumventing, and, accordingly, violating, local law.

End of Footnote(s).

In addition, the term "respect," with regard to the Proposal's request that the Company "respect" the ILO conventions, is vague, indefinite and misleading. It is unclear whether respecting the principles of each convention would require affirmative action on the part of the Company or rather simply require that the Company not take actions adverse to their principles. To the extent that "respect" requires affirmative action, the Proposal fails to address either the extent of such required action or the degree to which such action would interfere with the Company's operations as presently conducted.

Due to these uncertainties, the Company would lack the power or authority to implement the Proposal under Rule 14a-8(i)(6), making it subject to exclusion under Rule 14a-8(i)(3).

C. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because It Purports to Circumvent Rule 14a-8(d)

Rule 14a-8(d) provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and its supporting statement, in the aggregate, exceed 500 words. The Proponent seeks to circumvent Rule 14a-8(d) by requesting that shareholders require the Company to commit itself to a set of global human rights standards as set forth in SA8000 but omitting the actual text of SA8000, an eight page single-spaced document. SA8000 alone constitutes 2,458 words. We have not attempted to count the number of words in the ILO conventions that the Proposal and SA8000 itself in turn incorporate by reference.

***6** As stated above, a shareholder cannot fully comprehend the Company's obligations under the Proposal without reading SA8000 and, therefor, the text of SA8000 constitutes the most integral aspect of the Proposal. Accordingly, for purposes of Rule 14a-8(d)'s word limitation, the text of SA8000 should be deemed to be incorporated into the Proposal in haec verba. On this basis, the Proposal's length grows to over 2,700 words--more than five times that permitted by Rule 14a-8(d). As a result, the Proposal as it presently stands, mandating incorporation by reference to SA8000, violates Rule 14a- 8(d) and should be excluded under Rule 14a-8(i)(3).

In a similar context, the Staff has stated that the incorporation of web site content into shareholder proposals may violate the proxy rules, including Rule 14a-8(d)'s 500-word limitation. See Templeton Dragon Fund (June 15, 1998) ("reference to Proponent's Internet site in the supporting statement potentially may violate the proxy process requirements."); see also The Boeing Company (February 23, 1999) (reference to a third-party web site excluded as false or misleading); Emerging Germany Fund (December 22, 1998). Similarly, the Proponents seek to incorporate external sources into the Proposal and thereby circumvents the 500-word limit of the proxy rules.

We are aware that the Staff did not permit Eastman Kodak Company to exclude proposals requiring Kodak to endorse the environmental standards known as the Ceres Principles on the grounds that the proposals and the principles together exceed 500 words. See Eastman Kodak Co. (January 7, 1993). We believe that the Proposal is distinguishable from the one submitted to Kodak. First, Kodak was only asked to endorse the Ceres Principles, not implement them. Further, the Ceres Principles are contained in a single document which is easily summarized in a one page list, whereas SA8000 and the ILO conventions impose hundreds of requirements contained in multiple sources.

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because It Relates to the Company's Ordinary Business Operations

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a- 8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees." Although the Staff reversed its position in Cracker Barrel Old Country Stores, Inc. (October 13, 1992) regarding the automatic exclusion of employment-related shareholder proposals raising social policy issues, the 1998 Release specifically noted that "reversal of the [[Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations." Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no bright-line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business' exclusion" but noted that the Staff "will make reasoned distinctions" relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

*7 The Proposal seeks the Company's commitment to the implementation of a set of global human rights standards by reference to SA8000. While several of the principles addressed in SA8000 and the Proposal's summary of SA8000 deal with significant policy concerns, these principles are combined with other principles, both in the Proposal and in the text of SA8000, which directly relate to the Company's ordinary business operations.

For example, the requirement that the Company commit itself to "respect the right of all personnel to form and join trade unions of their choice and bargain collectively" deals directly with the Company's ordinary business operations, because it is linked to the Company's ordinary business policies relating to the relationship between management and labor. In recent years, the Staff has concluded that determinations involving collective bargaining units, as well as the negotiations between companies and unions regarding wages, hours and working conditions are ordinary business issues within the scope of Rule 14a-8(i)(7). See Modine Manufacturing Co. (May 6, 1998) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with the company's policies regarding trade unions and collective bargaining related to ordinary business operations).

In addition, the human rights standard embodied in SA8000 (but not spelled out in the Proposal), which requires the Company to "ensure that wages paid for a standard working week shall meet at least legal or industry minimum standards and shall always be sufficient to meet the basic needs of personnel and to provide some discretionary income" relates clearly to the Company's ordinary business operations. On a consistent basis, the Staff has determined that an employer's policies with respect to wage adjustments and the so-called "living wage" relate to ordinary business operations, and that such shareholder proposals may be properly excluded pursuant to Rule 14a-8(i)(7). See Wal- Mart Stores, Inc. (March 15, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with "sustainable living wage" issues infringed upon the company's ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff reached the same conclusion as in Wal-Mart Stores, Inc. with respect to a similar shareholder proposal). The fact that the Proposal does not use the term "living wage" does not change the fact that the Proposal, through SA8000 and the ILO Conventions which relate directly to employment policies and employee wages, conveys the same "living wage" concept.

Finally, SA8000's mandate regarding working hours (but, once again, not spelled out in the Proposal), that the Company "shall comply with applicable laws and industry standards on working hours" and that "in any event, personnel should not, on a regular basis, be required to work in excess of 48 hours per week and shall be provided with at least one day off for every seven day period" also relates to the Company's ordinary business operations. On several occasions, the Staff has determined that an employer's policy with respect to employee hours relates to the Company's ordinary business operations, and that shareholder proposals relating to such issues may be excluded pursuant to Rule 14a-8(i)(7). See Intel (March 18, 1999) (the Staff concurred in exclusion of a shareholder proposal requesting adoption of an Employee Bill of Rights that would dictate such ordinary business operational matters as employee work hours); see also Toys 'R' Us (March 18, 1998) (the Staff concurred in omission of a shareholder proposal under Rule 14a-8(i)(7) because the proposal, in focusing upon such issues as working conditions, wages and working hours for employees of company suppliers, dealt primarily with ordinary employment-related matters).

***8** Through the principles briefly addressed in the Proposal and delineated at length in SA8000, the Proposal addresses a broad spectrum of issues: child labor; forced labor; health and safety; freedom of association and right to collective bargaining; discrimination; disciplinary practices; working hours; compensation; and management systems. Taking the separate enumerated standards of the Proposal and SA8000 as a single proposal, as required under the single proposal limitation of Rule 14a-8(c), the scope of these principles demonstrates that the Proposal on the whole relates to the Company's ordinary business operations. Therefore, because the Proposal, through its incorporation by reference of SA8000, encompasses nearly every aspect of the Company's business, the Proposal invokes the Company's ordinary business operations and should be excluded under Rule 14a-8(i)(7).

On a consistent basis, the Staff has not permitted revisions under Rule 14a-8(i)(7). In light of this practice, the Proposal's inclusion of both human rights issues and ordinary business matters does not preclude its omission from the

Company's 2001 Proxy Material under Rule 14a-8(i)(7). In recent years, the Staff has noted that a proponent in submitting a shareholder proposal with an enumerated list of human rights standards to which a company must adhere may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with significant policy issues. See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in omission of a shareholder proposal which requested the company to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff concurred in omission as to both under Rule 14a-8(i)(7) with regard to similar proposals where one aspect of the proposals required the companies to implement policies regarding a sustainable living wage, an ordinary business operation within the scope of Rule 14a-8(i)(7)); Chrysler Corp. (February 18, 1998) (the Staff permitted exclusion of a proposal which required the company to review and report to shareholders on its international codes and standards with respect to six principles, where one principle, a report on categories such as child care, training programs for workers, upgrading management and mechanical skills of employees, related to the company's ordinary business). While the Proposal addresses human rights and social policy issues such as child labor andforced labor, which fall outside of the scope of the Company's ordinary business activity, specific aspects of the Proposal, such as standards regarding wages, working hours and the right to form trade unions and engage in collective bargaining, relate to the Company's ordinary day-to-day business operations. Therefore, the entire Proposal may be excluded pursuant to Rule 14a-8(i)(7).

***9** The Proposal is distinguishable from the proposal addressed in Microsoft (September 14, 2000) as well as Oracle Corporation (August 15, 2000), where the Staff in each instance refused to concur in the omission of a proposal under Rule 14a-8(i)(7). In each of Microsoft and Oracle, the proposal requested that the company implement a list of human rights principles, known as the China Principles, designed to address issues specifically relating to worker human rights in that one country. The Proposal, on the other hand, purports to micro manage the Company's operations worldwide without regard to the appropriateness of any given convention in any particular locality. Moreover, in each of Microsoft and Oracle, the company was asked to comply with a narrowly drafted set of eleven principles. The Proposal, as previously noted, incorporates all 2,458 words of SA8000, which in turn incorporates 13 ILO conventions. [FN7]

FN7. To the extent, however, that the Staff believes that the proposals at issue in Microsoft and Oracle are not distinguishable from the Proposal, we believe that the failure of the Staff to take the no-action positions requested therein was inconsistent with prior positions of the Staff as set forth in the line of no action letters cited above and that the denial by the Staff of the relief requested by those registrants was inappropriate. If necessary in order for the Staff to concur with our view that the Proposal is excludable pursuant to Rule 14a(i)(7), we respectfully request that the Staff reconsider the positions taken by it in Microsoft and Oracle.

End of Footnote(s).

For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, 10036 (telephone: 212-735-3780; email: amyers@skadden.com), with a copy to Laura Stein, Senior Vice President and General Counsel, H.J. Heinz Company, P.O. Box 57, Pittsburgh, Pennsylvania 15230-0057 (telephone: 412-456-5711; email: laura.stein@hjheinz.com). In my absence, you may also contact Ms. Stein directly.

Thank you for your consideration.

Very truly yours,
Alan C. Myers

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York 10036-6522

Tel: (212) 735-3000

ENCLOSURE

January 18, 2000

MS. KARYLL DAVIS

SECRETARY

H. J. HEINZ COMPANY

600 GRANT STREET

PITTSBURGH, PA 15219

Dear Ms. Davis:
As Comptroller of New York City, I am the trustee of the New York City Police Department Pension Fund, (the "fund"). The fund's board of trustees has authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

***10** In November of last year, on behalf of our pension funds, I wrote to the Chairman and CEO of your company urging the adoption and implementation of the Social Accountability 8000 (SA 8000), a uniform, verifiable, international standard for workers rights which is based on the Conventions of the International Labor Organization (ILO), the United Nations Convention on the Rights of the Child, and the Universal Declaration of Human Rights. Adoption of SA 8000 would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Enclosed is a copy of the original letter, which was submitted to you in December, 2000, certifying the fund's ownership of the company's common stock. The fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at 212-669-2651, if you have any further questions on this matter.

Sincerely,
Alan G. Hevesi

Comptroller

ENCLOSURE

January 12, 2001

MS. KARYLL DAVIS

SECRETARY

H.J. HEINZ COMPANY

600 GRANT STREET

PITTSBURGH, PA 15219

Dear Ms. Davis:
As Treasurer of the State of Connecticut and principal fiduciary of the $22 billion Connecticut Retirement Plans and Trust Funds ("CRPTF"), I write to you concerning important corporate governance issues related to H. J. Heinz Company that have implications for CRPTF's interests as a shareholder.

I understand that New York City's Pension Funds has submitted for consideration, at your company's 2001 annual meeting, a resolution proposing the adoption by your shareholders of humane, safe, fair and auditable workplace standards in your facilities throughout the world. Those standards are described in detail in a document entitled Social Accountability 8000 (SA 8000) and arise from the Conventions of the International Labor Organizations (ILO), the United Nations Convention on the Rights of the Child, and the Universal Declaration of Human Rights. They address workplace conditions, including child labor, freedom of association, and workplace safety.

This letter is to inform you of the CRPTF's intention to co-sponsor that resolution.

I strongly believe that a company's corporate governance policies, such as the implementation of global standards for human rights in the workplace, can directly effect its long-term performance. The CRPTF's proxy voting policies explicitly support shareholder proposals that create good corporate citizens while enhancing long-term shareholder value. Specifically, the CRPTF policies support the adoption of global codes of conduct by a company and its suppliers that ensure basic protections for workers.

***11** SA 8000 seeks to encourage productivity by improving and maintaining working conditions. By adopting SA 8000, your company is asking to have its workplace standards compliance assessed by an independent organization accredited by the Council on Economic Priorities Accreditation Agency. The evidence of compliance with SA 8000 provided by the assessment therefore should enhance the long-term performance of H. J. Heinz securities by increasing consumer and investor confidence that your company and its suppliers are not associated with human rights violations in the workplace.

I urge H.J. Heinz Company to adopt and implement SA 8000. In accordance with SEC Rule 14a-8(a)(1), I have attached a copy of our beneficial ownership of H.J. Heinz Company stock. It is our intention to maintain ownership of these securities through the date on which the annual meeting of H.J. Heinz Company is held.

If you have questions regarding this matter, please feel free to contact Meredith Miller, Assistant Treasurer of Policy, at (860) 702-3294.

Sincerely,
Denise L. Nappier

Treasurer

H. J. HEINZ CORPORATION / GLOBAL HUMAN RIGHTS STANDARDS

Shareholder Resolution co-sponsored by the Connecticut Retirement Plans & Trust Funds

Whereas, H. J. Heinz Corporation currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S. based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA 8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)

2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3) There shall be o discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)

***12** 4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

5) There shall be no use of child labor. (ILO Convention 1389), and

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained.

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

SEC LETTER

1934 Act / s -- / Rule 14A-8

May 25, 2001

Publicly Available May 25, 2001

Re: H.J. Heinz Company

Incoming letter dated May 11, 2001

The proposal relates to H.J. Heinz committing itself to the "full implementation" of the SA8000 Social Accountability Standards and a program to monitor compliance with these standards.

There appears to be some basis for your view that H.J. Heinz may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if H.J. Heinz omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which H.J. Heinz relies.

Sincerely,

Jonathan Ingram

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 585520 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 TJX Companies, Inc.
Publicly Available March 14, 2001

LETTER TO SEC

February 1, 2001

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Shareholder Proposal of the Citizens Funds and the Presbyterian Church (USA)

Ladies and Gentlemen:
The TJX Companies, Inc. ("TJX") has received a shareholder proposal (the ""Proposal") from Citizens Funds and the Presbyterian Church (USA) (collectively, the "Proponents") for inclusion in TJX's proxy materials for its year 2001 annual shareholders meeting. The Proposal requests that TJX commit to a specific set of standards on global workplace practices and commit to independent monitoring of compliance with those standards. A copy of the Proposal is included with this letter as Exhibit A.

TJX intends to exclude the Proposal from its proxy statement and form of proxy for its year 2001 annual shareholders meeting. For the reasons set forth below, we believe it is proper to exclude the Proposal from our proxy materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(3), and 14a-8(i)(7), each under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the Division of Corporation Finance (the "Division") advise us that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if we omit the Proposal from our proxy materials.

I. The Proposal is Improper Under State Law--Rule 14a-8(i)(1)

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal, if adopted, would mandate that TJX both "commit itself to the full implementation" of the standards described in the Proposal and "commit to a program of outside, independent monitoring of compliance" with these standards. TJX is organized under the laws of the State of Delaware. Because the Proposal mandates action by TJX, the Proposal violates Delaware law, which places fundamental responsibility for a corporation's management in the hands of the board of directors, not the shareholders. See Delaware General Corporation Law § 141(a), DEL. CODE ANN. tit.8, § 141(a). The Division has repeatedly granted no-action relief to Delaware corporations under Rule 14a- 8(i)(1) where a shareholder proposal has been couched in mandatory, rather than precatory, terms. See, e.g., Triarc Cos., Inc., SEC No-Action Letter (Apr. 22, 1999), 1999 WL 241785 (proposal mandating directors to engage a brokerage firm for the purpose of investigating sale of company may be excluded pursuant to Rule 14a-8(i)(1)). As a result, the Proposal may be excluded from TJX's proxy materials under Rule 14a-8(i)(1).

II. The Proposal Would Interfere with Management Functions--Rule 14a-8(i)(7)

*2 Even if the Proponents revise the Proposal to make it precatory, TJX believes that the Proposal may be excluded under Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations."

The Proposal asks for the implementation of the SA8000 Standards. Although the Proponents' resolution refers only to "the aforementioned human rights standards," these "aforementioned standards" can only be the SA8000 Standards. The SA8000 Standards are the only "standards" mentioned in the Proposal. The Proposal also refers to certain "principles"--eight Conventions adopted by the International Labor Organization. However, these Conventions are never referred to as "standards," and in the sixth "whereas" clause of the Proposal, the Proponents clarify that the Conventions are incorporated into the SA8000 Standards.

The SA8000 Standards (the "Standards") are a very specific set of standards. Because the Standards are not described in detail in the Proposal, we have attached (as Exhibit B) materials from the website of Social Accountability International, the organization that formulated the Standards and continues to promote them. Further materials are available through the various links contained on the following site: http://www.cepaa.org/ (accessed 1/11/01). Our discussion below is based on a review of materials, posted on the websites of Social Accountability International and its affiliate, the Council on Economic Priorities (http://www.cepnyc.org/; accessed 1/11/01), which describe the SA8000 Standards.

The Standards govern many matters that relate to "ordinary business operations." For instance, with respect to compensation, the Standards (at Section IV.8.1) ask that [the complying company] "ensure that wages paid for a standard working week ... shall always be sufficient to meet the basic needs of personnel and to provide some discretionary income...." Section IV.8.2 provides for [the complying company] to "ensure that ...wage and benefits composition are detailed clearly and regularly for workers...." Section IV.8.2 also requires that "compensation is rendered in cash or check form, in a manner convenient to workers...."

In TJX's opinion, these standards pertain to matters of ordinary business. The Division has repeatedly stated that an employer's policies with regard to wage adjustments and wage levels are matters of ordinary business, and that proposals relating to these matters may accordingly be excluded under 14a- 8(i)(7). In one line of no-action letters, the Division has permitted exclusion of proposals relating to general (non-executive) compensation or employee benefits. See, e.g., Merck & Co., Inc., SEC No-Action Letter (February 28, 2000), 2000 WL 280246 at *4 (proposal requesting that pharmacists' wages and benefits packages be improved could be excluded as related to "ordinary business operations (i.e., general employee compensation matters)"). In other letters, the Division has allowed exclusion of proposals calling for reports on suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage." See Wal-Mart Stores, Inc., SEC No-Action Letter, (March 15, 1999), 1999 WL

152447 (proposal that called for a report discussing, among other matters, supplier wage adjustment policies could be excluded as relating to ordinary business operations); Kmart Corp., SEC No-Action Letter (March 12, 1999), 1999 WL 150302(same); The Warnaco Group, Inc., SEC No-Action Letter (March 12, 1999), 1999 WL 152445 (same). See also United Technologies, SEC No-Action Letter (February 19, 1993), 1993 WL 48821. The Proposal, if adopted, would require TJX to demand that its suppliers comply with a set of standards that is more detailed, specific, and mundane than the wage-related proposals excluded pursuant to the no-action letters cited above. TJX accordingly believes that, like the cited proposals, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to a matter of ordinary business.

***3** The Standards also address working hours and overtime. Section IV.7.1 sets the maximum number of hours that may be worked per week on a regular basis at forty-eight (48). It also requires, among other things, that "overtime work (more than 48 hours a week) does not exceed 12 hours per employee per week, is not demanded in other than exceptional and short term business circumstances, and is always renumerated at a premium rate." In a recent letter, the Division addressed a proposal that called for Intel Corporation to adopt an "Employee Bill of Rights" covering subjects such as maximum weekly hours and the time at which work was to begin. The Division permitted Intel to exclude the proposal as "relating, in part, to [its] ordinary business operations (i.e., management of the workplace)." Intel Corp., SEC No-Action Letter (March 18, 1999), 1999 WL 156339 at *18. See also General Motors Corp., SEC No-Action Letter (March 23, 1999), 1999 WL 160354 at *2 (proposal calling for a one-hour lunch period and flexible schedules for employees with school-age children could be excluded as relating to "ordinary business operations (i.e., management of the workplace)"). We believe that, by mandating a maximum number of hours for the employees of TJX's suppliers and specifying the circumstances under which overtime work may be required, the Proposal similarly deals with matters that are at the core of day-to-day business.

The Standards also address unionization and the rights of workers to organize. Sections IV.4.2 and IV.4.3 require that [the complying company] "shall respect the right of all personnel to form and join trade unions of their choice and bargain collectively..." and "in those situations in which the right to freedom of association and collective bargaining are restricted under law, facilitate parallel means of independent and free association and bargaining for all such personnel...." The Division has recognized that employment matters for the general workforce, including employee relations, are matters relating to the conduct of ordinary business operations. See Modine Manufacturing Co., SEC No- Action Letter (May 6, 1998), 1998 WL 234140 (allowing exclusion of a proposal to form a committee to consider a corporate code of conduct addressing, among other things, the right to organize and maintain unions); see also UAL, Inc., SEC No-Action Letter (March 3, 1986), 1986 WL 65333 at *15 (proposal could be excluded as relating to the "negotiation and settlement of collective bargaining disputes"). Section IV.4.3, in particular, asks TJX to demand that its international suppliers encourage union-like organizations in the face of laws to the contrary. Such an action by TJX could involve the possibility of legal sanctions for TJX and its suppliers, and is therefore a matter better left to TJX's management as a part of its legal compliance program. See generally Associates First Capital Corp., SEC No-Action Letter (December 23, 1998), 1999 WL 95468 at *13 (proposal could be excluded under Rule 14a-8(i)(7) as relating to the "general conduct of a legal compliance program").

***4** The Standards also specify certain aspects of the manner in which TJX must organize a compliance effort. For instance, Section IV.9.3 states that ""the company shall appoint a senior management representative who, irrespective of other responsibilities, shall ensure that the requirements of this standard are met...." Likewise, Section IV.9.4 states that "the company shall provide for non-management personnel to choose a representative from their own group to facilitate communication with senior management on matters related to this standard." The Standards thus pertain to TJX's management of its workforce and its relations with employees--matters that the Division has stated are related to ordinary business. See, e.g., Modine Manufacturing Co., SEC No-Action Letter (May 6, 1998), 1998 WL 234140 at *7 (proposal could be excluded as relating to "relations between the company and its employees"); see also Amendment to Rules on Shareholder Proposals, SEC Release 34-40018 (May 21, 1998), 1998 WL 254809 at *4 (noting that proposals "relating to the management of the workforce" generally cannot be subject to direct shareholder oversight, and accordingly involve matters of ordinary business operations).

Each of these examples, which could be multiplied, illustrates that the Proposal conflicts with the principles underlying Rule 14a-8. In the Commission's Release No. 34-40018, pursuant to which 14a-8 was amended to its present form, the Commission stated that the purpose of the ordinary business exemption is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40018 (May 21, 1998), 1998 WL 254809 at *5. Taken individually or as a whole, the Standards, in the words of Release 34-40018, ""seek to micro-manage" TJX and its relationship with its international suppliers by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. at *5. Shareholders cannot effectively control their companies' actions on such detailed matters as how much workers are paid, how many hours workers should work, when overtime work is required and whether union organization should be encouraged.

The fact that the Proposal might arguably raise policy issues does not alter this analysis. In a series of letters issued in 1999, the Division allowed the exclusion of proposals calling for a report on suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage." See Wal-Mart Stores, Inc., SEC No-Action Letter, (March 15, 1999), 1999 WL 152447; Kmart Corp., SEC No-Action Letter (March 12, 1999), 1999 WL 150302; The Warnaco. Group, Inc., SEC No-Action Letter (March 12, 1999), 1999 WL 152445. In explaining its decision, the Division noted that ""although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [relating to wages] relates to ordinary business operations." Kmart Corp., SEC No-Action Letter (March 12, 1999), 1999 WL 150302 at *14. Like the proposals discussed in the cited letters, the Proposal includes matters that clearly relate to ordinary business operations. As a result, TJX believes that the Proposal may be excluded pursuant to Rule 14a- 8(i)(7).

***5** In this respect, the Standards may be contrasted with the subject of several recent shareholder proposals--the "U.S. Business Principles for Human Rights of Workers in China" (the "China Principles"). In a recent letter, the Division disagreed with Microsoft's argument that it could exclude, as relating to matters of ordinary business, a proposal requesting that Microsoft's board of directors "make all possible lawful efforts to implement and/or increase activity" on each of the China Principles. See Microsoft Corporation, SEC No- Action Letter (August 2, 2000), 2000 WL 1357910. The China Principles, however, do not raise the same concerns as the Standards. Microsoft argued, for instance, that its proposal could be excluded because wage levels are a matter of ordinary business under Rule 14a-8(i)(7). The Division disagreed. However, the China Principles requested only adherence to "wages that meet workers' basic needs...and at a minimum, to the wage...guidelines provided by China's national labor laws." In contrast, the Standards discuss not only how wages should be determined, but how wages should be paid and how (and how often) they should be explained to workers. Likewise, the China Principles include a commitment to "adhere to ...fair and decent working hours, and at a minimum, to the...hour guidelines provided by China's national labor laws." The Standards, in contrast, specify both the maximum number of hours that may regularly be required and the circumstances under which overtime work is acceptable. In a word, the China Principles are simply that--principles. The Standards are a program of compliance that seeks to govern the details of TJX and its suppliers' business. See SEC Release 34-40018, 1998 WL 254809 at *5 (noting that a concern with "micro-managing" may arise where a proposal "seeks to impose...methods for implementing complex policies"). While TJX recognizes and shares the earnest concerns that motivate the Proponents, it is our opinion that the Standards are too detailed, specific, and far-reaching to be the proper subject of a 14a-8 shareholder proposal.

III. The Proposal is Misleading With Respect to a Material Fact--Rule 14a- 8(i)(3)

Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." TJX believes that the Proposal is misleading with respect to a material fact.

The Proposal requests that TJX commit to full implementation of certain standards by its international suppliers and in its own international production facilities. However, neither TJX nor any of its subsidiaries has its own international production facilities. By implying that such production facilities exist, the Proposal is misleading with respect to a material fact. Shareholders reading the Proposal may be concerned that TJX sanctions the existence of sweatshop conditions in its international production facilities, which the Proposal implies to exist.

***6** In addition, the Proposal asks TJX to commit to a set of standards that are not fully listed or described. The sixth "whereas" clause of the Proposal states that "[t]hese standards incorporate the conventions of the International Labor Organization (ILO) on workplace rights which include the following principles...." The clause goes on to list only five principles that form only a small part of the Standards. What the Resolution does not make clear, however, is the fact that the Standards also include, for instance, International Labor Organization Conventions relating to work at home and occupational safety and health, as well as other independently developed standards. The broad-reaching content of the Standards is not described.

Because the Proposal describes the content of the Standards selectively, TJX believes that it is misleading. While many shareholders may support the principles that are described, they may not support the Standards that are not described. This selective discussion, TJX believes, is misleading to shareholders, who are being asked to vote without a complete summary of the Standards they are being asked to approve. In Occidental Petroleum Corp., the Division allowed exclusion of a proposal under 14a-8(i)(3)'s predecessor where ""any actions(s) ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." SEC No-Action Letter (February 11, 1991), 1991 WL 176728 at *4. Because the Proposal does not fully describe the Standards, it may similarly mislead shareholders. Accordingly, TJX believes that the Proposal may be excluded under Rule 14a-8(i)(3).

* * * * *

Based upon the reasons stated above, TJX believes the Proposal may be properly omitted from its year 2001 proxy materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(3) and 14a-8(i)(7). To the extent that these reasons are based on matters of state law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j).

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. A copy of this submission is being provided to each of the Proponents.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it in the enclosed envelope.

Please feel free to call Mary E. Weber of Ropes & Gray at (617) 951-7391 or Stephen J. Tate of Ropes & Gray at (617) 951-7176 with any questions regarding the foregoing submission.

Very truly yours,
Jay H. Meltzer

Senior Vice President

General Counsel and Secretary

TJX THE TJX COMPANIES, INC.

770 Cochituate Road Framingham Massachusetts 01701

LETTER TO SEC

March 1, 2001

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

ATTENTION: OFFICE OF CHIEF COUNSEL

Re: Shareholder Proposal of Citizen Funds and the Presbyterian Church

*7 Submitted to the TJX Companies, Inc. for inclusion in the 2001 Proxy

Statement

Ladies and Gentlemen:

This letter is submitted on behalf of Citizen Funds and the Presbyterian Church (USA) ("Proponents"), each of which is a beneficial owner of shares of common stock of TJX Companies, Inc. ("TJX" or the "Company"). The Proponents have jointly submitted a shareholder proposal to TJX for inclusion in the Company's 2001 proxy statement. The Proposal urges TJX's board of directors ("Board") to implement and monitor compliance with a workplace human rights code of conduct based on principles of the International Labor Organization's ("ILO's") conventions. The ILO's conventions principles include the following:

- All workers have the right to form and join trade unions and to bargain collectively;
- Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions;
- There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics;
- Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor;
- There shall be no use of child labor.

In a letter to the Commission dated February 1, 2001, ("No-Action Request"), TJX stated that it intends to omit the Proposal from its proxy materials prepared for the 2001 annual shareholders meeting. TJX argues that the Proposal is excludable because: 1) it would interfere with management functions in violation of Rule 14a-(8)(i)(7; 2) it is improper under Delaware law pursuant to Rule 14a-8(i)(1); and 3) because it is misleading with respect to a material fact in violation of Rule 14a-8(i)(3). The Proponents respectfully request that the Commission deny the relief that TJX seeks on the basis that the Proposal: 1) does not deal with matters relating to the Company's ordinary business; 2) is proper under Delaware law; and 3) is not misleading as to a material fact.

1. The Proposal is not excludable pursuant to Rule 14a-8(i)(7) since its relates to human rights/social policy issues which are not considered "ordinary business."

TJX invokes the "ordinary business" exclusion of Rule 14a-8(i)(7) which provides that a company may omit a shareholder proposal if it deals with issues relating to the company's ordinary business operations. The Proponent's Proposal deals with extraordinary social policy issues which are far from ""ordinary business" matters. [FN1] According to the Commission's Release accompanying the 1998 Amendments to the Rules on Shareholder Proposals, proposals relating to matters of management of the workforce, (such as hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers) but focusing on sufficiently significant social policy issues generally are not considered excludable under Rule 14a-8(i)(7). Proposals dealing with significant social policy issues are not excludable under the rule "because [they] transcend [] day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." SEC Release 34-40018 (May 21, 1998) at *3. There can be no dispute that shareholder proposals dealing with "sweatshop" issues raise significant social policy issues. The Division has issued various letters in the last year recognizing that human rights issues are not subject to the ""ordinary business" exclusion. See Oracle Corporation, SEC No-Action Letter (August 15, 2000) 2000 WL 1182877 (company may not exclude proposal asking board to adopt The U.S. Business Principles for Human Rights Workers in China ("China Principles")); Microsoft Corporation, Sec No-Action Letter (September 14, 2000)

2000 WL 1357910 (company may not exclude proposal that board make all possible efforts to implement and/or increase activity on each of the "China Principles").

FN1. For background information discussing the prominence and significance of the "sweatshop" issue, see Appendix A to the Proponents' letter in support of their shareholder proposal to The Warnaco Group, Inc., SEC No-Action Letter (March 14, 2000) WL343455 *4-8.

End of Footnote(s).

*8 Directly on point is the Division's recent No-Action Letter disagreeing with PPG Industries, Inc.'s ("PPG") argument that it could exclude, as relating to ordinary business, a proposal requesting that the board of directors adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's Conventions on workplace human rights. PPG Industries, Inc., SEC No-Action Letter (January 22, 2001) 2001 WL 78513. The Shareholder proposal submitted to PPG set forth the same five principles stated in Proponent's Shareholder Proposal to TJX. PPG cited both Rule 14a-8(i)(7) and the Pennsylvania Business Corporation Law of 1988 when arguing that the shareholder proposal was excludable as ordinary business problems that should be left to management and the board of directors. Id. at *2. While the Division did not directly address PPG's argument that the proposal violated Pennsylvania law, the Division disagreed with PPG's argument that it could omit the shareholder proposal as "ordinary business." In light of the PPG No-Action Letter, it is clear that the five workplace human rights principles expressly outlined in the Proponents' Proposal focus on significant social policy issues. As such the Proposal is not excludable as "ordinary business."

TJX argues extensively that the Proponent's Proposal is excludable because it mentions the SA8000 Standards in a whereas clause. TJX contends that because the SA8000 Standards specifically address wage and overtime issues, the Proposal is excludable as related to ordinary business matters. TJX mischaracterizes the Proponents' Proposal as asking for the implementation of the SA 8000 Standards. The whereas clause which mentions the SA8000 Social Accountability Standards merely identifies a program of independent monitoring established by the Council on Economic Priorities. The Proponents do not ask that the Company adopt and implement the SA8000 Standards nor do they ask the Company to adhere to monitoring in accordance with the SA8000 Standards. Proponent's Resolve Clause asks the Company to commit itself to the implementation of a workplace code of conduct based upon the five principles expressly set forth in the Proposal and which arose out of the International Labor Organization's Conventions on workplace human rights. Specifically, the Proponents ask the Company to commit to implementation of the following principles:

- All workers have the right to form and join trade unions and to bargain collectively;
- Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions;
- There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics;

*9 • Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor;

- There shall be no use of child labor.

The principles set forth above espouse broad social policy concerns which are not nearly as specific as the China Principles, let alone the SA8000 standards. Because the Proposal does not seek implementation of the SA8000 standards and the principles outlined in the Proposal are broader than those contained in the China Principles, there is no basis to exclude the Proposal under the ordinary business exclusion.

TJX also argues that the Proposal is excludable because it mentions unionization. In support of its position, the Company cites to the SEC No- Action Letter of Modine Manufacturing, SEC No-Action Letter (May 6, 1998), 1998 WL 234140. Modine is not applicable in this case because it sought the development of a code under which United States workers could organize and maintain unions in this country, an area of law governed by the National Labor Relations Association. The Proponent's Proposal specifically addresses TJX's implementation of human rights standards in its overseas contracting and subcontracting of products as well as its purchase of merchandise from suppliers contracted and subcontracted all over the world. The Proposal does not relate to unionization of workers in the United States.

2. The Proposal is not improper under state law pursuant to Rule 14a-8(i)(1) since it relates to human rights/social policy issues which are not considered ordinary business management.

TJX argues that the Proposal is excludable under Rule 14a-8(i)(1), which provides that a proposal may be excluded if it is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." TJX argues that the Proposal violates Delaware law, the state of the Company's incorporation, because it would "mandate that TJX both 'commit itself to full implementation' of the standards described in the Proposal and "commit to a program of outside, independent monitoring of compliance' with these standards." Delaware law provides that "[t]he business and affairs of every corporation under this chapter shall be managed by or under the direction of the board of directors, except as otherwise provided in this chapter or in its certificate of incorporation." DEL. CODE ANN. tit. 8, § 141(a). The issue of whether Proponents' Proposal is excludable under Delaware law is analogous to the determination of whether the Proposal is excludable under the "ordinary business" exception of Rule 14a-(8)(i)(7). As the Commission stated in its Release accompanying the 1998 Amendments to the Rules on Shareholder Proposals, "[t]he general underlying policy of [the ordinary business] exclusion is consistent with the policy of most state corporate laws: to confine resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40018 (May 21, 1998) at *3 (emphasis added). The workplace human rights principles raised in the Proponents' Proposal focus on significant social policy issues which ""transcend the day-to-day business matters" of TJX and raise policy issues so significant that they warrant a shareholder vote. Id. The Proposal does not focus on TJX's ordinary business matters. The Division implicitly rejected a similar argument by PPG that the same five workplace human rights principles were not proper matters for a shareholder vote under the Pennsylvania Business Corporations Law of 1988. PPG Industries, Inc., SEC No-Action Letter (January 22, 2001) 2001 WL 78513 at *10. PPG, while not expressly citing Rule 14a-8(i)(1), argued that under Pennsylvania law, ordinary business decisions such as labor relations are proper subjects for management and the board, not shareholders. Id. at *2. While the Division did not directly address PPG's state law argument, it did opine that the shareholder proposal was not excludable under Rule 14a-8(i)(7), the ordinary business exclusion.

3. The Proponent's Shareholder Proposal is not false or misleading pursuant to Rule 14a-8(i)(3).

***10** TJX argues that Proponents' Proposal is misleading as to a material fact because it asks the Company to adhere to the standards set forth in SA8000 without identifying the specifics standards in the Proposal. However, as stated previously in this letter, the Proposal does not seek implementation of the SA8000 Standards. The Proposal asks the Company to commit to implementation of a workplace code of conduct based upon the five principles specifically set forth in the Proposal and which arose out of the International Labor Organization's Conventions on workplace human rights. Because the Proponents do not seek implementation of the SA8000 Standards, there is nothing misleading about the failure to include the specific standards outlined in SA8000.

TJX also argues that the section of the resolve clause of the Proposal that requests implementation of a workplace human rights code of conduct by the Company's "own international production facilities" is misleading because the Company does not have any of its own international production facilities. TJX argues that the reference to "its own international production facilities" may lead shareholders to believe that TJX sanctions the existence of sweatshop conditions in its international production facilities. First, the Proposal clearly states in the first whereas clause that "TJX Companies, Inc. currently has some overseas contracting and subcontracting of products as well as merchandise from suppliers contracted and subcontracted all over the world." Therefore, the shareholders are advised of the nature of the Company's relationship with overseas contractors, subcontractors and suppliers in the first paragraph of the Proposal. Second, the resolution nowhere states or implies that the Company condones sweatshop conditions under any circumstances, whether they occur in the production facilities of overseas contractors, subcontractors, suppliers or in Company owned international facilities. TJX reads too much into the text. The Proposal acknowledges that there is an increased public awareness of sweatshop conditions overseas. The Proposal contemplates that the Company's commitment to a workplace code of conduct and a program of independent monitoring will serve to maintain and strengthen consumer and investor confidence in TJX. There are no implied allegations of wrongdoing and use of the phrase "its own international production facilities" does not create any such implication.

TJX has failed to carry its burden of proof to establish the applicability of any of the exclusions. See Rule 14a-8(g). We request that the Staff inform TJX that the SEC proxy rules require denial of the Company's No-Action Request. We encourage you to call the undersigned counsel at (603) 436-1513 x-3610 with any questions in connection with this matter or if the Staff seeks any additional information.

Very truly yours,
Marcia S. Kovalik

Associate Counsel

SEC LETTER

*11 1934 Act / s -- / Rule 14A-8

March 14, 2001

Publicly Available March 14, 2001

Re: TJX Companies, Inc.

Incoming letter dated February 1, 2001

The proposal relates to TJX committing itself to the "full implementation" of the SA8000 Social Accountability Standards and a program to monitor compliance with these standards.

There appears to be some basis for your view that TJX may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if TJX omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reachingthis position, we have not found it necessary to address the alternative bases for omission upon which TJX relies.

Sincerely,

Keir Devon Gumbs

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to

Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 267667 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

***1** McDonald's Corporation
Publicly Available March 13, 2001

LETTER TO SEC

January 15, 2001

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N. W.

WASHINGTON, D.C. 20549

Re: Shareholder Proposal Submitted by the Treasurer of the

State of Connecticut and the Comptroller of the City of

New York

Ladies and Gentlemen:

I am the Vice President, U. S. General Counsel and Secretary of McDonald's Corporation, a Delaware corporation (the "Company"), and am providing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934. On behalf of the Company, I have enclosed six copies of this letter and a shareholder proposal submitted by the Treasurer of the State of Connecticut and the Comptroller of the City of New York (collectively the "Proponents") for inclusion in the proxy soliciting materials for McDonald's Corporation Annual Shareholders' Meeting to be held on May 17, 2001. I am also enclosing other exhibits as referenced in this letter including an opinion of Delaware counsel.

The Proposal

On December 8, 2000, the Company received a shareholder proposal submitted by the Treasurer of the State of Connecticut for inclusion in the Company's proxy soliciting material in connection with its Annual Shareholders' Meeting. On December 11, 2000, the Company received notice from the Comptroller of the City of New York, that it would co-sponsor with the Treasurer of the State of Connecticut, the proposal submitted by the City of New York. The Proposal requests that the Company commit itself to the full implementation of the SA 8000 Social Accountability Standards ("SA8000 Standards") "by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards" (the "Proposal").

The Proposal is excludable under Rule 14a-8(d) because it is a violation of the Proxy Rules.

Rule 14a-8(d) requires that a stockholder proposal, in the aggregate, not exceed 500 words to qualify for inclusion in a registrant's proxy materials. The Proposal seeks to circumvent the 500-word limit of the Rule by referring to but omitting the actual text of the SA8000 Standards from the Proposal. The text of the SA8000 Standards constitutes a fundamental aspect of the Proposal. The SA8000 Standards constitute over 1,991 words. By incorporating the 1,991 words of the text of the SA8000 Standards together with the more than 357 words of the Proposal, the Proponents have effectively increased the length of their stockholder proposal by more than four times the limit set by the Commission's Proxy Rules. Thus, the Proposal violates the Proxy Rules and should be properly excludable from the 2001 Proxy Materials under Rule 14a-8(i)(3).

The Proposal is excludable under Rule 14a-8(i)(1) because it is improper under state law.

*2 The Company proposes to omit the Proposal from its proxy materials under Rule 14a-8(i)(1) which permits such an omission if a proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

The Proposal begins with whereas clauses describing a program known as the SA8000 Social Accountability Standards established by the Council on Economic Priorities which is said to incorporate the conventions of the International Labor Organization on workplace human rights, including principles relating to rights of workers and employment practices. The Proposal reads as follows:

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The Proposal, if implemented, would, by its terms, "commit" the Company to (i) the implementation of various human rights standards by its international suppliers and in its own international production facilities and (ii) a program of "outside, independent monitoring of compliance with these standards."

Section 141(a) of the Delaware General Corporation Law (the "DGCL") is a ""bedrock" provision of the DGCL. It provides that the business of a corporation is to be managed by its directors:

The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (1998); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 Del. C. § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors.").

The Proposal would, however, by stockholder action alone (i) commit the Company to implementing certain employment and workplace standards and (ii) subject the Company to a program of outside, independent monitoring of compliance with such standards. In so doing, the Proposal would entirely supplant the Directors' discretion with respect to these matters and commit the Company to outside monitoring. Any decision with respect to such implementation and monitoring, however, is a matter relating to the management of the business and affairs of the Company and, under Section 141(a) of the DGCL, is a matter for the Board of Directors of the Company. Accordingly, the Proposal is not a proper subject for stockholder action under the DGCL and is subject to omission from the Company's Proxy Materials under Rule 14a-8(i)(1).

*3 Moreover, as indicated above, the Proposal contemplates the establishment of a program of outside, independent monitoring. Any such program would necessarily usurp the board's oversight function with respect to managing the business and affairs of the Company. As the certificate of incorporation of the Company does not permit any other body to manage the business and affairs of the Company, [FN1] in order to implement the Proposal the certificate of incorporation of the Company should be amended to provide for a "program of outside, independent monitoring."

FN1. Section 141(a) of the DGCL provides that "except as may be otherwise provided in ... [a corporation's] certificate of incorporation," the business and affairs of every Delaware corporation shall be managed by or under the direction of a board of directors.

End of Footnote(s).

In order to effectuate an amendment to a corporation's certificate of incorporation, Section 242 of the DGCL requires that the board of directors first adopt "a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." Then, if a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, has been voted in favor of the amendment, a certificate of amendment may be filed with the Secretary of State of the State of Delaware to effect the amendment. The Proposal, as presented, would implement a program of outside, independent oversight of Company activities. Accordingly, it would take away corporate authority expressly reserved to the board under Delaware law. The SEC staff has recognized that a proposal which would circumvent the statutory scheme for charter amendments prescribed by Delaware law is not a proper subject for stockholder action. See Watt Industries, Inc. (July 10, 1998); Hechinger Company (March 28, 1997). Therefore, the Proposal is not a proper subject for stockholder action and is subject to omission from the Company's Proxy Materials under Rule 14a-8(i)(1). An opinion of Delaware counsel supporting the Company's position is attached hereto as Exhibit I.

The Proposal is excludable under Rule 14a-8(i)(3) because it is in violation of the Proxy Rules.

The Company proposes to omit the Proposal from its 2001 proxy materials under Rule 14a-8(i)(3). This rule provides that a proposal may be omitted if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (available Jul. 30, 1992). See also Bristol-Myers Squibb Company (available Feb. 1, 1999).

***4** The Proposal is vague and misleading because stockholders will not know what they are being asked to consider and vote on from the face of the Proposal. That ambiguity is introduced by the way the SA8000 Standards are characterized in the Proposal and by the fact that the Proposal does not set forth the full text of the SA8000 Standards, but instead relies on a reference to them. Further, the Proposal then incorporates the conventions of the International Labor Organization into the SA8000 Standards, but misleads the reader by reciting only certain principles from those conventions. Again, the Proposal fails to set forth the full text of the conventions, yet, the Proponents are requesting that the Company commit itself to implementation and monitoring of a collection of human rights and supplier/vendor standards which are not completely disclosed to the shareholders.

The Proposal is excludable under Rule 14a-8(i)(10) because it has been substantially implemented.

The Proponents request that the Company commit itself to the full implementation of the SA8000 Standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards. [FN2] The Company proposes to omit the Proposal from its 2001 proxy materials under Rule 14a- 8(i)(10) because it has been substantially implemented.

FN2. In the event the Proposal requires the Company to commit to such action, the Proposal may be excluded pursuant to Rule 14a-8(i)(1) which provides that ""a proposal" that mandates certain action by the registrant's board of directors may not be a proper subject for shareholder action, while a proposal recommending or requesting such action of the board may be proper under such State laws. See prior discussion regarding exclusion of the Proposal under Rule 14a-8(i)(1).

End of Footnote(s).

McDonald's Corporation has worked closely with industry expert PriceWaterhouseCoopers to develop a social compliance program for our suppliers. This program is based on the commonly shared values described in the ILO and UN conventions for the purpose of protecting human rights of workers.

The Company did evaluate other social compliance programs, including the SA8000 Standards. The Company determined that the SA8000 standards were a tool that focused on a process-based approach to human rights culminating in a supplier certification. And, while the SA8000 Standards can be helpful in establishing some of the disciplines required to demonstrate compliance, it would not enable the Company to fully achieve its goals of supplier remediation, ongoing supplier and worker education, and continuous improvement in social compliance that satisfies the expectations of the Code. The Company will continue to work with its suppliers to leverage the appropriate tools, including -- if the supplier chooses -- SA8000, to achieve compliance but the tools are a means to social compliance and not the end.

*5 Based on the foregoing, McDonald's has, in fact, substantially implemented the Proposal. Rule 14a-(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-20091 (August 16, 1983).

The Proposal is excludable Rule 14a-8(i)(11) because it substantially duplicates another proposal.

The Company proposes to omit the Proposal from its proxy materials under Rule 14a-8(i)(11). This rule permits an issuer to omit a shareholder proposal from its proxy materials if the proposal substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the company's proxy materials for the same meeting. On December 7, 2000, the Company received a shareholder proposal from Brianna Harrington by her father, John Harrington, Harrington Investments, Inc. recommending that the Company implement and/or increase activity with respect to a set of business principles for human rights of workers in China (the "Harrington Proposal"). A copy of the Harrington Proposal is attached as Exhibit II.

The Proposal asks the Company to adopt and implement certain enumerated human rights standards for its international operations and for its international suppliers. The Harrington Proposal asks the Company to take similar action, but with respect to the Company's operations and its suppliers in China. The standards in the Proposal and the Principles in the Harrington Proposal prohibit the use of child labor, address rates and payments of employee wages as well as hiring and promotion practices. Both the Proposal and the Harrington Proposal request monitoring of compliance with each proponent's set of business and human rights standards.

While the Proposal has failed to list all of the Principles in the SA8000 Social Accountability Standards, it has incorporated all of them into the Proposal. Those standards not listed, but incorporated into the Proposal, include work hours, employee disciplinary practices, and occupational safety and health measures. Thus, the Proposal and the Harrington Proposal are substantially the same. While they are differ in terms and breadth, the Proposal substantially duplicates the Harrington Proposal and is therefore excludable under Rule 14a-8(i)(11).

The Staff has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The test is whether the core issues to be addressed by the proposals are substantially the same, even though proposals may differ somewhat in terms or breadth. See, e.g., Pinnacle West Capital Corporation (March 16, 1993); Tri-Continental Corporation (March 2, 1998); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999).

The Proposal is Excludable Under Rule 14a-8(i)(7) Because it Deals With Ordinary Business Operations

*6 The Company proposes to omit the Proposal from its 2001 proxy materials under Rule 14a-8(i)(7). This rule permits an issuer to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. Although certain of the topics addressed in the Proposal may touch upon significant policy issues, these are interspersed with other "principles" that clearly relate to ordinary business matters that do not raise significant policy issues. In fact, taken in its entirety as a single proposal (as it must if the Proponent is not to violate the single-proposal limitation of Rule 14a-8(c)), the very breadth and scope of its individual "principles" demonstrate that the Proposal necessarily relates to the Company's "ordinary business" operations. Through its various requirements, the Proposal addresses not just prohibitions against slave and child labor, but also the rates and the payment of employee wages; it covers not just hiring and promotion practices, but also occupational health and safety measures; it relates not just to the Company's operations, but also those of its suppliers. In short, the only unifying concept underlying the many "principles" raised in the Proposal is that they all relate to the conduct of business. Thus, because it blankets virtually every aspect of doing business, the Proposal cannot avoid impermissibly treading on the Company's ""ordinary business" operations.

For example, the Proposal by its incorporation by reference to all of the SA8000 Standards directs that the Company and its suppliers "adhere to wages that meet workers' basic needs," and to "fair and decent working hours." The Staff has stated that an employer's policies with respect to wage adjustments and to so-called "living wage" determinations relate to the employer's ordinary business and, therefore, the shareholder proposals involving such policies, may be properly excluded pursuant to rule 14a-8)(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999); Kmart Corporation (March 12, 1999); The Warnaco Group, Inc. (March 21, 1999); and United Technologies Company (February 19, 1993). The Staff has also consistently excluded proposals dealing with workplace management, employee supervision, labor-management relations, employee hiring and firing, conditions of employment and employee training and motivation because these issues correctly fall under "ordinary business operations." See Unisys Corporation (February 19, 1993).

An integral part of the daily conduct of ordinary business operations is the relationship between management and its employees. The negotiation of wages, hours and working conditions is a basic business issue faced by any employer. If shareholders were presented with this Proposal and if they adopted it, they would be interfering with the conduct and administration of the business by dictating day-to-day management of the business. Therefore, the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations.

Conclusion

*7 For the foregoing reasons, we believe that the Proposal may be omitted from the 2001 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

By copy of this letter, McDonald's Corporation is notifying the Proponents of its intention to omit the proposal from the proxy statement and form of proxy. The Proponents are respectfully requested to copy the undersigned on any response that they may choose to make to the Staff.

The printing of the 2001 Proxy Statement is expected to begin on March 21, 2001.

The Company tentatively plans to file definitive copies of the Proxy Statement with the Commission on or about April 4, 2001.

Please call Denise Horne at 630-623-3154 if you have any questions regarding this matter or as soon as a response is available. We would appreciate if you would fax your response to Denise Horne at 630-623-3512.

Very truly yours,
Gloria Santona

Vice President

U. S. General Counsel and Secretary

MCDONALD'S CORPORATION

McDonald's Plaza • Oak Brook, Illinois 60523

(630) 623-3373

ENCLOSURE

December 7, 2000

MR. JEFFREY KINDLER

MCDONALD'S CORPORATION

ONE MCDONALD PLAZA

OAKBROOK, IL 60523

Dear Mr. Kindler:
As Treasurer of the State of Connecticut and principal fiduciary of the $22 billion Connecticut Retirement Plans and Trust Funds ("CRPTF"), I write to you concerning important corporate governance issues related to McDonald's Corporation that have implications for CRPTF's interests as a shareholder.

I understand that New York City's Pension Funds have submitted a resolution proposing the adoption by your shareholders at the company's 2001 annual meeting of humane, safe, fair and auditable workplace standards in your facilities throughout the world. Those standards are described in detail in a document entitled Social Accountability 8000 (SA 8000) and arise from the Conventions of the International Labor Organizations (ILO), the United Nations Convention on the Rights of the Child, and the Universal Declaration of Human Rights. They address workplace conditions, including child labor, freedom of association, and workplace safety.

This letter is to inform you of the CRPTF's intention to co-sponsor that resolution.

I strongly believe that a company's corporate governance policies, such as the implementation of global standards for human rights in the workplace, can directly effect its long-term performance. The CRPTF's proxy voting policies explicitly support shareholder proposals that create good corporate citizens while enhancing long-term shareholder value. Specifically, the CRPTF policies support the adoption of global codes of conduct by a company and its suppliers that ensure basic protections for workers.

SA 8000 seeks to encourage productivity by improving and maintaining working conditions. By adopting SA 8000, your company is asking to have its workplace standards compliance assessed by an independent organization accredited by the Council on Economic Priorities Accreditation Agency. The evidence of compliance with SA 8000 provided by the assessment therefore should enhance the long-term performance of your securities by increasing consumer and investor confidence that your company and its suppliers are not associated with human rights violations in the workplace.

*8 I urge McDonald's Corporation to adopt and implement SA 8000. In accordance with SEC Rule 14a-8(a)(1) I have attached a copy of our beneficial ownership of McDonald's Corporation stock. It is our intention to maintain ownership of these securities through the date on which the annual meeting of McDonald's Corporation is held.

If you have questions regarding this matter, please feel free to contact Meredith Miller, Assistant Treasurer for Policy, at (860) 702-3294.

Sincerely,
Denise L. Nappier

ENCLOSURE

EXHIBIT I

January 11, 2001

MCDONALD'S CORPORATION

MCDONALD'S PLAZA

OAK BROOK, IL 60523-1900

Ladies and Gentlemen:
You have requested our opinion whether a stockholder proposal (the "Proposal") submitted to McDonald's Corporation, a Delaware corporation (the "Company"), co-sponsored by the Connecticut Retirement Plans and Trusts Funds and the New York City Police Department Pension Fund may be omitted from the Company's proxy statement and form of proxy for its 2001 Annual Meeting of Shareholders (the "Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act").

It is our opinion that the Proposal, in the form submitted, is not a proper matter for action by the stockholders of the Company under Delaware law. Therefore, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(1) which permits the omission of a shareholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

I. THE PROPOSAL.

The Proposal is preceded by whereas clauses describing a program known as the SA8000 Social Accountability Standards established by the Council on Economic Priorities which is said to incorporate the conventions of the International Labor Organization on workplace human rights, including principles relating to rights of workers and employment practices. The Proposal reads as follows:

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The Proposal, if implemented, would, by its terms, "commit" the Company to (i) the implementation of various human rights standards by its international suppliers and in its own international production facilities and (ii) a program of "outside, independent monitoring of compliance with these standards."

II. DISCUSSION.

Section 141(a) of the Delaware General Corporation Law (the "DGCL") is a ""bedrock" provision of the DGCL. It provides that the business of a corporation is to be managed by its directors:

The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

*9 8 Del. C. § 141(a) (1998); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 Del. C. § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors.").

The Proposal would, however, by stockholder action alone (i) commit the Company to implementing certain employment and workplace standards and (ii) subject the Company to a program of outside, independent monitoring of compliance with such standards. In so doing, the Proposal would entirely supplant the directors' discretion with respect to these matters and commit the Company to outside monitoring. Any decision with respect to such implementation and monitoring, however, is a matter relating to the management of the business and affairs of the Company and, under Section 141(a) of the DGCL, is a matter for the board of directors of the Company. Accordingly, the Proposal, as presented, is not a proper subject for stockholder action under the DGCL and is subject to omission from the Company's Proxy Materials under Rule 14a- 8(i)(1).

Moreover, as indicated above, the Proposal contemplates the establishment of a program of outside, independent monitoring. Any such program would necessarily usurp the board's oversight function with respect to managing the business and affairs of the Company. As the certificate of incorporation of the Company does not permit any other body to manage the business and affairs of the Company, in order to implement the Proposal the certificate of incorporation of the Company should be amended to provide for a "program of outside, independent monitoring."

In order to effectuate an amendment to a corporation's certificate of incorporation, Section 242 of the DGCL requires that the board of directors first adopt "a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders." Then, if a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate of amendment may be filed with the Secretary of State of the State of Delaware to effect the amendment. The Proposal, as presented, would implement a program of outside, independent oversight of Company activities. Accordingly, it would take away corporate authority expressly reserved to the board of directors under Delaware law. The SEC staff has recognized that a proposal which would circumvent the statutory scheme for charter amendments prescribed by Delaware law is not a proper subject for stockholder action. See Watt Industries, Inc. (July 10, 1998); Hechinger Company (March 28, 1997). Accordingly, in our opinion, the Proposal is not a proper subject for stockholder action and is subject to omission from the Company's Proxy Materials under Rule 14a- 8(i)(1).

***10** Very truly yours,
Morris, Nichols, Arsht & Tunnell

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 13, 2001

Publicly Available March 13, 2001

Re: McDonald's Corporation

Incoming letter dated January 15, 2001

The proposal relates to McDonald's committing itself to the "full implementation" of the SA8000 Social Accountability Standards and a program to monitor compliance with these standards.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which McDonald's relies.

Sincerely,

Keir Devon Gumbs

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 278478 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Kohl's Corporation
Publicly Available March 13, 2001

LETTER TO SEC

January 25, 2001

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

JUDICIARY PLAZA

WASHINGTON, D.C. 20549

Re: Shareholder Proposal Submitted by New York City Fire Department Pension and the Connecticut Retirement Plans and Trust Fund

Ladies and Gentlemen:

On behalf of Kohl's Corporation, a Wisconsin corporation (the "Company"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend any enforcement action to the Commission if the Company omits the shareholder proposal described below from its proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders (the "2001 Proxy"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company has received a proposal co-sponsored by the New York City Fire Department Pension and the Connecticut Retirement Plans and Trust Fund ("the Proponents") requesting, pursuant to Rule 14a-8 of the Exchange Act, that the Company include a proxy proposal (the "Proposal") in the 2001 Proxy. The Proposal seeks to have the Company commit to implementing a set of workplace human rights standards known as Social Accountability 8000 ("SA8000"). The text of the Proposal is attached hereto as Exhibit A. A copy of the SA8000 standards, which were referred to but not actually included in the Proposal, is attached hereto as Exhibit B. In accordance with Rule 14a-8(j), six copies of this letter are enclosed.

On behalf of the Company , we hereby notify you and the Proponents (by copy of this letter) of the Company's intention to omit the Proposal from the 2001 Proxy pursuant to Rules 14a-8(i)(3), 14a-8(i)(1), 14a-8(i)(7) and 14a-8(i)(10).

I. Summary of the Proposal

As stated in one of the recitals, the Proposal refers to "a program of independent monitoring known as the SA8000 Social Accountability Standards" established by the Council of Economic Priorities. The Proposal provides as follows:

"Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

II. Grounds for Omission

The Company believes the Proposal may be omitted from the 2001 Proxy for each of the following independent reasons: (i) pursuant to Rule 14a-8(i)(3) because it is contrary to the proxy rules; (ii) pursuant to Rule 14a-8(i)(1) because it is improper under state law; (iii) pursuant to Rule 14a-8(i)(7) because it relates to the conduct of the ordinary business operations of the Company; and (iv) pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

Rule 14a-8(i)(3) -- Proposal Violates the Proxy Rules

***2** The Proposal may properly be omitted from the 2001 Proxy pursuant to Rule 14a-8(i)(3), which allows the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules. First, the Proposal circumvents and contravenes Rule 14a-8(d), which limits the length of a proposal to 500 words. In addition, the Proposal is misleading, vague and indefinite, in violation of Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials.

The Proposal violates the 500-word limit of Rule 14a-8(d)

To qualify for inclusion in a registrant's proxy materials, Rule 14a-8(d) requires that a shareholder proposal and supporting statement, in the aggregate, not exceed 500 words. The Proposal seeks to circumvent the 500-word limit of Rule 14a-8(d) by omitting the actual text of SA8000, an eight-page single-spaced document. As noted in the Proposal, SA8000 in turn incorporates certain Conventions and Recommendations of the International Labor Organization (the "ILO Conventions"), the Universal Declaration of Human Rights (the "Human Rights convention") and the United Nations Convention on the Rights of the Child (the "UN convention"). By incorporating SA8000, the ILO Conventions, the Human Rights and UN conventions, which collectively are over 100 pages long [FN1], the Proponents have effectively increased the length of the Proposal well beyond 500 words. The Company notified the Proponents of this deficiency in a letter dated December 27, 2000, which is attached hereto as Exhibit C.

FN1. Single spaced, printed from the ILO website.

End of Footnote(s).

In a similar context, the Staff has stated that the incorporation of web site content into shareholder proposals may violate the proxy rules. See Templeton Dragon Fund (June 15, 1998) ("reference to Proponent's Internet site in the supporting statement potentially may violate the proxy process requirements.") See also The Boeing Company (Feb. 23, 1999) (reference to a third-party web site excluded as false or misleading); Emerging Germany Fund (Dec. 22, 1998). Similarly, the Proponents seek to incorporate external sources into the Proposal and thereby circumvents the 500-word limit of the proxy rules. Further, as discussed below, the text of SA8000 and the ILO and other conventions are integral parts of the Proposal, which asks the Company to commit to the "full implementation" of these complex and lengthy standards.

We are aware that in the past, the Staff did not permit Eastman Kodak Company to exclude proposals requiring Kodak to endorse the environmental standards known as the "Ceres Principles" on the grounds that the proposals and the principles together exceeded 500 words. See, e.g., Eastman Kodak Co. (Jan. 7, 1993). We believe that the Proposal is distinguishable from the ones submitted to Kodak. First, Kodak was only asked to endorse the Ceres Principles, not implement them. Further, the Ceres Principles are contained in a single document which is easily summarized in a one page list, whereas SA8000 and the ILO, Human Rights and United Nations conventions impose hundreds of requirements contained in multiple sources. Because the Proposal effectively exceeds 500 words, it may be properly excluded under Rule 14a-8(i)(3).

The Proposal is excludable under Rule 14a-8(i)(3) because it is false and misleading.

***3** The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains vague, false and misleading statements. A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is ""contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires." Philadelphia Electric Co. (July 30, 1992). See also Bristol-Myers Squibb Co. (Feb. 1, 1999); IDACORP, Inc. (January 24, 2000).

The Proposal is vague and misleading because shareholders will not understand what they are being asked to consider from the text of the Proposal. The Proposal is completely devoid of any description of the substantive provisions of SA8000. Rather than describing the content of SA8000 , the Proposal recitals simply refer to the ILO Conventions, and briefly summarize eight of the 13 ILO Convention documents. However, SA8000 is much more extensive than what is summarized in the Proposal, and includes provisions relating to discrimination, working hours, compensation, discipline, control of suppliers, health and safety and other topics. The ILO Conventions impose additional principles, going far beyond those summarized in the Proposal.. Further, as mentioned earlier, SA8000 also incorporates the Human Rights convention and the UN convention, which are not mentioned at all in the Proposal. The Human Rights convention consists of 30 Articles, and the UN convention consists of 54 Articles. Accordingly, the Proposal does not fully or accurately summarize the elements of SA8000.

The Proposal is also misleading because the shareholders would be unable to determine what actions or measures SA8000 would require if implemented. The

Proposal fails to describe or summarize the many principles embodied in SA8000 in enough depth to fully inform shareholders of what actions it would require the Company to take. Further, as discussed below, the Company already has a business policy in place that governs a virtually identical set of principles as those addressed in SA8000, but the Proposal does not discuss what additional actions would be needed. Because the Proposal is misleading on several levels, it may be excluded pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(1) -- Proposal is Improper under State Law

Rule 14a-8(i)(1) allows a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company's organization." The note which accompanies 14a- 8(i)(1) indicates that, depending on the subject matter, proposals which would be binding on the company if approved by the shareholders are sometimes deemed improper and excluded from the proxy materials.

***4** The Company is organized under the laws of the State of Wisconsin. Under the Wisconsin business corporation law (the "WBCL"), the Board of Directors, not the shareholders, are responsible for the management of the company. Section 180.0801(2) of the WBCL states: "All corporate powers shall be executed by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." This language indicates a presumption in Wisconsin law in favor of the Board of Directors as the decision-making body in relation to the operation of the business of the company, unless the Board's decision-making capacity is restricted by the company's Articles of Incorporation.

If approved, the Proposal would require the Company to "commit itself to the full implementation" of certain human rights standards involving international labor markets and to "commit to a program of outside, independent monitoring of compliance" with those standards. Questions regarding self-prescribed (as opposed to governmentally-required) standards involving the Company's international labor market are related to the operation of the business, and are therefore proper subjects for the decision-making capacity of the Board of Directors. The Board's authority to make decisions regarding these matters is not limited by the Company's Articles of Incorporation. Because the Proposal mandates action in an area that falls within the scope of powers reserved for the Board and not restricted by the Articles, the proposal conflicts with the powers conferred upon the Board by the WBCL and the Company's Articles, is not a proper subject for shareholder action under state law, and is therefore properly excludable under Rule 14a-8(i)(1).

Rule 14a-8(i)(7) -- Proposal Relates to Conduct of Ordinary Business Operations

The Proposal may also be properly excluded pursuant to Rule 14a-8(i)(7), which permits the omission of any proposal that "deals with a matter relating to the Company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "Release"), which accompanied the 1998 amendments to Rule 14a-8, the Commission stated that the underlying policy of the ordinary business exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the Release, the Commission reversed the Staff's position in Cracker Barrel Old Country Store, Inc. (October 13, 1992) with respect to the automatic exclusion of employment- related stockholder proposals raising social policy issues and announced that it would determine excludability under the "ordinary business" standard on a case by case basis.

*5 In providing guidelines on how to make this determination, the Release stated that the "policy underlying the ordinary business exclusion rests on two central considerations." The first relates to the subject matter of the proposal. According to the Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration stated in the Release ""relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into a matter of a complex nature upon which shareholders, as a group, would not bein a position to make an informed judgment."

The Proposal requires the Company to implement policies relating to the same topics cited in the Release as examples of "ordinary business" operations. For example, Part IV of SA8000 imposes requirements on the hiring of employees (sections 1 and 2); retention of suppliers (section 9.6); discipline (section 6); working hours (section 7); and health and safety (section 3). Further, section 8 of Part IV addresses the rates and payment of employee wages. The Staff has consistently stated that an employer's policies with respect to wage adjustments and to so-called "living wage" determinations relate to an employer's "ordinary business" and consequently has allowed proposals involving such policies to be excluded pursuant to Rule 14a-8(i)(7). See, e.g., Wal- Mart Stores, Inc. (March 31, 2000); Wal-Mart Stores, Inc. (March 15, 1999); Kmart Corp. (March 12, 1999); The Warnaco Group (March 12, 1999).

We are aware that the Staff required the inclusion of a proposal asking Microsoft Corporation to embrace the "China Principles" despite Microsoft's argument that it fell under the ordinary business exclusion. Microsoft Corp. (Sept. 14, 2000). We believe that the Proposal more fundamentally relates to the Company's ordinary business than the one at issue in Microsoft. First, Microsoft was asked to "embrace" the China Principles whereas the Proposal requires the Company to "commit to the implementation" of SA8000, which, as discussed above, involves numerous policies and procedures as well as the oversight of Company operations. Moreover, SA8000 is a far more extensive set of standards, and incorporates several other conventions, all of which relate to the Company's ordinary business operations. Accordingly, the Proposal may properly be excluded on the basis of Rule 14a-8(i)(7).

Rule 14a-8(i)(10) -- Proposal Has Been Substantially Implemented

The Proposal may be omitted from the 2001 Proxy pursuant to Rule 14a- 8(i)(10) because the Company has already substantially implemented the Proposal. When a company can demonstrate that it has already adopted policies or taken actions to address each element of a proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g. , Nordstrom Inc. (Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot); see also The Gap, Inc. (March 8, 1996). The Staff does not require a company to have implemented a proposal in each of its precise details; rather, the Company may omit the proposal under Rule 14a-8(i)(10) if it has substantially implemented the "essential objectives" of the proposal. General Motors Corporation (March 4, 1996).

*6 The Company adopted a formal business policy in October 1996 entitled ""Terms of Engagement for Kohl's Business Partners" (the "TOE") which emphasizes the Company's longstanding philosophy that no merchandise purchased by the Company will be manufactured through the use of illegal labor conditions. The TOE is attached hereto as Exhibit D. The TOE shares the same goals as the Proposal, addresses virtually identical issues and has resulted in the implementation of most, if not all, of the standards embodied in SA8000. The Company's vendors, subcontractors and buying agents are required to comply with the TOE [FN2],, and the Company monitors their compliance with the TOE through two independent monitoring firms.

FN2. The Proposal requires implementation of SA8000 by the Company's ""international suppliers and in its own international production facilities". The Company operates a chain of retail department stores which sell goods manufactured by third parties, but does not directly operate any production facilities.

End of Footnote(s).

The following is a comparison of the four main sections of SA8000 (Exhibit B) with the corresponding provisions of the TOE (Exhibit D). We believe this comparison further supports the Company's position that its own policies and procedures make moot the Proponents' requirement that the Company commit to implementing SA8000.

I. Purpose and Scope

SA8000	The Company's Terms of Engagement ("TOE")
The stated purpose of SA8000 is to enable a company to develop, maintain and enforce policies and procedures in order to manage those issues which it can control or influence and to demonstrate to interested parties that policies, procedures and practices are in conformity with the requirements of the standard. The requirements are to be applied worldwide.	The TOE sets forth the minimum social accountability requirements for companies wishing to do business with Kohl's The TOE also provides the foundation for the Company's ongoing evaluation of its vendors' social responsibility. The TOE is applied on a worldwide basis to all of the Company's vendors, manufacturers, contractors, subcontractors, and other suppliers, sources and agents who provide the Company with good or services.

II. Normative Elements And Their Interpretation

SA8000	The Company's Terms of Engagement ("TOE")
Companies are required to comply with all national and other applicable laws, and to respect numerous conventions of the International Labor Organization, the Universal Declaration of Human Rights and the United Nations Convention of the Rights of the Child.	The TOE states that all of the Company's business partners must operate in full compliance with all applicable local and national laws, rules and regulations pertaining to all aspects of factory operations. The vast majority of the issues addressed in the conventions and declarations listed in SA8000 are addressed in various parts of the TOE, as described below.

III. Definitions

SA8000	The Company's Terms of Engagement ("TOE")
SA8000 defines eleven terms used in the document.	The TOE do not include a list of defined terms, but rather define terms as they are used throughout the document. The Company's definitions of terms do not differ materially from those used in SA8000.

IV. Social Accountability Requirements

	SA8000	The Company's Terms of Engagement ("TOE")
1. Child Labor	Prohibits the use of child labor, which is defined as work by a child less than 15 years of age, unless local minimum age law stipulates a higher age. SA8000 requires establishment of procedures for remediation of children found to be working in situations involving	The TOE strictly prohibits use of child labor, which is defined as work by a child who is younger than 15 (or 14 where the law of that country permits) or younger than the age for completing compulsory education in the country where such age is higher than 15. The Company will not utilize business partners who use or permit the use of child labor in any of their facilities. The TOE expressly requires observation of all legal

	unauthorized child labor and for the promotion of education for children and young workers in certain situations.	requirements for the work of authorized minors, particularly those relating to hours, wages, minimum education and working conditions.
2. Forced Labor	The use or support of forced labor is prohibited.	The use of forced labor is prohibited.
3. Health and Safety	Companies are to provide a safe and healthy working environment and to take adequate steps to prevent accidents and injuries. Procedures are required for the appointment of a senior management representative responsible for the implementation of health and safety standards. Also required are certain health and safety training programs and systems to detect potential threats to health and safety, clean bathrooms, access to potable water and, if appropriate, sanitary facilities for food storage. Any company dormatory facilities are required to be clean, safe and meet the basic needs of personnel.	Workers are to be provided with a clean, safe and healthful work environment designed to prevent accidents and injuries. All of the Company's business partners must comply with all applicable, legally mandated standards for workplace health and safety. Where applicable, residential facilities are to be safe and healthy and comply with legally mandated standards.
4. Freedom of Association & Right to Collective Bargaining	The rights of all personnel to form and join trade unions and to bargain collectively are to be respected. In those situations where such rights are restricted by law, companies are to facilitate parallel	Workers must be free to join organizations of their own choice. The Company's business partners must recognize and respect the rights of workers to freedom of association and collective bargaining. Workers shall not be subject to intimidation or harassment in the peaceful exercise of their legal right to join or to refrain from

	means of independent and free association and bargaining. Employees are not to be discriminated against for exercising these rights.	joining an organization.
5. Discrimination	Discrimination in hiring, compensation, training, promotion, termination or retirement based on race, national origin, religion, disability, gender, sexual orientation, union membership or political affiliation is prohibited. Companies are not to interfere in the exercise of the rights of personnel to observe practices of their affiliated groups. Companies are prohibited from allowing behavior that is sexually coercive, threatening, abusive or exploitative.	Employment, wages, benefits, advancement, termination and retirement must be based on the worker's ability and not on physical characteristics. Discrimination on the basis of gender, age, disability, sexual orientation, racial characteristics, cultural or religious beliefs or similar factors is strictly prohibited.
6. Disciplinary Practices	Corporal punishment, mental or physical coercion and verbal abuse are prohibited.	Corporal punishment, physical, sexual psychological or verbal harassment or other forms of mental or physical coercion, abuse or intimidation are prohibited.
7. Working Hours	Companies must comply with applicable laws and industry standards, provided that individuals shall not be required to work more than 48 hours per week on a regular basis and shall be provided at least one day off per week. Overtime is not exceed 12 hours per employee per week and is to be remunerated	Work hours are to conform with prevailing with local work hours. Except in extraordinary circumstances, regularly scheduled hours are to be limited to the legal limit on regular and overtime hours established by local laws and regulations. Reasonable rest periods and one day off per week are required. Any time over the norm for the area should be compensated as described by local labor laws.

	at a premium rate.	
8. Compensation	Wages shall meet legal or industry minimum standards and shall always be sufficient to meet basic needs of personnel and to provide some discretionary income. Deductions from wages are not to be made for disciplinary purposes and clearly documented.	Workers are to be paid wages and benefits that comply with the greater of (a) applicable law or (b) the prevailing local manufacturing or industry practices. Overtime is to be paid at a premium rate as required by law. The Company recognizes wages are essential to meet workers' basic needs. The Company will seek and favor business partners that are committed to the betterment of wages and benefits within their facilities.
9. Management Systems		
9a. Policy	Companies' top management is to define each company's policy for social accountability and labor conditions, including a commitment to SA8000, a commitment to compliance with national and other applicable law and a commitment to continual improvement. The policies are to be communicated to employees and made publicly available.	The TOE expressly states that the Company will seek to identify and work with business partners who adopt business and ethical standards that are compatible with those of the Company's. All business partners must communicate the provisions of the TOE to all workers and supervisors and to post the TOE in readily accessible locations within their factories, translated into the language of workers and supervisors. The TOE is publicly available on the Company's internet site.
9b. Management Review	Top management is to periodically review the adequacy of the company's policies and compliance. Amendments are to be made where appropriate.	The TOE requires the Company to take affirmative measures to monitor compliance. These measures include prescreening business partners, scheduled or random, announced or unannounced onsite inspection of factories, by the Company's representatives or certification by business partners that the TOE has been complied with. The Company's employees and representatives have been instructed to be watchful for violation of the TOE on visits to factories or manufacturing facilities and to report questionable conduct to

		management for follow up and corrective action. Moreover, the Company utilizes two independent monitoring firms to monitor compliance with the TOE.
9c. Company Representatives	The company is to appoint a senior management representative who is responsible for insuring that the requirements of SA8000 are met. A non-management representative is also to be a facilitator of communication with senior management.	The Company's vendors' compliance with the TOE is monitored by two independent monitoring firms. This entire process is overseen by members of the Company's senior management team. Workers in factories producing goods for the Company must be accessible to the Company's representatives for private interviews to assess TOE compliance.
9d. Planning and Implementation	The company is to insure the requirements of SA8000 are understood and implemented at all levels of the organization.	The Company's TOE requires communication of the TOE to all workers in their native language. A copy of the translated document must be posted in each business partner's factory. Business partners are encouraged to take additional steps to insure communication to all workers.
9e. Control of Suppliers	Companies are to establish and maintain appropriate procedures to evaluate and select suppliers based on their abilities to meet their requirements of SA8000. The Company's is to maintain appropriate records of suppliers' compliance.	Compliance with the TOE is a prerequisite to doing business with the Company. Additionally, all factories producing merchandise for the Company must retain all documentation necessary to demonstrate compliance with the TOE. The Company is to be provided with free access to production facilities and records, as well as access to workers for confidential interviews in connection with monitoring factory or inspection visits. Business partners are required to promptly respond to reasonable inquires by the Company's representatives concerning the operation of factories with respect to the TOE.
9f. Addressing Concerns and Corrective Action	The company shall investigate and respond to concerns of employees with	Remedial corrective actions are taken on a case-by-case basis when violations are discovered. The Company re-evaluates its

	regard to conformance with SA8000. Remedial and corrective actions are to be taken when violations are discovered.	business relationship with any business partner upon the discovery of a TOE violation. Corrective action may also include cancellation of the affected order or prohibition of subsequent use of a violating factory. The Company may also terminate its business relationship and exercise any other rights and remedies to which the Company may be entitled.
9g. Outside Communication	The company is to communicate regularly to all interested parties data and other information regarding performance against the requirements of the SA8000, including, but not limited to the results of management reviews and monitoring activities.	The Company posts the TOE on its internet site. Though not required to do so, the Company has shared general information regarding facility inspection results of the Company's independent monitoring firms with requesting parties when employment practices within such facilities have been called into question.
9h. Access	Where required by contract, the company is to provide reasonable information and access to interested parties seeking to verify conformance to the requirements to this standard.	The Company's business partners must provide the Company with access to its compliance activities. The Company does not have contracts with any parties that would require the provision of information as set forth in SA8000.
9i. Records	The company is to maintain appropriate records to determine conformance to the requirements of this standard.	As stated above, the TOE requires all of the Company's business partners to retain records of their TOE compliance and make such records available to the Company's representatives. Business partners are also to make their employees accessible to the Company to allow the Company to determine TOE compliance. The Company maintains a database of the compliance audit results of all of its business partners' factory inspections.

As discussed above, in addition to SA8000, the Proposal requires the Company to implement the ILO, the Human Rights and the UN conventions. We believe that the TOE shares the same goals and seeks the same results as the applicable conventions and standards incorporated in the Proposal.

The Company has retained two independent and impartial firms, Pricewaterhouse Coopers ("PWC") and Intertek Testing Services ("ITS") to ensure compliance with the TOE and monitor the factories of business partners from whom the Company procures merchandise bearing the Company's private labels. These monitors conduct inspections of each factory before the Company enters into a business relationship with the business partner and annually thereafter. Results of factory evaluations are included in written reports provided to the Company by the monitors. If a violation of the TOE is discovered, the Company takes immediate and firm action. The Company notifies the business partner of the violation and encourages the business partner to adopt a corrective action plan. Follow up inspections are conducted to verify adherence to the TOE. ITS is one of the world's largest consumer product testing, inspection and certification organizations. PWC is one of the world's largest contract compliance monitor engaged in human rights monitoring.

The Staff has previously allowed the exclusion of proposals relating to the adoption of principles when a company could demonstrate that it had ""substantially implemented" the letter and spirit of these principles. See, e.g., International Business Machines Corp. (Jan. 31, 1994). Similarly, the Company has adopted policies and taken actions which demonstrate that it has, at the very least, "committed to" implementing and independently monitoring compliance with SA8000, as required by the Proposal. Accordingly, the Proposal may be omitted under Rule 14a-8(1)(10) because it is moot.

III. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the 2001 Proxy.

If you have any questions with respect to this matter, please contact the undersigned at 262/703-2787.

Sincerely,
Richard D. Schepp

Sr. Vice President, General Counsel/Secretary

KOHL'S

Corporate Offices • N56 W17000 Ridgewood Drive • Menomonee Falls, Wisconsin 53051 • (262) 703-7000

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 13, 2001

Publicly Available March 13, 2001

Re: Kohl's Corporation

Incoming letter dated January 15, 2001

The proposal relates to Kohl's committing itself to the "full implementation" of the SA8000 Social Accountability Standards and a program to monitor compliance with these standards.

There appears to be some basis for your view that Kohl's may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Kohl's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Kohl's relies.

Sincerely,

KeirDevon Gumbs

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 267673 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Revlon, Inc.
Publicly Available March 13, 2001

LETTER TO SEC

March 2, 2001

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Revlon, Inc., Commission File No. 1-11178-

Omission Pursuant to Rule 14a-8 of a

Shareholder Proposal Submitted by the

New York City Teachers' Retirement System

Ladies and Gentlemen:
Reference is made to the letter dated January 10, 2001 (the "January Letter"), on behalf of Revlon, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in which I requested the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur with the Company's view that, for the reasons stated therein, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the New York City Teachers' Retirement System (the "Proponent") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 Annual Meeting of Shareholders. Further reference is made to the letter dated February 21, 2001 to the Staff from Laurie Linton, Esq. on behalf of the New York City Teachers' Retirement System.

I am enclosing six copies of this letter. A copy of this letter also is being sent to the Proponent.

I. Background

As described in the January Letter, the Proposal consists of (i) seven ""Whereas" clauses relating to global human rights and a program of independent monitoring standards established by the Council on Economic Priorities known as the SA8000 Social Accountability Standards ("SA8000"), (ii) five principles contained in the sixth "Whereas" clause that are set forth as examples of eight of the ILO conventions that are incorporated in SA8000, and (iii) a resolution seeking that the Board of Directors of the Company commit the Company to the full implementation of SA8000 by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

In the January Letter I informed you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials on the following grounds: (a) pursuant to Rule 14a-8(i)(3), the Proposal violates the Commission's proxy rules because (i) the Proposal is vague and misleading under Rule 14a-9, (ii) the Company lacks the authority to implement the Proposal due to its misleading nature under Rule 14a-8(i)(6) and (iii) the Proposal violates the 500-word limit of Rule 14a-8(d); (b) pursuant to Rule 14a-8(i)(10), the Proposal has been substantially implemented, and as a result has been rendered moot; (c) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations; and (d) pursuant to Rule 14a-8(i)(1), the Proposal is an improper subject for shareholder action under state law.

II. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

*2 As more fully described in the January Letter, the Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. In addition, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

The Proponent states that Bristol-Myers Squibb Company (February 1, 1999), Philadelphia Electric Company (July 30, 1992) and International Business Machines Corporation (December 13, 1999), no action letters cited by the Company to support exclusion of the Proposal under Rule 14a-8(i)(3), are readily distinguishable from the Proposal because each involved a proposal that was "wholly incomprehensible." However, it is well established that a proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion not only when it is "incomprehensible," but rather when neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine what measures or actions the proposal requires.

In any event, the Proposal is so vague, indefinite and misleading as to be ""incomprehensible." The Company does not, as the Proponent argues, underestimate the intelligence of its shareholders. Rather, the Company has assumed--as the Proponent must also--that its shareholders are not mind readers.

For example, the Proposal requests that the Company's board of directors commit the Company to the "full implementation" of SA8000, which the Proposal incorporates by reference, but does not fairly summarize. Indeed, the Proposal sets forth only five broad principles citing eight ILO conventions that the Proponent deems to be of particular significance. However, as written, in order to "fully implement" SA8000, the Proposal requires the Company to adopt not only all of SA8000, but also, all of the ILO conventions, which number 180, date from 1919 to the present and cover such divergent topics as the "Seafarers Hours of Work and Manning a Ship Convention" and the ILO's "Pakistan Soccer Ball Project" aimed at curtailing labor abuses in the manufacturing of soccer balls.

Moreover, even if the Proponent intended to incorporate only the five broadly framed human rights principles and the eight ILO conventions which specifically are referenced in the sixth "Whereas" clause, the Proposal still fails to adequately summarize those principles and conventions. Each principle fails to address the obligations imposed on the Company by SA8000 in these very areas. Moreover, each individual convention contains numerous articles that the Company would be required to follow. Indeed, each "single" convention is four to ten pages in length and contains up to 33 separate articles. The articles and pages in all 180 plus conventions are too numerous to count.

*3 The fact is that the Proposal calls for "full implementation" of all of SA8000 and the ILO conventions, each of which are merely incorporated by reference in the Proposal and are not clearly and fully summarized in a manner that would permit shareholders to reasonably understand the obligations that they would be placing on the Company were they to vote to adopt the proposal. Clearly, the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9, and therefore subject to exclusion under Rule 14a-8(i)(3).

It is ironic, indeed, that the Proponent cites SA8000's "wage" requirements ("ensure that wages paid for a standard working week shall meet at least legal or industry minimum standards...") as support for its argument that the Proposal may not be excluded pursuant to Rules 14a-8(i)(7) or (10), yet nowhere in the Proposal is the word "wages" (or any other like term or any summary of a proposal about wages) mentioned. Once again, we wonder whether the Proponent expects the Company's shareholders to be mind readers.

Notwithstanding the Proponent's assertions, the Proposal is distinguishable from the proposals dealing with the CERES, MacBride and Sullivan Principles. Unlike the Proposal, which references the broad-based standards of SA8000 and the ILO Conventions, the proposals urging adoption of the CERES, MacBride and Sullivan principles include a clear set of enumerated principles which are set forth in full in the applicable proposal and thus it is clear from the face of the proposal what shareholders are being asked to vote upon. This is in sharp contrast to the Proposal, which incorporates the full text of SA8000 and the ILO conventions by reference and which, even if interpreted in the light most favorable to the Proponent, are eight pages in length as to the SA8000 standards and are 42 pages in length as to the ILO conventions.

The Proposal is also distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000). In Microsoft and Oracle, where the Staff refused to concur in the omission of the respective proposals under Rule 14a-8(i)(3), the proposals specifically set forth in their entirety eleven principles to which they were limited.

I note that the Warnaco letter (The Warnaco Group (March 14, 2000)) cited by the Proponent is not relevant in that the proposal addressed therein sought only reporting on the company's monitoring and compliance efforts, but did not seek to impose any particular standards.

I also note the Staff's recent denial of the no-action relief sought by PPG Industries with regard to another shareholder proposal involving the ILO conventions. I note that, while both proposals relate to the ILO conventions, the proposals differ in that the PPG Industries proposal asked the PPG Board to "adopt, implement and enforce a workplace code of conduct based on the ILO conventions." See PPG Industries (January 22, 2001). In contrast, the Proposal requests that the Company's Board of Directors "commit itself to the full implementation of" SA8000, which incorporates pages of requirements from SA8000 and the ILO conventions, most of which are nowhere referenced in the Proponent's Proposal, and a program of independent monitoring for compliance with SA8000. Unlike the Proposal, which requires shareholders of the Company to comprehend the full text of SA8000 as well as each of the 180 ILO conventions to which it refers in order to fully appreciate the Company's obligations under the Proposal, in PPG, where the proposal requires that the company implement a code of conduct merely based on the ILO conventions, incorporation by reference to the ILO Conventions does not serve to mislead shareholders, as shareholders, by viewing the face of the proposal which summarizes a number of ILO conventions, may formulate a code of conduct based on the proposal. Further, I note that the arguments made and positions advanced in the January Letter and herein differ in many respects from those made by counsel to PPG in its correspondence with the Staff. Accordingly, I submit that the PPG Letter is not dispositive of the Company's request and respectfully request the Staff to conclude differently with regard to the Proposal.

***4** Lastly, as noted in the January Letter, the Proponent should not be permitted to avoid the 500 word limit imposed on shareholder proposals by the Staff. Although Proponent asserts that for purposes of the 500 word limit SA8000 and the ILO conventions are not part of the Proposal, SA8000 and the 180 ILO conventions must, as noted above, be included as part of the Proposal, because without external reference to both SA8000 and each of the 180 ILO conventions, shareholders of the Company cannot fully, or even superficially, understand what the Proposal encompasses.

In addition, while the Proponent states that consistent with the intent of the Staff in its adoption of a word limit, reference to SA8000 and the ILO conventions neither raises costs nor obscures important matters in the proxy statements of issuers, the Proponent fails to acknowledge that by burying obligations that would be imposed on the Company in external sources such as SA8000 and the 180 ILO conventions, the voluminous material related to the Proposal obscures the issues upon which shareholders must base their votes.

Finally, the Electronic Data Systems Corporation (March 24, 2000) ("EDS") no action letter cited by the Proponent is besides the point. The EDS proposal quoted directly from newspaper articles; that is, the text of the external source was included as part of the proposal, not incorporated by reference. As such, the issue as to whether a proponent can circumvent Rule 14a-8(d) by facially appearing to comply with its terms while referring shareholders to literally hundreds of pages of documents necessary to an understanding of its terms was not before the Staff-nor did the Staff address it.

III. The Proposal May be Omitted Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented and is Therefore Moot.

As stated in the January Letter, the Company believes that in light of the current "Code of Business Conduct of Revlon, Inc. and Its Worldwide Subsidiaries," the Proposal is unnecessary and repetitive. The Company strongly supports human rights in the workplace, and for years, has addressed the matters raised in this Proposal through corporate policies and practices. The policies in the Company's Code of Business Conduct make clear its commitment to ethical business conduct and worker human rights. The Company's Code of Business Conduct illustrates the Company's, as well as its worldwide subsidiaries and suppliers', commitment to global workers' human rights standards by requiring compliance with all applicable U.S. and foreign laws concerning labor and employment and by implementing policies and procedures covering equal employment opportunities, affirmative action plans, safety and health programs, wage and hour procedures, employees' privacy rights, and employees' rights as to political participation (§ § 7, 8, and 9 of the Code of Conduct).

Although the Proponent states that the Company's Code of Business Conduct (defined by the Proponent as "CBC") falls short of the Proponent's desired practices by failing to address wages (the Proponent states that with respect to a policy regarding compensation, "The CBC contains none"), the Proponent is mistaken--the Company's Code of Business Conduct includes the following statement on page 15: "The Company is bound by these laws and has established policies and programs, including equal employment opportunity policies, affirmative action plans, safety and health programs and wage and hour procedures to ensure compliance with legal requirements...." (emphasis added).

*5 Moreover, in accordance with SA8000's goal of verifying compliance with global humanrights standards, the Company's Code of Business Conduct designates the Corporate Compliance Officer as having the ultimate responsibility for overseeing employee, agent and supplier compliance with all applicable laws and regulations, the Code of Conduct and all related Company policies and procedures. While the Proponent asserts that internal monitoring standards are inadequate as compared to external, independent monitoring standards, the Company believes that adopting outside monitoring procedures would be a costly, burdensome and unnecessary means of ensuring compliance. Since the implementation of the Code of Business Conduct, Revlon has found that its program of internal monitoring for compliance with the Code of Conduct has proven to be effective.

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." The Proponent argues that because the Proposal touches upon certain social policy issues, it can not be excluded under Rule 14a-8(i)(7). This argument ignores the Staff's position that, when submitting a shareholder proposal with human rights standards to which a company must adhere, a proponent may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with policy issues. [FN1] Given that the standards that are specifically identified in the Proposal, as well as incorporated by reference in the Proposal, address such matters as management and labor relations, specific wage requirements, working hours and employees benefits, the Proposal on the whole clearly relates to the Company's ordinary business operations. This fact cannot be disguised simply by wrapping it in statements regarding broader social policy concerns.

FN1. In this regard, I refer the Staff to the no action letters cited on pages 14 and 15 of the January Letter.

End of Footnote(s).

The Proponent correctly notes that there is a series of 1999 no action letters that exclude proposals that deal with an employer's policies with respect to wage adjustments and the so-called "living wage" on the basis that such matters relate to ordinary business operations. The fact that the Proposal does not use the term "living wage" does not change the fact that the Proposal, SA8000 and the ILO Conventions relate directly to employment policies and employee wages.

The Proponent severely misconstrues the Proposal in comparing it to Microsoft. In Microsoft, the proposal requested that the company implement eleven principles to address a specific, known problem in one country, China. The proposal in Microsoft is more analogous to the shareholder proposal addressed in Toys 'R' Us, Inc. (February 8, 1999). In Toys 'R' Us, the Staff refused to concur with the company's position that a shareholder proposal seeking the company to implement the MacBride Principles could be excluded under Rule 14a-8(i)(7). As noted above, the MacBride Principles sought to ensure that the company did not discriminate in Northern Ireland on the basis of religion in the hiring, promotion or termination of employees. Similar to the Microsoft proposal, the Toys 'R' Us proposal, consisting of nine specific principles, sought to address a documented problem in one country. In contrast, the Proposal requests that the Company implement numerous broadly drafted standards and highly complex ILO conventions, some of which are identified and described in the Proposal and some of which are omitted from the Proposal but only incorporated by reference, which would affect the Company's operationsworldwide without regard to the appropriateness of any given convention in any particular locality.

***6** The Proposal not only interferes with management's ability to run the Company, but it clearly seeks to micro-manage the Company's business operations. Through the principles briefly addressed in the Proposal, as well as those not so addressed but delineated at length in SA8000 and the ILO conventions, the Proposal purports to dictate standards across a broad spectrum of issues. The scope of these issues demonstrates that the Proposal on the whole relates to the Company's ordinary business operations, encompassing nearly every aspect of the Company and its suppliers' businesses and relationship with their respective employees in intricate detail.

Moreover, SA8000 and the ILO conventions would apply worldwide without regard to employees desires, local laws or local customs. Indeed, many of the benefits which the Company and its suppliers would be forced to provide to their employees under the Proposal are not even customary in the United States. These benefits could not be implemented by the Company without careful analysis on the part of the Company's board of directors of the potential costs of such benefits. How can shareholders acting once a year at an annual meeting, with the benefit of no analysis that would enable them to make an informed judgment, make decisions regarding such matters? Clearly, shareholder intervention on such matters would amount to micro-management of the Company's day to day operations. [FN2]

FN2. As previously noted, the Warnaco letter cited by the Proponent is not relevant in that the proposal addressed therein sought only reporting on the company's monitoring and compliance efforts, but did not seek to impose any particular standards.

End of Footnote(s).

V. Rule 14a-8(i)(1) Argument

In the January Letter the Company stated its position that, due to the mandatory nature of the Proposal, it could be properly excluded under Rule 14a-8(i)(1) because it was not a proper subject for action by shareholders under Delaware law.

The Proponent has indicated its intent that the Proposal be construed as precatory in nature and asserts that if asked by the Staff to revise the Proposal to make this posture clearer, it will immediately comply. If the Proponent revises the Proposal so that it is clearly precatory in nature, the Company will withdraw its Rule 14a-8(i)(1) argument.

* * * * * * *

For the reasons set forth above and in the January Letter, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Thank you for your consideration.

Very truly yours,
Alan C. Myers

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York 10036-6522

Tel: (212) 735-3000

ENCLOSURE

February 21, 2001

*7 OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Revlon, Inc.

New York City Teachers' Retirement System Shareholder Proposal

Ladies and Gentlemen:
I write on behalf of the New York City Teachers' Retirement System (the ""Retirement System") in response to the January 10, 2001 letter sent to the

Securities and Exchange Commission by Skadden, Arps, Slate, Meagher & Flom LLP on behalf of Revlon, Inc ("Revlon" or the "Company"). In that letter, Revlon contends that the Retirement System's shareholder proposal (the "Proposal") may be excluded from the Company's 2001 proxy statement and form of proxy (the ""Proxy Materials").

Revlon argues that the Proposal may be omitted under Rule 14a-8 (i)(3), (i)(10); (i)(7); and (i)(1). I have reviewed the Proposal, as well as the January 10, 2001 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Revlon's 2001 Proxy Materials. Accordingly, the Retirement System respectfully requests that the Division deny the relief that Revlon seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses pertain to: (a) internationally recognized global workers' rights standards relating to trade unions and collective bargaining, discrimination, and child and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and its international suppliers to both compliance with certain human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Retirement System's Response

Revlon has requested that the Division grant "no-action" relief pursuant to four provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(3) which prohibits false and misleading statements; (2) Rule 14a-8(i)(10) which applies to proposals that have already been "substantially implemented"; (3) Rule 14a- 8(i)(7) which applies to matters concerning a company's "ordinary business"; and (4) Rule 14a-8(i)(1) which relates to proposals that are not properly subject to shareholder action under state law. Pursuant to Rule 14a-8(g), Revlon bears the burden of proving that one or more of these exclusions applies. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal is Not Vague, False or Misleading and May Not Be Omitted Under Rule 14a-8(i)(3).

(1) The Proposal is Readily Comprehendible

***8** Revlon argues that the Proposal contains impermissibly vague statements. The Company claims that if the proposal were adopted, neither the shareholders nor the Company would be able to determine what actions or measures the Proposal requires. The Company underestimates the intelligence of shareholders by assuming that they will not be able to comprehend the concept and intent of the Proposal. That is simply not the case. The Proposal is concise and clear; it is to be considered a general set of principles by which the Company and its suppliers commit to abide by a set of standards, and commit to have outside monitoring and verification of compliance.

The Commission has, on numerous occasions, allowed proposals containing precisely such types of standards to be included in proxy statements.Examples of such previously approved standard-based proposals include those that called for adoption of the CERES Principles, the Sullivan Principles and the MacBride Principles. More recently, the Division refused to grant no-action relief to companies that objected to resolutions that urged the adoption of various human rights principles involving a company's international operations and the operations of its overseas suppliers. See, e.g., PPG Industries, Inc. (January 22, 2001); Warnaco Group, Inc (March 14, 2000); Oracle Corporation (August 15, 2000); Microsoft Corporation (September 14, 2000)

The decisions cited by the Company to support exclusion on Rule 14a-8(i)(3) grounds are readily distinguishable. Each of the decisions relied upon involved proposals that were wholly incomprehensible. In Bristol-Meyers Squibb Company (February 1, 1999), the proposal that the Company successfully sought to exclude asked that the Corporation "adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction of their lives." The proposal contained "several disjointed statements presented in a rambling fashion" and included references to both the Bible and Roman Law. Similarly, in Philadelphia Electric Company (July 30, 1992), the proposal that was excluded provided that "a Committee of small stockholders of limited members 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." As the Corporation in that instance wrote, the statement is subject to innumerable interpretations; "the reader is left without a clear understanding of what is intended. Finally, the disputed proposal in International Business Machines Corporation (December 13, 1991) states "It is now apparent that the need for representation has become a necessity"; this "resolved" clause comes after a series of statements that list rights supposedly denied to women. The vagueness of this alleged resolution cannot even be compared to the Proposal's call to embrace specific human rights standards and to monitor compliance with them.

(2) The Proposal Does Not Exceed the 500-Word Limit

***9** Rule 14a-8 provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and any accompanying supporting statement exceed 500 words; the Proposal does not exceed the limit. While the Proposal includes references to both ILO conventions and the SA 8000 Social Accountability Standards, however, those documents themselves are not part of the Proposal.

The Company tries to argue that, by merely referring to outside documents, the Proposal incorporates those documents for purposes of the 500-word limitation. The Company's argument cannot prevail; it would deny proponents of shareholder proposals the ability to direct fellow shareholders to sources to verify and expand upon the information presented in the resolution. Electronic Data Systems Corporation (March 24, 2000)

The Commission imposed length restrictions on shareholder proposals for the first time in 1976. In adopting that restriction, the Commission noted that extremely long resolutions "constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders and tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents." The intent of the 500-word limitation, therefore, was to keep costs reasonable and to keep from obscuring other important matters. The reference to the ILO Conventions and the SA 8000 Standards neither raises the cost nor obscures other important matters.

B. The Proposal May Not Be Omitted Under Rule 14a-8 (i)(10) Because It Has Not Been Substantially Implemented and Therefore Is Not Moot

The Company believes that it should be able to exclude the Proposal from its Proxy Materials as having been already "substantially implemented." In particular, the Company claims that its Code of Business Conduct (the "CBC") ""includes each form of conduct prohibited under SA 8000 as well as a means to verify Company compliance....". A comparison of the CBC and the Proposal, however, reveals that such is not the case. In very salient ways, Revlon's Code falls short of the Retirement System's desired practices.

First, SA 8000 and the specified ILO Conventions, and therefore the Proposal, include some basic, generalized criteria pertaining to compensation. For example, companies are required to "ensure that wages paid for a standard working week shall meet at least legal or industry minimum standards...." Any program to address workers' basic rights cannot be complete without some reference to such prescription. The CBC contains none.

Second, and most critically, the Proposal very specifically asks the Company to "commit to a program of outside, independent monitoring of compliance." (emphasis added) While the CBC provides for a Corporate Compliance Officer and includes mechanisms for employees to report code violations, the monitoring is all internal and self-regulated. Internal monitoring, however, is fraught with problems. For example, a company's own quality control staff is often assigned to monitor human rights conditions. When competition is intense and profit margins slim, staff can face pressure to overlook working condition problems of a supplier that is reliable and low cost. Moreover, by definition, internal monitoring is closed off to the public. That lack of transparency serves to undermine the monitoring program's effectiveness.

***10** Thus, the Company has not substantially implemented the terms of the Proposal; it cannot be excluded from the 2001 Proxy Materials pursuant to Rule 14a-8(i)(10).

C. The Proposal Raises Substantial Policy Issues; It May Not Be Excluded Pursuant to Rule 14a-8(i)(7).

Revlon next argues that the Proposal raises matters that are within the scope of ordinary business; accordingly, the Company urges that the Proposal be excluded under Rule 14a-8(i)(7). However, as the Commission has written, proposals which involve matters of ordinary business must nevertheless be included in the proxy statement if they deal with matters with "significant policy, economic or other implications inherent in them." Release Number 34- 12999 The Proposal raises issues that are at the forefront of international discourse concerning globalization and free trade. The Proposal can, by no means, be deemed devoid of policy significance.

The Commission has often recognized the overarching significance of human rights issues when dealing with resolutions involving, e.g., the Sullivan Principles and the MacBride Principles. Recently, the Commission rejected arguments similar to those raised by Revlon in the Warnaco, Oracle and Microsoft cases. The resolutions at issue in those cases asked the companies to endorse a set of principles similar to those advanced by the Proposal.

The Company may argue that any reference to wage policy brings the Proposal within the ambit of ordinary business; that cannot be the case. The "ordinary business" exclusion is designed to guard against proposals that seek to micro- manage a company. The Commission has specifically acknowledged this in its refusal to grant no-action relief in the Microsoft case. At issue in that case was a resolution that called upon Microsoft's Board of Directors to adopt the U.S. Business Principles for Human Rights of Workers in China. The second one of those principles deals directly with wage policy; the principle provides that "facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws." The Proposal, similarly, only addresses wages in the most global sense, in terms of "legal or industry minimum standards." Such general direction in no way interferes with the management's ability to run the Company. The Proposal should not be excluded pursuant to Rule 14a-8(i)(7).

D. The Proposal is Not An Improper Subject for Shareholder Action and Should Not Be Excluded Pursuant to Rule 14a-8(i)(1).

The Retirement System fully acknowledges the strictures of Delaware Law and intends the Proposal to comply fully with those limitations. In particular, the Retirement System recognizes that the Company's Board of Directors is vested with the sole power to manage the business and affairs of the Company. The intent of the proposal is to be strictly precatory in nature. If the Division determines that the Proposal should be revised so as to make that posture clearer, the Retirement System is ready immediately to make the necessary revisions.

Conclusion

***11** For the reasons stated above, the Retirement System respectfully submits that Revlon's request for no-action relief should be denied. Should you have any questions or require any additional information, please contact me. Thank you very much for the Commission's time and consideration.

Very truly yours,
Laurie Linton

ENCLOSURE

January 10, 2001

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Revlon, Inc., Commission File No. 1-11178--

Omission Pursuant to Rule 14a-8 of a

Shareholder Proposal Submitted by the

New York City Teachers' Retirement System

Ladies and Gentlemen:

I am writing on behalf of Revlon, Inc., a Delaware corporation (the ""Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the ""Proposal") submitted by the New York City Teachers' Retirement System (the ""Proponent") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2001 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponent's letter transmitting the Proposal (the "Proposal Letter"). A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The Proposal consists of seven "Whereas" clauses relating to global workers' rights and a program of independent monitoring standards established by the Council on Economic Priorities known as the SA8000 Social Accountability Standards ("SA8000"), followed by a paragraph stating:

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The full text of the Proposal is attached hereto as Exhibit A. SA8000 is attached hereto as Exhibit B.

II. Summary

This letter is to inform you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials. The Company believes that the Proposal may properly be omitted because (a) pursuant to Rule 14a- 8(i)(3), the

Proposal violates the Commission's proxy rules; (b) pursuant to Rule 14a-8(i)(10), the Proposal has been substantially implemented, and as a result has been rendered moot; (c) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations; and (d) pursuant to Rule 14a-8(i)(1), the Proposal is an improper subject for shareholder action under state law.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because It Violates the Commission's Proxy Rules

***12** Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy statement where "the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Proposal may properly be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it violates Rule 14a-9, Rule 14a-8(i)(6) and Rule 14a-8(d). The Proposal violates Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. Moreover, due to its vague and indefinite nature, the Proposal violates Rule 14a-8(i)(6), which requires that in implementing a proposal, a company must be able to determine with "reasonable certainty" what actions or measures the proposal requires. Finally, the Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

A. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because It Is Vague, Indefinite and Misleading, and thus in Violation of Rule 14a-9

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." A proposal is sufficiently vague, indefinite and misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); and Philadelphia Electric Co. (July 30, 1992) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a Proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal).

The Proposal is vague, indefinite and misleading because it requires that the Company commit itself to SA8000, but does not fairly summarize what those standards are for the Company's shareholders. As a result, not only will the Company and its shareholders be unable to comprehend what actions or measures by the Company would be required in the event that the Proposal were implemented, but actions ultimately taken by the Company pursuant to the Proposal may differ significantly from actions contemplated by shareholders in voting on the Proposal.

The Proposal's failure to clearly set forth what SA8000 requires of the Company contributes to the vague, indefinite and misleading nature of the Proposal on at least four levels:

*13 First, although the text of the Proposal suggests that the Company must comply with a set of broadly framed human rights standards relating to child and forced labor, trade unions and collective bargaining and discrimination, [FN1] the Proposal's failure to address the obligations imposed by SA8000 in these very areas makes the Proposal vague, indefinite and misleading on its face and thus in violation of Rule 14a-9. With respect to the human rights standards that are referred to in the Proposal, SA8000 requires, although the Company's shareholders cannot possibly know due to their being omitted from the Proposal, that the Company must:

FN1. The five social accountability standards referred to in the Proposal may be categorized under four of the nine headings in Section IV of SA8000: Child Labor (subsection 1), Forced Labor (subsection 2), Freedom of Association and Right to Collective Bargaining (subsection 4), and Discrimination (subsection 5).

End of Footnote(s).

- establish, document, maintain and effectively communicate policies and procedures for promoting child education, including means to ensure that children are not employed during school hours;
- establish, document, maintain and effectively communicate policies and procedures for remediation of child labor including providing adequate support to enable children to attend and remain in school [FN2];

FN2. Nowhere in SA8000 or the proposal is there any indication of what that support might consist of or what its cost might be.

End of Footnote(s).

- ensure that personnel are not required to lodge deposits or identity papers upon commencing employment; and
- facilitate means of independent and free association for personnel in those situations where the right to freedom of association and collective bargaining are restricted by law. [FN3]

FN3. It would not appear that the Company would have the power to provide means of free association when such means are restricted by law. This may, in itself, render the Proposal excludable pursuant to Rule 14a-8(i)(6).

End of Footnote(s).

Second, SA8000 contains five additional broadly based sets of social accountability requirements--relating to health and safety, disciplinary practices, working hours, compensation and management systems--which are nowhere referred to in the Proposal. [FN4] Because the subject matter of these five additional human rights standards, as well as a description of the obligations thereunder, is omitted from the Proposal and appears only in the text of SA8000, the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9. From the text of the Proposal, the Company's shareholders could not possibly know that implementation of the Proposal would, among other things, require that the Company [FN5]:

FN4. See Section IV of SA8000: Health and Safety (subsection 3), Disciplinary Practices (subsection 6), Working Hours (subsection 7), Compensation (subsection 8), and Management Systems (subsection 9).

FN5. Moreover, neither the text or the Proposal nor SA8000 provides any estimate as to the potential costs to the Company associated with complying with the following requirements.

End of Footnote(s).

***14** • appoint additional management representatives to oversee the implementation of health and safety standards, ensure that personnel receive periodic health and safety training, and establish mechanisms to handle threats against personnel health and safety;

• ensure that in complying with laws and standards governing working hours, workers not be required to work in excess of 48 hours per week, that overtime work in excess of 12 hours per week, even if compensated on an overtime wage basis, not be required other than in exceptional circumstances, and that workers receive at least one day off for every seven day period;

• ensure that personnel wages meet not only industry or legal minimum standards but that they are also sufficient to accommodate workers' basic personal needs and provide for discretionary income; and

• ensure that management adopts policies for social accountability, and with respect to these policies (i) engages in periodic reviews, (ii) appoints representatives to monitor adherence, (iii) formulates implementation and planning strategies, (iv) establishes procedures for evaluating supplier and subcontractor compliance with these standards, (v) addresses personnel concerns regarding compliance, (vi) provides parties with information regarding company compliance including, where necessary, contact information for verification, and (vii) maintains records demonstrating compliance.

Third, the Proposal, both on its face and with reference to the text of SA8000, is also vague, indefinite and misleading because it (as well as SA8000) is replete with references to obscure "ILO conventions" with which the Company would be required to comply: the Proposal cross refers to eight "ILO conventions" and SA8000 itself cross refers 13 "International Labor Organization ("ILO") conventions." Nowhere in the Proposal or in SA8000 is there any explanation of the requirements that would be imposed by such conventions. Certainly, a mere reference to an ILO convention title or number does not pass muster under even the most expansive view of minimally adequate disclosure and is no substitute for the full, fair and accurate summary to which shareholders are entitled prior to being asked for their proxies. These material omissions, by making it impossible for the Company's shareholders to understand what it is they are being asked to vote on and consider, further contribute to the misleading nature of the Proposal and further cause it to be in violation of Rule 14a-9. Accordingly, for this reason as well, the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9.

Fourth, the Proposal is also vague, indefinite and misleading due to the omission of a definitional section. Section III of SA8000, which provides definitions to key terms contained in SA8000's text, is not included within the text of the Proposal. Therefore, the Company's shareholders cannot know that words which may appear to them to have common meanings, are defined terms under SA8000 and are therefore not susceptible to diverging or varying interpretation. For example, SA8000 provides an intricate definition of ""child," which as a defined term, refers to "any person less than 15 years of age, unless local minimum age law stipulates a higher age for work or mandatory schooling, in which case the higher age would apply." However, according to the definition, if "local minimum age law is set at 14 years of age in accordance with developing country exceptions under ILO Convention 138, the lower age will apply." Because the Proposal omits key definitions such as this and fails to properly identify which words and phrases must be strictly construed in accordance with SA8000, the Proposal is vague, indefinite and misleading within the scope of Rule 14a-9.

***15** The Company's Proposal is distinguishable from Microsoft (September 14, 2000) where the Staff refused to concur in the omission of a proposal under Rule 14a-8(i)(3). In Microsoft, where the proposal requested that the company implement a list of human rights principles, known as the China Principles, the company unsuccessfully argued that the proposal was false and misleading because shareholders could not with certainty determine exactly what they were being asked to consider. However, in Microsoft, rather than relying on cross referencing to the principles, the full text of the principles was included as part of the proposal.

In summary, because those sections of SA8000 referred to in the Proposal are not adequately summarized, only certain sections of SA8000 are referred to in the Proposal, the Proposal is replete with references to ILO conventions which are nowhere explained, and defined terms are neither identified as such nor defined in the Proposal, the Proposal is vague, indefinite and misleading so as to be subject to exclusion from the Company's 2001 Proxy Materials under Rule 14a-8(i)(3).

B. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because It Violates Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is vague, and as a result, the company "would lack the power or authority to implement" the proposal. See Int'l Business Machines Corp. (January 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

If the Proposal were adopted, the vagueness of SA8000 would confuse and mislead the Company and its shareholders as to the nature and extent of the human rights obligations imposed on the Company. For example, Section II requires the Company to comply with national and other applicable law and other requirements to which the Company subscribes, and also that the Company respect the principles of a myriad of ILO conventions. In the case of overlapping standards, the most "stringent" applies. In order to comply with this mandate, the Company would be required to become familiar with the intricacies of each ILO convention, and would also continue to be obligated to comply with a multiplicity of foreign laws and regulations. Moreover, it is not apparent how the word "stringent" should be interpreted, leaving the Company to guess as to which requirement to follow.

Finally, neither the Proposal nor SA8000 provides any guidance to the Company as to how to reconcile the inevitable conflicts between the ILO conventions and foreign and local laws and regulations. [FN6]

FN6. In addition, Section IV of SA8000, Freedom of Association and Right to Collective Bargaining (subsection 4.2), requires that in those instances where the right to freedom of association and collective bargaining are restricted under law, a company "facilitate parallel means of independent and free association and bargaining for all such personnel." A company attempting to comply with SA8000 can only guess what "parallel means of independent and free association and bargaining" might be or how it might provide them without itself running a substantial risk of being found guilty of circumventing, and, accordingly, violating, local law.

End of Footnote(s).

***16** In addition, the term "respect," with regard to the Proposal's request that the Company "respect" the ILO conventions, is vague, indefinite and misleading. It is unclear whether respecting the principles of each convention would require affirmative action on the part of the Company or rather simply require that the Company not take actions adverse to their principles. To the extent that "respect" requires affirmative action, the Proposal fails to address either the extent of such required action or the degree to which such action would interfere with the Company's operations as presently conducted.

Due to these uncertainties, the Company would lack the power or authority to implement the Proposal under Rule 14a-8(i)(6), making it subject to exclusion under Rule 14a-8(i)(3).

C. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because It Purports to Circumvent Rule 14a-8(d)

Rule 14a-8(d) provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and its supporting statement, in the aggregate, exceed 500 words. The Proponent seeks to circumvent Rule 14a-8(d) by requesting that shareholders require the Company to commit itself to a set of global human rights standards as set forth in SA8000 but omitting the actual text of SA8000. SA8000 alone constitutes 2,458 words. We have not attempted to count the number of words in the ILO conventions that the Proposal and SA8000 itself in turn incorporate by reference.

As stated above, a shareholder cannot fully comprehend the Company's obligations under the Proposal without reading SA8000 and, therefor, the text of SA8000 constitutes the most integral aspect of the Proposal. Accordingly, for purposes of Rule 14a-8(d)'s word limitation, the text of SA8000 should be deemed to be incorporated into the Proposal in haec verba. On this basis, the Proposal's length grows to over 2,700 words-more than five times that permitted by Rule 14a-8(d). As a result, the Proposal as it presently stands, mandating incorporation by reference to SA8000, violates Rule 14a- 8(d) and should be excluded under Rule 14a-8(i)(3).

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because It has been Substantially Implemented by the Company

Under Rule 14a-8(i)(10), a shareholder proposal and any statement in support thereof may be excluded from a company's proxy statement if theproposal has been substantially implemented. In recent years, the Staff has consistently taken the position that shareholder proposals similar to the Proposal have been substantially implemented within the scope of Rule 14a- 8(i)(10) when the relevant company already has policies and procedures in place relating to the subject matter of the proposal. In Kmart Corporation (February 23, 2000), the Staff concurred in the omission of a shareholder proposal requesting that the board of directors report on the company's vendor standards and compliance mechanisms for its vendors, subcontractors and buying agents in countries where it sources, because the company had substantially implemented the proposal through its (i) adoption, publication and distribution to its entire supplier base of the Vendor Workplace Code of Conduct; (ii) establishment of a third-party monitoring program; (iii) dissemination of a shareholder report describing these actions; and (iv) willingness to further discuss these matters with interested shareholders. Similarly, in Nordstrom, Inc. (February 8, 1995), the Staff concurred in the omission of a shareholder proposal requesting that the company establish a set of standards for its international suppliers and prepare a report to shareholders describing its policies and current and future compliance efforts, because the company had consistently made such information available to shareholders and had assured shareholders that it would continue to do so.

***17** The Company believes that the Proposal requesting that it commit itself to the full implementation of a set of global human rights standards should be excluded under Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal through its Code of Business Conduct. The full text of the Code of Business Conduct is attached hereto as Exhibit C. A comparison of SA8000 and the Company's Code of Business Conduct reveals that the Code of Business Conduct includes each form of conduct prohibited under SA8000 as well as a means to verify Company compliance as requested in SA8000. Consistent with these standards, the Company's Code of Business Conduct ensures the Company's, as well as its suppliers', commitment to policies regarding trade unions and collective bargaining, discrimination, child labor and forced labor, worker health and safety, wages and hours and management systems to monitor Company compliance. For example, the Company's Code of Business Conduct:

• prevents discrimination in the workplace by providing for equal employment opportunity for all employees without discrimination based on any impermissible classification--including, but not limited to, race, color, creed, religion, sex, national origin, citizenship, age, disability, marital status, veteran status or sexual orientation--and endorsing a no tolerance policy with regard to discrimination against its employees (Description of Policies, Section 8, Labor and Employment Law);

• commits the Company to eliminating hazards from the workplace and providing its employees with a safe and healthy work environment (Description of Policies, Section 8, Labor and Employment Law);

• ensures compliance with all applicable U.S. and foreign laws concerning labor and employment, such as the prohibition on forced or child labor and the right to engage in collective bargaining (Description of Policies, Section 8, Labor and Employment Law, Section 11, International Business);

• designates the Company's Corporate Compliance Officer as having the ultimate responsibility for overseeing compliance with all applicable laws and regulations, the Code and all related Company policies and procedures (Corporate Compliance Officer); and

• ensures vendor and supplier compliance with Code principles by (i) providing that it governs the conduct of "consultants, agents and others retained to work for [the Company]" (All Employees' Responsibility) and (ii) requiring that employees periodically confirm that they are not aware of any actions or relationships that are in violation of the Code (Implementation of the Code, Employee Acknowledgments).

We do not believe that differences in detail between the Proposal and the Code of Business Conduct are significant enough to distinguish the Proposal from the Company's ongoing program under the Code. It is well recognized that a Company need not implement a proposal word-for-word in order to have it excluded as substantially implemented under Rule 14a-8(i)(10), but must only demonstrate that its particular policies, practices and procedures compare favorably with the guidelines of the proposal. See Texaco, Inc. (March 28, 1991); Exchange Act Release No. 34-20091 (August 16, 1983).

V. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because It Relates to the Company's Ordinary Business Operations

***18** A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a- 8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees." Although the Staff reversed its position in Cracker Barrel Old Country Stores, Inc. (October 13, 1992) regarding the automatic exclusion of employment-related shareholder proposals raising social policy issues, the 1998 Release specifically noted that "reversal of the [[Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations." Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no bright-line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business' exclusion" but noted that the Staff "will make reasoned distinctions" relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to the implementation of a set of global human rights standards by reference to SA8000. While several of the principles addressed in SA8000 and the Proposal's summary of SA8000 deal with significant policy concerns, these principles are combined with other principles, both in the Proposal and in the text of SA8000, which directly relate to the Company's ordinary business operations.

For example, the requirement that the Company commit itself to "respect the right of all personnel to form and join trade unions of their choice and bargain collectively" deals directly with the Company's ordinary business operations, because it is linked to the Company's ordinary business policies relating to the relationship between management and labor. In recent years, the Staff has concluded that determinations involving collective bargaining units, as well as the negotiations between companies and unions regarding wages, hours and working conditions are ordinary business issues within the scope of Rule 14a-8(i)(7). See Modine Manufacturing Co. (May 6, 1998) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with the company's policies regarding trade unions and collective bargaining related to ordinary business operations).

***19** In addition, the human rights standard embodied in SA8000 (but not spelled out in the Proposal), which requires the Company to "ensure that wages paid for a standard working week shall meet at least legal or industry minimum standards and shall always be sufficient to meet the basic needs of personnel and to provide some discretionary income" relates clearly to the Company's ordinary business operations. On a consistent basis, the Staff has determined that an employer's policies with respect to wage adjustments and the so-called ""living wage" relate to ordinary business operations, and that such shareholder proposals may be properly excluded pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with "sustainable living wage" issues infringed upon the company's ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff reached the same conclusion as in Wal-Mart Stores, Inc. with respect to a similar shareholder proposal).

Finally, SA8000's mandate regarding working hours (but, once again, not spelled out in the Proposal), that the Company "shall comply with applicable laws and industry standards on working hours" and that "in any event, personnel should not, on a regular basis, be required to work in excess of 48 hours per week and shall be provided with at least one day off for every seven day period" also relates to the Company's ordinary business operations. On several occasions, the Staff has determined that an employer's policy with respect to employee hours relates to the Company's ordinary business operations, and that shareholder proposals relating to such issues may be excluded pursuant to Rule 14a-8(i)(7). See Intel (March 18, 1999) (the Staff concurred in exclusion of a shareholder proposal requesting adoption of an Employee Bill of Rights that would dictate such ordinary business operational matters as employee work hours); see also Toys 'R' Us (March 18, 1998) (the Staff concurred in omission of a shareholder proposal under Rule 14a-8(i)(7) because the proposal, in focusing upon such issues as working conditions, wages and working hours for employees of company suppliers, dealt primarily with ordinary employment-related matters).

Through the principles briefly addressed in the Proposal and delineated at length in SA8000, the Proposal addresses a broad spectrum of issues: child labor; forced labor; health and safety; freedom of association and right to collective bargaining; discrimination; disciplinary practices; working hours; compensation; and management systems. Taking the separate enumerated standards of the Proposal and SA8000 as a single proposal, as required under the single proposal limitation of Rule 14a-8(c), the scope of these principles demonstrates that the Proposal on the whole relates to the Company's ordinary business operations. Therefore, because the Proposal, through its incorporation by reference of SA8000, encompasses nearly every aspect of the Company's business, the Proposal invokes the Company's ordinary business operations and should be excluded under Rule 14a-8(i)(7).

***20** On a consistent basis, the Staff has not permitted revisions under Rule 14a-8(i)(7). In light of this practice, the Proposal's inclusion of both human rights issues and ordinary business matters does not preclude its omission from the Company's 2001 Proxy Material under Rule 14a-8(i)(7). In recent years, the Staff has noted that a proponent in submitting a shareholder proposal with an enumerated list of human rights standards to which a company must adhere may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with significant policy issues. See Wal- Mart Stores, Inc. (March 15, 1999) (the Staff concurred in omission of a shareholder proposal which requested the company to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff concurred in omission as to both under Rule 14a-8(i)(7) with regard to similar proposals where one aspect of the proposals required the companies to implement policies regarding a sustainable living wage, an ordinary business operation within the scope of Rule 14a-8(i)(7)); Chrysler Corp. (February 18, 1998) (the Staff permitted exclusion of a proposal which required the company to review and report to shareholders on its international codes and standards with respect to six principles, where one principle, a report on categories such as child care, training programs for workers, upgrading management and mechanical skills of employees, related to the company's ordinary business). While the Proposal addresses human rights and social policy issues such as child labor and forced labor, which fall outside of the scope of the Company's ordinary business activity, specific aspects of the Proposal, such as standards regarding wages, working hours and the right to form trade unions and engage in collective bargaining, relate to the Company's ordinary day-to-day business operations. Therefore, the entire Proposal may be excluded pursuant to Rule 14a-8(i)(7).

Once again, the Proposal is distinguishable from the proposal addressed in Microsoft (see § III (A), above) as well as Oracle Corporation (August 15, 2000), where the Staff in each instance refused to concur in the omission of a proposal under Rule 14a-8(i)(3). In each of Microsoft and Oracle, the proposal requested that the company implement a list of human rights principles, known as the China Principles, designed to address issues specifically relating to worker human rights in that one country. The Proposal, on the other hand, purports to micro manage the Company's operations worldwide. Moreover, in each of Microsoft and Oracle, the company was asked to comply with a narrowly drafted set of eleven principles. The Proposal, as previously noted, incorporates all 2,458 words of SA8000, which in turn incorporates 13 ILO conventions. [FN7]

FN7. To the extent, however, that the Staff believes that the proposals at issue in Microsoft and Oracle are not distinguishable from the Proposal, we believe that the failure of the Staff to take the no-action positions requested therein was inconsistent with prior positions of the Staff as set forth in the line of no action letters cited above and that the denial by the Staff of the relief requested by those registrants was inappropriate. If necessary in order for the Staff to concur with our view that the Proposal is excludable pursuant to Rule 14a(i)(7), we respectfully request that the Staff reconsider the positions taken by it in Microsoft and Oracle.

End of Footnote(s).

VI. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(1) Because It is an Improper Subject for Shareholder Action

***21** Rule 14a-8(i)(1) provides that a shareholder proposal that is "not a proper subject for action by shareholders under the laws of the company's organization" may properly be excluded from a company's proxy statement. The Proposal is an improper subject for action by the Company's shareholders under the laws of the State of Delaware, the jurisdiction of the Company's incorporation, and, accordingly, may be excluded from the Company's 2001 Proxy Materials.

Section 141(a) of the Delaware General Corporation Law (the "DGCL") vests a company's board of directors with the sole power to manage the business and affairs of the Company, except as otherwise provided in the DGCL or the Company's Restated Certificate of Incorporation. Neither the DGCL nor the Company's Restated Certificate of Incorporation limits the authority of the Company's board of directors in any way applicable to the Proposal.

The Proposal is not a proper subject for action by the Company's shareholders under Delaware law because it would require the Company to take actions that are otherwise reserved to the sole judgment of the Company's Board of Directors. Specifically, rather than requesting, recommending or asking that the Board of Directors make a commitment to implement the global human rights standards outlined in SA8000, the Proposal, which is framed in mandatory (as contrasted with precatory) terms, requires that the Company "commit itself to the full implementation of" these standards.

On a consistent, basis, the Staff has allowed a registrant to exclude a shareholder proposal pursuant to Rule 14a-8(i)(1) to the extent that it mandates an act by the company, unless the proposal is revised as a request or recommendation by the proponent. See UST, Inc. (March 13, 2000) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish an independent committee to investigate policies and procedures regarding the placement of UST products in retail outlets and report to shareholders, unless the proponent recast the proposal as a recommendation or request); UST Inc. (January 24, 1997) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish an independent committee to study why use of "smokeless tobacco" products is increasing among minors, unless the proponent recast the proposal as a recommendation or request); RJR Nabisco Holding Corp. (February 23, 1998) (the Staff permitted the registrant to exclude a proposal mandating that the board of directors establish an independent committee of auditors and independent directors to determine the Company's direct or indirect involvement in cigarette smuggling and to report its findings to shareholders, unless the proponent recast the proposal as a recommendation or request).

Accordingly, the Proposal is not a proper subject for shareholder action under Delaware law since the Company's Board of Directors, pursuant to the DGCL and the Company's Restated Certificate of Incorporation, is solely responsible for managing the Company's affairs. Therefore, unless the Proposal isrevised as a recommendation or request, the Company may exclude the Proposal under Rule 14a-8(i)(1).

***22** For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, 10036 (telephone: 212-735-3780; email: amyers@skadden.com), with a copy to Robert K. Kretzman, Esq., Senior Vice President, General Counsel and Secretary, Revlon, Inc., 625 Madison Avenue, New York, New York 10022 (telephone: 212-527-5695; email: robert.kretzman@revlon.com).

In my absence, you may also contact Mr. Kretzman directly.

Thank you for your consideration.

Very truly yours,
Alan C. Myers

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 13, 2001

Publicly Available March 13, 2001

Re: Revlon, Inc.

Incoming letter dated January 10, 2001

The proposal relates to Revlon committing itself to the "full implementation" of the SA8000 Social Accountability Standards and a program to monitor compliance with these standards.

There appears to be some basis for your view that Revlon may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Revlon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Revlon relies.

Sincerely,

Keir Devon Gumbs

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***23** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Oracle Corporation
Publicly Available August 15, 2000

LETTER TO SEC

August 1, 2000

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Securities Exchange Act of 1934, Rule 14a-8;

Stockholder Proposal of The Vanguard Public Foundation

Ladies and Gentlemen:

This letter is in reply to the letter from Harrington Investments ("Harrington") to the Staff, dated July 25, 2000 ("Harrington's Letter"), regarding the stockholder proposal and statement in support thereof (the ""Proposal") of The Vanguard Public Foundation (the "Proponent"). The Proposal seeks to have Oracle Corporation (the "Company") adopt The U.S. Business Principles for Human Rights of Workers in China (the "Principles") relating to the Company's business operations in China.

This letter supplements our letter to the Staff, dated June 19, 2000 (the ""June 19th Letter"), requesting that the Staff concur in our opinion that the Proposal may be properly excluded from the proxy statement and form of proxy for the Company's 2000 Annual Meeting of Stockholders (collectively, the "2000 Proxy Materials"). We believe that Harrington's Letter fails to refute our analysis in the June 19th Letter and the following highlights some of the more significant gaps in Harrington's Letter:

• In Section 1, Harrington states that the Proposal is significantly related to the Company's business activities because certain "highly publicized aspects make any business involvement in China a highly significant matter." [FN1] This implies that due to certain highly publicized events, any business involvement in China would be significant to a company's business. We do not agree. As a Company that had less than 2% of its assets, net earnings and revenues in China in fiscal 1999 and less than 1% in fiscal 2000, we do not believe that Harrington's Letter demonstrates the required meaningful relationship to the Company's business. The Company's operations in China are not particularly unique in any way because the Company performs similar tasks in many other countries throughout the world. Moreover, Harrington's Letter further evidences that the Proposal relates to human rights violations in the context of manufacturing. [FN2] Because the Company's primary business is the development and licensing of software and the Company does not engage in any type of manufacturing contemplated by the Proposal (in China or elsewhere), the Proposal is not significantly related to the Company's business (See Paragraph I of our June 19th Letter). [FN3] Accordingly, because the Proposal relates to operations which account for less than 5% of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business, the Proposal may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(5).

FN1. The "highly publicized aspects" include (a) China representing the world's largest population, (b) China being a candidate for membership in the World Trade Organization and (c) China receiving approval by the U.S. House of Representatives regarding U.S. extension of Permanent Normal Trade Relations.

FN2. Attachment C to Harrington's Letter contains writings titled (a) Outlaw Purchase of Slave-Made Goods by the University of California, California State University, Community Colleges, and K-12 School Districts and (b) Proposed Policy on Procurement of Foreign-Made Equipment, Materials, or Supplies Produced by Forced, Convict, or Indentured Labor.

Attachment D to Harrington's Letter contains writings titled (a) Why Doesn't Congress Pressure China to Stop its Human Rights Abuses (discussing the subject of importing slave made goods in Chinese factories) and (b) Trade Deficits with China Detrimental to U.S. (discussing forced labor in Chinese factories).

FN3. Harrington attempts to demonstrate that the Proposal is somehow significantly related to the Company's business by referencing the imprisonment of a computer software businessman, Lin Hai; however, Lin Hai's imprisonment had nothing to do with his employment, rather, the Chinese government imprisoned him for inciting the overthrow of the state. This isolated and unrelated incident fails to establish any significant relationship between the Proposal and the Company's business (or any business, for that matter) because, even if the Company were to adopt the Proposal, the Company could not prevent government imprisonment.

End of Footnote(s).

***2** • In Section 2, Harrington states that the Proposal does not deal with matters relating to the Company's ordinary business. This is in direct conflict with Harrington's statement in Section 1, where Harrington admits that the Proposal is "intended to cover all activities of companies operating in the People's Republic of China." Because the Proposal is intended to cover all of the Company's activities, it cannot avoid impermissibly treading on the Company's ordinary business operations. The Staff has concurred that proponents may not circumvent the prohibition on ordinary business matters by bundling them with significant policy issues. Accordingly, because the Proposal is intended to "cover all activities" and will certainly relate to the Company's ordinary business, the Proposal may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(7).

• In Section 3, Harrington states that The Oracle Code of Ethics and Business Conduct fails to substantially implement the Proposal. Our June 19th Letter details how The Oracle Code of Ethics and Business Conduct, the Employee Handbook for China employees and other Company policies constitute a comprehensive set of policies relating to and substantially implementing each of the Principles raised in the Proposal. Furthermore, the Company's untarnished track record in China and other global operations support its claim that (i) the Company has already substantially (if not fully) implemented the Proposal and (ii) no further action by the Company is necessary. Thus, the Proposal may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(10).

• In Section 3, Harrington states that The Oracle Code of Ethics and Business Conduct does not address certain Principles of the Proposal. We note that while the Company can demonstrate that it has already implemented the Proposal, the Proposal, as drafted, may also be properly excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal is so vague and indefinite that it goes beyond the Company's ability to effectuate. A proposal is sufficiently vague and indefinite to justify its exclusion under Rule 14a-8(i)(3) where neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Bristol-Myers Squibb Co. (available Feb. 1, 1999). A proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) if it deals with a matter beyond the registrant's power to effectuate. In the Staff's view, a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken. Int'l Business Machines Corp. (available Jan. 14, 1992). For example, with respect to the Proposal, Principle 5 states that the Company and its suppliers shall prohibit any police or military presence designed to prevent workers from exercising their rights. The Chinese government governs the police and military. How can the Company prohibit the police or military? The Company has no such authority or power. Principle 6 states that the Company shall promote freedom from arbitrary arrests or detention among its employees and the employees of its suppliers. How can the Company promote such freedom? What constitutes an arbitrary arrest or detention? Given the host of unanswered questions raised by the Proposal, stockholders of the Company would have widely divergent views of the standard of conduct that would be expected of the Company and its suppliers, and the Company would have no clear standard governing its conduct. For these reasons, the Proposal is impermissibly vague and indefinite and, thus, may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

***3** We reaffirm our view that the Proposal (i) relates to operations which account for less than 5% of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business and may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(5), (ii) relates to the Company's ordinary business operations and may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(7), and (iii) has been substantially implemented and may be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(10). Finally, we believe the Proposal is impermissibly vague and indefinite and, thus, may also be omitted from the 2000 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

For the foregoing reasons and our reasons set forth in our July 19th Letter, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's 2000 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein or in our June 19th Letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 506-5500, or Cisco Villalta, Corporate Counsel, at (650) 506-5100, if we may be of any further assistance in this matter.

Sincerely,
Daniel Cooperman

Senior Vice President

General Counsel & Secretary

ORACLE CORPORATION

500 Oracle Parkway

M/S 5op7

Redwood Shores

California 94065

phone 650.506.5500

ENCLOSURE

July 7, 2000

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

ATTENTION: OFFICE OF CHIEF COUNSEL

Re: Shareholder Proposal submitted to Oracle for inclusion in the 2000 Proxy material

Dear Sirs and Ladies:

This letter is being sent in response to the request for an SEC "No Action" letter submitted by Oracle to omit the Vanguard Public Foundation's shareholder proposal from the proxy material. Copies of the proposal and letter from Oracle are attached.

As the registered investment advisor for the Vanguard Public Foundation, I am acting on their behalf. I intend to officially respond to the action taken by Oracle in the next few days.

I hope that the Commission will wait for my response before making its final decision on the matter. Thank you for your consideration.

Sincerely,
John C. Harrington

President & CEO

ENCLOSURE

July 25, 2000

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Stockholder Proposal of the Vanguard Public Foundation

Ladies and Gentlemen:

This letter is in response to the June 19, 2000 letter from Oracle Corporation, which filed a request to exclude from its proxy material statement and form of proxy for the Oracle Corporation's 2000 Annual Meeting of Shareholders, a stockholder proposal and supporting statement filed by Harrington Investments on behalf a client, the Vanguard Public Foundation. The shareholder resolution requests Oracle Corporation to adopt The U.S. Business Principles for Human Rights of Workers in China.

***4** Oracle seeks to exclude the shareholder resolution from their proxy material based on: 1. Rule 14a-8(i)(5); 2. Rule 14a-8(i)(7); and 3. Rule 14a-8(i)(10). We are requesting that the Commission not allow Oracle to exclude the resolution from its proxy materials for the following reasons.

1. Rule 14a-8(i)(5): Oracle argues that the proposal is not significantly related to the company's business and that its "operations in China are limited to sales, education, consulting, technical support and administration and constitute less than 2% of its operations in terms of assets, net earnings and revenues." This is clearly the contrary, those operations significantly relate to the company's total business and although the company's operations in China amount to 2% of total operations, they are not insignificant. China represents the world's largest population, and as a candidate for membership in the World Trade Organization (WTO), it stands to be an enormous market potential for U.S. corporations, including Oracle. Oracle has already begun to operate in China and business operations are continuously growing. This growth represents the greater Asian national economies and a globally recognized expanding economy that has recently become a major trading and investment partner of the United States. In addition, China has recently received approval by the United States House of Representatives regarding U.S. extension of Permanent Normal Trade Relations (PNTR). These highly publicized aspects make any business involvement in China a highly significant matter, not only to Oracle but other U.S. companies as well.

By providing software sales, education, consulting, and technical support and administration, Oracle is a strategic technology and business partner to the Chinese government and state corporations, which is clearly significantly related to the company's present and future business in China and on the entire Asian continent. The labor & human rights principles outlined in our proposal, defined by the International Labor Organization, Global Exchange, and the United Nations Covenants on Economic, Social and Cultural, and Civil and Political Rights are intended to cover all activities of companies operating in the People's Republic of China, regardless of the extent of their operations.

It is also important to note that the term "facilities" used throughout the proposal relates to any facility in which Oracle has operations, not just manufacturing, but sales, distribution, marketing, administration, etc., essentially anywhere Oracle Corporation employs workers. No industry in China escapes human and labor rights issues. For example, reported in Amnesty International's Report 2000, Lin Hai, a 30 year old computer software businessman was imprisoned for "subversive" use of the internet and was charged with "inciting the overthrow of the State" (attachment A). Moreover, this resolution is not only being introduced to Oracle, but to numerous technology companies with a variety of operations in China, not limited to manufacturing.

***5** 2. Rule 14a-8(i)(7): The company argues that the proposal deals with matters relating to ordinary business operations. However, the overall policy issue addressed by this proposal is far from ordinary business decisions but rather relates to extraordinary matters. The proposal applies to the treatment of Oracle employees in China, where numerous human and labor rights violations of Chinese workers have consistently been a hot issue in the media (attachment B), before the United Nations, numerous agencies and affiliated UN organizations, the WTO, and other trade-related organizations. Additionally, human and labor rights issues have been the subject of extensive coverage and review not only by the California State University system & State of California (attachment C), but also the U.S. State Department and the U.S. Congress (attachment D).

Although China has decent wage, hour, health and safety laws, most if not all are routinely ignored by transnational corporations doing business in China. Human Rights in China were the subject of extensive debate recently when the U.S. House of Representatives approved PNTR. U.S. business operations in China are considered a highly significant social matter, definitely not considered ordinary. This proposal relates to overall corporate policy in China and not ""ordinary business."

In the past, the Securities & Exchange Commission has ruled important issues that relate to business operations in South Africa & Burma as extraordinary matters, thereby allowing the shareholder proposals to remain on the proxy statement. However, there is much more U.S. corporate involvement in China than either South Africa or Burma and therefore, the economic impact of such involvement is far greater; making these extraordinary matters highly significant for U.S. businesses operating in China. As proponents of the proposal and shareholders of Oracle, we do not want the company to find itself ill-prepared and tangled in the middle of these matters or debates.

3. Rule 14a-8(i)(10): Oracle asks the Commission to omit our proposal pursuant this rule because they believe the company has already "substantially implemented" the elements of the proposal. Oracle Corporation has in no way ""substantially implemented" this proposal. My letter (attachment E) sent to the company, dated May 9, 2000, describes how The Oracle Code of Ethics and Business Conduct (attachment F) not only differ from that of The U.S. Business Principles for Human Rights of Workers in China, but lack many of the key principles pointed out in the proposal. It is clear that Oracle's code, particular policies and practice procedures do not compare favorable with the guidelines of our shareholder proposal.

The Oracle Code of Ethics and Business Conduct does not prohibit bonded labor or forced labor, corporal punishment, physical, sexual or verbal abuse, or harassment of workers; discrimination based on labor, political or religious activity, or involvement in demonstrations, past records of arrest or internal exile for peaceful protest, for non-violent social or political change, or equal opportunity with regard to pregnancy. Furthermore, there is no mention of the prohibition of police or military presence to prevent workers from exercising their rights and no mention in the "Code" of environmental responsibility or providing the freedom of association and assembly, including the rights to form unions and to bargain collectively, or freedom of expression and freedom from arbitrary arrest or detention. Unfortunately, most of the ""Code" is broad, non-specific, and general. While we applaud the company's efforts in the past, clearly there is a lack of a comprehensive company policy that relates to the social & ethical issues that face workers in the People's Republic of China. Thus, it is clear that the Oracle has not substantially implemented the points of the proposal.

*6 In addition, the Securities and Exchange Commission has upheld shareholder resolutions in the past that deal with "codes of conduct" such as, the CERES Principles, Vendor Standards, the Sullivan Principles, and the McBride Principles. These resolutions have asked companies to endorse their code of conduct regardless of whether or not the company already had a existing code of conduct. Similarly, The U.S. Business Principles for Human Rights of Workers in China is a human and labor rights code of conduct for workers in China.

Even though the company (attachment G, page 10) reports that there have been ""no reported incidents of physical, sexual, or verbal harassment..." ""...police have not entered any of the Company's facilities in China to prevent or otherwise disrupt any actions by employees exercising their rights," "there have been no claims of discrimination...," and that according to the company, none of their facilities in China employ child labor, we can see no reason why the company should not clearly, in writing, adopt a policy preventing such acts.

Harrington Investments, Inc., and the Vanguard Foundation respectfully urge the Commission to allow shareholders of Oracle Corporation the right to vote on this important policy issue at its 2000 Annual Shareholders' Meeting.

Sincerely,
John C. Harrington

President

US BUSINESS PRINCIPLES FOR HUMAN RIGHTS OF WORKERS IN CHINA

WHEREAS: our company's business practices in China respect human and labor rights of workers. The eleven principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not

negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall prohibit any police or military presence designed to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

*7 (7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity or region of origin.

(8) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(9) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(10) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(11) We will issue annual statements to the Human Rights for Workers in China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

RESOLVED: Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

SUPPORTING STATEMENT: As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

ENCLOSURE

June 19, 2000

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Securities Exchange Act of 1934, Rule 14a-8;

Stockholder Proposal of The Vanguard Public Foundation

Ladies and Gentlemen:

This letter is to inform you that Oracle Corporation (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2000 Annual Meeting of Stockholders (collectively, the "2000 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from The Vanguard Public Foundation (the "Proponent"). The Proposal seeks to have the Company adopt The U.S. Business Principles for Human Rights of Workers in China (the "Principles") relating to the Company's business operations in China. The Proponent's letter, dated May 9, 2000, setting forth the Proposal, is attached hereto as Attachment A (the "Proponent's Letter").

The Principles appear to have been developed for entirely different industries and types of operations than the Company's. Most of the issues addressed by the Principles, including those related to wages, corporal punishment and child labor, arose in the context of well-publicized conditions and practices found in certain segments of the apparel and other low-wage industries operating in various Asian countries. By contrast, the nature of the Company's operations in China is technology-intensive and necessarily requires highly skilled, well- educated professional employees. We believe that it would not be appropriate to adopt the Principles because the Company's China operations simply do not pose the types of situations addressed by the Principles. Moreover, the Company currently adheres to policies that sufficiently address the concerns of the Principles. This letter discusses these matters in greater detail.

***8** We hereby respectfully request that the Staff of the Division of Corporation Finance concur in our opinion that the Proposal may be properly excluded from the 2000 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2000 Proxy Materials. The Company intends to file its definitive 2000 Proxy Materials with the Commission on September 11, 2000. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not less than 80 days before the Company intends to file its 2000 Proxy Materials with the Commission.

As discussed more fully below, we believe that the Proposal may properly be excluded from the 2000 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(5), because the Proposal relates to operations which account for less than 5% of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business;
2. Rule 14a-8(i)(7), because significant elements of the Proposal relate to the Company's ordinary business operations; and
3. Rule 14a-8(i)(10), because the Proposal has been substantially implemented.

I. RULE 14a-8(i)(5) - THE PROPOSAL IS NOT SIGNIFICANTLY RELATED TO THE COMPANY'S BUSINESS.

The Proposal may be properly excluded pursuant to Rule 14a-8(i)(5), which permits the exclusion of a proposal that relates to operations which account for less than 5% of a company's total assets at the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

The Company's operations in China are not significant economically within the meaning of Rule 14a-8(i)(5). The Company's operations in China are limited to sales, education, consulting, technical support and administration. Less than 300 of the Company's more than 42,000 employees are in China. The Company's operations in China constitute less than 2% of its operations in terms of assets, net earnings and revenues; thus, the insignificant nature of the Company's operations in China brings the Proposal squarely within the intent of Rule 14a-8(i)(5).

We are aware that the Staff has required certain stockholder proposals dealing with social issues to be included in proxy materials even where the foregoing economic thresholds are not met. However, in each case, there has been some significant relationship between the proposal and the company's business activities. See Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554 (D.D.C. 1985) (a proposal may be significantly related to a company's business even if the operations related to the proposal do not exceed the economic tests). In particular, a proposal affecting operations with a significant level of sales (but below the bright-line economic thresholds) may be "otherwise significantly related" to the company's business if the proposal has ethical or social significance. Id. at 561. However, a proposal that is "ethically significant in the abstract but [has] no meaningful relationship to the business" may be excluded. Id. at 561 n. 16. The Staff recently issued several no-action letters under Rule 14a-8(i)(5) (and under predecessor Rule 14a-8(c)(5)) allowing the exclusion of the proposal where, despite its ethical or social significance, there was no meaningful relationship to the company's business. See, e.g., Eli Lilly and Company (available February 2, 2000); J.P. Morgan & Co., Inc. (available February 5, 1999); BellSouth Corp. (available February 19, 1998); La Jolla Pharmaceutical Company (available February 18, 1997); Atlantic Richfield Company (available January28, 1997).

***9** The overriding ethical or social significance of the Proposal appears to be the workplace environment and rights of production or manufacturing employees in China. See, e.g., Principles 1, 4 and 9 and the supporting statement. Principle 10 also suggests the foregoing in that it prohibits the use of child labor, a practice that has been found in the apparel and other low-wage industries in various Asian countries. [FN1]

FN1. See also letters from Proponent's advisor ("Advisor"), dated February 9, 2000 and May 9, 2000, attached hereto as Attachment B stating "[we] feel it is important for U.S. companies to ensure human rights of workers producing products purchased by U.S. companies... Workers' human and labor rights have repeatedly been violated in such countries, and often this has occurred in U.S. corporate factories or factories of American companies." Proponent's Letter states that he is concerned with dangerous working conditions existing in factories in China.

End of Footnote(s).

The Company's primary business is the development and licensing of software and the Company does not engage in any type of production or manufacturing contemplated by the Proposal (in China or elsewhere) and the Company certainly does not use child labor. [FN2] The Company operates in China through its wholly-owned Chinese subsidiary which licenses software products developed in the United States from the Company. The sole functions of the Chinese subsidiary are to distribute such software products in China and provide customer support for the same. Almost without exception, the Company's employees in China are professionally skilled personnel in important parts of the Company's business, like sales, education, consulting, technical support and administration. In addition, except for purchases made by Company representatives in China, the Company does not purchase any goods directly from suppliers in China. Virtually all of the goods purchased by Company representatives in China are standard office supplies, and such products clearly are not significantly related to the Company's business of providing software.

FN2. Advisor incorrectly states in his letter that the Company has labs and factories in China. Further, Advisor appears to have mistakenly grouped the Company with other companies that manufacture products in China, including Levis Strauss, Reebock, Nike and Mattel.

End of Footnote(s).

Accordingly, because the Proposal does not have the requisite "meaningful relationship" to the Company's business, we believe that we may properly exclude it in its entirety from the 2000 Proxy Materials.

II. RULE 14a-8(i)(7) - THE PROPOSAL DEALS WITH MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Proposal may also properly be excluded pursuant to Rule 14a-8(i)(7), which permits the exclusion of a proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998)(the "1998 Release"). The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees...." Importantly, although it reversed the Staff's position in Cracker Barrel Old Country Stores, Inc. (available October 13, 1992) with respect to the automatic exclusion of employment-related stockholder proposals raising social policy issues, the 1998 Release specifically stated that ""reversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations." Pursuant to the 1998 amendments to Rule 14a-8, the Staff will determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

***10** Here, the Proposal seeks the endorsement of principles relating to a variety of different topics, a number of which relate to the Company's ordinary business operations. For example, Principle 2 instructs the Company and its suppliers to "adhere to wages that meet workers' basic needs, fair and decent working hours...." It is difficult to conceive of a more ordinary business decision than the determination of employees' wages and hours. On numerous occasions, the Staff has concurred in the opinion that an employer's policies with respect to wage adjustments and to so-called "living wage" determinations relate to the employer's "ordinary business," and, thus, that stockholder proposals involving such policies may properly be excluded pursuant to Rule 14a-8(i)(7). See, e.g., Wal-Mart Stores, Inc. (available March 15, 1999); Kmart Corp. (available March 12, 1999); The Warnaco Group (available March 12, 1999).

Similarly, Principle 6 calls upon the Company to promote the "freedom of association and assembly, including the rights [of employees] to form unions and bargain collectively...." While the Company certainly supports the exercise by employees of all of their rights, this item is inextricably intertwined with policies relating to the ordinary business relationship between management and labor. The recognition of collective bargaining units and the negotiation of wages, hours and working conditions between companies and unions are fundamental business issues that confront all employers. The Staff, too, has acknowledged that determinations involving unions and collective bargaining relate to companies' "ordinary business." See, e.g., UAL, Inc. (available March 3, 1986); see also Modine Manufacturing Co. (available May 6, 1998)(proposal to form committee to develop corporate code of conduct addressing right of employees to organize and maintain unions held excludable as relating to "ordinary business").

Although certain of the topics addressed in the Principles may touch upon significant policy issues, these are interspersed with other "principles" that clearly relate to ordinary business matters that do not raise significant policy issues. In fact, taken in its entirety as a single proposal (as, indeed, it must if the Proponent is not to violate the single-proposal limitation of Rule 14a-8(c)), the very breadth and scope of its individual "principles" demonstrate that the Proposal necessarily relates to the Company's "ordinary business" operations. Through its various requirements, the Proposal addresses not just prohibitions against slave and child labor, but also the rates and the payment of employee wages; it covers not just hiring and promotion practices, but also occupational health and safety considerations; it seeks to dictate not only the terms of unionization and collective bargaining, but also methods of production and environmental safety measures; it relates not just to the Company's operations, but also to those of its suppliers. In short, the only unifying concept underlying the many "principles" raised in the Proposal is that they all relate to the conduct of business in China. Thus, because it blankets virtually every aspect of doing business in China, the Proposal cannot avoid impermissibly treading on the Company's "ordinary business" operations.

***11** The Staff has on a number of occasions concurred that proponents may not circumvent the prohibition on ordinary business matters by bundling them with significant policy issues. See, e.g., Wal-Mart Stores, Inc. (available March 15, 1999)(exclusion of proposal requiring company to report on actions it took to ensure that its suppliers do not, among other things, use slave or child labor permitted where a single element to be included in the report related to ordinary business matters); Kmart Corp. (available March 12, 1999) and The Warnaco Group (available March 12, 1999)(both reaching the same result as Wal-Mart Stores with respect to a similar proposal); Chrysler Corp. (available February 18, 1998)(proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters"). These letters also indicate that the Staff does not permit proponents to revise proposals that are excludable under Rule 14a-8(i)(7). Accordingly, because the Proposal relates to ordinary business matters, we believe that we may properly exclude it in its entirety from the 2000 Proxy Materials.

III. RULE 14a-8(i)(10) -THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

The Proposal may also properly be excluded pursuant to Rule 14a-8(i)(10), which permits the exclusion of a proposal when a company has already ""substantially implemented" the elements of the Proposal. [FN3] The 1998 Release notes that this rule merely reflects the interpretation adopted in Exchange Act Release No. 20091 (August 16, 1983) under former Rule 14a- 8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (available March 28, 1991).

FN3. We note in this regard, however, that to the extent some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented" the remaining portion of a proposal in order to properly exclude the balance as well. See Exxon Corp. (available February 28, 1992)(proposal relating to MacBride principles excludable partly under Rule 14a-8(c)(7) and partly under 14a-8(c)(10)).

End of Footnote(s).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc. (available February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot); see also The Gap, Inc. (available March 8, 1996). As discussed below, the Company's current policies compare favorably with and, in many cases, go beyond the standards set forth in the Principles, demonstrating that the Company has substantially implemented the Proposal, rendering the Proposal moot.

***12** The Company has adopted The Oracle Code of Ethics and Business Conduct (the "Code"), the Employee Handbook for China employees (the "Handbook") and other policies, collectively which constitute a comprehensive set of policies relating to and substantially implementing each of the Principles raised in the Proposal. Collectively, these policies constitute the Company's official position on issues concerning employees and the workplace environment.

The Code, the Handbook and such other Company policies set forth the following minimum expectations relating to employees and the workplace environment in China that substantially address the substance of the Proposal and each of the Principles:

- Nondiscrimination and diversity: The Company believes in treating each employee and applicant for employment fairly, equitably and with dignity. The Company does not discriminate based on personal preference or physical characteristics and its policy is to provide equal employment opportunity without regard to race, religion, national origin, sex, age, physical disability, marital status or sexual orientation. The Company believes in cultivating an environment that is inclusive of all employees by using effective communication skills and demonstrating mutual respect.

• Harassment-free workplace: The Company's policy is to provide a work environment free from sexual harassment.

• Open communication: The Company makes it clear that adherence to its policies carries the highest priority worldwide. The Company supports an " "open door" policy that encourages employees to embrace open, honest and regular communication and to raise work-related concerns with all levels of management or a Human Resources representative. Management and Human Resources are required to make themselves available to employees who have questions, problems or concerns and to promptly address such employees. Furthermore, the Company's policy is that reports made by employees will be handled as confidentially as possible. No employee will suffer retaliation by the Company because of a report made in good faith. The managing director or branch managers and employees from different groups meet regularly on a monthly basis to address the employees' work-related suggestions and concerns. Also, employees participate in a work "social club" to provide outdoor group activities and enhance team spirit and communication.

• Compensation, benefits and hours: The Company participates in a number of salary surveys conducted by organizations specializing in remuneration consulting. Similar jobs are matched and compared in terms of salary and benefits, and salary and benefit trends are analyzed. This market information forms the basis upon which the Company sets its salary ranges. All employees are eligible for salary increases once a year. Salary increases are influenced primarily by an employee's work performance and comparable market salaries. The compensation paid and hours worked by the Company's employees in China are fair and commensurate with the high-skilled nature of the work they perform. In fact, the average salary of the Company's employees inChina is 1600% greater than the average salary in China. Benefits provided to such employees include medical, permanent total disablement and accidental death and dismemberment insurance. In compliance with local legal requirements, the Company follows the standard of eight working hours per day and 40 working hours per week.

*13 • Environmental health: Although the nature of the Company's primary product (software) is such that it does not produce harmful waste or by- products, the Company makes great efforts to protect the environment by promoting environmental good practice in minimizing resource utilization, focusing on substantial resources, minimizing and recycling waste and other activities.

• Compliance with laws: The Company's policy is to comply with all laws applicable to its business, wherever conducted. The Company makes it the responsibility of each employee to meet this obligation. Managers must ensure that employees read the Code and understand the importance of complying with it and applicable laws. The Company encourages employees to contact its Legal Department to ensure that the Company and its employees are in compliance with the Code and observing prevailing laws.

• Suppliers: The Company contractually obligates its suppliers to comply with applicable laws. For example, the Company's standard terms and conditions for its purchase orders include a "compliance with laws" provision that provides that the supplier agrees to comply fully with all laws, including, but not limited to, the laws and regulations concerning nondiscrimination in employment and equal opportunity.

Finally, the Company's core values set forth in the Code and elsewhere include its commitments to:

• Integrity: Company employees demonstrate honesty and sound ethical behavior in all business transactions and personal integrity in all dealings with others.

• Mutual Respect: Company employees consistently treat individuals with respect and dignity.

• Teamwork: Company employees work together as a team for the collective interests of the Company.

• Communication: Company employees share information widely and effectively with each other.

• Innovation: Company employees seek innovative and creative approaches to problem solving.

• Quality: Company employees make excellence and quality a part of day-to- day work processes and seek continuous improvement in all they do.

• Fairness: Company employees are committed to dealing fairly with one another.

• Compliance: Company employees comply with all laws and regulations that govern the Company's business.

• Business Conduct: Company employees observe the standards that have been established by the Company and act ethically in their approach to business decisions.

• Community: The Company is aware of its ability and responsibility to make a difference in the global community.

In addition to having adopted these policies which compare favorably with or go beyond the actions called for under the Principles, the Company continues to actively enforce and promote the implementation by employees of such policies firm-wide. The following facts further demonstrate that the Company has substantially implemented the Proposal as it applies to the Company's operations in China:

***14** • There have been no reported incidents of physical, sexual or verbal abuse or harassment since the start of the Company's operations in China in 1991.

• At no time since the Company opened its operations in China have the police or military entered any of the Company's facilities in China to prevent or otherwise disrupt any actions by employees exercising their rights.

• There have been no claims of discrimination of any sort with respect to hiring, remuneration or promotion.

• None of the Company's facilities in China (or elsewhere, for that matter) employ child labor in violation of local minimum age laws and requirements.

Accordingly, the foregoing amply demonstrates, first, that the Company has already adopted policies and principles covering the same subject matter as the Proposal and, second, that the Company's track record in China supports its claims that the Company has implemented and continues to enforce those policies and principles. To the extent that the Proposal applies to the Company's operations in China, the Company has clearly "substantially," if not fully, implemented it. Thus, we believe that we may properly exclude the Proposal from the 2000 Proxy Materials.

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Company's 2000 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 506-5500, or Cisco Villalta, Corporate Counsel, at (650) 506-5100, if we may be of any further assistance in this matter.

Sincerely,
Daniel Cooperman

Senior Vice President, General Counsel & Secretary

ENCLOSURE

Attachment A

February 9, 2000

LAWRENCE J. ELLISON, CHAIRMAN OF THE BOARD AND CEO

ORACLE

500 ORACLE PARKWAY STREET

BOX 659506

REDWOOD CITY, CA 94065

Dear Mr. Ellison:
Harrington Investments, Inc. is a registered investment advisor managing over $145 million in assets for individuals and institutions concerned with a social as well as financial return. I am writing on behalf of my clients who hold an equity position in Oracle.

My clients strongly believe that U.S. companies doing business throughout the world should adopt a labor code of conduct that is easily implemented and rigorously enforced. We feel it is important for U.S. companies to ensure the human rights of workers producing products purchased by U.S. consumers.

According to information obtained from your website, Oracle has offices, labs, factories, contractors and subcontractors in China. Yet, there was little or no information in English about whether or not there is an existing Code of Conduct. Therefore, I am writing you today to inquire about the Company's Code of Conduct for workers in China.

***15** Recently Harrington Investments, Inc. endorsed the "China Principles," which are labor principles launched by Global Exchange, the International Labor Rights Fund, and Human Rights in China. These principles are designed to ensure that our business practices in China respect human rights and provide adequate labor standards. We believe these principles to be quite thorough, casy to understand and implement. Other companies, such as Levis Strauss, Reebok, Nike and Mattel have already endorsed these principles. Furthermore, Intel has agreed to participate in "Working Group" sessions organized to share resources and to learn more about the China Principles. We would like to see our Company do the same. I have attached a copy of the Principles for your review and urge your endorsement.

As investors in Oracle, I hope to see our company continue to flourish and to represent the highest standards of corporate responsibility. I look forward to your prompt response and hope that we will have the opportunity to discuss this issue further. If you would like to discuss the "China Principles" in further detail please feel free to call me or Medea Benjamin at the non-profit organization, Global Exchange (415) 255-7296.

Sincerely,
John C. Harrington

President

ENCLOSURE

Attachment A

May 9, 2000

LAWRENCE J. ELLISON, CHAIRMAN OF THE BOARD AND CEO

ORACLE

500 ORACLE PARKWAY STREET

BOX 659506

REDWOOD CITY, CA 94065

Dear Mr. Ellison:
Harrington Investments, Inc. is a registered investment advisor managing over $170 million in assets for individuals and institutions concerned with a social as well as a financial return. I am writing to you on behalf of my clients who hold over 21,000 shares of Oracle. My clients strongly believe that U.S. companies doing business throughout the world should adopt a labor code of conduct that is easily implemented and rigorously enforced. We feel it is important for U.S. companies to ensure the human rights of workers producing products purchased by U.S. consumers.

You may recall my letter dated February 9, 2000 inquiring about our company's Code of Conduct for workers in China. Thank you for the recently received copy of The Oracle Code of Ethics and Business Conduct sent to me by Derck Williams, Senior Vice President, Asia Pacific Division. Although this code provides a general overview for business practices, I feel that important human rights and labor issues were not covered by the company's codes. This is especially important for companies, such as Oracle, who have operations and/or subcontractors in other parts of the world where democratic rights and freedom are not guaranteed. Workers' human and labor rights have repeatedly been violated in such countries, and often this has occurred in U.S. corporate factories or factories of American companies. I would like to see our company's codes include and implement important principles to ensure that all workers, in all parts of the world, are provided safety and guaranteed the right to human decency.

***16** The US Business Principles for Human Rights of Workers in China are a good set of labor and human rights principles that address such issues. They are defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil and Political Rights. They have been signed by the Chinese government and are included in China's national laws. On the other hand, The Oracle Code of Ethics and Business Conduct makes no mention of the prohibition of the following which are all included in the US Business Principles for Human Rights of Workers in China:

- bonded labor, forced labor, prison camps, or reform through labor or re-education through labor programs
- fair wages that meet basic needs or decent working hours established by China's national labor laws
- corporal punishment as well as any physical, sexual or verbal abuse or

harassment of workers

- police or military presence designed to prevent workers from exercising their rights
- discrimination of Equal Opportunity with regard to pregnancy, although Oracle's Code of Conduct mentions physical disabilities that are not mentioned in the China Principles
- discrimination based on labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change
- child labor, at a minimum complying with guidelines on minimum age for employment within China's national labor laws

Also, there is no mention of:

- environmental responsibility
- freedom of association and assembly, including the rights to form unions and to bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention

My clients and other concerned shareholders would like to see our company make all possible lawful efforts to adopt, implement and enforce the US Business Principles for Human Rights of Workers in China. We would like Oracle to be considered a leader in its industry for protecting the human and labor rights of its workers in China.

Please contact me if you wish to discuss this matter or my clients' attached shareholder proposal for inclusion in the Company's 2000 proxy material. I thank you in advance for your prompt attention to this matter.

Sincerely,
John C. Harrington

President

ENCLOSURE

Attachment B

May 9, 2000

LAWRENCE J. ELLISON, CHAIRMAN OF THE BOARD AND CEO

ORACLE

500 ORACLE PARKWAY STREET

BOX 659506

REDWOOD CITY, CA 94065

Dear Mr. Ellison:
The Vanguard Public Foundation is filing the attached shareholder resolution as the beneficial owner of 1000 shares. I, the Executive Director of the Vanguard

Public Foundation, am concerned about human rights issues, including low wages and dangerous working conditions existing in factories in China.

I am transmitting to you herewith a shareholder proposal for inclusion in the proxy statement for the next annual meeting of shareholders, pursuant to rule 14-a-8 of the Securities and Exchange Commission (SEC). A statement of proof of ownership is enclosed.

***17** If you desire to discuss the substance of the proposal, prior to your deadline for printing the proxy statements, or if you require clarification of my actions please contact John Harrington, my advisor on these matters at (707) 252-6166.

Sincerely,
Hari Dillion

Executive Director

SEC LETTER

1934 Act / s -- / Rule 14A-8

August 15, 2000

Publicly Available August 15, 2000

Re: Oracle Corporation

Incoming letter dated June 19, 2000

The proposal requests that the board of directors make all possible lawful efforts to implement and/or increase activity on principles "defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws."

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is ""otherwise significantly related" to Oracle's business. Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur with your view that Oracle may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Oracle may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Theresa Regan

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

***18** Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2000 WL 1182877 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Microsoft Corporation
Publicly Available September 14, 2000

LETTER TO SEC

August 2, 2000

RICHARD H. WALKER

SPECIAL COUNSEL

STOP 4-2

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Shareholder Proposal Submitted to Microsoft Corporation by John C. Harrington

Dear Mr. Walker,

The Microsoft Corporation ("Microsoft" or the "Company") has received a shareholder proposal requesting that the Company endorse a list of principles entitled "U.S. Business Principles for Human Rights of Workers in China" (the ""China Principles") relating to the Company's and its suppliers' business operations in China. Mr. John Harrington submitted the Proposal (the ""Proponent"). A copy of the Proposal is attached as Exhibit A.

By copy of this letter, the Company notifies the Proponent that it intends to exclude the Proposal from the Company's proxy statement and form of proxy for the 2000 annual meeting of shareholders. This letter constitutes the Company's statement of reasons it deems the exclusion to be proper.

On behalf of the Company and in accordance with the Securities and Exchange Act Rule 14a-8, we request that the Division not recommend any enforcement action if the Proposal is excluded for the reasons set forth below. The Company provided us with the factual content of this letter. The annual meeting is scheduled for November 9, 2000. In accordance with paragraph (j) of Rule 14a-8, we have enclosed six copies of this letter and the Proposal.

The Proposal

The Proposal states: "The eleven principles below were designed to commit a company to a widely accepted and thorough set of human and labor standards for

China.... As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles."

Grounds for Exclusion

The Company believes the Proposal may properly be excluded from its 2000 proxy materials based on any of the following rules:

I. Pursuant to Rule 14a-8(i)(7) because significant portions of the Proposal are related to the Company's ordinary business operations;

II. Pursuant to Rule 14a-8(i)(3) because the Proposal is vague and misleading; and

III. Pursuant to Rule 14a-b(i)(6) because the Company lacks the power or authority to implement the proposal due to its misleading nature.

I. The Proposal may be excluded under Rule 14a-8(i)(7)

The Proposal may be excluded because it relates to the Company's ordinary business operations pursuant to Rule 14a-8(i)(7). According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors,since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees..." Pursuant to the amended rules, the Staff determines excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

*2 Taken in its entirety as a single proposal (as it must if the Proponent is not to violate the single-proposal limitation of Rule 14a-8(c)), the very breadth and scope of its individual "principles" demonstrate that the eleven parts cannot be seen as unified into one single proposal. Through its various requirements, the Proposal addresses: 1) prohibitions against slave and prison labor and methods of supplier production; 2) the rates and payment of employee wages and working hours, 3) prohibitions against physical punishment, 4) safety measures, 5) workers' rights, 6) the terms of unionization and collective bargaining, 7) prohibitions against hiring discrimination, 8) hiring and promotions practices, 9) methods of production and environmental safety measures, 10) prohibitions against child labor and 11) requirements for annual progress reports. The only unifying concept underlying the many "principles" raised in the Proposal is that they all relate to the conduct of business in China. Thus, because it blankets virtually every aspect of the Company's business operations, management practices, and production standards, with China as the only link, the Proposal infringes on the Company's "ordinary business" operations.

The Proposal seeks the endorsement by Microsoft of eleven principles, a number of which relate to the Company's ordinary business operations. For example, the second principle calls upon the Company and its suppliers to "adhere to wages that meet workers' basic needs, and to fair and decent working hours...." The Staff has on numerous occasions stated that an employer's policies with respect to wage adjustments and to so-called "living wage" determinations relate to the employer's "ordinary business," and thus that shareholder proposals involving such policies may properly be excluded pursuant to Rule 14a-8(i)(7). See, e.g., Wal-Mart Stores, Inc. (Mar. 15, 1999); Kmart Corp. (Mar. 12, 1999); The Warnaco Group (Mar. 12, 1999; United Technologies Co. (Feb. 19, 1993). See also Intel Corp. (Mar. 3, 2000). The Staff has also consistently excluded proposals dealing with management of the workplace, employee supervision, labor- management relations, employee hiring and firing, conditions of employment and employee training and motivation because these issues correctly fall under ""ordinary business operations". See Unisys Corp. (Feb. 19, 1993). Considering the fact that at least seven of the eleven enumerated "China Principles" are issues dealing directly with "ordinary business operations", the Proposal is excludable under Rule 14a-8(i)(7).

More specifically, the sixth principle calls upon the Company to promote the ""freedom of association and assembly, including the rights [of employees] to form unions and to bargain collectively...." This item is inextricably intertwined with policies relating to the ordinary business relationship between management and labor. The recognition of collective bargaining units and the negotiation of wages, hours and working conditions between companies and unions are fundamental business issues that confront all employers. See, e.g., Intel Corp. (Mar. 8, 2000) The Staff has recognized that determinations involving unions and collective bargaining relate to companies' "ordinary business." In Modine Manufacturing Co. (May 6, 1998), involving a proposal to form a committee to develop corporate codes of conduct addressing rights of employees to organize and maintain unions, the Staff agreed that "employment matters for the general workforce, including employee relations, are matters relating to the conduct of ordinary business operations."

***3** The relationship between management and its employees is an integral part of the daily conduct of ordinary business operations. The recognition of a collective bargaining unit, and the negotiation of wages, hours, and working conditions, are fundamental business issues any employer faces. If shareholders adopted this particular proposal, they would be directly interfering with the Company's conduct and administration of the business by dictating a particular avenue of pursuit. Compelling workers by a shareholder vote to form labor unions not only limits the decision-making ability and autonomy of the Company, but it also removes any choice from the workers themselves, who may not wish to form a collective bargaining unit for their working relationship. See, e.g., Lockheed Martin Corp. (Feb. 1, 1999); UAL, Inc. (Mar.3, 1986). Voting on foreign employees' rights to bargain collectively or unionize is not within the shareholders' power. Labor relations relate directly to ordinary business operations, and should not be subject to a shareholder vote.

The inclusion of human rights issues along with ordinary business matters does not exempt the Proposal from Rule 14a-8(i)(7). The Staff has repeatedly acknowledged that proponents may not circumvent the prohibition on ordinary business matters by bundling them with significant policy issues. See, e.g., Wal-Mart Stores, Inc. (Mar. 15, 1999) (exclusion of proposal requiring company to report on actions it has taken to ensure that its suppliers do not, among other things, use slave or child labor permitted where a single element to be included in the report related to ordinary business matters); Kmart Corp. (Mar. 12, 1999) and The Warnaco Group (Mar. 12,1999) (both reaching the same result as Wal-Mart Stores with respect to a similar proposal); Chrysler Corp. (Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters"); Unisys Corp. (Feb. 19, 1993) (the Staff excluded a proposal that included issues dealing with both ordinary business operations and social policy issues); see also Intel Corp. (Mar. 8, 2000) (proposal bundling China Principles with environmental standards). These letters also reflect the fact that the Staff does not permit proponents to revise proposals that are excludable under Rule 14a-8(i)(7). Although the Proposal addresses social policy concerns dealing with foreign human rights issues, the bulk of the Proposal relates specifically to matters that are within the Company's power to decide and administer as part of its management of the business. As such, the Proposal in its entirety can be seen as referring to "ordinary business operations". Accordingly, because the Proposal relates to ordinary business matters, the Company may properly exclude the Proposal in its entirety from the 2000 Proxy Materials.

II. The Proposal may be excluded under 14a-8(i)(3)

*4 The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains impermissibly vague and misleading statements. A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is ""contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (Jul. 30, 1992). See also Bristol-Myers Squibb Co. (Feb.1, 1999). The Staff has determined that a proposal may be excluded if it involves "vague and indefinite determinations ... that neither the shareholders voting on the proposal, nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." IDACORP, Inc., (January 24, 2000), quoting, A.H. Belo Corp., (January 29, 1998); Intel Corp. (Mar. 3, 2000). See, e.g., Wendy's International, Inc., (February 6, 1990) (excluding proposal that requested company to "eliminate all anti-takeover measures" because wording was vague and unclear as to which measures and the method that should be used to eliminate them); NYNEX Corp., (January 12, 1990) (excluding proposal requesting the company to not "interfere in government policies of foreign nations" because it was vague and subject to different interpretations).

The Proposal is vague and misleading because shareholders will not understand what they are being asked to consider from the face of the Proposal. The China Principles are characterized in the Proposal as a set of human rights standards. The recitals to the Proposal state that implementing the Proposal merely "commits a company to a widely accepted and thorough set of human rights standards for China, including eleven topics briefly summarized in the recitals. However, one of the enumerated principles relates to implementing ""environmentally responsible methods of production that have minimum adverse impact on land, air and water quality," an issue that by most accounts falls outside the scope of "human rights standards." The China Principles include more than just human rights concerns, but shareholders will be unaware of the additional elements encompassing the distinct issue of environmental production standards, a matter that in its own right constitutes a separate policy issue and should be included in a different proposal. By including an issue unrelated to the stated resolution, the Proposal misleads shareholders and should be excluded under Rule 14a-8(i)(3).

The Proposal is also misleading because the shareholders would be unable to determine what actions or measures the China Principles would require if implemented. While the Proposal states that the issue is whether the Company should endorse the China Principles, the Proposal includes only general overviews of suggested modes of conduct without fleshing them out or adding additional explanation. The resulting principles are not dealt with in enough depth to fully inform shareholders of what resulting action the principles would entail. Due to their vague and overbroad language, the principles could be interpreted in a number of different ways depending on individual beliefs and standards. Different people could easily understand the China Principles in very different ways. For instance, phrases like "freedom of association" and ""freedom of expression" have been hotly debated in the United States; there is no clear understanding of what activities would and would not be covered.

III. The Proposal may be excluded under 14a-8(i)(6)

*5 The Proposal may also be excluded under 14a-8(i)(6) because it is so vague that the company "would lack the power or authority to implement" its principles. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (Jan. 14, 1992); Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail."); Intel Corp. (Mar. 3, 2000).

The very nature of the China Principles is vague; it is a broad statement of values but it includes no concrete language specifying a method of implementation. If the Proposal were approved, the Company would have no practical guidelines to carry it out. The principles are abbreviated ideas concerning human rights standards, but in recent years these standards have proven extremely complicated to execute in foreign countries. Given the host of unanswered questions raised by the China Principles themselves, shareholders would have widely divergent views of the standard of conduct that would be expected of the Company and its suppliers, and the Company would have no clear standard governing its conduct. For this reason, the Proposal and Supporting Statement are impermissibly vague and indefinite within the meaning of Rule 14a-9, and thus may be properly excluded from the Company's 2000 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Conclusion

Based on the reasons stated above, the Company believes that the Proposal may be excluded from the 2000 proxy materials. We therefore respectfully request that the Commission not recommend any enforcement action if the Proposal is excluded from the Company's 2000 Proxy Statement.

Should the Division have any questions or comments regarding this filing, please contact the undersigned at (206) 623-7580. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Thank you for your consideration of these matters.

Very truly yours,
Richard B. Dodd

PRESTONGATESELLIS LLP

701 Fifth Avenue, Suite 5000 Seattle, WA 98104-7078 Tel: (206) 623-7580

ENCLOSURE

May 18, 2000

WILLIAM H. GATES

MICROSOFT

CHAIRMAN OF THE BOARD & CEO

ONE MICROSOFT WAY, BUILDING 8

NORTH OFFICE 2211

REDMOND, WA 98052-6399

Dear Mr. Gates:
Harrington Investments, Inc. is a registered investment advisor managing over $165 million in assets for individuals and institutions concerned with a social as well as financial return. I am writing on behalf of my clients who collectively hold over 70,000 shares of Microsoft and are concerned about human rights issues, including low wages and dangerous working conditions existing in factories in China.

***6** My clients strongly believe that U.S. companies doing business throughout the world should adopt a labor code of conduct that is easily implemented and rigorously enforced. We feel it is important for U.S. companies to ensure the human rights of workers producing products purchased by U.S. consumers.

According to information obtained from your website, Microsoft has offices, labs, factories, contractors and subcontractors in China. Yet, there was little or no information in English about whether or not there is an existing Code of Conduct. Recently Harrington Investments, Inc. endorsed the US Business Principles for Human Rights of Workers in China, which are labor principles launched by Global Exchange, the International Labor Rights Fund, and Human Rights in China. These principles are designed to ensure that our business practices in China respect human rights and provide adequate labor standards. We believe these principles to be quite thorough, easy to understand and implement. Other companies, such as Levis Strauss, Reebok, Nike and Mattel have already endorsed these principles. Furthermore, Intel has agreed to participate in "Working Group" sessions organized to share resources and to learn more about the US Business Principles for Human Rights of Workers in China. We would like to see our Company do the same.

Therefore, as beneficial owner of 450 shares of Microsoft, I am filing the attached shareholder proposal for inclusion in the company's 2000 proxy materials, pursuant to rule 14-a-8 of the Securities and Exchange Commission. A statement of proof of ownership is enclosed. As an investor of Microsoft, I hope to see our company represent the highest standards of corporate responsibility.

If you desire to discuss the US Business Principles for Human Rights of Workers in China, or the proposal prior to your deadline for printing the proxy statements, please contact me. Medea Benjamin at the non-profit organization, Global Exchange (415) 255-7296 is also available for your questions or concerns.

Sincerely,
John C. Harrington

President

LETTER TO SEC

August 23, 2000

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Stockholder Proposal submitted to Microsoft Corporation

Ladies and Gentlemen:
This letter is in response to an August 2, 2000 letter from Microsoft Corporation, indicating the company had filed a request to exclude from its proxy material statement and form of proxy for the company's 2000 Annual Meeting of Shareholders, a stockholder proposal and supporting statement filed by myself, John Harrington, President & CEO of Harrington Investments, Inc. Acting on behalf my clients, I filed this shareholder resolution in order to allow shareholders the right to vote on whether or not Microsoft should adopt The U.S. Business Principles for Human Rights of Workers in China.

*7 Microsoft seeks to exclude the shareholder resolution from their proxy material based on:

1. Rule 14a-8(i)(7), which states that the proposal may be omitted if it deals with a matter relating to the company's ordinary business operations;

2. Rule 14a-8(i)(3), which states that the proposal may be omitted if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials; and

3. Rule 14a-8(i)(6), which states that the proposal may be omitted if the company lacks the power or authority to implement the proposal.

I respectfully request that the Commission not allow the company to exclude the resolution from its proxy materials.

1. Rule 14a-8(i)(7): The company argues that the proposal deals with matters relating to ordinary business operations. However, the overall policy issue addressed by this proposal is far from ordinary business but rather relates to extraordinary social policy matters. The proposal applies to the treatment of Microsoft employees in China, where numerous human and labor rights violations of Chinese workers have consistently been a hot issue in the media (attachment A), before the United Nations, affiliated UN organizations, other numerous agencies and the WTO and other trade-related organizations. Additionally, human and labor rights issues have been the subject of extensive coverage and review not only by the California State University system & State of California (attachment B), but also the U.S. State Department and the U.S. Congress (attachment C).

Representing the world's largest population and its pending accession to the World Trade Organization (WTO), China stands to become the largest economic market potential ever for U.S. corporations, including those in the high tech industry. Under new agreements set forth between China and the U.S. for normalized trade relations, China would join the Information Technology Agreement, pledging to bring tariffs on information technology down to zero by 2005. Foreigner investors in China would be able to own up to 50 percent of Chinese Internet ventures. In addition, China has recently received approval by the United States House of Representatives regarding U.S. extension of Permanent Normal Trade Relations (PNTR). These highly publicized aspects make any business involvement in China a highly significant matter, not only to Microsoft but all U.S. companies seeking business opportunities there as well.

With operations in China, Microsoft is a strategic technology and business partner to the Chinese government and state corporations, which is clearly significantly related to the company's present and future business in China and on the entire Asian continent. Although China has decent wage, hour, health and safety laws, most if not all are routinely ignored by transnational corporations doing business in China. Human Rights in China were the subject of extensive debate recently when the U.S. House of Representatives approved PNTR. U.S. business operations in China are considered a highly significant social matter, definitely not considered ordinary. This proposal relates to overall corporate policy in China and not "ordinary business."

***8** In the past, the Securities & Exchange Commission has ruled important issues that relate to business operations in South Africa, Northern Ireland & Burma as extraordinary social policy matters, thereby allowing the shareholder proposals to remain on the proxy statement. However, there is much more U.S. corporate involvement in China than in South Africa, Northern Ireland or Burma and therefore, the economic impact of such involvement is far greater; making these extraordinary matters highly significant for U.S. businesses operating in China. As proponents of the proposal and shareholders of Microsoft, we do not want the company to find itself ill-prepared and tangled in the middle of these matters or debates.

2. Rule 14a-8(i)(3): The company argues that the proposal contains impermissibly vague and misleading statements because if the proposal were adopted neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measurers the proposal requires. Microsoft underestimates the intelligence of shareholders by assuming they will not clearly understand the concept of the proposal. This is clearly not the case. The proposal is very clear and is to be considered a general set of principles in which endorsing companies commit to a set of standards. In the past the Commission has allowed many proposals calling for a commitment to a set of standards to be

included in company proxies, including the CERES Principles, The Sullivan Principles, and the McBride Principles. Further, 50 companies have endorsed the United Nation's Global Compact Code, making a commitment to the standards outlined in that code. Upon endorsing the Global Compact Code each company determines how it will implement the standards. Therefore, I have confidence that the management of Microsoft is capable of determining the necessary steps to implement such principles at the ground level of operations.

3. Rule 14a-8(i)(6): Microsoft believes that the proposal is so vague that the company lacks the power or authority to implement the principles. However, the principles are not vague but rather very precise. Implementation of these principles would be no more difficult than those of a company's own worker's Code of Conduct or ethical guidelines. Certainly companies implement principles of their own that outline a code of conduct for workers. The task of implementing the The U.S. Business Principles for Human Rights of Workers in China is no different from that of a company's own code.

In addition to the above arguments, I would like to refer to decision made by the Commission on August 15, 2000 based on the same shareholder proposal (The U.S. Business Principles for Human Rights of Workers in China) filed with Oracle. The SEC's ruled that the proposal did not violate Rule 14a-8(i)(7), Rule 14a-8(i)(3), and Rule 14a-8(i)(6) (see the attached ruling from the SEC). Consequently, the proposal could not be omitted from the company's proxy materials. Therefore, I urge the SEC to rule accordingly for the proposal I filed with Microsoft.

*9 I thank the members of the Commission for your time and respectfully urge you to allow shareholders of Microsoft the right to vote on this important policy issue at its 2000 Annual Shareholders' Meeting.

Sincerely,
John C. Harrington

President

SEC LETTER

1934 Act / s -- / Rule 14A-8

September 14, 2000

Publicly Available September 14, 2000

Re: Microsoft Corporation

Incoming letter dated August 2, 2000

The proposal requests the board of directors to implement and/or increase activity on eleven principles set forth in the proposal relating to human and labor rights referred to collectively as the Principles.

We are unable to concur with your view that Microsoft may exclude the proposal under rule 14a-8(i)(3). According, we do not believe that Microsoft may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur with your view that Microsoft may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Microsoft may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur with your view that Microsoft may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Microsoft may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael Hyatte

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2000 WL 1357910 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 PPG Industries, Inc.
Publicly Available January 22, 2001

LETTER TO SEC

December 15, 2000

DIVISION OF CORPORATE FINANCE

OFFICE OF THE CHIEF EXECUTIVE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: Shareholders Proposal of Amalgamated Bank of

New York LongView Collective Investment Fund

Ladies and Gentlemen:
PPG Industries, Inc. (the "Company") has received a letter from the Amalgamated Bank of New York LongView Collective Investment Fund (the ""Proponent") containing a proposal (the "Proposal") for inclusion in the Company's 2001 annual meeting proxy material (the "Proxy Material"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company hereby files notice of its intention to omit the Proposal. Six copies of the Proponent's letter containing the Proposal and supporting statement, as well as six copies of this letter, are included herewith.

The Proposal is as follows:
The shareholders urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:
1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).
2. Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).
3. There shall be no discrimination or intimidation in employment. PPG shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (ILO Conventions 100 and 111).
4. Employment shall be freely chosen. There shall be no use of forced (including bonded or voluntary) prison labor (ILO Conventions 29 and 105).
5. There shall be no use of child labor (ILO Convention 138).

By copy of this letter the Company is notifying the Proponent of its intent to omit the Proposal. The Company believes the Proposal may be omitted for the following reasons:

A. Rule 14a-8(i)(10). The Proposal May Be Excluded Because It Has Already Been Substantially Implemented.

The Proposal and supporting statement relate to matters that have already been substantially implemented by the Company. First, PPG has adopted a Company-wide Equal Employment Opportunity ("EEO") Policy that completely covers all concerns raised in the principle identified in the Proposal with respect to discrimination in employment. The EEO Policy mandates:

"PPG Industries will give equal consideration to any applicant for employment regardless of race, sex, color, age, creed, religion, sexual orientation, or national origin. The same non-discriminatory consideration will apply in promoting or demoting employees....Also, PPG Industries has pledged to create and maintain a workplace that is free of harassment due to race, sex, color, age, creed, religion, sexual orientation, national origin, citizenship status, disability, or veteran status. An employee who feels that he or she is a victim of harassment can obtain prompt, appropriate company action by notifying any member of management."

*2 PPG's EEO Policy clearly implements all of the principles incorporated in the third item of the Proposal.

Second, with respect to the ILO Conventions regarding the rights of workers to join trade unions and to bargain collectively, and the right of workers' representatives to have access necessary to carry out their representation, PPG is already obligated to provide such rights under U.S. federal law. PPG's Business Conduct Policies confirm our commitment to upholding such obligations. The PPG Business Conduct Policies provide:

"PPG and its subsidiaries will maintain an effective compliance program to prevent and detect violation of laws and conform to the standards established by applicable law...It is the policy of PPG and its subsidiaries, its agents and employees, to make every effort to operate as good, responsible and ethical corporate citizens and to comply with all applicable laws of the jurisdiction in which they are present or operating."

The National Labor Relations Act ("NLRA") of 1935, also known as the Wagner Act, provides in part:

"Employees shall have the right to self-organization, to form, join or assist labor organizations, to bargain collectively through representatives of their own choosing and to engage in other concerted activities for the purpose of collective bargaining or other mutual aid or protection, and shall also have the right to refrain from any or all of such activities except to the extent that such right may be effected by an agreement requiring membership in a labor organization as a condition of employment..."

NLRA Act 29 U.S. Code § 157. The NLRA further prohibits and employer from interfering with, restraining, or coercing employees in the exercise of these rights, or discriminating in employment decisions or any terms of employment to encourage or discourage membership in any labor organization.

PPG's Global Code of Ethics provides that while we endeavor to respect local customs and institutions, "we must not use local custom as an excuse for violating applicable laws or corporate policies." Even in countries where the local law does not provide protections comparable to those incorporated in PPG's policies, our Code of Ethics requires that "we regard observing local law to be the minimum acceptable level of conduct. PPG's own standards frequently oblige us to go beyond the legal minimum of a locality and to conduct our affairs according to higher standard" (emphasis added). The Global Code of Ethics further provides that "while we will obey the local laws of host countries in which we are guests, we will observe those PPG standards of conduct that go beyond the local legal minimum."

PPG also has implemented procedures to assure compliance and enforcement of these principles. We conduct an annual certification to confirm that all employees worldwide have read, understand, and are in compliance with our Global Code of Ethics and Business Conduct Policies. PPG has a Global Ethics Committee that regularly examines whether our policies are being enforced. We also maintain a worldwide ethics hotline to encourage employees to report possible violations of these policies.

***3** Finally, ILO Convention 105 regarding forced labor cited in the Proposal has been ratified by the United States and, therefore, applies with the force of law in the U.S. and applies to PPG. As previously stated, PPG's policies confirm our commitment to supporting and upholding U.S. applicable law.

PPG's existing policies, standards and the laws applicable to PPG already substantially implement the principles incorporated in the Proposal. The Proposal may, therefore, be excluded under Rule 14a-8(i)(10).

B. Rule 14a-8(i)(7). The Proposal May Be Excluded Because It Relates To Matters Within The Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a company may properly exclude a proposal dealing with a matter relating to the conduct of the ordinary business operations of the company. The Proposal provides that the Company should "adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's Conventions on workplace human rights..." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the staff acknowledged that "the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting" (emphasis added). The Pennsylvania Business Corporation Law of 1988 clearly contemplates that ordinary business decisions, such as labor relations, are proper subjects for the board of directors and management, not for the shareholders. The SEC staff acknowledged in the 1998 Release that "there is no bright-line test to determine when employment-related shareholder proposals raising social issues fall within the scope of the 'ordinary business' exclusion," but the staff "will make reasoned distinctions in deciding whether to furnish 'no-action' relief" (emphasis added). It is impossible to define a "reasoned distinction" between the "social policy" of encouraging participation in labor unions and collective bargaining from the ordinary business decisions made by the Company's management and negotiated between the management and labor representatives.

The 1998 Release recognized that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to the direct shareholder oversight...." These matters specifically include "the management of the workforce." The staff has ruled, both prior to and subsequent to the 1998 Release, that proposals relating to ordinary workplace decisions and activities, such as labor relations, may be excluded pursuant to Rule 14a-8(i)(7). See, e.g., Walmart Stores, Inc. (March 15, 1999); K-Mark Corp. (March 12, 1999); the Warnaco Group (March 12, 1999); United Technologies Co. (February 19, 1993); Unisys Corp. (February 19, 1993). In particular, the first two principles identified in the Proposal, are inherently associated with the ordinary business relationship between management and labor.

See Intel Corp. (March 8, 2000). The staff has repeatedly recognized that proposals calling for companies to adopt specific codes of conduct addressing the rights of employees to organize and maintain unions are simply "employment matters for the general workforce, including employee relations," and are, therefore, "matters relating to the conduct of ordinary business operations." In Modine Manufacturing Co. (May 6, 1998).

C. Rule 14a-8(i)(5). The Proposal May Be Excluded Because It Relates To Matters That Are Not Significantly Related To Our Business.

*4 The supporting statement explains the purpose of the Proposal is to prevent the Company from "becoming a party to serious human rights violations in the workplace." The only support it provides for this concern is that "PPG operates plants or owns an equity interest in operations in China, where, according to the U.S. State Department, Amnesty International and Human Rights Watch, human rights are not adequately protected by law and/or public policy." Rule 14a-8(i)(5) permits the exclusion of proposals that relate to operations that account for less than 5% of the company's total assets and for less than 5% of its net earnings and gross sales for its most recent fiscal year, unless such operations were "otherwise significantly related" to its business. During PPG's most recent fiscal year, ended December 31, 1999, gross sales from our operations in China amounted to only 0.17% of PPG's gross sales, and our assets committed to operations in China amounted to 0.24% of our total assets. Our China operations made no contribution to our net earnings for fiscal 1999, and, in fact, ended with a net loss of $800,000. Accordingly, PPG's operations in China are de minimus and do not amount to a significant segment of our business operations.

There is absolutely no indication that our operations in China are "otherwise significantly related" to our business. In a few cases, unlike ours, the staff has found that operations are "otherwise significantly related" for certain companies whose current operations in China may not satisfy the 5% threshold, but who are experiencing rapid growth in China and project further growth in the future. See, e.g., 3Com Corporation (August 15, 2000); Oracle Corporation (August 15, 2000); Microsoft Corporation (September 14, 2000). However, PPG's operations in China present a clearly distinct factual situation from these rapid growth technology companies. The purpose of the "not otherwise significantly related" portion of the Rule is to account for factors other than financial results or capital commitments that may be "difficult to quantify," such as rapid growth, market share and future market potential. The staff correctly identified, with respect to 3Com, Oracle and Microsoft, that their current revenues, market penetration and asset commitments in China did not adequately take into account their potential expansion and growth in the developing market. This rationale simply does not apply to PPG. In fact, in 1999 and 2000 PPG divested itself of its largest business endeavor in China by disposing of PPG's interests in two float glass plants in China. Accordingly, the Proponent can offer no evidence to support a claim that PPG's operations in China are "otherwise significantly related" to our business operations so as to override the 5% threshold.

The Proposal is, therefore, excludable under Rule 14a-8(i)(5).

D. Rule 14a-8(i)(3). The Proposal And Supporting Statement May Be Excluded Because They Are Vague And Misleading In Violation Of The SEC's Proxy Rules.

*5 The Proposal and supporting statement are contrary to the SEC's proxy rules because they are vague and misleading in violation of Rule 14a-9. Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and supporting statement if the proposal or statement is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in the proxy soliciting materials.

The SEC staff has repeatedly ruled that proposals could be excluded if: (1) the proposals were so vague and indefinite that it would be difficult for shareholders to determine with any reasonable certainty what measures the company would take in the event the proposals were adopted, and (2) any resultant action by the company would have to be made without guidance from the proposals and consequently in possible contravention of the intention of the stockholders who voted in favor of the proposals. Philadelphia Electric Company (July 30, 1992); CCBT Bank Corp., Inc. (April 20, 1999); American International Group, Inc. (January 14, 1999).

First, the Proposal may be excluded on the basis that it is so vague and indefinite "that the shareholders voting upon the proposal or the company would not be able to determine with any reasonable certainty exactly what action or measures the company would be required to take in the event the proposal were to be implemented." Scientific Atlanta (September 5, 1981). The Proposal directs the Company "to adopt, implement, and enforce a code of conduct based on the International Labor Organization's Conventions on workplace human rights." The Proponent identifies five general principles incorporated in the ILO Conventions that he finds particularly important. However, the ILO Conventions on which the proposed "code of conduct" is to be based, encompass 180 separate conventions dating from 1919 to the present and covering such divergent topics as the "Seafarers' Hours of Work and Manning a Ships Convention" and the ILO's "Pakistan Soccer Ball Project" aimed at curtailing labor abuses in the manufacturing of soccer balls. The majority of the ILO Conventions bear little or no relevance to the business operations of PPG. Those conventions that do express ethical principles relevant to our business operations have already been adopted into our Business Conduct Policies and Global Code of Ethics as described above. In instances where the staff has required the inclusion of shareholder proposals regarding social principles relating to corporate activities, such proposals included a clear, specific enumeration of principles, such as the CERES Principles, Sullivan Principles and McBride Principles. The Proponents' Proposal requests a "workplace code of conduct based on" the multitude of ILO Conventions. As a result, neither PPG's shareholders nor the Company's Board of Directors would be able to determine what actions the Company would have to take to comply with the Proposal.

*6 Second, the Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal and supporting statement are extremely misleading both in the fact that the supporting statement grossly overstates the relevance of PPG's business operations in China, and the specific principles regarding child, forced or prison labor in the Proposal imply that PPG currently utilizes such forms of labor and thus require a change in business operations. Implying that PPG may be involved in serious human rights violations "amounts to charges of improper, illegal or immoral conduct and impugns the character, integrity or personal reputation of [PPG] and its employees without factual foundation." Lucent Technologies (November 2, 1999) (finding that the supporting statement may be materially false or misleading where it implies that the company participates in slave or forced labor without providing factual support for such assertion). Furthermore, the Proposal and supporting statement fail to inform the shareholders of PPG's current statutory obligation to abide by the principles identified in the Proposal, or the significant steps PPG has already taken to address these issues.

Conclusion.

Based on the foregoing, PPG believes that the Proposal maybe omitted form the Proxy Materials pursuant to (a) Rule 14a-8(i)(10) because the Proposal has been substantially implemented, (b) Rule 14a-8(i)(7) because the Proposal relates to the conduct of the ordinary business operations of PPG, (c) Rule 14a-8 (i)(5) because the Proposal relates to matters that account for less than 5% of the Company's total assets or net earnings and are not otherwise significantly related to the Company's business, and (d) Rule 14A-8(i)(3) because the Proposal is vague and misleading in contravention of the SEC's Proxy Rules.

In accordance with Rule 14a-8(d), six additional copies of this letter are enclosed. By copy of this letter, PPG is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Very truly yours,
David H. McClain

Assistant Counsel

PPG INDUSTRIES, INC.

One PPG Place Pittsburgh, Pennsylvania 15272 USA

ENCLOSURE

November 3, 2000

MR. MICHAEL C. HANZEL

CORPORATE SECRETARY

PPG INDUSTRIES, INC.

ONE PPG PLACE

PITTSBURGH, PENNA. 15272

Re: Shareholder proposal for 2001 annual meeting

Dear Mr. Hanzel:
On behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that PPG Industries plans to circulate to shareholders in anticipation of the 2001 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organizations Conventions on workplace human rights.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets of $5 billion. Created by the Amalgamated Bank of New York in

1992, the Fund beneficially owns 3000 shares of PPG common stock. A letter from the Bank confirming ownership will be provided upon request. The Fund has thus owned more than $2000 worth of stock for over a year and plans to continue ownership through the date of the 2001 annual meeting, which a representative is prepared to attend.

*7 If you require any additional information, please let me know.

Very truly yours,
Cornish F. Hitchcock

SHAREHOLDER RESOLUTION

RESOLVED: The shareholders urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:

1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).

2. Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

3. There shall be no discrimination or intimidation in employment. PPG shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (ILO Conventions 100 and 111).

4. Employment shall be freely chosen. There shall be no use of forced (including bonded or voluntary) prison labor (ILO Conventions 29 and 105).

5. There shall be no use of child labor (ILO Convention 138).

SUPPORTING STATEMENT

PPG is a global corporation, and its international operations and sourcing arrangements can expose the company to a variety of risks. This resolution is designed, therefore, to manage the risk of the Company becoming a party to serious human rights violations in the workplace. For example, PPG operates plants or owns an equity interest in operations in China, where, according to the U.S. State Department, Amnesty International and Human Rights Watch, human rights are not adequately protected by law and/or public policy.

The success of many PPG businesses depends on consumer and governmental good will. Since PPG's brand name is one of the Company's most significant assets, PPG would benefit from adopting and enforcing a code of conduct based on ILO conventions that would ensure that the Company is not associated with human rights violations in the workplace. Such action would protect PPG's brand name and/or its relationships with its customers and the numerous governments under which the Company operates and with which it may do business.

Also, institutional investors are increasingly concerned with the impact of company workplace practices on shareholder value. At least two of the world's largest pension funds have adopted responsible contractor and workplace practice guidelines. The adoption and enforcement of an effective code of conduct would increase attractiveness to the institutional investor community.

We urge you to vote FOR this resolution.

LETTER TO SEC

January 8, 2001

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES & EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

ATTN: JONATHAN INGRAM, ESQ.

Re: Shareholder proposal from Amalgamated Bank of New York LongView

*8 Collective Investment Fund to PPG Industries, Inc.

Dear Mr. Ingram:
I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in response to the letter from counsel for PPG Industries, Inc. ("PPG" or the "Company") dated 15 December 2000, in which PPG advises that it plans to omit the Fund's shareholder resolution from the Company's 2001 proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to deny the relief PPG seeks.

The Fund's Resolution

The Fund's resolution states:
The shareholders urge the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's ("ILO") Conventions on workplace human rights, including the following principles:
1. All workers shall have the right to form and join trade unions and to bargain collectively (ILO Conventions 87 and 98).
2. Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).
3. There shall be no discrimination or intimidation in employment. PPG shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (ILO Conventions 100 and 111).
4. Employment shall be freely chosen. There shall be no use of forced

(including bonded or voluntary) prison labor (ILO Conventions 29 and 105).
5. There shall be no use of child labor (ILO Convention 138).

The supporting statement notes that PPG is a global corporation, and its international operations and sourcing arrangements can expose the company to a variety of risks, and that the resolution is designed, therefore, to manage the risk of PPG becoming a party to serious human rights violations in the workplace. The supporting statement notes as well that PPG operates plants or owns an equity interest in operations in China, where, according to the U.S. State Department, Amnesty International and Human Rights Watch, human rights are not adequately protected by law and/or public policy. The supporting statement adds that PPG's success depends on consumer and governmental good will and the PPG brand and reputation would benefit from adopting and enforcing a code of conduct based on ILO conventions that seek to assure that PPG is not associated with human rights violations in the workplace.

The Company's Opposition and the Fund's Response.

PPG has urged the Division to grant "no-action" relief under four provisions of SEC Rule 14a-8(i): Rule 14a-8(i)(10), which applies to proposals that have already been "substantially implemented; Rule 14a-8(i)(7), which applies to matters pertaining to the "ordinary business" of a company; and Rule 14a-8(i)(5), involving matters not significantly related to the company's business; and Rule 14a-8(i)(3), which deals with false or misleading statements.

*9 We address each objection in turn below. Before doing so, however, we offer the general observation that the Division has refused to grant no-action relief to companies objecting to similar resolutions urging the adoption of various human rights principles involving a company's international operations and the operations of its overseas suppliers. Microsoft Corp. (14 September 2000); Warnaco Group, Inc. (14 March 2000); Oracle Corp. (15 August 2000); 3Com Corp. (15 August 2000). In those letters the Division cumulatively rejected each of the exclusions upon which PPG relies here, and we believe that the similarities between the Fund's resolution and the cited proposals warrant the denial of no-action relief here, particularly as PPG bears the burden under Rule 14a-8(g) of proving that one or more of the exclusions applies.

Rule 14a-8(i)(10): Substantially implemented.

PPG argues that the Fund's resolution has been substantially implemented because the Company has adopted various policies or is subject to certain laws that address concerns raised in the proposal. These include:

-- PPG's EEO policy, which is said to address the points in paragraph 3 of the resolution;

-- the National Labor Relations Act, which protects the rights of workers to unionize and collectively bargain in the United States;

-- PPG's Global Code of Ethics, which the Company states (a) requires compliance with local law, as a minimum standard, and (b) is monitored by the Company to assure compliance by its employees.

-- U.S. ratification of ILO Convention 105 regarding forced labor.

We have reviewed PPG's Global Code of Ethics in particular, which endorses and adopts certain worthy principles, yet this document, even when read in conjunction with the other authorities PPG cites, does not demonstrate that PPG has substantially implemented the Fund's proposal.

To be sure, the Global Code of Ethics contains scattered references to some of the specifics covered in the Fund's resolution, but some points are not specifically addressed at all. There is, for example, no reference to the Fund's first two points, involving the right to form and join trade unions, or the right of worker representatives to carry out their functions, and PPG's citation to the National Labor Relations Act is unavailing as it does not cover PPG workers overseas.

Nor does PPG's Code contain an explicit reference to the fourth and fifth points involving forced (including bonded or voluntary) prison labor, as well as child labor. The Code does contain a general statement that PPG "regard[s] observing local law to be the minimum acceptable level of conduct," and PPG's ""own standards frequently oblige us to go beyond the legal minimum of a locality and to conduct our affairs according to the higher standard." This falls far short of the specificity on the cited topics that the Fund's resolution seeks.

The Global Code of Ethics does state, as the Company asserts, that PPG "fully support[s] regulations barring employment discrimination and enhancing employment equity in all countries in which we operate." If anything, the Code's specificity on this point underscores the inadequacy of the Code's treatment of the other points noted by the Fund in the preceding paragraphs.

***10** More generally, the Company's response misses the heart of the Fund's resolution, which is to generate the production of a single document that explicitly and in one place commits the Company to the enumerated principles. The resolution is thus similar to other proposals that the Division has viewed as appropriate for shareholder action, such as the Sullivan Principles, CERES Principles and McBride Principles, which the Division viewed as a proper subject regardless of whether a company has an existing code of conduct in place.

We note too that the Division denied relief on (i)(10) grounds less than six months ago in Oracle Corp., supra, where Oracle argued against a proposal to adopt a similar set of human rights principles on the ground that Oracle already had in place its own code and a separate employee handbook, which (along with laws to which Oracle was subject) were said to "sufficiently address the concerns of the Principles." (Inquiry Letter 1, par. 2). There, as here, the proponent cited specific elements of the resolution that were not addressed in the company's documentation, and the Division denied no-action relief. We ask the Division to follow the same approach here.

Rule 14a-8(i)(7): Ordinary business.

PPG next invokes the "ordinary business" exclusion under which a company may omit resolutions dealing with issues that "are mundane in nature and do not involve any substantial policy or other considerations." Release No. 34- 12999, 41 Fed. Reg. 52994, 52998 (3 December 1976)(emphasis added). The issues presented by the Fund's resolution are hardly devoid of policy significance.

With an exception discussed below, the Division has issued various letters over the years recognizing human rights issues as not subject to the "ordinary business" exclusion, witness the numerous resolutions involving the Sullivan Principles, McBride Principles, CERES Principles and the like. As the Fund's resolution makes clear, PPG has extensive international operations, and it does business in some countries where issues of human rights violations periodically occur.

Of note are PPG's operations in China where, according to the Company's 2000 Form 10-K, PPG operates two chemical plants and owns unspecified equity interests in other operations in that country. [FN1] China is a nation where human and labor rights issues have been the subject of frequent attention in the news media, before the United Nations, the World Trade Organization, and other governmental bodies. Indeed, the issue of human rights in China played a prominent role in last year's congressional debate over permanent normalized trade relations with the United States. Businesses choosing to operate in China thus face special risks, and the Fund's resolution seeks to anticipate those risks. At a minimum, and in light of this well-known public debate, PPG cannot persuasively argue that human rights issues in a key country where it operates is an issue that is utterly devoid of "any substantial" policy component.

FN1. PPG's letter advises (at 5) that in 1999 and 2000 the Company divested itself of its interests in two float glass plants in China. The nature of its remaining interests in Chinese businesses (apart from the two PPG-owned plants) is not made clear in the letter.

End of Footnote(s).

***11** We note that the Division rejected arguments similar to those PPG makes here in the recent Oracle and Microsoft rulings, where the resolution in question asked those companies to endorse a set of principles similar to those advanced by the Fund here that would go beyond the company's current code of ethics. In both those situations, the Division rejected no-action relief on ""ordinary business" grounds. The fact that these resolutions were specific to China does not affect the calculus. In Warnaco Group, Inc. (14 March 2000), the proponent made arguments similar to those the Fund is advancing here in support of a resolution seeking a report on Warnaco's monitoring and compliance with its vendor standards, and that policy affected Warnaco's overseas operations generally, not just in China. That resolution raises the same sort of issues that the Fund's proposal raises here, and the Division denied no-action relief to Warnaco.

PPG relies on what has become a limited exception in this area by citing a series of 1999 letters in which a sourcing-related proposal was omitted by several companies because the proposal requested a report on six issues involving the practices of the company's overseas vendors, one of which involved the issue of whether these overseas vendors paid their employees a ""living wage." The proposal was omitted because of the offending paragraph, the Division explaining that while "the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [the "living wage" paragraph] relates to ordinary business operations." K mart Corp. (12 March 1999); accord Wal-Mart Stores, Inc. (15 March 1999); Warnaco Group, Inc. (12 March 1999).

The Fund's proposal does not, of course, involve "living wage" issues, and the 1999 letters just cited thus do not support PPG's request for no-action relief. Nor can the two 1993 letters that PPG also cites, United Technologies Corp. (19

February 1993); Unisys Corp. (19 February 1993), both of which were issued when the Commission was following the so-called Cracker Barrel doctrine, under which resolutions involving labor relations were per se excluded under the "ordinary business" exclusion. The Commission's 1998 amendments to Rule 14a-8 overturned that interpretation and substituted the current methodology under which the recent resolutions involving Oracle, Microsoft and Warnaco were recently approved. [FN2]

FN2. PPG also tries a "divide and conquer" strategy of focusing on individual items and arguing that each may be excluded. The authorities cited by the Company fail to persuade, however. Thus, PPG argues that the Fund's first two points, dealing with freedom of association, bargaining, and access to workplaces, may be excluded under Intel Corp. (8 March 2000) and Modine Manufacturing Co. (16 May 1998). Intel is not precedent, however, because it involved a resolution that had been withdrawn and upon which therefore the Division did not opine. Modine sought the development of a code under which U.S. workers could organize and maintain unions in this country, an issue addressed by the NLRA. By contrast, in at least one country where PPG does business (Malaysia), there are limitations on that right in some sectors, as well as limitations on worker representational activities, both of which are in violation of applicable ILO standards, according to the Department of State's 1999 COUNTRY REPORTS ON HUMAN RIGHTS PRACTICES (25 February 2000). There is a world of difference between a resolution dealing with a right that exists under U.S. law and a right that is not yet secured under international standards such as the ILO Conventions.

End of Footnote(s).

***12** In short, PPG has failed to carry its burden of justifying the exclusion of the Fund's proposal under this provision of the Rule.

Rule 14a-8(i)(5): De minimis and "not significantly related" activities.

PPG next cites the exclusion that allows the omission of proposals relating to operations that account for less than five percent of total assets, net earnings and gross sales in the most recent fiscal year "and is not otherwise significantly related to the company's business." PPG argues that its China operations account for under one percent of assets, earnings and gross sales and are therefore not "significantly related" to its business. This argument does not persuade for several reasons.

PPG does business in many countries around the world, and while China is perhaps the most prominent focus of concern, we noted earlier (at note 2) that PPG also does business in Malaysia, where the State Department's annual human rights report indicates that local law does not come up to the ILO standards mentioned in the Fund's resolution.

In any event, even if one were to confine the analysis to specific countries that did not account for five percent of PPG's operations, either individually or collectively, the (i)(5) exclusion would not be applicable. In adopting this exclusion in 1976, the Commission stated that this exclusion is not to be applied mechanically or with reference solely to an economic standard, given that "there are many instances in which the matter involved in a proposal is significant to an issuer's business, even though such significance is not apparent from an economic standpoint," with the ratification of auditors and ""ethical issues such as political contributions" cited by the Commission as two permissible topics. Release No. 34-12999, 41 Fed. Reg. 52997 (col. 2) (3 December 1976).

For some of the reasons discussed in the (i)(7) discussion, the same analysis controls here. As the supporting statement to the Fund's resolution indicates, reports that a company is involved with human rights abuses overseas have a damaging effect on corporate reputation and the corporate brand, which is the reason why the Fund believes that endorsement of ILO principles is an important means of preventive medicine. Revelations in the news media about overseas labor abuses can be at least as damaging as reports about unlawful or dubious political contributions, irrespective of the size of a company's overseas operation.

Despite the Commission's statements that the analysis here is qualitative, not purely quantitative, PPG advances only a quantitative argument. PPG acknowledges, as it must, the Division's recent 3Com and Oracle letters, which rejected an (i)(5) defense even though China accounted for no more than two percent of operations, assets or sales at either company. [FN3] PPG argues (at 5) that these letters reached that conclusion because, notwithstanding the current low level of activity in China, those companies were "rapid growth technology companies," and the Division "correctly" concluded that their current level of operations "did not adequately take into account their potential expansion and growth in a developing market."

FN3. PPG also cites the recent Microsoft letter, but no (i)(5) defense was raised in that case.

End of Footnote(s).

***13** There are several problems with this approach. We note that the Division offered no specific reasons for its conclusion and certainly did not say what PPG attributes to it. To be sure, there are references in the proponent's opposition letters in both the Oracle and 3Com exchanges to China's "market potential" and the prospect that those two companies will be ""continuously growing," but the Division did not expressly adopt that reasoning. Moreover, the fact that these proposals dealt with issues that were significant to those companies regardless of asset, sales or earnings size is an adequate ground for denying no-action relief irrespective of potential growth.

Thus, an analytical approach that focused solely on potential sales or earnings would be at odds with Commission's stated intention that the (i)(5) exclusion not focus solely on quantitative concerns. The Commission's example of corporate political payoffs demonstrates a concern that activities with small monetary significance for a company today may turn out to have huge significance tomorrow, depending on the subject matter. In like fashion, reports of overseas human rights violations can be an Achilles heel for a corporation, regardless of how small the operation may be in a given country. The (i)(5) exclusion therefore has no application here.

Rule 14a-8(i)(3): False and misleading statements.

PPG finally raises two objections that amount to little more than pulling words out of context and claiming that the entire proposal is tainted as a result.

First, the Company objects to language asking PPG to adopt a code of conduct ""based on" the ILO Conventions dealing with workplace human rights. This is said to be so "vague and indefinite" that shareholders will not know what they are voting on. PPG notes (at 6) that there are 180 separate conventions dealing with issues such as seafarers' hors of work and a "Pakistan soccer ball project," and the "majority of the ILO Conventions bear little or no relevance to the business operations of PPG."

The short answer is that the resolution was phrased as it is for the reason PPG cites. Had the resolution been written to require adoption of a code incorporating each and every ILO Convention, PPG would doubtless have objected to that formulation as well. The Fund's "based on" formulation, followed by the enumeration of five specific areas, accompanied by citation to specific ILO convention numbers, and then rounded out with a supporting statement identifying the areas of concern -- all these provide adequate guidance to the Fund's fellow shareholders, as well as to the PPG board, about what issues the shareholders are voting. Fairly read, the proposal and supporting statement fairly identify what the Company must do to implement the proposal, and the ""based on" language provides flexibility that one would expect a company to embrace, rather than fight.

***14** The second objection (at 6) is that the Fund's resolution overstates the importance of China, and the explicit reference to child, forced or prison labor in the proposal is said to "imply that PPG currently utilizes such forms of labor and thus require[s] a change in business operations." PPG reads too much into the text. If anything, the supporting statement makes clear that this resolution is aimed at managing risk and preventing problems from occurring in the first place. The second sentence in the supporting statement is to that effect (emphasizing the need to manage the risk of PPG "becoming a party" to serious violations), as is the second sentence in the second paragraph (resolution seeks "to ensure that the Company is not associated with" such violations). The resolution is thus couched in terms of preventive medicine, not implied allegations of wrongdoing. PPG's objections here are overblown and should not be credited.

Conclusion

For these reasons, the Fund respectfully submits that PPG's request for no- action relief should be denied. We appreciate very much the Division's consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,
Cornish F. Hitchcock

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 22, 2001

Publicly Available January 22, 2001

Re: PPG Industries, Inc.

Incoming letter dated December 15, 2000

The proposal urges the board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal.

We are unable to concur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable toconcur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that PPG Industries may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PPG Industries may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir D. Gumbs

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

***15** Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 78513 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 E.I. du Pont de Nemours
Publicly Available March 11, 2002

LETTER TO SEC

December 31, 2001

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

ATTENTION: OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

MAIL STOP 0402, ROOM 4012

Re: E. I. du Pont de Nemours and Company Proxy Statement

2002 Annual Meeting

Proposal--Teamsters General Fund of the International Brotherhood of Teamsters

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), pursuant to Rule 14a-8 (j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively the "Proposal") submitted by the Teamsters General Fund of the International Brotherhood of Teamsters (the "Proponent" or "Teamsters") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponent's letter transmitting the Proposal. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The Proposal requests that DuPont adopt, implement, and enforce a specific set of standards on global workplace practices. The text of the resolution of the Proposal is set forth below, and a copy of the Proposal together with its Supporting

Statement is included with this letter as Exhibit A.

Resolved: The Board of Directors of E. I. du Pont de Nemours and Company (DuPont) commit to adopt, implement and enforce the workplace Code of Conduct (Code), as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights which include:

- No use of child labor.
- No discrimination or intimidation in employment.
- All workers have the right to form and join unions and to bargain collectively.
- Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
- No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen.

II. The Proposal May be Omitted Pursuant To Rule 14a-8(i)(3) Because it is Vague, Indefinite and Misleading and Therefore in Violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. DuPont believes that the Proposal is misleading in several respects.

***2** The Staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or action the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999), wherein the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation. All no action letters cited herein are attached at Exhibit B.

The Proposal is misleading in that it seeks to have the shareholders of DuPont vote in favor of the implementation and enforcement of an unidentified and undefined "workplace Code of Conduct", which is based on eight ILO Conventions. The Proposal implies that such a "workplace Code of Conduct" does, in fact exist, but because it is not specifically identified, it leaves the shareholder to speculate whether or not that implication is correct. The "workplace Code of Conduct" is the very essence of the Proposal in that the Board of Directors of the Company is being requested to commit to adopting, implementing and enforcing this document. Placing shareholders in a position of having to speculate as to the existence of the "workplace Code of Conduct" causes the Proposal to violate Rule 14a-8(i)(3) in that it omits essential information and, as a result, constitutes a misleading statement in violation of Rule 14a-9.

Furthermore, during the last year the Staff has taken a consistent position on the omission of shareholder proposals that were substantially similar to this Proposal based on the proposals being vague and indefinite, and therefore potentially misleading. See TJX Companies (March 14, 2001), McDonald's Corporation (March 13, 2001), Kohl's Corporation (March 13, 2001), Revlon, Inc. (March 13, 2001),

AnnTaylor Stores Corporation (March 13, 2001) and H. J. Heinz Company (May 25, 2001). In each of the aforementioned proposals the proponents sought to include a set of five human rights principles that were virtually identical to this Proposal, and the same eight ILO Conventions. While the TJX, McDonald's, Kohl's, Revlon and Heinz letters also sought to incorporate the provisions of the SA 8000 Social Accountability Standards, the AnnTaylor Stores Corporation letter referred only to the eight ILO Conventions contained in the instant Proposal. As was the case with each of the letters cited in the previous sentence, the failure of those proponents to describe clearly what was actually being required of the respective companies by the SA 8000 Standards or the ILO Conventions contributed substantially to the vague and indefinite nature of those proposals.

***3** It is also noted that the Staff recently denied no-action relief to PPG Industries with regard to another shareholder proposal involving similar ILO Conventions. See PPG Industries (January 22, 2001). In PPG Industries, the proposal urged the PPG Board of Directors to "adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's (ILO) Conventions on workplace human rights". The proposal in PPG Industries merely requested PPG to create its own "workplace code of conduct" using the ILO conventions as a resource, and not the exclusive resource. PPG management still retained the right and flexibility to fashion a document that could incorporate certain principles from the ILO conventions, while at the same time meeting the needs of its employees around the world. In contrast to the PPG proposal, the instant Proposal requires the board of directors to "adopt, implement and enforce "the workplace Code of Conduct, as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138". It is the "workplace Code of Conduct" that is based on the listed ILO Conventions, and without an adequate explanation and understanding of those Conventions, that Proposal is vague and indefinite.

The Teamsters' Proposal is vague, indefinite and misleading because shareholders will not know the full extent of what it is they are voting on, or how, or indeed to what extent, it will be implemented at all. Shareholders are being asked to accept a proposal that would commit the Company to adopt, implement and enforce the "workplace Code of Conduct", which incorporates the noted ILO Conventions, but does not fairly summarize those Conventions. Furthermore, it is not clear from the language of the Proposal if the Proponents wish to adopt all 180 ILO Conventions, or only the eight that are specifically identified. However, even if the intent is limited to adoption, implementation and enforcement of the eight listed Conventions, the Proposal is still vague and indefinite for failing to describe the numerous Articles (between 10 and 32 Articles) in each of the eight cited Conventions. Additionally, no attempt is made to discuss or reconcile the numerous interpretative difficulties that will have to be resolved by the Company to determine which of the respective Articles actually applies to it as an industrial manufacturing company. For example, Article 1 of Convention 111 (Employment and Occupation) states as follows:

For the purpose of this Convention the term discrimination includes--(a) any distinction, exclusion or preference made on the basis of race, colour, sex, religion, political opinion, national extraction or social origin, which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation.

Article 3 (a) and (b) of that same Convention further states that, "each Member for which the Convention is in force undertakes, by methods appropriate to national conditions and practice--

***4** (a) to seek the cooperation of employers' and workers' organisations and other appropriate bodies in promoting the acceptance and observance of this policy,

(b) to enact such legislation and to procure such educational programmes as may be calculated to secure the acceptance and observance of the policy.

Would DuPont be required to identify and locate all employer and worker organizations, and "other appropriate bodies" within the more than 70 countries in which it operates? Would it then be required to promote acceptance and observance of this policy among all such organizations and "other appropriate bodies", or just the most influential organizations, or possibly selective organizations with which it may have a business history or relationship? Additionally, would DuPont be required to engage in active lobbying efforts in every country in which it operates to change any law to the extent it were deemed to fall short of the annunciated principle?

Finally, with respect to subparagraph 3(b) could DuPont take the position that this entire paragraph is not applicable to it since it has no control over the legislative process in any country, or is the correct interpretation that the first part does not apply, but that DuPont would have to comply with latter portion dealing with promoting "educational programmes...calculated to secure the acceptance of the policy." Regardless of the answers to these inquiries, one thing is unmistakably clear. The shareholders voting on the Proposal would have no understanding of the requirements that they were imposing on DuPont by virtue of their votes for this Proposal.

The text of the Proposal requests that the Company "adopt, implement and enforce the workplace Code of Conduct" which incorporates eight ILO Conventions, and contains sweeping statements regarding child and forced labor, trade unions, collective bargaining and discrimination. The Proposal makes no attempt to define those Conventions, and instead, sets forth only five broad principles that are included therein. Certainly, a statement of five principles as a summary of over one hundred Articles that comprise the eight cited Conventions, does not constitute minimally adequate disclosure under even the most expansive view of adequate disclosure. The fact is that the ILO conventions incorporated in the "workplace Code of Conduct" would place numerous obligations on the Company which shareholders could not possibly know by reading this Proposal.

For example, in AnnTaylor Stores Corporation (March 13, 2001), ILO Convention 138 (Minimum Age Convention) was summarized as follows:

- No Use of Child labor

However, adoption of that convention would have required AnnTaylor Stores Corporation to do the following, none of which appears in the Proposal:

(a) undertake to pursue a national policy to ensure the effective abolition of child labor and raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons;

***5** (b) specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory;

(c) ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years;

(d) determine the minimum age for admission to employment or work that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less that 18 years.

The Teamsters' Proposal contains virtually the same five human rights principles and eight ILO Conventions that were set out in AnnTaylor Stores Corporation. This includes the summary of ILO Convention 138--(Minimum Age Convention) as the principle --

"No use of child labor".

The above example is only illustrative of the extent to which the Proposal is vague and indefinite, and highlights the impossible task shareholders will have in understanding the effect of any vote in connection with this Proposal. One thing, however, is certain. Only by reading the particular ILO Conventions would shareholders have any real understanding of the true impact of adoption of this Proposal.

Based on the foregoing, the Proposal is vague and indefinite and is excludable pursuant to Rule 14a-8 (i)(3).

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it is Related to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a- 8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting."

Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no brightline test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business exclusion"D', but noted that the Staff will make reasoned distinctions relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to the implementation and enforcement of the "Code of Conduct", which is a set of human rights principles incorporating at least eight ILO Conventions. While several of the principles addressed in the ILO Conventions address social policy issues, most of the principles are related directly to the Company's ordinary business operations. For example, the third principle states that "all workers have the right to form and join unions and to bargain collectively." Also, the fourth principle states in part that "workers' representatives...shall have access to all workplaces necessary in carrying out their representation functions." These activities fall clearly within the Company's responsibilities related to its management and labor relations. The fact that the principles deal with numerous ordinary business activities cannot be masked by the Proponents intermingling several social policy concerns. See Wal-Mart Stores, Inc. (March 15, 1999), in which the Staff concurred in omitting a shareholder proposal which requested Wal-Mart to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations.

*6 This Proposal is distinguishable from the proposal discussed in Microsoft (September 14, 2000) and the Oracle Corporation (August 15, 2000) in which the Staff refused to concur in the omission of either proposal under Rule 14a-8 (i)(7). In both Microsoft and Oracle the proposals requested that each company address specific human rights violations in China by adopting certain guidelines, known as the China Principles. These guidelines were specific and targeted only one country--China. By contrast, the instant Proposal, requires implementation and enforcement of at least eight ILO Conventions with over 100 separate Articles, varying application in each of the over 70 countries in which the Company operates, reconciliation of the inevitable conflicts that will arises between the ILO Conventions and the local laws and regulations of the Company's host countries, and all with an overreaching involvement into the Company's ordinary business operations.

Based on the foregoing, the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8 (i)(7).

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because it has been Substantially Implemented and is Moot.

Under Rule 14a-8(i)(10), a proposal may be omitted if the company has already substantially implemented the proposal. To the extent that the Proposal is not excludable pursuant to the rules discussed above, it may be omitted because it has been substantially implemented by the Company.

The Company has had in place for many years a Mission Statement, Guiding Principles, and a Business Conduct Guide addressing many of the issues covered in the ILO Conventions proposed for adoption. These corporate policies and procedures are applicable to all employees in all DuPont businesses around the globe. Copies of the Mission, Principles and Business Conduct Guide are attached at Exhibit C. The Company's Business Conduct Guide, for example, emphasizes the responsibility of each employee to comply with all applicable laws and stresses the Company's zero tolerance policy on discrimination and harassment, a key element of the ILO Conventions. The Mission Statement and Principles set forth the "guiding principles and commonly shares values" under which the Company operates around the world. They articulate in a thorough manner the Company's commitment to safety, ethics and respect for the rights of individuals.

It should also be noted that during 2001, the Company took the significant step of endorsing the Global Compact, an initiative of the United Nations. The Global Compact seeks to have companies and business associations embrace, support, and enact a set of core values in the areas of human rights, labor standards, and environmental practices. The Global Compact contains nine principles, including, among other things, elimination of all forms of forced and compulsory labor, abolition of child labor, elimination of discrimination in respect of employment and occupation, and support of the freedom of association. The principles of the Global Compact address essentially all of the five human rights tenets highlighted in the Proposal. A copy of the page from DuPont's web site discussing the Company's endorsement of the Global Compact and DuPont's commitment to the principles of the Compact, as well as the United Nations brochure describing the Global Compact and its nine principles, are attached at Exhibit C.

*7 Through its endorsement of the Global Compact, DuPont has substantially implemented the objectives of the Proposal. The Proposal therefore is excludable pursuant to Rule 14a-8(i)(10).

For the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from its 2002 Annual Meeting Proxy Materials.

If you have any questions or require additional information, please contact me at (302)-774-9564 or my colleague, Mary Bowler, at (302)-774-5303.

Very truly yours,
Donald P. McAviney

Corporate Counsel and Assistant Secretary

DU PONT

1007 Market Street

Wilmington, DE 19898

Telephone: (302) 774-9564

ENCLOSURE

November 16, 2001

MS. LOUISE B. LANCASTER

SECRETARY

E.I. DUPONT DE NEMOURS

1007 MARKET STREET

WILMINGTON, DE 19898

Dear Ms. Lancaster:
I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the E.I. duPont de Nemours 2001 Annual Meeting.

The Teamsters General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

Sincerely,
C. Thomas Keegel

General Secretary-Treasurer

LETTER TO SEC

February 20, 2002

UNITED STATES SECURITIES & EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, NW

WASHINGTON, D.C. 20549

ATTN: OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

MAIL STOP 0402, ROOM 4012

Re: E. I. DuPont de Nemours & Company ("DuPont" or "the Company")

Proxy Statement 2002 Annual Meeting, request for "No-Action"

Proposal - General Fund - International Brotherhood of

Teamsters ("Teamsters" or "the Fund")

Dear Sir/Madam:

FACTS

The Teamsters filed a shareholder Proposal with DuPont. The subject of the proposal concerned the adoption of a workplace code of conduct based upon the ILO Conventions. (Proposal attached).

On December 31, 2001, the Company sent a letter to the United States Securities & Exchange Commission (SEC), notifying it that they intend to omit the shareholder's Proposal pursuant to Rule 14a-8(j) of the Securities & Exchange Act of 1934, as amended (the Act).

On January 24, 2002, the Fund sent a letter to the SEC, defending its shareholder right of inclusion in the proxy and rebutting the arguments of the Company.

On February 12, 2002, the Company sent another letter, restating its arguments requesting "No Action" from the Staff of the SEC.

I am enclosing six (6) copies of this letter and am sending a copy of this letter to the Corporate Counsel and Assistant Secretary of the Company (Counsel).

BACKGROUND

The Company informed the Staff that the Company intends to omit the Teamsters' Proposal pursuant to: (a) Rule 14a-8(i)(3), claiming the Proposal is vague and misleading; (b) Rule 14a-8(i)(7), claiming the Proposal related to DuPont's ordinary business; and (c) Rule 14a-8(i)(10), claiming that the Proposal has been substantially implemented.

*8 The Teamsters disagree, and request the Staff to enforce the Fund's shareholder rights for inclusion of the Proposal.

The Proposal Does NOT Violate The SEC's Proxy Rules

Counsel claims that the Staff is required to interpret the words "implement" and "enforce" as they do, then the Staff is required to allow the Company to omit the Proposal. Even if the Staff were to interpret the above words to mean ""fully implement" and "fully enforce," the Proposal still does not violate the SEC Proxy Rules: what is to be "fully implemented and fully enforced" is NOT the ILO Conventions (see attached Proposal), but rather a code of conduct based upon them. Counsel misinterprets the Staff's Ann Taylor (March 13, 2001p; incorporated by reference) letter to mean that "fully implement and enforce" automatically eliminate any shareholder proposal. The Teamsters assert that this case more closely follows the proposal at PPG Industries (January 22, 2001) - on which the instant Proposal is based. In that case, as in the Fund's, the Staff enforced inclusion in the Proxy Materials of that company because that proposal -like ours- did not request shareholders to vote on turning their corporation into a quasi-governmental organization by enforcing the ILO Conventions to which governments are a party. Rather, both The Fund's and the shareholder proposal at PPG requested that the company adopt, implement and enforce a workplace code of conduct based upon the ILO Conventions.

Counsel incorrectly claims that the Company is free to omit the Teamsters' Proposal from its Proxy Materials because the principles based on the ILO Conventions as outlined in the Proposal were somehow vague. The Fund believes that its fellow shareholders can sufficiently understand the implications of adopting a workplace code of conduct based upon the outlined principles. DuPont is free to make any arguments to the contrary to its shareholders in the Proxy Materials. Disagreeing with a shareholder is NOT grounds for omitting a shareholder's proposal.

Counsel further, and incorrectly claims that the Proposal addresses "ordinary business." The Teamsters rebutted this argument in our previous letter of January 24, 2002, citing SEC Release No. 34-40018, May 21, 1998 (incorporated by reference.) Counsel claims that, in our argument under the Release, the Teamsters' Proposal "merely" expresses this shareholder's point of view to management. The Teamsters disagree; we express it STRONGLY. When a significant percentage of shareholders express their view on a particular subject, we expect DuPont to listen as a duty to the shareholders investing in the company.

Counsel further, and incorrectly, claims that the Proposal is excludable because it is already substantially implemented and therefore moot. Counsel states in his letter that the Company "reserves the right to apply [the nine (9) principles of the Global Compact] consistently within the policies and practices of the Company." The logical conclusion of this line of thinking: if banning Forced Labor is inconsistent with DuPont's policies and practices, then the Company will be free to use Forced Labor; if Child Labor is inconsistent with DuPont's policies and practices, then the Company will be free to use Child Labor; if agreeing to the right of association and the principles of collective bargaining are at odds with the Company's policies and practices, then DuPont will be free to ignore them.

***9** This is precisely the point of the instant Proposal. This shareholder asserts that the adoption of a workplace code of conduct based upon the ILO Conventions' basic principles protects our investment, our duty as fiduciaries. The Teamsters hope that our fellow shareholders at DuPont agree with us. Management disagrees, as is their right. They have ample opportunity to express their arguments to our fellow shareholders in the Proxy Materials.

The Teamsters request the Staff to ENFORCE DuPont to include the Fund's proposal.

Sincerely,
C. Thomas Keegel

General Secretary-Treasurer

RESOLVED: The Board of Directors of E.I. duPont de Nemours & Company (Dupont) shall adopt, implement and enforce the workplace Code of Conduct (Code) as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights, which include:

- No use of child labor.
- No discrimination or intimidation in employment.
- All workers have the right to form and join unions and to bargain collectively.
- Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
- No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen.

SUPPORTING STATEMENT: Dupont operates or has business relationships in several countries, including China and Thailand, where the U.S. State Department and Amnesty International indicate law and/or public policy do not adequately protect human rights.

China: The Constitution provides for "freedom of association;" but, it doesn't exist." After speaking with reporters about his union activities, Cao Maobing was admitted against his will to a psychiatric hospital and forced to take medication. There is no right to strike. Forced labor is a serious problem. Workplace safety is not important. Trafficking in children for purposes of labor is a problem. (Human Rights Practices 2000: China, US State)

Thailand: Employers used legal loopholes to fire union leaders prior to government certification of new unions. (Human Rights Practices 2000: Thailand, US State)

Arguing against last year's similar proposal, Dupont stated that it "is supportive of the general intent of the proposal ... The Company also meets with advocates of codes to explore issues of mutual concern. These efforts will continue. The Company therefore believes adoption of the proposed code is unnecessary."

In fact, the Company has missed opportunities to meet with advocates. Last year, the Proponent asked Dupont to meet with several interested parties to discuss the American Chemistry Council's (ACC) "no position" decision on the proposed Memorandum of Understanding (MOU) on Safety & Health as part of the overall two-year negotiations between the International Federation of Chemical, Energy, Mining and General Workers' Unions' (ICEM) and the International Council of Chemical Associations (ICCA) - of which ACC is a part. The MOU was intended to give credibility to the Responsible Care program. By taking its position, the ACC decided that an enforceable program wasn't worth an MOU. "The US chemical industry... deliberately destroyed this international process," said ICEM General-Secretary Fred Higgs.

***10** Dupont's failure to meet negates its argument against this proposal.

Dupont benefits from ensuring it isn't associated with human rights violations. Additionally, institutional investors are concerned with the workplace practices impacts on shareholder value. Several large funds have adopted workplace practice guidelines. Adopting the Code increases attractiveness to the institutional investor community.

I urge you to vote FOR this proposal.

LETTER TO SEC

February 12, 2002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

ATTENTION: OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

MAIL STOP 0402, ROOM 4012

Re: E. I. du Pont de Nemours and Company Proxy Statement

2002 Annual Meeting

Proposal--Teamsters General Fund of the International Brotherhood of Teamsters

Ladies and Gentlemen:

Reference is made to the Letter dated December 31, 2001 (the "December Letter"), on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in which I requested the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur with the Company's view that, for the reasons stated therein, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Teamsters General Fund of the International Brotherhood of Teamsters (the "Proponent" or ""Teamsters") may be omitted from the proxy statement and form of proxy (the ""Proxy Materials") to be distributed by the Company in connection with its 2002 Annual Meeting of Shareholders. Additionally, reference is made to the letter dated January 24, 2002 to the Staff from C. Thomas Keegel General Secretary - Treasurer of the International Brotherhood of Teamsters (the "Proponent's Letter" or "Teamsters Letter").

I am enclosing six copies of this letter and a copy of this letter is also being sent to the Proponent.

1. Background

In the Company's December Letter I informed the staff that pursuant to Rule 14a-8(j), the Company intends to omit the Proposal from its Proxy Materials on the following grounds: (a) pursuant to Rule 14a-8(i)(3), the Proposal violates the

Commission's proxy rules because it is vague and misleading under Rule 14a-9; (b) pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations; and (c) pursuant to Rule 14a- 8(i)(10), the Proposal has been substantially implemented, and as a result has been rendered moot.

2. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

As more fully described in the Company's December Letter, the Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a- 8(i)(3) because it is so vague and indefinite as to be misleading, and thus, in violation of Rule 14a-9.

***11** The Proponent's Letter gives two reasons why the Company's request under Rule 14a-8(i)(3) for no-action should be denied, one of which is misconstrued, and the other of which actually supports the Company's position.

The Company cited the Commission's decision on Ann Taylor Stores Corporation (March 13, 2001) ("Ann Taylor") and others as strong support for its view that the Teamsters' Proposal may be omitted pursuant to Rule 14a-8(i)(3). The Teamsters' Letter attempts to distinguish the Ann Taylor letter by setting out the following excerpt from Ann Taylor and then quoting from the Teamsters' Proposal to the Company with certain words shown in bold face.

The excerpted portion of the Ann Taylor letter is as follows:

"Therefore, be it resolved that the shareholders request the board of directors to commit the Company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a programs of outside independent monitoring of compliance with these standards."

The language from the Teamsters' Proposal reads:

"The Board of Directors of E. I. du Pont de Nemours and Company (DuPont) shall adopt, implement and enforce the workplace Code of Conduct (Code), as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights which include:

- No use of child labor.
- No discrimination or intimidation in employment.
- All workers have the right to form and join unions and to bargain collectively.
- Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
- No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen."

No explanation is proffered with the above text which causes one to have to speculate as to the Proponent's specific intention. I have assumed the intent of the boldface language is a means of attempting to differentiate the Ann Taylor proposal from the Teamsters' Proposal as submitted to DuPont. I have assumed further that the Proponent believes the key difference is that Ann Taylor required full implementation of the standards while the Proposal to DuPont is merely based on the ILO's Conventions. However, this attempted distinction fails because the Teamsters' Proposal to the Company does in fact require the Board of Directors of E. I. du Pont de Nemours and Company to, ""adopt, implement and enforce the workplace Code of Conduct..." (emphasis added).

Since the words "implement" and "enforce" are not qualified in any way, the Company and the Commission must interpret the instant Proposal as requiring the Company to fully implement and fully enforce this Proposal. Contrary to what the Proponent's Letter seeks to imply, the effect of the Teamsters' Proposal in this regard, is exactly the same as in the Ann Taylor letter.

***12** The Proponent also attempts to fashion an argument that the letter of PPG Industries, Inc. (January 22, 2001) ("PPG") should be controlling in this case. The PPG letter contained a proposal that while similar to the Teamsters' Proposal to the Company is distinguishable, and the reasons for that view are set forth in the Company's December Letter.

The Teamsters' Letter states in part the following:

"... in PPG Industries, Inc. (January 22, 2001), where the Commission did not concur with PPG, decided that the language is substantially different from Ann Taylor, denied its request of no-action."

Unless the undersigned is mistaken about the dates of the PPG and Ann Taylor letters, the Teamsters' position must fail because the PPG letter of January 22, 2001 preceded by almost two months the Ann Taylor letter (dated March 13, 2001). The PPG letter could not have been cited for the proposition that the language in PPG "is substantially different from Ann Taylor".

Finally, the Teamsters' Letter refers to the following:

"Conventions 29 and 105 concern Forced Labor; Conventions 87, 98 and 135 concern the rights to form and join unions and to bargain collectively, and application of the principles of collective bargaining; Conventions 100 and 111 concern discrimination; and Conventions 138 concerns Child Labor."

The conclusion is then drawn that:

"These principles are outlined in the Proposal, and therefore it is neither vague, nor indefinite nor misleading." (emphasis added).

The principles are in fact outlined in the Teamsters' Proposal, but adoption of the Proposal would require the Company to make numerous interpretations as to how to apply the ILO Conventions in its operations, and to engage in extensive and detailed actions, which go far beyond the broadly outlined principles as stated in the Proposal. The breadth of the Proposal makes it impossible for the shareholders to know, with reasonable certainty, what they are voting for, and it is this very fact that makes the Proposal so vague and indefinite as to be misleading.

For the reasons stated in this letter, and the December Letter the Proposal is vague and indefinite and should be excluded pursuant to Rule 14a-8(i)(3).

3. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it is Related to the Company's Ordinary Business Operations.

The Teamsters' Letter cites SEC Release No. 34-40018, May 21, 1998 as support for its position that the Proposal should not be excluded pursuant to Rule 14a-8(i)(7). Based on the quoted sections the Teamsters' conclude that:

"This Fund's Proposal does NOT ask shareholders to 'micromanage' the Company. In fact, the Proposal raises 'sufficiently significant social policy issues,' speaking to the Commission's May 1998 Release, in that this employment related Proposal offers DuPont shareholders 'an opportunity to express their views to [DuPont's] management'.'D'

*13 This writer disagrees that the Proposal does not ask shareholders to micromanage the Company, and disagrees that the Proposal merely offers DuPont shareholders "an opportunity to express their views to [DuPont's] management."

For the specific reasons outlined in the Company's December Letter, stockholders approval of the Proposal would certainly require the Company to take numerous actions that are rightfully within its ordinary business endeavors relating to its labor and management practices. These detailed decisions are clearly outside the social policy arena of stockholders. Also, it is a gross understatement for the Teamsters' to conclude that its Proposal merely offers DuPont stockholders "an opportunity to express its views to [[DuPont] management."

For the reasons stated in this Letter and the Company's December Letter the Proposal should be excluded pursuant to Rule 14a-8(i)(7) because it is related to the Company's ordinary business operations.

4. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) Because it has been Substantially Implemented and is Moot.

The Company reiterates its belief that the Teamsters' Proposal may be omitted from its Proxy Materials because it has been substantially implemented and is moot. As stated in the December Letter, the Company has had in place for many years a Mission Statement, Guiding Principles, and a Business Conduct Guide which articulate in a thorough manner the Company's commitment to safety, ethics and respect for the rights of individuals. Additionally, the Company has endorsed the Global Compact, a United Nations initiative,

"...at the 'principle' level, recognizing that implementation of the Compact's nine principles would need to be applied within our global businesses in a way that was consistent with our current policies and practices."(emphasis added) (See the Sustainable Growth 2001 Progress Report of the Company ("the Progress Report") attached hereto as Exhibit A).

While the Teamsters' Letter is accurate with respect to the words it quotes from the Progress Report, it omits to quote the underlined portions, as noted above. The result of the omissions is that the Commission will not appreciate that the Company has, in fact, endorsed all nine principles of the Compact. However, the Company realistically recognizes that as a global company (operating in almost 70 countries) it will have great difficulty committing to an "across the board" implementation. DuPont reserves the right to apply the nine principles of the Compact in its ordinary business endeavors "consistent with it's current policies and practices."

The Teamsters' Letter concludes that the Company endorses the Compact ""...provided it does not effect any changes in its current policies and practices." This is not an accurate conclusion. The Company is on record as endorsing the Compact's nine principles. It merely reserves the right to apply them consistently with the policies and practices of the Company within wide ranges of business environments and operating conditions in multiple countries around the world. This statement does not mean that no changes will be made with the Company's policies and practices. It does mean that these changes will have to be consistent with the Company's policies and practices in the business environments within which it operates.

***14** Finally, in foot note 11 of the Proponet's Letter it is stated that: "...the Company has missed opportunities to meet with advocates....", and "DuPont's failure to meet negates its argument against this Proposal."

A representative of the Company did meet with representatives of the Teamsters in February, 2001 during which time they discussed the concerns that are the subject matter of this Proposal.

Based on the foregoing and the Company's December Letter, the Proposal is excludable pursuant to Rule 14a-8(i)(10).

For the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from its 2002 Annual Meeting Proxy Materials.

If you have any questions or require additional information, please contact me at (302)-774-9564 or my colleague, Mary Bowler, at (302)-774-5303.

Very truly yours,
Donald P. McAviney

Corporate Counsel and Assistant Secretary

LETTER TO SEC

December 31, 2001

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

ATTENTION: OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

MAIL STOP 0402, ROOM 4012

Re: E. I. du Pont de Nemours and Company Proxy Statement

2002 Annual Meeting

Proposal--Teamsters General Fund of the International Brotherhood of Teamsters

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), pursuant to Rule 14a-8 (j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange

Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively the "Proposal") submitted by the Teamsters General Fund of the International Brotherhood of Teamsters (the "Proponent" or "Teamsters") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponent's letter transmitting the Proposal. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The Proposal requests that DuPont adopt, implement, and enforce a specific set of standards on global workplace practices. The text of the resolution of the Proposal is set forth below, and a copy of the Proposal together with its Supporting Statement is included with this letter as Exhibit A.

Resolved: The Board of Directors of E. I. du Pont de Nemours and Company (DuPont) commit to adopt, implement and enforce the workplace Code of Conduct (Code), as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights which include:

***15** • No use of child labor.

• No discrimination or intimidation in employment.

• All workers have the right to form and join unions and to bargain collectively.

• Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.

• No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen.

II. The Proposal May be Omitted Pursuant To Rule 14a-8(i)(3) Because it is Vague, Indefinite and Misleading and Therefore in Violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. DuPont believes that the Proposal is misleading in several respects.

The Staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or action the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999), wherein the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation. All no action letters cited herein are attached at Exhibit B.

The Proposal is misleading in that it seeks to have the shareholders of DuPont vote in favor of the implementation and enforcement of an unidentified and undefined "workplace Code of Conduct", which is based on eight ILO Conventions. The Proposal implies that such a "workplace Code of Conduct" does, in fact exist, but because it is not specifically identified, it leaves the shareholder to speculate whether or not that implication is correct. The "workplace Code of Conduct" is the very essence of the Proposal in that the Board of Directors of the Company is being requested to commit to adopting, implementing and enforcing this document. Placing shareholders in a position of having to speculate as to the existence of the "workplace Code of Conduct" causes the Proposal to violate Rule 14a-8(i)(3) in that it omits essential information and, as a result, constitutes a misleading statement in violation of Rule 14a-9.

Furthermore, during the last year the Staff has taken a consistent position on the omission of shareholder proposals that were substantially similar to this Proposal based on the proposals being vague and indefinite, and therefore potentially misleading. See TJX Companies (March 14, 2001), McDonald's Corporation (March 13, 2001), Kohl's Corporation (March 13, 2001), Revlon, Inc. (March 13, 2001), AnnTaylor Stores Corporation (March 13, 2001) and H. J. Heinz Company (May 25, 2001). In each of the aforementioned proposals the proponents sought to include a set of five human rights principles that were virtually identical to this Proposal, and the same eight ILO Conventions. While the TJX, McDonald's, Kohl's, Revlon and Heinz letters also sought to incorporate the provisions of the SA 8000 Social Accountability Standards, the AnnTaylor Stores Corporation letter referred only to the eight ILO Conventions contained in the instant Proposal. As was the case with each of the letters cited in the previous sentence, the failure of those proponents to describe clearly what was actually being required of the respective companies by the SA 8000 Standards or the ILO Conventions contributed substantially to the vague and indefinite nature of those proposals.

***16** It is also noted that the Staff recently denied no-action relief to PPG Industries with regard to another shareholder proposal involving similar ILO Conventions. See PPG Industries (January 22, 2001). In PPG Industries, the proposal urged the PPG Board of Directors to "adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's (ILO) Conventions on workplace human rights". The proposal in PPG Industries merely requested PPG to create its own "workplace code of conduct" using the ILO conventions as a resource, and not the exclusive resource. PPG management still retained the right and flexibility to fashion a document that could incorporate certain principles from the ILO conventions, while at the same time meeting the needs of its employees around the world. In contrast to the PPG proposal, the instant Proposal requires the board of directors to "adopt, implement and enforce "the workplace Code of Conduct, as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138". It is the "workplace Code of Conduct" that is based on the listed ILO Conventions, and without an adequate explanation and understanding of those Conventions, that Proposal is vague and indefinite.

The Teamsters' Proposal is vague, indefinite and misleading because shareholders will not know the full extent of what it is they are voting on, or how, or indeed to what extent, it will be implemented at all. Shareholders are being asked to accept a proposal that would commit the Company to adopt, implement and enforce the "workplace Code of Conduct", which incorporates the noted ILO Conventions, but does not fairly summarize those Conventions. Furthermore, it is not clear from the language of the Proposal if the Proponents wish to adopt all 180 ILO Conventions, or only the eight that are specifically identified. However, even if the intent is limited to adoption, implementation and enforcement of the eight listed Conventions, the Proposal is still vague and indefinite for failing to describe the numerous Articles (between 10 and 32 Articles) in each of the eight cited Conventions. Additionally, no attempt is made to discuss or reconcile the numerous interpretative difficulties that will have to be resolved by the Company to determine which of the respective Articles actually applies to it as an industrial manufacturing company. For example, Article 1 of Convention 111 (Employment and Occupation) states as follows:

For the purpose of this Convention the term discrimination includes--(a) any distinction, exclusion or preference made on the basis of race, colour, sex, religion, political opinion, national extraction or social origin, which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation.

Article 3 (a) and (b) of that same Convention further states that, "each Member for which the Convention is in force undertakes, by methods appropriate to national conditions and practice--

***17** (a) to seek the cooperation of employers' and workers' organisations and other appropriate bodies in promoting the acceptance and observance of this policy,

(b) to enact such legislation and to procure such educational programmes as may be calculated to secure the acceptance and observance of the policy.

Would DuPont be required to identify and locate all employer and worker organizations, and "other appropriate bodies" within the more than 70 countries in which it operates? Would it then be required to promote acceptance and observance of this policy among all such organizations and "other appropriate bodies", or just the most influential organizations, or possibly selective organizations with which it may have a business history or relationship? Additionally, would DuPont be required to engage in active lobbying efforts in every country in which it operates to change any law to the extent it were deemed to fall short of the annunciated principle?

Finally, with respect to subparagraph 3(b) could DuPont take the position that this entire paragraph is not applicable to it since it has no control over the legislative process in any country, or is the correct interpretation that the first part does not apply, but that DuPont would have to comply with latter portion dealing with promoting "educational programmes...calculated to secure the acceptance of the policy." Regardless of the answers to these inquiries, one thing is unmistakably clear. The shareholders voting on the Proposal would have no understanding of the requirements that they were imposing on DuPont by virtue of their votes for this Proposal.

The text of the Proposal requests that the Company "adopt, implement and enforce the workplace Code of Conduct" which incorporates eight ILO Conventions, and contains sweeping statements regarding child and forced labor, trade unions, collective bargaining and discrimination. The Proposal makes no attempt to define those Conventions, and instead, sets forth only five broad principles that are included therein. Certainly, a statement of five principles as a summary of over one hundred Articles that comprise the eight cited Conventions, does not constitute minimally adequate disclosure under even the most expansive view of adequate disclosure. The fact is that the ILO conventions incorporated in the "workplace Code of Conduct" would place numerous obligations on the Company which shareholders could not possibly know by reading this Proposal.

For example, in AnnTaylor Stores Corporation (March 13, 2001), ILO Convention 138 (Minimum Age Convention) was summarized as follows:

- No Use of Child labor

However, adoption of that convention would have required AnnTaylor Stores Corporation to do the following, none of which appears in the Proposal:

(a) undertake to pursue a national policy to ensure the effective abolition of child labor and raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons;

***18** (b) specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory;

(c) ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years;

(d) determine the minimum age for admission to employment or work that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less that 18 years.

The Teamsters' Proposal contains virtually the same five human rights principles and eight ILO Conventions that were set out in AnnTaylor Stores Corporation. This includes the summary of ILO Convention 138--(Minimum Age Convention) as the principle -

"No use of child labor".

The above example is only illustrative of the extent to which the Proposal is vague and indefinite, and highlights the impossible task shareholders will have in understanding the effect of any vote in connection with this Proposal. One thing, however, is certain. Only by reading the particular ILO Conventions would shareholders have any real understanding of the true impact of adoption of this Proposal.

Based on the foregoing, the Proposal is vague and indefinite and is excludable pursuant to Rule 14a-8 (i)(3).

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it is Related to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a- 8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting."

Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no brightline test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business exclusion"D', but noted that the Staff will make reasoned distinctions relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to the implementation and enforcement of the "Code of Conduct", which is a set of human rights principles incorporating at least eight ILO Conventions. While several of the principles addressed in the ILO Conventions address social policy issues, most of the principles are related directly to the Company's ordinary business operations. For example, the third principle states that "all workers have the right to form and join unions and to bargain collectively." Also, the fourth principle states in part that "workers' representatives...shall have access to all workplaces necessary in carrying out their representation functions." These activities fall clearly within the Company's responsibilities related to its management and labor relations. The fact that the principles deal with numerous ordinary business activities cannot be masked by the Proponents intermingling several social policy concerns. See Wal-Mart Stores, Inc. (March 15, 1999), in which the Staff concurred in omitting a shareholder proposal which requested Wal-Mart to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations.

***19** This Proposal is distinguishable from the proposal discussed in Microsoft (September 14, 2000) and the Oracle Corporation (August 15, 2000) in which the Staff refused to concur in the omission of either proposal under Rule 14a-8 (i)(7). In both Microsoft and Oracle the proposals requested that each company address specific human rights violations in China by adopting certain guidelines, known as the China Principles. These guidelines were specific and targeted only one country--China. By contrast, the instant Proposal, requires implementation and enforcement of at least eight ILO Conventions with over 100 separate Articles, varying application in each of the over 70 countries in which the Company operates, reconciliation of the inevitable conflicts that will arises between the ILO Conventions and the local laws and regulations of the Company's host countries, and all with an overreaching involvement into the Company's ordinary business operations.

Based on the foregoing, the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8 (i)(7).

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because it has been Substantially Implemented and is Moot.

Under Rule 14a-8(i)(10), a proposal may be omitted if the company has already substantially implemented the proposal. To the extent that the Proposal is not excludable pursuant to the rules discussed above, it may be omitted because it has been substantially implemented by the Company.

The Company has had in place for many years a Mission Statement, Guiding Principles, and a Business Conduct Guide addressing many of the issues covered in the ILO Conventions proposed for adoption. These corporate policies and procedures are applicable to all employees in all DuPont businesses around the globe. Copies of the Mission, Principles and Business Conduct Guide are attached at Exhibit C. The Company's Business Conduct Guide, for example, emphasizes the responsibility of each employee to comply with all applicable laws and stresses the Company's zero tolerance policy on discrimination and harassment, a key element of the ILO Conventions. The Mission Statement and Principles set forth the "guiding principles and commonly shares values" under which the Company operates around the world. They articulate in a thorough manner the Company's commitment to safety, ethics and respect for the rights of individuals.

It should also be noted that during 2001, the Company took the significant step of endorsing the Global Compact, an initiative of the United Nations. The Global Compact seeks to have companies and business associations embrace, support, and enact a set of core values in the areas of human rights, labor standards, and environmental practices. The Global Compact contains nine principles, including, among other things, elimination of all forms of forced and compulsory labor, abolition of child labor, elimination of discrimination in respect of employment and occupation, and support of the freedom of association. The principles of the Global Compact address essentially all of the five human rights tenets highlighted in the Proposal. A copy of the page from DuPont's web site discussing the Company's endorsement of the Global Compact and DuPont's commitment to the principles of the Compact, as well as the United Nations brochure describing the Global Compact and its nine principles, are attached at Exhibit C.

*20 Through its endorsement of the Global Compact, DuPont has substantially implemented the objectives of the Proposal. The Proposal therefore is excludable pursuant to Rule 14a-8(i)(10).

For the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from its 2002 Annual Meeting Proxy Materials.

If you have any questions or require additional information, please contact me at (302)-774-9564 or my colleague, Mary Bowler, at (302)-774-5303.

Very truly yours,
Donald P. McAviney

Corporate Counsel and Assistant Secretary

LETTER TO SEC

January 24, 2002

U.S. SECURITY & EXCHANGE COMMISSION

450 FIFTH ST. NW

WASHINGTON D.C. 20549

ATTENTION: OFFICE OF GENERAL COUNSEL

DIVISION OF CORPORATION FINANCE

MAIL STOP 0402 ROOM 4012

Re: Request by E. I. DuPont de Nemours & Company (DuPont) to omit

our proposal from its 2002 Proxy Materials

On November 16, 2001, the Teamsters General Fund (the "Fund" or "Proponent") submitted a proposal to the Company for inclusion in DuPont's 2002 Proxy Materials. On December 31, 2001, DuPont responded with a request to you to allow them to exclude the proposal from its proxy materials.

The Company suggests that the proposal may be eliminated because:

- It is vague, indefinite and misleading;
- It is related to the Company's ordinary business operations; and
- It has been substantially implemented and is moot.

The Fund disagrees on all three accounts.

The Company argues that the proposal is vague, indefinite and misleading, citing Bristol-Meyers Squibb Co (February 1, 1999), in which Bristol Meyers argued that the proposal on the use of fetal materials in product testing was ""false and misleading in that it contains several disjointed statements presented in a rambling fashion." [FN1] The Fund's proposal is succinct and stays within the required 500 word limit.

FN1. 1999 SEC No-Act. LEXIS 105

End of Footnote(s).

The company argues that the Commission's decision on Ann Taylor (March 13, 2001) and others, suggests that the SEC should allow DuPont to omit the proposal. At Ann Taylor, the omitted proposal's resolution read:

Therefore, be it resolved that the shareholders request the board of directors to commit the Company to the full implementation of these human rights standards by its international suppliers and in its own international production facilities and commit to a programs of outside independent monitoring of compliance with these standards. [FN2] [emphasis added]

FN2. 2001 SEC No-Act. LEXIS 384

End of Footnote(s).

The language from the Fund's proposal reads:

The Board of Directors of E.I. DuPont de Nemours & Company (Dupont) shall adopt, implement and enforce the workplace Code of Conduct (Code) as based on the International Labor Organization's (ILO) Conventions 29, 87, 98, 100, 105, 111, 135 and 138 on workplace human rights, which include:

- No use of child labor.
- *21 • No discrimination or intimidation in employment.
- All workers have the right to form and join unions and to bargain collectively.
- Workers' representatives shall not be the subject to discrimination and have access to all workplaces necessary in carrying out their representation functions.
- No use of forced (including bonded or voluntary prison) labor. Employment shall be freely chosen. [emphasis added]

The Company claims that the proposals are substantially similar; in PPG Industries, Inc. (January 22, 2001) [FN3], where the Commission did not concur with PPG, decided that the language is substantially different from Ann Taylor, denied its request of no-action. Ann Taylor refers to and may be read to incorporate the extension provisions of SA-8000; the Fund's Proposal does not. As in the PPG case, DuPont's request for no-action should be similarly denied.

FN3. 2001 SEC No-Act. LEXIS 124

End of Footnote(s).

The Company claims the "Proposal is vague, indefinite and misleading because shareholders will not know the full extent of what it is they are voting on, or how, or indeed to what extent, it will be implemented." Conventions 29 and 105 concern Forced Labor; Conventions 87, 98 and 135 concern the right to form and join unions and to bargain collectively, and application of the principles of collective bargaining; Conventions 100 and 111 concern discrimination; and Convention 138 concerns Child Labor. These principles are outlined in the Proposal, and therefore it is neither vague, nor indefinite nor misleading.

The Company argues that the Proposal should be omitted because it is related to the Company's ordinary business operations. In Associates First Capital Corp. (AFCC) (March 13, 2000), the Commission noted that:

...A shareholder proposal, which requests that this company establish a committee of outside directors to develop and enforce policies to ensure " "that accounting methods and financial statements adequately reflect the risks of subprime lending and...employees do not engage in predatory lending practices" and report to shareholders, may not be omitted from the company's proxy material under rule 14a-8(i)(7) or (i)(10).

In his letter encouraging your office to reject AFCC's request for no action, Attorney Paul M. Neuhauser, on behalf of the Proponents, argued that, contrary to AFCC's assertion that that proposal related to AFCC's "conduct of a legal compliance programs," the proposal went "beyond what is required by law and [[asks AFCC] to establish policies which are ethical (not merely legal)." [FN4] Neuhauser concludes that "[s]ince the proposal raises an important policy issue ... with voluntary actions, it is not excludable by Rule 14a- 8(i)(7)." [FN5]

FN4. 2000 SEC No-Act. LEXIS 314

FN5. 2000 SEC No-Act. LEXIS 314, letter from Attorney Neuhauser, dated February 16, 2000.

End of Footnote(s).

Your office rejected DuPont's request for no action under Rule 14a-8(i)(7) in March, 2000. [FN6] In its request for no action, DuPont refers to the SEC Release No. 34-40018, May 21, 1998 (May 1998 Release) more than once:

FN6. 2000 SEC No-Act. LEXIS 339

End of Footnote(s).

*22 The exclusion reaches proposals that seek to "micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed decision."

...since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate.

In addition, as a result of extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on employment related proposals that raise sufficiently significant social policy issues. [FN7]

FN7. 2000 SEC No-Act. LEXIS 339, letter from DuPont's Senior Counsel, Peter C. Mester, December 27, 1999.

End of Footnote(s).

This Fund's Proposal does NOT ask shareholders to "micromanage" the Company. In fact, the Proposal raises "sufficiently significant social policy issues," speaking to the Commission's May 1998 Release, in that this employment related Proposal offers DuPont shareholders "an opportunity to express their views to [[DuPont's] management."

The Company argues that the it should be allowed to omit the Proposal because it has been substantially implemented and is moot. In its defensive use of 14a-8(i)(10), the Company claims that its Mission Statement, Guiding Principles and Business Conduct Guide address the issues of the Proposal. It further defends itself because, in 2001, it claims to have taken a significant step in endorsing the Global Compact.

The Global Compact is a set of principles developed by the United Nations and promoted by its Secretary-General, Kofi Annan. According to the UN website:
The Global Compact is not a regulatory instrument or code of conduct, but a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialogue to identify and disseminate good practices based on universal principles. [FN8] [emphasis added]

FN8. http://www.unglobalcompact.org/un/gc/unweb.nsf/content/whatitis.htm

End of Footnote(s).

In short, adoption of the Global Compact does NOT bind the Company, the Company's employees, or the Company's international operations and to any Code of Conduct. Retail businesses call it "window dressing." And, while DuPont endorses the window dressing (in principle), it doesn't commit the Company to anything beyond what is already Company policy and practice.

In its publication titled Sustainable Growth 2001 Progress Report: Creating Shareholder and Societal Value... While Reducing Our Footprint Through the Value Chain, [FN9] DuPont boasts its early support of the United Nations Global Compact "in principal." "We [endorsed the Compact at a 'principle' level], recognizing that implementation .. would need to be applied within ... a way consistent with our current policies and practices." [emphasis added] In other words, the Company agrees to the non-binding Compact, but only in principle, and, provided it does not effect any changes in its current policies and practices.

FN9. Available on the DuPont website's investor center's investor publications. www.dupont.com/corp/news/publications/index.html.

End of Footnote(s).

*23 In its argument against the Fund's Proposal last year, DuPont stated that it "is supportive of the general intent of the proposal ... The Company also meets with advocates of codes to explore issues of mutual concern. These efforts will continue." [FN10] The Fund found the Company's efforts at meeting with advocates nonexistent. In the Fund's Supporting Statement for this year, we noted the Company's failure to meet with such advocates [FN11], and that the Fund is returning again this year precisely because the Proposal is NOT substantially implemented and, therefore, it is germane.

FN10. DuPont Proxy, 2001.

FN11. "... the Company has missed opportunities to meet with advocates. Last year, the Proponent asked DuPont to meet with several interested parties to discuss the American Chemistry Council's (ACC) "no position" decision on the proposed Memorandum of Understanding (MOU) on Safety & Health as part of the overall two-year negotiations between the International Federation of Chemical, Energy, Mining and General Workers' Unions' (ICEM) and the International Council of Chemical Associations (ICCA) - of which ACC is a part. The MOU was intended to give credibility to the Responsible Care program. By taking its position, the ACC decided that an enforceable program wasn't worth an MOU. 'The US chemical industry... deliberately destroyed this international process,' said ICEM General-Secretary Fred Higgs.

"Dupont's failure to meet negates its argument against this proposal."

Also see letter from the Fund (attached), dated April 9, 2001, encouraging DuPont to engage in discussions with advocates.

End of Footnote(s).

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Fund urges you to protect DuPont's shareholders who support its Proposal on a workplace code of conduct based on the ILO Conventions mentioned, and, by extension, all shareholders who take an interest in Corporate Governance, by denying the Company's request for no-action.

Thank you,

Sincerely,
C. Thomas Keegel

General Secretary-Treasurer

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 11, 2002

Publicly Available March 11, 2002

Re: E.I. du Pont de Nemours

Incoming letter dated December 31, 2001

The proposal provides that the board of directors shall adopt, implement and enforce the workplace Code of Conduct as based on the International Labor Organization's conventions on workplace human rights that are specified in the proposal.

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(3) Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3)

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

***24** We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a- 8(i)(10).

Sincerely,

Grace K. Lee

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 537974 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Target Corporation
Publicly Available April 1, 2002

LETTER TO SEC

February 25, 2002

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Target Corporation;

New York City Employees' Retirement System, New York City Teachers'

Retirement System, New York City Police Pension Fund, and the New York City

Fire Department Pension Fund Shareholder Proposal

To Whom It May Concern:
I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds") in response to the January 25, 2002 letter sent to the Securities and Exchange Commission by the Vice President of Law of Target on behalf of Target Corporation ("Target" or the "Company"). In that letter, Target contends that the Funds' shareholder proposal (the "Proposal") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

Target argues that the Proposal may be omitted under Rule 14a-8. I have reviewed the Proposal, the January 25, 2002 letter, and relevant Commission decisions. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Target's 2002 Proxy Materials. Accordingly, the Funds respectfully request that the Division deny the relief that Target seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses describe: (a) five internationally recognized ILO workers' rights standards relating to trade unions and collective bargaining, worker representation, discrimination, child, prison and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:
Therefore, be it resolved that the company commit itself to the implementation

of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and hold its international suppliers to a code of conduct based on a limited number of specified human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Funds' Response

Target has requested that the Division grant "no-action" relief pursuant to two provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(10), which permits a company to omit a shareholder proposal that has been substantially implemented; and (2)Rule 14a-8(i)(3), which prohibits false and misleading statements. Pursuant to Rule 14a-8(g), Target bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal May Not be Excluded Under Rule 14a-8(i)(10) as it is has not been Substantially Implemented

***2** Target argues that since it has policies that govern the operations and employment practices of its domestic and international vendors and international suppliers - (collectively "Target Vendor Policies") and that these polices, in the Company's opinion, cover "substantially all of the items outlined in the Proposal", it has substantially implemented the Proposal. Target further argues its Vendor Policies contain company and outside monitoring provisions to ensure compliance and that this further evinces substantial implementation of the Proposal.

However, the Division has viewed as proper shareholder action such proposals as the Sullivan Principles, the CERES Principles, the MacBride Principles, and proposals containing global human rights standards, regardless of whether a company had an existing code of conduct in place that touched on some of the concerns set forth in the proposals.

For example, In PPG Industries, Inc. (January 22, 2001), PPG was denied "no-action" relief in its attempt to omit a proposal virtually identical to the Proposal at issue here. PPG argued the proposal had been substantially implemented because along with applicable U.S. laws it was required to follow, it had an Equal Employment Opportunity policy, a Global Code of Ethics that required compliance with local foreign law as a minimum standard, and monitoring by the company to ensure compliance. PPG also noted that its code of ethics called for observing PPG standards that went beyond the local foreign minimum. The proponents in PPG, however, pointed out that PPG's code made no reference to the right to form and join trade unions or the right for workers' representatives to carry out their functions. The proponents further argued that the company's general statements about following local foreign laws and sometimes following applicable higher PPG standards fell "far short of the specificity on the cited topics" that their resolution sought. The proponents prevailed.

Similarly, in Oracle Corporation (August 15, 2000) (the Division denied Rule 14a-

8(i)(10) relief even though Oracle argued that a proposal to adopt "U.S. Principles for Human Rights of Workers in China" was substantially implemented because it already had in place its own code of conduct, an employee handbook and it followed applicable law.). The proponents in Oracle also cited specific elements of their resolution that were not addressed in the company's code of conduct. See also Texaco Inc., (January 30, 2001) (Staff refused to allow the company to omit a proposal similar to the one at issue here on Rule 14a-8(i)(10) grounds; proponents argued the company's policies did not address each element of the proposal and the elements that were addressed by the company did not offer the same degree of protection as the ILO code principles).

As in PPG, Target's Vendor Polices do contain references to some of the specifics covered in the Fund's Proposal, but some points are not specifically addressed at all or are not as comprehensive or specific and/or do not offer as much protection. Firstly, it is not clear what function Target's Statement of Vendor Compliance, which covers slightly more ground than its Standards of Vendor Engagement, has. For example, the Statement of Vendor Compliance mentions the Company is "opposed" to prison labor, but the Standards of Vendor Engagement is silent on this issue. It is not clear if both documents are supposed to be followed. Even assuming that Target's international vendors and suppliers must follow both of these documents, there are still significant differences between Target's Vendor Policies and the Proposal. There is, for example, no reference to the Proposal's first two points involving the right to form and join trade unions, or the right of worker representatives to carry out their functions. Target's argument that this issue is covered because its suppliers must follow the laws of the United States as well as foreign labor laws is of no consequence. The laws of the United States are inapplicable to most foreign nations. Additionally, even if there are laws in place on some of these labor rights in the foreign countries, they are rarely, if ever, enforced. For example, even though the China constitution provides for "freedom of association," in practice, this right does not actually exist. See U.S. Department of State Report -"China: Country Reports on Human Rights Practices - 2000 (hereinafter "State Department Report"). [FN1]

FN1. This report was obtained form the Department of State website: www.state.gov.

End of Footnote(s).

*3 Moreover, the discrimination provision in Target's Vendor Policies is not as comprehensive as the one in the Proposal. Target's policy "encourage[s their] business partners to eliminate discrimination in the workplace", whereas the Proposal calls for no discrimination and equal opportunity "regardless of race, color, sex, religion, political opinion, age nationality, social origin, nationality, or other distinguishing characteristics." Furthermore, the Proposal calls for the Company to implement a code of conduct based on five ILO standards, which are often higher than the laws of the country where the suppliers are doing business. The Proposal is more forceful in its language than Target's Vendor Policies in that it commits the Company to implement standards.

Moreover, Target's Vendor Policies are either enforced by Target or by outside monitoring. The Funds learned in a meeting with Target that only twenty percent of its monitoring of its Vendor Policies is done by outside entities. The Proposal, however, calls for total independent monitoring by a "respected human rights" or "religious organizations" to ensure compliance with standards. Self- policing to ensure compliance with standards has not been successful. Overseas vendors and suppliers Target contracts and does business with have been linked to human rights violations. See Sun-Sentinel (Fort Lauderdale, February 13, 2002) (where factory in Guatemala that Target contracts with is accused of ""persistent sex discrimination and abuse" of women). See also Los Angeles Times (October 18, 2001) (where Target was sued for "knowingly buying and marketing products made under substandard conditions." Eighteen other retailers named in the lawsuit, including Calvin Klein and Tommy Hilfiger have settled for $8.5 million and have agreed to outside independent monitoring).

In sum, the Proposal is more proactive, comprehensive and specific and offers more protection than Target's Vendor Policies and contains significant elements Target's standards do not. Additionally, the facts show that Target has not even substantially implemented its Vendor Policies and that its blend of mostly Company monitoring with some outside monitoring has not been successful.

B. The Proposal is Not False or Misleading and May Not Be Omitted Under Rule 14a-8(i)(3).

Target argues that the Proposal is false and misleading because one of the Whereas clauses states Target has "extensive overseas operations" but Target claims it only has "limited operations and presence overseas" and that it does not have any "international production facilities." Additionally, Target argues that the Proposal, which discusses violations of human rights in overseas operations, may mislead shareholders into thinking the Company "sanctions the existence of sweatshop conditions ... in its own U.S. corporate overseas operations, which the Proposal implies to exist." Target further argues that the Proposal is vague and misleading because the shareholders would be unable to determine what actions or measures the Proposal would require if implemented.

***4** Target's arguments regarding its limited overseas presence and not having an international production facilities are specious at best. Target enters into contracts for production of goods overseas. According to Target's own audit sheets and compliance materials, it has numerous contracts with vendors and suppliers in China. A recent report by the National Labor Committee entitled "Made In China: The Role of U.S. Companies In Denying Human Worker Rights" (2000) (hereinafter "NLC Report") documents the horrific working conditions and human rights violations in Chinese factories. According to Target's Company Information sheet, it also has vendors and suppliers in other countries known for violating workers' human rights, such as Guatemala, Nicaragua, and Saipan. In all, Target has contracts with vendors and suppliers in 46 countries, and in each of these countries, there are six or more factories Target does business with. Target also does business in an undisclosed number of countries where there are five or fewer factories. In fact, Target argues that its Vendor Policies are similar to the Proposal and that it has substantially implemented the Proposal and therefore should not have to include the Proposal in its proxy materials. Although, as was discussed above, I do not believe the standards in place are similar or have been substantially implemented, the point here is that Target obviously believed it needed to have standards for its overseas suppliers. The claim that these resources are not "international production facilities" and that it does have ""extensive overseas operations" and thus the Proposal is misleading is based solely on semantics and must be rejected.

Additionally, Target's shareholders would not be misled by the implication that Target supports sweatshops. In K-Mart Corporation (March 16, 2001), Staff denied K-Mart's request to omit a similar proposal to the one at issue here under 14a-8(i)(3). K-Mart argued that "[t]he language and imagery contained in the majority of the "Whereas" clauses carries with it the implication that the Company actually buys goods produced in sweatshop conditions where human rights abuses and unfair labor practices are rife." In response, the proponents pointed out just one article that appeared in the Milwaukee Journal Sentinel (on February 24, 2001) a few days before the writing of their letter that reported an investigation by the U.S. General Accounting Office into alleged human rights violations by one of K-Mart's overseas suppliers. The proponents prevailed.

Here, Target has been linked to corporate violations of human rights overseas in television and written stories. For example, See Toys of Misery - A Report on the Toy Industry in China (January 2002) (discussing the horrific conditions and miniscule wages paid to Chinese toy factory workers). [FN2] See also the articles in the Sun-Sentinel and Los Angeles Tines Discussed above. See also the NLC Report. Many shareholders are no doubt well aware of the publicity Target has received, and is still receiving in the area of human rights violations and its overseas suppliers, so the Proposal would not mislead shareholders.

FN2. This report was printed form the NLC's website: www.nlcnet.org.

End of Footnote(s).

*5 Finally, Target's argument that the Proposal is so vague and misleading that if it were adopted the shareholders would be unable able to determine what actions or measure it requires must be rejected. The Company underestimates the intelligence of shareholders by assuming that they will not be able to comprehend the concept and intent of the Proposal. The Proposal is concise and clear; by its terms it requires the Company to commit to (1) implementing a code of conduct for itself and its international suppliers that is based on a set of well-defined principles, and (2) establishing outside monitoring and verification compliance. In fact, the Commission has agreed the Proposal is clear, as it has recently allowed an identical proposal submitted by the New York City Employees' Retirement System and the New York City Teachers' Retirement System (two of the retirement systems submitting the Proposal at issue here) to be included in a proxy statement, despite the company's argument that it should be omitted under Rule 14a-8(i)(3). See The Stride Rite Corporation (January 16, 2002). See also PPG Industries (where Staff declined to omit a virtually identical proposal to the Proposal at issue here under Rule 14a-8(i)(3) grounds).

The decisions cited by the Company to support exclusion on Rule 14a-8(i)(3) grounds are readily distinguishable. For example, in Bristol-Meyers Squibb Company (February 1, 1999), the excluded proposal was wholly incomprehensible, asking that the Corporation "adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction of their lives." The proposal contained "several disjointed statements presented in a rambling fashion" and included references to both the Bible and Roman law. Similarly, in Philadelphia Electric Company (July 30, 1992), the proposal that was excluded provided that "a Committee of small stockholders of limited members 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." As the Corporation in that instance wrote, the statement is subject to innumerable interpretations; ""the reader is left without a clear understanding of what is intended."

Target argues it does not understand what independent monitoring means and it wonders whether it should repeal its existing code of conduct. The Proposal is clear and well-defined; it directs the Company to implement a code of conduct ""based on" the five ILO principles. The Proposal recognizes that companies should manage their own day- to day operations, so it gives them guidance, but gives them leeway to adopt standards. Whether Target should repeal the standards it has in place is totally up to Target. As Target may be aware, proposals almost identical to the one here that have the directed companies to do "full implementation" of the ILO standards have been rejected by the SEC because the language was too restrictive. See e.g. Revlon, Inc. (March 13, 2001). Target executives are very capable of deciding what do with their code of conduct. As for the independent monitoring, the Proposal calls for it by ""respected human rights and religious organizations." Again, this sets up guidelines for companies but lets them choose who the independent outside monitors are. Target executives are up to this task. If the language in the Proposal were more restrictive, Target, as other companies have done successfully in the past, would have argued that it was being "micro-managed." This Proposal, as evidenced by the SEC decision in Stride Rite, finds the right balance in guiding the companies in the area of human rights standards and independent monitoring for overseas suppliers.

***6** Accordingly, the Proposal should not be omitted under Rule 14a- 8(i)(3).

Conclusion

For the reasons stated above, the Funds respectfully submit that Target's request for no-action relief be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,
Samantha M. Biletsky

Associate General Counsel

THE CITY OF NEW YORK

Office of the Comptroller

1 Centre Street

New York, N.Y. 10007-2341

ENCLOSURE

January 25, 2002

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

JUDICIARY PLAZA

450 FIFTH STREET N.W.

WASHINGTON, D.C. 20549

Re: Shareholder Proposal Submitted by the City of New York Office of the Comptroller

Ladies and Gentlemen:
I am writing on behalf of Target Corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Comptroller of New York City (the "Proponent") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponent's letter transmitting the Proposal. A copy of this letter also is being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal.

The Proposal relates to global workers' rights. It calls for the Company to implement a code of corporate conduct for its international suppliers and production facilities based upon certain listed United Nations' International Labor Organization ("ILO") human rights principles (collectively, the "ILO Principles").

The full text of the Proposal is attached hereto as Exhibit A.

II. Summary.

The Company believes that the Proposal may properly be omitted from its Proxy materials: (1) pursuant to Rule 14a-(i)(10), because the Proposal has been substantially implemented by the Company; and (2) pursuant to Rule 14a- 8(i)(3), because the Proposal is vague and misleading and thus violates Rule 14a-9.

III. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

Rule 14a-8(i)(10) provides that any proposal which has been substantially implemented may be omitted from a company's proxy materials. It is well recognized that a company need not implement a proposal word-for-word in order to have it excluded as substantially implemented under Rule 14a-8(i)(10), but rather must only demonstrate that its particular policies, practices, and procedures compare favorably with the guidelines of the proposal. Texaco, Inc. (March 28, 1991);

Exchange Act Release No. 34-20091 (August 16, 1983).

*7 The Company currently has in place formal, widely-communicated policies and procedures that govern the operations and employment practices of its domestic and international vendors and suppliers. These standards are clearly stated in the Company's Standards of Vendor Engagement and in the Company's Statement on Vendor Compliance (collectively, the "Target Vendor Policies"). Through its previous adoption of these policies, the Company believes that it has already substantially implemented the Proposal. Copies of the Target Vendor Policies are attached hereto as Exhibit B.

While they are not identical to the ILO Principles, the Target Vendor Policies go well beyond the bare-bones principles that the Proponent seeks to have serve as the basis of a new code of conduct for the Company. The Target Vendor Policies include substantially all of the items outlined in the Proposal, but also address the following significant workplace issues: health and safety, disciplinary practices, reasonable working hours, overtime, fair wages, and misrepresentation of the country of origin of goods. Although the Proposal does not clearly state a standard for implementing the ILO Principles (see section IV, below), if the Company followed the Proponent's request and adopted a code of conduct based upon the far-narrower ILO Principles, the Company would be required to scale back or delete the important parts of its policies cited above.

On an individual basis, where the ILO Principles overlap with the Target Vendor Policies, the Target Vendor Policies typically provide much greater clarity and detail. For example, the fifth ILO Principle simply states that ""(t)here shall be no use of child labor." The statement does not define "child labor" and does not address special circumstances. The Target Vendor Policies, however, incorporate the flat prohibition on child labor but go beyond the ILO Principles by explaining what is meant by "child labor" and clarifying the Company's stance on legitimate apprenticeships. If the Company changes its policy to match the ILO Principle, it would needlessly introduce greater ambiguity and lessen the protection provided by the current standard.

The remaining portions of the ILO Principles are also substantially addressed in the Target Vendor Principles. Although the wording of the Target Vendor Policies may vary slightly from the ILO Principles, in substance they mirror virtually every aspect of the ILO Principles. In fact, the only variation of any arguable substance between the ILO Principles and the Target Vendor Policies is that the Target Vendor Policies do not specifically recognize the rights of employees to form and join "trade unions." This issue is addressed through the Target Vendor Policies' requirement that vendors and suppliers adhere to all local laws and all of the laws of the United States relevant to the Company's business, including labor laws and regulations. Since both the right to form and join unions are governed by United States labor laws, and in many cases by foreign labor laws as well, the Target Vendor Policies inherently include these principles.

*8 The final part of the Proposal calls for the Company "to commit to a program of outside, independent monitoring of compliance" with the ILO Principles. Again, the Company has already implemented programs which accomplish the objective of ensuring compliance. Specifically, the Company has adopted pre-contract review procedures that must be followed before any supplier is approved. In addition, the Company has a Corporate Compliance Organization that enforces the Standards of Vendor Engagement. The Compliance Organization conducts random audits of vendor and subcontractor manufacturing facilities. The compliance staff includes full-time, foreign-based Company auditors whose activities are supplemented through the use of independent, third-party auditors and information gathered from other Company personnel. The Company believes that its current programs, which include a combination of inside and outside monitoring, have worked effectively and compare favorably to the procedures sought in the Proposal.

For the foregoing reasons, the Company respectfully asserts that it may omit the Proposal from its Proxy Materials pursuant to Rule 14a-(i)(10) because it has been substantially implemented. Although the wording of the Target Vendor Policies may not be identical to the ILO Principles, in substance the Target Vendor Policies compare favorably to the ILO Principles as required by the Texaco standard.

IV. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it violates the Commission's proxy rules.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains vague, false, and misleading statements. A shareholder proposal may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Id. The staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite, and, therefore, potentially misleading." A proposal is sufficiently vague and indefinite to justify its exclusion where ""neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires." Philadelphia Electric Co. (July 30, 1992); see also Bristol-Myers Squibb Co. (February 1, 1999); IDACORP, Inc. (January 24, 2000).

The Proposal fails to meet the Commission's standards for clarity and truthfulness on several counts. For example, the first "Whereas" clause in the Proposal states that "Target Corporation currently has extensive overseas operations." This is simply untrue. In fact, the Company has only limited operations and presence overseas. In fiscal 2001, fewer than one half of one percent of the Company's workforce was based overseas. Contrary to the suggestion of the Proposal, neither the Company nor any of its affiliates or subsidiaries, owns, operates, leases, oversees or otherwise runs any ""international production facilities." In light of the foregoing, the suggestion that the Company "has extensive overseas operations" is both false and misleading in violation of Rule 14a-9.

***9** The second "Whereas" clause contained in the Proposal clause is misleading for similar reasons. It contains inflammatory language about reports of human rights abuses, the use of child labor, "sweatshop" conditions and the denial of labor rights, all in "U.S. corporate overseas operations." Shareholders reading the Proposal may be concerned that the Company sanctions the existence of sweatshop conditions, and that it does so in its own "U.S. corporate overseas operations," which the Proposal implies to exist. As described above, the Company neither owns nor operates any international production facilities. Thus, the inclusion of this language in the proposal is wholly inapplicable to the Company and could only serve to mislead shareholders.

The Proposal is also vague and misleading because shareholders would be unable to determine what actions or measures the Proposal would require if implemented. For example, it calls for the Company "to commit to a program of outside, independent monitoring of compliance with these standards." The fourth "Whereas" clause states that other companies have implemented monitoring programs using "respected human rights and religious organizations." The Proposal, however, fails to define what would constitute "independent monitoring" or who would qualify as an independent monitor. For example, if the Company employed its independent outside accounting firm as a monitor, it is unclear whether the fact the Company pays a fee to perform such services would prevent the firm from being considered independent or whether the Company would be required to hire a social organization that would not charge a fee for such monitoring. It is also unclear what is meant by a "respected" human rights organization. Certainly the concept of "respect" is subjective enough so that even if the Company hired an outside monitor that it considered to be ""respected," its decision would still be vulnerable to criticismfrom the Proponents that although an "independent" monitor has been hired, it was not significantly "respected" by the Proponent or others.

As discussed in Section III, above, the Company already has adopted measures which address virtually all aspects of the Proposal. It is unclear from the Proposal whether the Proponent would like the Company to repeal the Target Vendor Policies (especially where they go beyond the proposed standards) or to adopt a second largely duplicative code of conduct to which it would also be bound. Because the Proposal offers the Company no guidance in this respect, as well as for the reasons outlined above, the Proposal is so incomplete as to be vague, indefinite, and misleading within the scope of Rule 14a-9, and therefore subject to exclusion under Rule 14a-8(i)(3).

V. Conclusion.

In light of the above, the Company believes that the Proposal may be omitted from the Proxy Materials based upon either of the following grounds: (1) the Proposal has already been substantially implemented; and (2) the Proposal is vague and indefinite and therefore violates the Commission's proxy rules. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning theses matters prior to the issuance of your response.

***10** Very truly yours,
Timothy R. Baer

Vice President, Law

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 1, 2002

Publicly Available April 1, 2002

Re: Target Corporation

Incoming letter dated January 25, 2002

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

We are unable to concur in your view that Target may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised to delete the first Whereas clause. Accordingly, we will not recommend enforcement action to the Commission if Target omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a- 8(i)(3).

We are unable to concur in your view that Target may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Target may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of itsintention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 975860 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Revlon, Inc.
Publicly Available April 5, 2002

LETTER TO SEC

February 1, 2002

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Revlon, Inc., Commission File No. 1-11178,

Omission Pursuant to Rule 14a-8 of a

Shareholder Proposal Submitted by the

New York City Employees' Retirement System,

the New York City Teachers' Retirement System,

the New York City Fire Department Pension Fund,

and the New York City Police Pension Fund

Ladies and Gentlemen:

I am writing on behalf of Revlon, Inc., a Delaware corporation (the ""Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (together, the ""Current Proposal") submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund (collectively, the "Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponents' letter transmitting the Current Proposal (the "Proposal Letters"). A copy of this letter also is being sent to the Proponents as notice of the Company's intent to omit the Current Proposal from the Proxy Materials.

I. The Current Proposal.

The Current Proposal is substantially similar to the shareholder proposal the Company received from one of the Proponents, the New York City Teachers' Retirement System, last year (the "Prior Proposal"). The Company omitted the Prior Proposal from its proxy materials for its 2001 annual meeting of shareholders based upon the Staff's concurrence with the Company's view that the Prior Proposal was vague and indefinite and the Staff's determination that it would not recommend enforcement action if the Prior Proposal were omitted in reliance on Rule 14a-8(i)(3). The Current Proposal consists of six "Whereas" clauses relating to the desirability of corporations adopting certain unspecified standards [FN1] that incorporate the conventions of the United Nation's International Labor Organization ("ILO") on workplace human rights (the "ILO Conventions"). The six "Whereas" clauses are followed by a paragraph stating:

FN1. As further discussed in Section 3A, the reference to "these standards" in the fifth "Whereas" clause of the Current Proposal has no context since there are no references to any standards in the preceding "Whereas" clauses of the Current Proposal. It appears that this may have resulted from the inadvertent deletion of the fifth "Whereas" clause in the Prior Proposal which referenced the SA8000 Social Accountability standards that were established by the Council on Economic Priorities.

End of Footnote(s).

***2** Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The full text of the Current Proposal is set forth in the letter from the Proponents attached hereto as Exhibit A. The full text of the Prior Proposal is attached hereto as Exhibit B. A copy of the eight ILO Conventions listed as examples in the Current Proposal is attached as Exhibit C and a list of all 184 of the ILO Conventions is included as Exhibit D. Because the full text of all 184 ILO Conventions consists of more than 1250 pages, we have not included them as an exhibit; however, we will provide them at your request. [FN2]

FN2. For your reference, the full text of the ILO Conventions is available at http://ilolex.ilo.ch:1567/english/index.htm (visited on Jan. 29, 2002).

End of Footnote(s).

II. Summary.

This letter is to inform you, pursuant to Rule 14a-8(j), that the Company intends to omit the Current Proposal from its Proxy Materials. The Company believes that the Current Proposal may properly be omitted because: (a) pursuant to Rule 14a-8(i)(3), the Current Proposal violates the Commission's proxy rules and (b) pursuant to Rule 14a-8(i)(10), the Current Proposal has already been substantially implemented and as a result has been rendered moot.

III. The Current Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Violates the Commission's Proxy Rules.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy statement where "the proposal or supporting statement is contrary to any of the Commission's proxy rules." Like the Prior Proposal, the Current Proposal may properly be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3) because it violates Rule 14a-9, Rule 14a- 8(i)(6) and Rule 14a-8(d). The Current Proposal violates Rule 14a-8(i)(3) because it is vague, indefinite and misleading and, thus, in violation of Rule 14a-9. Moreover, due to its vague and indefinite nature, the Current Proposal violates Rule 14a-8(i)(6), which requires that in implementing a proposal, a company must be able to determine with "reasonable certainty" what actions or measures the proposal requires. Finally, the Current Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

A. The Current Proposal Should Be Excluded Under Rule 14a-8(i)(3) Because It is Vague, Indefinite and Misleading and, Thus, in Violation of Rule 14a-9.

The Staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (Feb. 1, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); Philadelphia Electric Co. (July 30, 1992) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal); Occidental Petroleum Corp. (Feb. 11, 1991) (the Staff concurred in the omission of a proposal under the predecessor of Rule 14a-8(i)(3) where "any actions ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the actions envisioned by the shareholders upon voting on the proposal").

***3** The Staff has recently extended this position to shareholder proposals very similar to the Current Proposal. In fact, in six no-action letters issued in March and May 2001 (including a no-action letter issued to the Company with respect to the Prior Proposal), the Staff concurred with the view that shareholder proposals very similar to the Current Proposal could be omitted under Rule 14a-8(i)(3) because they were vague and indefinite. See Revlon, Inc. (Mar. 13, 2001); TJX Companies (Mar. 14, 2001); Kohl's Corporation (Mar. 13, 2001); McDonald's Corporation (Mar. 13, 2001); AnnTaylor Stores Corporation (Mar. 13, 2001); and H.J. Heinz Company (May 25, 2001).

The Current Proposal has been slightly modified from the Prior Proposal, presumably in an effort by the Proponents to circumvent the position the Staff took in the no-action letters cited in the preceding paragraph. These modifications include the deletion of the fifth "Whereas" clause in the Prior Proposal, which referenced a program of independent monitoring known as the SA8000 Social Accountability Standards that was established by the Council on Economic Priorities (the "SA8000 Standards"). [FN3] The only other modification at issue is that the resolve clause in the Prior Proposal demanded "that the company commit itself to the full implementation of the aforementioned human rights standards," while the resolution in the Current Proposal requests that ""the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards." As discussed below, however, these modifications have not cured the vagueness and indefiniteness of the Prior Proposal.

FN3. As previously indicated, due to this deletion, it is not clear what ""standards" are being referred to in what is now the fifth "Whereas" clause of the Current Proposal.

End of Footnote(s).

The Current Proposal is vague, indefinite and misleading because it requests that the "company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards," but does not clearly identify or fairly summarize what those standards are for the Company and its shareholders. Moreover, due to the broad scope of the ILO Conventions and the fact that they set forth guidelines for governments, rather than companies, to follow, it is virtually impossible to discern what a "code of corporate conduct based on" the ILO Conventions would entail. As a result, the Company and its shareholders will be unable to fully comprehend what actions or measures by the Company should be taken in the event that the Current Proposal were approved nor the costs that the Company would incur in implementing the Current Proposal. In addition, the actions and costs contemplated by one shareholder may significantly differ from those contemplated by another shareholder. Furthermore, the actions ultimately taken by the Company in implementing a "code of corporate conduct based on" the ILO Conventions may differ significantly from actions contemplated by shareholders in voting on the Current Proposal.

***4** The vague, indefinite and misleading nature of the Current Proposal results from numerous deficiencies, which include the following:

First, the resolution in the Current Proposal requests that the "company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards," but does not clearly identify those standards for the Company and its shareholders. Presumably, the reference to the "aforementioned ILO human rights standards" in the resolution is referring to the fifth "Whereas" clause, which provides that "these standards incorporate the conventions of the ILO on workplace human rights which include the following principles" (emphasis added). The underscored language creates at least the following two ambiguities: First, the reference to "these standards" has no context since, as previously noted, there are no references to any standards in the preceding "Whereas" clauses of the Current Proposal. Second, the language "which include" appears to require the Company to implement a code of conduct based on all of the ILO Conventions, rather than just the five broad principles citing eight ILO Conventions which are specifically referenced in the fifth "Whereas" clause. The

ILO Conventions, which number more than 180 and contain in excess of 3,800 articles and 1,250 pages, date from 1919 to the present and cover such divergent topics as the "Forty Hour Week Convention," ""Holidays with Pay Convention," "Maternity Protection Convention," "Vocational Rehabilitation and Employment (Disabled Persons) Convention," "Home Work Convention," "Night Work (Women) Convention," "Weekly Rest Convention," ""Equality of Treatment (Accident Compensation) Convention," and the "Sickness Insurance (Industry) Convention." [FN4] Certainly, a statement of five principles as a summary of the hundreds of ILO Conventions which cover a myriad of subjects not mentioned in the Current Proposals does not pass muster under even the most expansive view of minimally adequate disclosure. Consequently, the Current Proposal is excludable pursuant to Rule 14a-8(i)(3) because by failing to clearly identify those standards on which a new code of corporate conduct should be based upon, [FN5] the shareholders will not know from the face of the Current Proposal what standards they are being asked to consider and upon what they are being asked to vote nor the costs that the Company would incur in implementing the Current Proposal.

FN4. See Exhibit D for a complete list of the ILO Conventions.

FN5. As discussed in Section IV hereof, the Company has an extensive, worldwide current Code of Business Conduct and compliance program.

End of Footnote(s).

Second, even if the Proponents intended to incorporate only the five broadly framed human rights principles and the eight ILO Conventions which specifically are referenced in the fifth "Whereas" clause, the Current Proposal is still vague, indefinite and misleading because it fails to adequately summarize those principles and conventions. Each enumerated principle fails to address the obligations imposed by the accompanying reference to the ILO Conventions. As stated above, each individual convention contains numerous articles that the proposed new code of conduct would be required to be based upon. Indeed, each ""single" convention is four to ten pages in length and contains up to 33 separate articles. [FN6] Consequently, because the Current Proposal does not adequately summarize the ILO Conventions, shareholders would not know the numerous requirements imposed thereby without expending the significant amount of time and energy that would be required to locate and read the ILO Conventions.

FN6. The eight ILO Conventions which are cited in the Current Proposal by themselves include 140 articles and aggregate 46 pages.

End of Footnote(s).

***5** Third, the Current Proposal also is vague, indefinite and misleading because it fails to describe the true nature and purpose of the ILO Conventions. Even if shareholders undertook to locate and read the ILO Conventions, it is virtually impossible to discern what a "code of corporate conduct based on" the ILO Conventions would entail. This ambiguity results from the fact that the ILO Conventions (including the 140 articles in the eight conventions which are specifically referenced in the Current Proposal) relate to many topics that either are not applicable or are at best remotely applicable to the Company's operations and contain guidelines that have been designed for governments, rather than companies, to follow. [FN7] By reading the Current Proposal, a shareholder would likely assume that the ILO Conventions are a list of uncontroversial "human right standards" that could be used to form the basis of a new code of conduct for the Company. The ILO Conventions, however, are not a list of human rights standards. Rather, they are a set of conventions designed to be adopted by governments to form the basis of legislation on labor and social matters. [FN8] In addition, the ILO Conventions are far from uncontroversial, as evidenced by the fact that the United States has adopted only 14 of the 184 ILO Conventions and only one of the ILO Conventions that is specifically enumerated in the Current Proposal (Convention 105 - Abolition of Forced Labor). Consequently, because shareholders would not know from the face of the Current Proposal the true nature and purpose of the ILO Conventions, they would not know what they are being asked to consider and upon what they are being asked to vote. In addition, even if shareholders located and read the ILO Conventions, because the ILO Conventions are designed for governments rather than companies, shareholders would not be able to comprehend what actions and measures the Company would be required to take in the event the Current Proposal were approved nor the costs that the Company would incur in implementing the Current Proposal. Moreover, any action taken by the Company in response to the approval of the Current Proposal would have to be made without clear guidance from the Current Proposal and the ILO Conventions and, consequently, in possible contravention of the intention of the shareholders who voted in favor of the Current Proposal.

FN7. See Exhibit D for a list of all 184 ILO Conventions and Section B of this Article III for an illustration of the type of obligations and guidelines that are contained in the ILO Conventions.

FN8. See http://ilolex.ilo.ch:1567/english/index.htm (visited Jan. 29, 2002).

End of Footnote(s).

Fourth, the Current Proposal requests that the Company "commit to a program of outside, independent monitoring of compliance with these standards." The Current Proposal fails to define what would constitute "outside, independent monitoring" or who would qualify as an independent monitor. For example, if the Company employed an outside consulting firm, law firm or accounting firm as a monitor, would the fact that the Company pays a fee to such firm to perform such services or unrelated services prevent it from being considered independent? Would the Company be required to hire a social organization that would not charge a fee for such monitoring? Unlike the clear guidance that is given on what constitutes independence with respect to other requirements applicable to the Company, such as what constitutes independence for directors serving on audit committees, [FN9] the Current Proposal offers the Company no guidance as to who would qualify as an outside, independent monitor. Because the Current Proposal provides no guidance in this respect, as well as for other the reasons outlined above, the Current Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9 and, therefore, subject to exclusion under Rule 14a-8(i)(3).

FN9. See Section 303.01 of the New York Stock Exchange Listed Company Manual.

End of Footnote(s).

***6** We note the Staff's denial of the no-action relief sought by PPG Industries ("PPG") with regard to a similar shareholder proposal that requested PPG to adopt a workplace code of conduct based on the ILO Conventions. See PPG Industries (Jan. 22, 2001). Subsequent to the PPG Letter, however, the Staff concurred in the omission of six similar shareholder proposals relating to the ILO Conventions and/or the SA8000 Standards which sought the "full implementation" of such standards because they were vague and indefinite and therefore could be omitted pursuant to Rule 14a-8(i)(3). See Revlon, TJX, Kohl's, McDonald's, AnnTaylor and H.J. Heinz. PPG's main arguments for exclusion under Rule 14a-8(i)(3) were that the ILO Conventions "bear little or no relevance to the business operations of PPG" and that the proposal implied that "PPG may be involved in serious human rights violations." See PPG. [FN10] The thrust of the Rule 14a-8(i)(3) arguments made by the companies in those no-action letters for which relief was granted, however, was that the proposals were vague and indefinite because the proposals failed to summarize the standards adequately and incorporated vast additional requirements that were not disclosed in the proposal. As a result of these deficiencies, the companies argued shareholders would be unable to know what they were voting on and the companies would not know how to implement the proposals, if adopted. See Revlon, TJX, Kohl's, McDonald's, AnnTaylor and H.J. Heinz. As discussed above, these arguments are just as applicable to a proposal that requests the adoption of a code of conduct "based upon" the standards as they are to a proposal that requests the "full implementation" of the standards. In each case, because the proposal fails to summarize the standards adequately and incorporates numerous additional requirements that are not disclosed therein, shareholders will be precluded from determining with reasonable certainty either the meaning of the proposal or the consequences of its implementation. [FN11]

FN10. Similarly, in two other no-action letters on global labor standards in which the Staff denied relief, the companies failed to forcefully argue that the proposals could be excluded under Rule 14-8(i)(3) because the proposals failed to summarize adequately the standards referenced in the proposals and incorporated vast additional requirements that were not disclosed in the proposals. See Kmart Corporation (Mar. 16, 2001) and American Eagle Outfitters, Inc. (Mar. 20, 2001). In Kmart, the thrust of the company's argument under 14a- 8(i)(3) was that the proposal was misleading because it created the implication that the company engaged in the human right abuses described in the proposal and, therefore, was vague and misleading. In American Eagle, the company failed to make any argument under Rule 14a-8(i)(3).

FN11. As noted in the text above, we believe that PPG can be distinguished from the Current Proposal based upon the differences in the arguments and the positions advanced herein and in PPG. However, even if the Staff is not inclined to rule on this basis, upon reflection, we believe that there is no meaningful distinction between the substance of the proposal addressed in PPG and those addressed in Revlon, TJX, Kohl's, McDonald's, AnnTaylor and H.J. Heinz and that the Staff has, in effect, reversed the position it took in PPG in these later no-action letters. We note that commentators also have struggled to reconcile the position on global labor standards the Staff took in Revlon, TJX, Kohl's, McDonald's, AnnTaylor and H.J. Heinz with the position it took in PPG and K-Mart Corporation (Mar. 16, 2001). See Harold S. Bloomenthal, Shareholder Proposals-The 2001 Proxy Season - Part II, Securities and Federal Corporate Law Report (Oct. 2001); Carolyn Mathiasen, SEC

Staff Acts on Global Labor Issues, Corporate Social Issues Reporter (Apr. 2001); and Carolyn Mathiasen and Meg Voorhes, 2001 Votes Rise for Proposals on Burma, Labor, Corporate Social Issues Reporter (June/July 2001).

End of Footnote(s).

*7 In summary, the Current Proposal does not adequately identify or summarize the ILO Conventions, requests the implementation of a code of corporate conduct "based on" extremely broad conventions which are designed for governments, rather than companies, and fails to provide guidance with respect to implementing an independent compliance monitoring program. As a result, not only will the Company and its shareholders be unable to comprehend what actions or measures the Company would need to take in the event that the Current Proposal were approved nor the costs that the Company would incur in implementing the Current Proposal, but actions ultimately taken by the Company in implementing a new code of conduct may differ significantly from actions contemplated by shareholders if they were asked to vote on and approve the Current Proposal. Furthermore, the actions or measures the Company would be required to take in the event that the Current Proposal were approved and the related implementation costs that are contemplated by one shareholder may significantly differ from those contemplated by another shareholder. Accordingly, the Current Proposal is vague, indefinite and misleading and, therefore, may be omitted from the Proxy Materials in reliance on Rule 14a-8(i)(3).

B. The Current Proposal Should Be Excluded Under Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite, and is, Therefore, Beyond the Company's Ability to Effectuate, and Thus Violates Rule 14a-8(i)(6).

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is vague and, as a result, the company "would lack the power or authority to implement" the proposal because the company would be unable to determine what actions should be taken. See Int'l Business Machines Corp. (Jan. 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

The Current Proposal requests that the Company commit itself to the ""implementation of a code of corporate conduct based on" the ILO Conventions. As previously discussed, due to the broad scope of the ILO Conventions and the fact that they set forth guidelines for governments, rather than companies, to follow, neither the shareholders voting on the Current Proposal, nor the Company in implementing the Current Proposal (if adopted), would be able to determine what measures or actions the Current Proposal requires nor the costs that the Company would incur in implementing the Current Proposal. Moreover, because the ILO Conventions are designed for governments, they contain numerous directives that would be virtually impossible for a company to implement or follow. For example, the ILO Conventions provide, among other things, that each member:

*8 • shall undertake to pursue a national policy designed to ensure the effective abolition of child labor and to raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons (ILO Convention 138);

• shall formulate, implement and periodically review a national policy on vocational rehabilitation and employment of disabled persons whose purpose shall be to secure, retain and advance in suitable employment and thereby to further such disabled person's integration into society (ILO Convention 159);

• shall establish criteria for determining the hazards of exposure to air pollution, noise and vibration in the working environment and, where appropriate, shall specify exposure limits on the basis of these criteria (ILO Convention 148);

• shall provide rehabilitation services which are designed to prepare a disabled person wherever possible for the resumption of his previous activity, or, if this is not possible, the most suitable alternative gainful activity (ILO Convention 128); and

• shall agree to institute a system of workman's compensation for industrial accidents within a period of three years from the date of ratification (ILO Convention 19).

In addition, the Company would continue to be obligated to comply with a multiplicity of foreign laws and regulations. Neither the Current Proposal nor the ILO Conventions themselves provide any guidance to the Company as to how to reconcile conflicts between the ILO Conventions and foreign and local laws and regulations.

As a result of the foregoing, it would be virtually impossible for the Company to formulate a code of conduct based on the ILO Conventions. Moreover, it is unlikely that the Company's shareholders, in voting for the Current Proposal, and the Company, in implementing it (if adopted), would reach the same determinations as to what ILO Conventions are applicable to the Company's operations.

Due to these uncertainties, the Company would lack the power or authority to implement the Current Proposal under Rule 14a-8(i)(6), making it subject to exclusion under Rule 14a-8(i)(3).

C. The Current Proposal Should Be Excluded Under Rule 14a-8(i)(3) Because It Violates the 500-Word Limit of Rule 14a-8(d).

Rule 14a-8(d) provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and its supporting statements, in the aggregate, exceed 500 words. The Proponents seeks to circumvent Rule 14a- 8(d) by requesting that the Company commit itself to a code of corporate conduct based on the ILO Conventions while omitting the actual text of the ILO Conventions. As previously stated, the text of all 184 ILO Conventions consists of more than 1250 pages while the text of the eight ILO Conventions consists of 46 pages. [FN12]

FN12. Assuming an average of 350 words per page of the ILO Conventions, the text of all of the ILO Conventions and the eight ILO Conventions specifically referenced in the Current Proposal would consist of 437,500 and 16,100 words, respectively.

End of Footnote(s).

*9 As stated above, a shareholder cannot begin to comprehend the Company's obligation under the Current Proposal without reading the ILO Conventions and, therefore, the text of the ILO Conventions constitute the most integral aspect of the Current Proposal. Accordingly, for purposes of Rule 14a-8(d)'s word limitation, the text of the ILO Conventions should be deemed to be incorporated into the

Current Proposal in haec verba. On this basis, as indicated above, the Current Proposal is many times in excess of the number of words permitted by Rule 14a-8(d). As a result, the Current Proposal violates Rule 14a-8(d) and therefore is excludable under Rule 14a-8(i)(3).

IV. The Current Proposal May Be Omitted Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented by the Company.

Under Rule 14a-8(i)(10), a shareholder proposal and any statement in support thereof may be excluded from a company's proxy statement if the proposal has been substantially implemented. In recent years, the Staff has consistently taken the position that shareholder proposals similar to the Current Proposal have been substantially implemented within the scope of Rule 14a-8(i)(10) when the relevant company already has policies and procedures in place relating to the subject matter of the proposal. In Kmart Corporation (Feb. 23, 2000), the Staff concurred in the omission of a shareholder proposal requesting that the board of directors report on the company's vendor standards and compliance mechanisms for its vendors, subcontractors and buying agents in countries where it sources, because the company had substantially implemented the proposal through its (i) adoption, publication and distribution to its entire supplier base of the Vendor Workplace Code of Conduct; (ii) establishment of a third-party monitoring program; (iii) dissemination of a shareholder report describing these actions; and (iv) willingness to further discuss these matters with interested shareholders. Similarly, in Nordstrom, Inc. (Feb. 8, 1995), the Staff concurred in the omission of a shareholder proposal requesting that the company establish a set of standards for its international suppliers and prepare a report to shareholders describing its policies and current and future compliance efforts, because the company had consistently made such information available to shareholders and had assured shareholders that it would continue to do so.

The Company believes that the Current Proposal requesting that it commit itself to the implementation of a new code of conduct based on the ILO Conventions should be excluded under Rule 14a-8(i)(10), because the Company has already substantially implemented the Current Proposal through its extensive, worldwide current Code of Business Conduct and compliance program. The full text of the Company's Code of Business Conduct is attached hereto as Exhibit E. A comparison of the enumerated ILO Conventions and the Company's Code of Business Conduct reveals that the Code of Business Conduct addresses each form of conduct prohibited by the ILO Conventions specifically listed in the Current Proposal that is applicable to the Company, as well as a means to verify the Company's compliance as requested in the Current Proposal. Consistent with the ILO Conventions, the Company's Code of Business Conduct ensures the Company's, as well as its suppliers', commitment to policies regarding trade unions and collective bargaining, discrimination, child labor and forced labor, worker health and safety, wages and hours, and management systems to monitor Company compliance. For example, the Company's Code of Business Conduct:

***10** • prevents discrimination in the workplace by providing for equal employment opportunity for all employees without discrimination based on any impermissible classification - including, but not limited to, race, color, creed, religion, sex, national origin, citizenship, age, disability, marital status, veteran status or sexual orientation - and endorsing a no tolerance policy with regard to discrimination against its employees (Description of Policies, Section 8, Labor and Employment Law);

• commits the Company to eliminating hazards from the workplace and providing its employees with a safe and healthy work environment (Description of Policies, Section 8, Labor and Employment Law);

• ensures compliance with all applicable U.S. and foreign laws concerning labor and employment, such as the prohibition on forced or child labor and the right to engage in collective bargaining (Description of Policies, Section 8, Labor and Employment Law; Section 11, International Business);

• provides compliance reporting mechanisms and designates the Company's Corporate Compliance Officer as having the ultimate responsibility for overseeing compliance with all applicable laws and regulations, the Code of Business Conduct and all related Company policies and procedures (Corporate Compliance Officer); and

• ensures vendor and supplier compliance with the Code of Business Conduct's principles by (i) providing that it governs the conduct of "consultants, agents and others retained to work for [the Company]" (All Employees' Responsibility) and (ii) requiring that employees periodically confirm that they are not aware of any actions or relationships that are in violation of the Code of Business Conduct (Implementation of the Code, Employee Acknowledgments).

The Company's Code of Business Conduct illustrates that the Company fundamentally shares many of the same basic concerns as the Proponents. In fact, the Company strongly supports human rights in the work place and, for years, has addressed many of the matters raised in the Current Proposal through its corporate policies and practices. The policies in the Company's Code of Business Conduct make clear its commitment to ethical business conduct and worker human rights by requiring compliance with all applicable U.S. and foreign laws concerning labor and employment and by implementing policies and procedures covering equal opportunity, affirmative action plans, safety and health programs and wage and hour procedures. Although the Company's Code of Conduct is not, and, given the breadth and the nature of the ILO Conventions discussed above, cannot be, based on the ILO Conventions, a company need not implement a proposal word-for-word in order to have it excluded as substantially implemented under Rule 14a-8(i)(10). Instead, it need only demonstrate that its particular policies, practices and procedures compare favorably with the guidelines of the proposal. See Texaco, Inc. (Mar. 28, 1991); Exchange Act Release No. 34-20091 (Aug. 16, 1983). We respectfully submit that the Company's Code of Business Conduct satisfies this test.

***11** For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Current Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 (telephone: 212-735-3780; email: amyers@skadden.com, with a copy to Robert K. Kretzman, Esq., Senior Vice President, General Counsel and Secretary, Revlon, Inc., 625 Madison Avenue, New York, New York 10022 (telephone 212-527-5695; email: robert.kretzman @revlon.com. In my absence, you may contact Mr. Kretzman directly.

Thank you for your consideration.

Very truly yours,
Alan C. Myers

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York 10036-6522

Tel: (212) 735-3000

Exhibits to the letter from Revlon, Inc., dated February 1, 2002, concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund.

List of Exhibits

Exhibit A	Shareholder Proposal Submitted by New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, Dated December 12, 2001
Exhibit B	Copy of Prior Proposal
Exhibit C	Copies of ILO Conventions 87, 98, 135, 100, 111, 29, 105 and 138
Exhibit D	List of ILO Conventions
Exhibit E	Revlon Code of Business Conduct, March 1997

EXHIBIT A

ENCLOSURE

***12** December 12, 2001

MR. ROBERT K. KRETZMAN

CORPORATE SECRETARY

REVLON, INC.

625 MADISON AVENUE, 6TH FLR.

NEW YORK, NY 10022

Dear Mr. Kretzman:
The office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

We submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the funds' ownership, for over a year, of $2,000 worth of Revlon, Inc. common stock will follow. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651, if you have any further questions on this matter.

Sincerely,
Patrick Doherty

REVLON, INC./ GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Revlon, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)

2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

***13** 3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)

4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

EXHIBIT B

REVLON, INC./GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Revlon, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)

2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)

4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

***14** 5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

EXHIBIT C

C87 Freedom of Association and Protection of the Right to Organise Convention, 1948

Convention concerning Freedom of Association and Protection of the Right to Organise (Note: Date of coming into force: 04:07:1950.)

Convention:C087

Place:(San Francisco)

Session of the Conference:31

Date of adoption:09:07:1948

See the ratifications for this Convention

Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at San Francisco by the Governing Body of the International Labour Office, and having met in its Thirty-first Session on 17 June 1948;

Having decided to adopt, in the form of a Convention, certain proposals concerning freedom of association and protection of the right to organise, which is the seventh item on the agenda of the session;

Considering that the Preamble to the Constitution of the International Labour Organisation declares recognition of the principle of freedom of association to be a means of improving conditions of labour and of establishing peace;

Considering that the Declaration of Philadelphia reaffirms that freedom of expression and of association are essential to sustained progress;

Considering that the International Labour Conference, at its Thirtieth Session, unanimously adopted the principles which should form the basis for international regulation;

Considering that the General Assembly of the United Nations, at its Second Session, endorsed these principles and requested the International Labour Organisation to continue every effort in order that it may be possible to adopt one or several international Conventions;

adopts the ninth day of July of the year one thousand nine hundred and forty-eight, the following Convention, which may be cited as the Freedom of Association and Protection of the Right to Organise Convention, 1948:

Part I. Freedom of Association

Article 1

Each Member of the International Labour Organisation for which this Convention is in force undertakes to give effect to the following provisions.

Article 2

Workers and employers, without distinction whatsoever, shall have the right to establish and, subject only to the rules of the organisation concerned, to join organisations of their own choosing without previous authorisation.

Article 3

1. Workers' and employers' organisations shall have the right to draw up their constitutions and rules, to elect their representatives in full freedom, to organise their administration and activities and to formulate their programmes.

***15** 2. The public authorities shall refrain from any interference which would restrict this right or impede the lawful exercise thereof.

Article 4

Workers' and employers' organisations shall not be liable to be dissolved or suspended by administrative authority.

Article 5

Workers' and employers' organisations shall have the right to establish and join federations and confederations and any such organisation, federation or confederation shall have the right to affiliate with international organisations of workers and employers.

Article 6

The provisions of Articles 2, 3 and 4 hereof apply to federations and confederations of workers' and employers' organisations.

Article 7

The acquisition of legal personality by workers' and employers' organisations, federations and confederations shall not be made subject to conditions of such a character as to restrict the application of the provisions of Articles 2, 3 and 4 hereof.

Article 8

1. In exercising the rights provided for in this Convention workers and employers and their respective organisations, like other persons or organised collectivities, shall respect the law of the land.

2. The law of the land shall not be such as to impair, nor shall it be so applied as to impair, the guarantees provided for in this Convention.

Article 9

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention.

Article 10

In this Convention the term organisation means any organisation of workers or of employers for furthering and defending the interests of workers or of employers.

9$P Part II. Protection of the Right to Organise

Article 11

Each Member of the International Labour Organisation for which this Convention is in force undertakes to take all necessary and appropriate measures to ensure that workers and employers may exercise freely the right to organise.

Part III. Miscellaneous Provisions

Article 12

1.In respect of the territories referred to in article 35 of the Constitution of the International Labour Organisation as amended by the Constitution of the International Labour Organisation Instrument of Amendment 1946, other than the territories referred to in paragraphs 4 and 5 of the said article as so amended, each Member of the Organisation which ratifies this Convention shall communicate to the Director-General of the International Labour Office as soon as possible after ratification a declaration stating:

a) the territories in respect of which it undertakes that the provisions of the Convention shall be applied without modification;

***16** b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservations made in its original declaration in virtue of subparagraphs (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 13

1. Where the subject matter of this Convention is within the self-governing powers of any non-metropolitan territory, the Member responsible for the international relations of that territory may, in agreement with the Government of the territory, communicate to the Director-General of the International Labour Office a declaration accepting on behalf of the territory the obligations of this Convention.

2. A declaration accepting the obligations of this Convention may be communicated to the Director-General of the International Labour Office:

a) by two or more Members of the Organisation in respect of any territory which is under their joint authority; or

b) by any international authority responsible for the administration of any territory, in virtue of the Charter of the United Nations or otherwise, in respect of any such territory.

3. Declarations communicated to the Director-General of the International Labour Office in accordance with the preceding paragraphs of this Article shall indicate whether the provisions of the Convention will be applied in the territory concerned without modifications or subject to modification; when the declaration indicates that the provisions of the Convention will be applied subject to modifications it shall give details of the said modifications.

4. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to

any modification indicated in any former declaration.

5. The Member, Members or international authority concerned may, at any time at which this Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Part IV. Final Provisions

Article 14

***17** The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 15

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 16

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten yearsmentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 17

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications, declarations and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 18

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 19

At the expiration of each period of ten years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 20

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 16 above, if and when the new revising Convention shall have come into force;

***18** b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 21

The English and French versions of the text of this Convention are equally authoritative.

Cross references

CONSTITUTION:P:Preamble to the Constitution of the International Labour

Organisation

Constitution: 19:article 19 of the Constitution of the International Labour Organisation

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

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C98 Right to Organise and Collective Bargaining Convention, 1949

Convention concerning the Application of the Principles of the Right to Organise and to Bargain Collectively (Note: Date of coming into force: 18:07:1951.)

Convention:C098

Place:Geneva

Session of the Conference:32

Date of adoption:01:07:1949

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The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-second Session on 8 June 1949, and

Having decided upon the adoption of certain proposals concerning the application of the principles of the right to organise and to bargain collectively, whichis the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the first day of July of the year one thousand nine hundred and forty-nine, the following Convention, which may be cited as the Right to Organise and Collective Bargaining Convention, 1949:

Article 1

1. Workers shall enjoy adequate protection against acts of anti-union discrimination in respect of their employment.

2. Such protection shall apply more particularly in respect of acts calculated to--

(a) make the employment of a worker subject to the condition that he shall not join a union or shall relinquish trade union membership;

(b) cause the dismissal of or otherwise prejudice a worker by reason of union membership or because of participation in union activities outside working hours or, with the consent of the employer, within working hours.

Article 2

1. Workers' and employers' organisations shall enjoy adequate protection against any acts of interference by each other or each other's agents or members in their establishment, functioning or administration.

***19** 2. In particular, acts which are designed to promote the establishment of workers' organisations under the domination of employers or employers' organisations, or to support workers' organisations by financial or other means, with the object of placing such organisations under the control of employers or employers' organisations, shall be deemed to constitute acts of interference within the meaning of this Article.

Article 3

Machinery appropriate to national conditions shall be established, where necessary, for the purpose of ensuring respect for the right to organise as defined in the preceding Articles.

Article 4

Measures appropriate to national conditions shall be taken, where necessary, to encourage and promote the full development and utilisation of machinery for voluntary negotiation between employers or employers' organisations and workers' organisations, with a view to the regulation of terms and conditions of employment by means of collective agreements.

Article 5

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention.

Article 6

This Convention does not deal with the position of public servants engaged in the administration of the State, nor shall it be construed as prejudicing their rights or status in any way.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of article 35 of the Constitution of the International Labour Organisation shall indicate --

a) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

***20** d) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 10

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 4 or 5 of article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 11

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 12

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

***21** 2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 13

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 14

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 15

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 11 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 16

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Constitution: 19:article 19 of the Constitution of the International Labour Organisation

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

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C135 Workers' Representatives Convention, 1971

Convention concerning Protection and Facilities to be Afforded to Workers' Representatives in the Undertaking (Note: Date of coming into force: 30:06:1973.)

Convention:C135

Place:Geneva

Session of the Conference:56

Date of adoption:23:06:1971

See the ratifications for this Convention

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The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-sixth Session on 2 June 1971, and

***22** Noting the terms of the Right to Organise and Collective Bargaining Convention, 1949, which provides for protection of workers against acts of anti-union discrimination in respect of their employment, and

Considering that it is desirable to supplement these terms with respect to workers' representatives, and

Having decided upon the adoption of certain proposals with regard to protection and facilities afforded to workers' representatives in the undertaking, which is the fifth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-third day of June of the year one thousand nine hundred and seventy-one, the following Convention, which may be cited as the Workers' Representatives Convention, 1971:

Article 1

Workers' representatives in the undertaking shall enjoy effective protection against any act prejudicial to them, including dismissal, based on their status or activities as a workers' representative or on union membership or participation in union activities, in so far as they act in conformity with existing laws or collective agreements or other jointly agreed arrangements.

Article 2

1. Such facilities in the undertaking shall be afforded to workers' representatives as may be appropriate in order to enable them to carry out their functions promptly and efficiently.

2. In this connection account shall be taken of the characteristics of the industrial relations system of the country and the needs, size and capabilities of the undertaking concerned.

3. The granting of such facilities shall not impair the efficient operation of the undertaking concerned.

Article 3

For the purpose of this Convention the term workers' representatives means persons who are recognised as such under national law or practice, whether they are--

(a) trade union representatives, namely, representatives designated or elected by trade unions or by members of such unions; or

(b) elected representatives, namely, representatives who are freely elected by the workers of the undertaking in accordance with provisions of national laws or regulations or of collective agreements and whose functions do not include activities which are recognised as the exclusive prerogative of trade unions in the country concerned.

Article 4

National laws or regulations, collective agreements, arbitration awards or court decisions may determine the type or types of workers' representatives which shall be entitled to the protection and facilities provided for in this Convention.

Article 5

Where there exist in the same undertaking both trade union representatives and elected representatives, appropriate measures shall be taken, wherever necessary, to ensure that the existence of elected representatives is not used to undermine the position of the trade unions concerned or their representatives and to encourage co-operation on all relevant matters between the elected representatives and the trade unions concerned and their representatives.

Article 6

***23** Effect may be given to this Convention through national laws or regulations or collective agreements, or in any other manner consistent with national practice.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

***24** a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C098 Right to Organise and Collective Bargaining Convention, 1949

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C100 Equal Remuneration Convention, 1951

Convention concerning Equal Remuneration for Men and Women Workers for Work of Equal Value (Note: Date of coming into force: 23:05:1953.)

Convention:C100

Place:Geneva

Session of the Conference:34

Date of adoption:29:06:1951

See the ratifications for this Convention

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The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-fourth Session on 6 June 1951, and

Having decided upon the adoption of certain proposals with regard to the principle of equal remuneration for men and women workers for work of equal value, which is the seventh item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-ninth day of June of the year one thousand nine hundred and fifty-one, the following Convention, which may be cited as the Equal Remuneration Convention, 1951:

Article 1

For the purpose of this Convention--

(a) the term remuneration includes the ordinary, basic or minimum wage or salary and any additional emoluments whatsoever payable directly or indirectly, whether in cash or in kind, by the employer to the worker and arising out of the worker's employment;

(b) the term equal remuneration for men and women workers for work of equal value refers to rates of remuneration established without discrimination based on sex.

Article 2

1. Each Member shall, by means appropriate to the methods in operation for determining rates of remuneration, promote and, in so far as is consistent with such methods, ensure the application to all workers of the principle of equal remuneration for men and women workers for work of equal value.

***25** 2. This principle may be applied by means of--

(a) national laws or regulations;

(b) legally established or recognised machinery for wage determination;

(c) collective agreements between employers and workers; or

(d) a combination of these various means.

Article 3

1. Where such action will assist in giving effect to the provisions of this Convention measures shall be taken to promote objective appraisal of jobs on the basis of the work to be performed.

2. The methods to be followed in this appraisal may be decided upon by the authorities responsible for the determination of rates of remuneration, or, where such rates are determined by collective agreements, by the parties thereto.

3. Differential rates between workers which correspond, without regard to sex, to differences, as determined by such objective appraisal, in the work to be performed shall not be considered as being contrary to the principle of equal remuneration for men and women workers for work of equal value.

Article 4

Each Member shall co-operate as appropriate with the employers' and workers' organisations concerned for the purpose of giving effect to the provisions of this Convention.

Article 5

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 6

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 7

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of article 35 of the Constitution of the International Labour Organisation shall indicate --

a) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (b), (c) or (d) of paragraph 1 of this Article.

***26** 4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 8

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 4 or 5 of article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article

102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

*27 At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

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C111 Discrimination (Employment and Occupation) Convention, 1958

Convention concerning Discrimination in Respect of Employment and Occupation (Note: Date of coming into force: 15:06:1960.)

Convention:C111

Place:Geneva

Session of the Conference:42

Date of adoption:25:06:1958

See the ratifications for this Convention

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The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Forty-second Session on 4 June 1958, and

Having decided upon the adoption of certain proposals with regard to discrimination in the field of employment and occupation, which is the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention, and

Considering that the Declaration of Philadelphia affirms that all human beings, irrespective of race, creed or sex, have the right to pursue both their material well-being and their spiritual development in conditions of freedom and dignity, of economic security and equal opportunity, and

Considering further that discrimination constitutes a violation of rights enunciated by the Universal Declaration of Human Rights,

***28** adopts the twenty-fifth day of June of the year one thousand nine hundred and fifty-eight, the following Convention, which may be cited as the Discrimination (Employment and Occupation) Convention, 1958:

Article 1

1. For the purpose of this Convention the term discrimination includes-- (a) any distinction, exclusion or preference made on the basis of race, colour sex, religion, political opinion, national extraction or social origin, which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation;

(b) such other distinction, exclusion or preference which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation as may be determined by the Member concerned after consultation with representative employers' and workers' organisations, where such exist, and with other appropriate bodies.

2. Any distinction, exclusion or preference in respect of a particular job based on the inherent requirements thereof shall not be deemed to be discrimination.

3. For the purpose of this Convention the terms employment and occupation include access to vocational training, access to employment and to particular occupations, and terms and conditions of employment.

Article 2

Each Member for which this Convention is in force undertakes to declare and pursue a national policy designed to promote, by methods appropriate to national conditions and practice, equality of opportunity and treatment in respect of employment and occupation, with a view to eliminating any discrimination in respect thereof.

Article 3

Each Member for which this Convention is in force undertakes, by methods appropriate to national conditions and practice--

(a) to seek the co-operation of employers' and workers' organisations and other appropriate bodies in promoting the acceptance and observance of this policy;

(b) to enact such legislation and to promote such educational programmes as may be calculated to secure the acceptance and observance of the policy;

(c) to repeal any statutory provisions and modify any administrative instructions or practices which are inconsistent with the policy;

(d) to pursue the policy in respect of employment under the direct control of a national authority;

(e) to ensure observance of the policy in the activities of vocational guidance, vocational training and placement services under the direction of a national authority;

(f) to indicate in its annual reports on the application of the Convention the action taken in pursuance of the policy and the results secured by such action.

Article 4

Any measures affecting an individual who is justifiably suspected of, or engaged in, activities prejudicial to the security of the State shall not be deemed to be discrimination, provided that the individual concerned shall have the right to appeal to a competent body established in accordance with national practice.

Article 5

***29** 1. Special measures of protection or assistance provided for in other Conventions or Recommendations adopted by the International Labour Conference shall not be deemed to be discrimination.

2. Any Member may, after consultation with representative employers' and workers' organisations, where such exist, determine that other special measures designed to meet the particular requirements of persons who, for reasons such as sex, age, disablement, family responsibilities or social or cultural status, are generally recognised to require special protection or assistance, shall not be deemed to be discrimination.

Article 6

Each Member which ratifies this Convention undertakes to apply it to non-metropolitan territories in accordance with the provisions of the Constitution of the International Labour Organisation.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be

bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

***30** At such times as may considernecessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Supplemented: C143 complemented by Migrant Workers Convention, 1975

C29 Forced Labour Convention, 1930

Convention concerning Forced or Compulsory Labour (Note: Date of coming into force: 01:05:1932.)

Convention:C029

Place:Geneva

Session of the Conference:14

Date of adoption:28:06:1930

See the ratifications for this Convention

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The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fourteenth Session on 10 June 1930, and

Having decided upon the adoption of certain proposals with regard to forced or compulsory labour, which is included in the first item on the agenda of the Session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-eighth day of June of the year one thousand nine hundred and thirty, the following Convention, which may be cited as the Forced Labour Convention, 1930, for ratification by the Members of the International Labour Organisation in accordance with the provisions of the Constitution of the International Labour Organisation:

Article 1

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress the use of forced or compulsory labour in all its forms within the shortest possible period.

2. With a view to this complete suppression, recourse to forced or compulsory labour may be had, during the transitional period, for public purposes only and as an exceptional measure, subject to the conditions and guarantees hereinafter provided.

3. At the expiration of a period of five years after the coming into force of this Convention, and when the Governing Body of the International Labour Office prepares the report provided for in Article 31 below, the said Governing Body shall consider the possibility of the suppression of forced or compulsory labour in all its forms without a further transitional period and the desirability of placing this question on the agenda of the Conference.

Article 2

***31** 1. For the purposes of this Convention the term forced or compulsory labour shall mean all work or service which is exacted from any person under the menace of any penalty and for which the said person has not offered himself voluntarily.

2. Nevertheless, for the purposes of this Convention, the term forced or compulsory labour shall not include--

(a) any work or service exacted in virtue of compulsory military service laws for work of a purely military character;

(b) any work or service which forms part of the normal civic obligations of thecitizens of a fully self-governing country;

(c) any work or service exacted from any person as a consequence of a conviction in a court of law, provided that the said work or service is carried out under the supervision and control of a public authority and that the said person is not hired to or placed at the disposal of private individuals, companies or associations;

(d) any work or service exacted in cases of emergency, that is to say, in the event of war or of a calamity or threatened calamity, such as fire, flood, famine, earthquake, violent epidemic or epizootic diseases, invasion by animal, insect or vegetable pests, and in general any circumstance that would endanger the existence or the well-being of the whole or part of the population;

(e) minor communal services of a kind which, being performed by the members of the community in the direct interest of the said community, can therefore be considered as normal civic obligations incumbent upon the members of the community, provided that the members of the community or their direct representatives shall have the right to be consulted in regard to the need for such services.

Article 3

For the purposes of this Convention the term competent authority shall mean either an authority of the metropolitan country or the highest central authority in the territory concerned.

Article 4

1. The competent authority shall not impose or permit the imposition of forced or compulsory labour for the benefit of private individuals, companies or associations.

2. Where such forced or compulsory labour for the benefit of private individuals, companies or associations exists at the date on which a Member's ratification of this Convention is registered by the Director-General of the International Labour Office, the Member shall completely suppress such forced or compulsory labour from the date on which this Convention comes into force for that Member.

Article 5

1. No concession granted to private individuals, companies or associations shall involve any form of forced or compulsory labour for the production or the collection of products which such private individuals, companies or associations utilise or in which they trade.

2. Where concessions exist containing provisions involving such forced or compulsory labour, such provisions shall be rescinded as soon as possible, in order to comply with Article 1 of this Convention.

Article 6

***32** Officials of the administration, even when they have the duty of encouraging the populations under their charge to engage in some form of labour, shall not put constraint upon the said populations or upon any individual members thereof to work for private individuals, companies or associations.

Article 7

1. Chiefs who do not exercise administrative functions shall not have recourse to forced or compulsory labour.

2. Chiefs who exercise administrative functions may, with the express permission of the competent authority, have recourse to forced or compulsory labour, subject to the provisions of Article 10 of this Convention.

3. Chiefs who are duly recognised and who do not receive adequate remuneration in other forms may have the enjoyment of personal services, subject to due regulation and provided that all necessary measures are taken to prevent abuses.

Article 8

1. The responsibility for every decision to have recourse to forced or compulsory labour shall rest with the highest civil authority in the territory concerned.

2. Nevertheless, that authority may delegate powers to the highest local authorities to exact forced or compulsory labour which does not involve the removal

of the workers from their place of habitual residence. That authority may also delegate, for such periods and subject to such conditions as may be laid down in the regulations provided for in Article 23 of this Convention, powers to the highest local authorities to exact forced or compulsory labour which involves the removal of the workers from their place of habitual residence for the purpose of facilitating the movement of officials of the administration, when on duty, and for the transport of Government stores.

Article 9

Except as otherwise provided for in Article 10 of this Convention, any authority competent to exact forced or compulsory labour shall, before deciding to have recourse to such labour, satisfy itself--

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do work or render the service;

(b) that the work or service is of present or imminent necessity;

(c) that it has been impossible to obtain voluntary labour for carrying out the work or rendering the service by the offer of rates of wages and conditions of labour not less favourable than those prevailing in the area concerned for similar work or service; and

(d) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work.

Article 10

1. Forced or compulsory labour exacted as a tax and forced or compulsory labour to which recourse is had for the execution of public works by chiefs who exercise administrative functions shall be progressively abolished.

2. Meanwhile, where forced or compulsory labour is exacted as a tax, and where recourse is had to forced or compulsory labour for the execution of public works by chiefs who exercise administrative functions, the authority concerned shall first satisfy itself--

***33** (a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do the work or render the service;

(b) that the work or the service is of present or imminent necessity;

(c) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work;

(d) that the work or service will not entail the removal of the workers from their place of habitual residence;

(e) that the execution of the work or the rendering of the service will be directed in accordance with the exigencies of religion, social life and agriculture.

Article 11

1. Only adult able-bodied males who are of an apparent age of not less than 18 and not more than 45 years may be called upon for forced or compulsory labour. Except in respect of the kinds of labour provided for in Article 10 of this Convention, the following limitations and conditions shall apply:

(a) whenever possible prior determination by a medical officer appointed by the administration that the persons concerned are not suffering from any infectious or contagious disease and that they are physically fit for the work required and for the conditions under which it is to be carried out;

(b) exemption of school teachers and pupils and officials of the administration in general;

(c) the maintenance in each community of the number of adult able-bodied men indispensable for family and social life;

(d) respect for conjugal and family ties.

2. For the purposes of subparagraph (c) of the preceding paragraph, the regulations provided for in Article 23 of this Convention shall fix the proportion of the resident adult able-bodied males who may be taken at any one time for forced or compulsory labour, provided always that this proportion shall in no case exceed 25 per cent. In fixing this proportion the competent authority shall take account of the density of the population, of its social and physical development, of the seasons, and of the work which must be done by the persons concerned on their own behalf in their locality, and, generally, shall have regard to the economic and social necessities of the normal life of the community concerned.

Article 12

1. The maximum period for which any person may be taken for forced or compulsory labour of all kinds in any one period of twelve months shall not exceed sixty days, including the time spent in going to and from the place of work.

2. Every person from whom forced or compulsory labour is exacted shall be furnished with a certificate indicating the periods of such labour which he has completed.

Article 13

1. The normal working hours of any person from whom forced or compulsory labour is exacted shall be the same as those prevailing in the case of voluntary labour, and the hours worked in excess of the normal working hours shall be remunerated at the rates prevailing in the case of overtime for voluntary labour.

***34** 2. A weekly day of rest shall be granted to all persons from whom forced or compulsory labour of any kind is exacted and this day shall coincide as far as possible with the day fixed by tradition or custom in the territories or regions concerned.

Article 14

1. With the exception of the forced or compulsory labour provided for in Article 10 of this Convention, forced or compulsory labour of all kinds shall be remunerated in cash at rates not less than those prevailing for similar kinds of work either in the district in which the labour is employed or in the district from which the labour is recruited, whichever may be the higher.

2. In the case of labour to which recourse is had by chiefs in the exercise of their administrative functions, payment of wages in accordance with the provisions of the preceding paragraph shall be introduced as soon as possible. 3. The wages shall be paid to each worker individually and not to his tribal chief or to any other authority.

4. For the purpose of payment of wages the days spent in travelling to and from the place of work shall be counted as working days.

5. Nothing in this Article shall prevent ordinary rations being given as a part of wages, such rations to be at least equivalent in value to the money payment they are taken to represent, but deductions from wages shall not be made either for the payment of taxes or for special food, clothing or accommodation supplied to a worker for the purpose of maintaining him in a fit condition to carry on his work under the special conditions of any employment, or for the supply of tools.

Article 15

1. Any laws or regulations relating to workmen's compensation for accidents or sickness arising out of the employment of the worker and any laws or regulations providing compensation for the dependants of deceased or incapacitated workers which are or shall be in force in the territory concerned shall be equally applicable to persons from whom forced or compulsory labour is exacted and to voluntary workers.

2. In any case it shall be an obligation on any authority employing any worker on forced or compulsory labour to ensure the subsistence of any such worker who, by accident or sickness arising out of his employment, is rendered wholly or partially incapable of providing for himself, and to take measures to ensure the maintenance of any persons actually dependent upon such a worker in the event of his incapacity or decease arising out of his employment.

Article 16

1. Except in cases of special necessity, persons from whom forced or compulsory labour is exacted shall not be transferred to districts where the food and climate differ so considerably from those to which they have been accustomed as to endanger their health.

2. In no case shall the transfer of such workers be permitted unless all measures

relating to hygiene and accommodation which are necessary to adapt such workers to the conditions and to safeguard their health can be strictly applied.

*35 3. When such transfer cannot be avoided, measures of gradual habituation to the new conditions of diet and of climate shall be adopted on competent medical advice.

4. In cases where such workers are required to perform regular work to which they are not accustomed, measures shall be taken to ensure their habituation to it, especially as regards progressive training, the hours of work and the provision of rest intervals, and any increase or amelioration of diet which may be necessary.

Article 17

Before permitting recourse to forced or compulsory labour for works of construction or maintenance which entail the workers remaining at the workplaces for considerable periods, the competent authority shall satisfy itself--

(1) that all necessary measures are taken to safeguard the health of the workers and to guarantee the necessary medical care, and, in particular, (a) that the workers are medically examined before commencing the work and at fixed intervals during the period of service, (b) that there is an adequate medical staff, provided with the dispensaries, infirmaries, hospitals and equipment necessary to meet all requirements, and (c) that the sanitary conditions of the workplaces, the supply of drinking water, food, fuel, and cooking utensils, and, where necessary, of housing and clothing, are satisfactory;

(2) that definite arrangements are made to ensure the subsistence of the families of the workers, in particular by facilitating the remittance, by a safe method, of part of the wages to the family, at the request or with the consent of the workers;

(3) that the journeys of the workers to and from the work-places are made at the expense and under the responsibility of the administration, which shall facilitate such journeys by making the fullest use of all available means of transport;

(4) that, in case of illness or accident causing incapacity to work of a certain duration, the worker is repatriated at the expense of the administration;

(5) that any worker who may wish to remain as a voluntary worker at the end of his period of forced or compulsory labour is permitted to do so without, for a period of two years, losing his right to repatriation free of expense to himself.

Article 18

1. Forced or compulsory labour for the transport of persons or goods, such as the labour of porters or boatmen, shall be abolished within the shortest possible period. Meanwhile the competent authority shall promulgate regulations determining, inter alia, (a) that such labour shall only be employed for the purpose of facilitating the movement of officials of the administration, when on duty, or for the transport of Government stores, or, in cases of very urgent necessity, the transport of persons other than officials, (b) that the workers so employed shall be medically certified to be physically fit, where medical examination is possible, and that where such medical examination is not practicable the person employing

such workers shall be held responsible for ensuring that they are physically fit and not suffering from any infectious or contagious disease, (c) the maximum load which these workers may carry, (d) the maximum distance from their homes to which they may be taken, (e) the maximum number of days per month or other period for which they may be taken, including the days spent in returning to their homes, and (f) the persons entitled to demand this form of forced or compulsory labour and the extent to which they are entitled to demand it.

*36 2. In fixing the maxima referred to under (c), (d) and (e) in the foregoing paragraph, the competent authority shall have regard to all relevant factors, including the physical development of the population from which the workers are recruited, the nature of the country through which they must travel and the climatic conditions.

3. The competent authority shall further provide that the normal daily journey of such workers shall not exceed a distance corresponding to an average working day of eight hours, it being understood that account shall be taken not only of the weight to be carried and the distance to be covered, but also of the nature of the road, the season and all other relevant factors, and that, where hours of journey in excess of the normal daily journey are exacted, they shall be remunerated at rates higher than the normal rates.

Article 19

1. The competent authority shall only authorise recourse to compulsory cultivation as a method of precaution against famine or a deficiency of food supplies and always under the condition that the food or produce shall remain the property of the individuals or the community producing it.

2. Nothing in this Article shall be construed as abrogating the obligation on members of a community, where production is organised on a communal basis by virtue of law or custom and where the produce or any profit accruing from the sale thereof remain the property of the community, to perform the work demanded by the community by virtue of law or custom.

Article 20

Collective punishment laws under which a community may be punished for crimes committed by any of its members shall not contain provisions for forced or compulsory labour by the community as one of the methods of punishment.

Article 21

Forced or compulsory labour shall not be used for work underground in mines.

Article 22

The annual reports that Members which ratify this Convention agree to make to the International Labour Office, pursuant to the provisions of article 22 of the

Constitution of the International Labour Organisation, on the measures they have taken to give effect to the provisions of this Convention, shall contain as full information as possible, in respect of each territory concerned, regarding the extent to which recourse has been had to forced or compulsory labour in that territory, the purposes for which it has been employed, the sickness and death rates, hours of work, methods of payment of wages and rates of wages, and any other relevant information.

Article 23

1. To give effect to the provisions of this Convention the competent authority shall issue complete and precise regulations governing the use of forced or compulsory labour.

2. These regulations shall contain, inter alia, rules permitting any person from whom forced or compulsory labour is exacted to forward all complaints relative to the conditions of labour to the authorities and ensuring that such complaints will be examined and taken into consideration.

Article 24

*37 Adequate measures shall in all cases be taken to ensure that the regulations governing the employment of forced or compulsory labour are strictly applied, either by extending the duties of any existing labour inspectorate which has been established for the inspection of voluntary labour to cover the inspection of forced or compulsory labour or in some other appropriate manner. Measures shall also be taken to ensure that the regulations are brought to the knowledge of persons from whom such labour is exacted.

Article 25

The illegal exaction of forced or compulsory labour shall be punishable as a penal offence, and it shall be an obligation on any Member ratifying this Convention to ensure that the penalties imposed by law are really adequate and are strictly enforced.

Article 26

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to apply it to the territories placed under its sovereignty, jurisdiction, protection, suzerainty, tutelage or authority, so far as it has the right to accept obligations affecting matters of internal jurisdiction; provided that, if such Member may desire to take advantage of the provisions of article 35 of the Constitution of the International Labour Organisation, it shall append to its ratification a declaration stating--

(1) the territories to which it intends to apply the provisions of this Convention without modification;

(2) the territories to which it intends to apply the provisions of this Convention with modifications, together with details of the said modifications;

(3) the territories in respect of which it reserves its decision.

2. The aforesaid declaration shall be deemed to be an integral part of the ratification and shall have the force of ratification. It shall be open to any Member, by a subsequent declaration, to cancel in whole or in part the reservations made, in pursuance of the provisions of subparagraphs (2) and (3) of this Article, in the original declaration.

Article 27

The formal ratifications of this Convention under the conditions set forth in the Constitution of the International Labour Organisation shall be communicated to the Director-General of the International Labour Office for Registration.

Article 28

1. This Convention shall be binding only upon those Members whose ratifications have been registered with the International Labour Office.

2. It shall come into force twelve months after the date on which the ratifications of two members of the International Labour Organisation have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 29

As soon as the ratifications of two Members of the International Labour Organisation have been registered with the International Labour Office, the Director-General of the International Labour Office shall so notify all the Members of the International Labour Organisation. He shall likewise notify them of the registration of ratifications which may be communicated subsequently by other Members of the Organisation.

Article 30

***38** 1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered with the International Labour Office.

2. Each member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be

bound for another period of five years and, thereafter, may denounce this Convention at the expiration of each period of five years under the terms provided for in this Article.

Article 31

At the expiration of each period of five years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall consider the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 32

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, the ratification by a Member of the new revising Convention shall ipso jure involve denunciation of this Convention without any requirement of delay, notwithstanding the provisions of Article 30 above, if and when the new revising Convention shall have come into force.

2. As from the date of the coming into force of the new revising Convention, the present Convention shall cease to be open to ratification by the Members.

3. Nevertheless, this Convention shall remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising convention.

Article 33

The French and English texts of this Convention shall both be authentic.

Cross references

Constitution: 22:article 22 of the Constitution of the International Labour Organisation

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

webinfo@ilo.org

C105 Abolition of Forced Labour Convention, 1957

Convention concerning the Abolition of Forced Labour (Note: Date of coming into force: 17:01:1959.)

Convention:C105

Place:Geneva

Session of the Conference:40

Date of adoption:25:06:1957

See the ratifications for this Convention

Display the document in: French Spanish

The General Conference of the International Labour Organisation,

***39** Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fortieth Session on 5 June 1957, and

Having considered the question of forced labour, which is the fourth item on the agenda of the session, and

Having noted the provisions of the Forced Labour Convention, 1930, and

Having noted that the Slavery Convention, 1926, provides that all necessary measures shall be taken to prevent compulsory or forced labour from developing into conditions analogous to slavery and that the Supplementary Convention on the Abolition of Slavery, the Slave Trade and Institutions and Practices Similar to Slavery, 1956, provides for the complete abolition of debt bondage and serfdom, and

Having noted that the Protection of Wages Convention, 1949, provides that wages shall be paid regularly and prohibits methods of payment which deprive the worker of a genuine possibility of terminating his employment, and

Having decided upon the adoption of further proposals with regard to the abolition of certain forms of forced or compulsory labour constituting a violation of the rights of man referred to in the Charter of the United Nations and enunciated by the Universal Declaration of Human Rights, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-fifth day of June of the year one thousand nine hundred and fifty-seven, the following Convention, which may be cited as the Abolition of Forced Labour Convention, 1957:

Article 1

Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress and not to make use of any form of forced or compulsory labour--

(a) as a means of political coercion or education or as a punishment for holding or expressing political views or views ideologically opposed to the established political, social or economic system;

(b) as a method of mobilising and using labour for purposes of economic development;

(c) as a means of labour discipline;

(d) as a punishment for having participated in strikes;

(e) as a means of racial, social, national or religious discrimination.

Article 2

Each Member of the International Labour Organisation which ratifies this Convention undertakes to take effective measures to secure the immediate and complete abolition of forced or compulsory labour as specified in Article 1 of this Convention.

Article 3

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 4

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 5

***40** 1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 6

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 7

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 8

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 9

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 5 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and

content for those Members which have ratified it but have not ratified the revising Convention.

Article 10

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C029 Forced Labour Convention, 1930

Conventions: C095 Protection of Wages Convention, 1949

C138 Minimum Age Convention, 1973

***41** Convention concerning Minimum Age for Admission to Employment (Note: Date of coming into force: 19:06:1976.)

Convention:C138

Place:Geneva

Session of the Conference:58

Date of adoption:26:06:1973

See the ratifications for this Convention

Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-eighth Session on 6 June 1973, and

Having decided upon the adoption of certain proposals with regard to minimum age for admission to employment, which is the fourth item on the agenda of the session, and

Noting the terms of the Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, the Minimum Age (Trimmers and Stokers) Convention, 1921, the Minimum Age (Non- Industrial Employment) Convention, 1932, the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, and the Minimum Age (Underground Work) Convention, 1965, and

Considering that the time has come to establish a general instrument on the subject, which would gradually replace the existing ones applicable to limited economic sectors, with a view to achieving the total abolition of child labour, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-sixth day of June of the year one thousand nine hundred and seventy-three, the following Convention, which may be cited as the Minimum Age Convention, 1973:

Article 1

Each Member for which this Convention is in force undertakes to pursue a national policy designed to ensure the effective abolition of child labour and to raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons.

Article 2

1. Each Member which ratifies this Convention shall specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory and on means of transport registered in its territory; subject to Articles 4 to 8 of this Convention, no one under that age shall be admitted to employment or work in any occupation.

2. Each Member which has ratified this Convention may subsequently notify the Director-General of the International Labour Office, by further declarations, that it specifies a minimum age higher than that previously specified.

3. The minimum age specified in pursuance of paragraph 1 of this Article shall not be less than the age of completion of compulsory schooling and, in any case, shall not be less than 15 years.

4. Notwithstanding the provisions of paragraph 3 of this Article, a Member whose economy and educational facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially specify a minimum age of 14 years.

***42** 5. Each Member which has specified a minimum age of 14 years in pursuance of the provisions of the preceding paragraph shall include in its reports on the application of this Convention submitted under article 22 of the constitution of the International Labour Organisation a statement--

(a) that its reason for doing so subsists; or

(b) that it renounces its right to avail itself of the provisions in question as from a stated date.

Article 3

1. The minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardise the health, safety or morals of young persons shall not be less than 18 years.

2. The types of employment or work to which paragraph 1 of this Article applies shall be determined by national laws or regulations or by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist.

3. Notwithstanding the provisions of paragraph 1 of this Article, national laws or regulations or the competent authority may, after consultation with the organisations of employers and workers concerned, where such exist, authorise employment or work as from the age of 16 years on condition that the health, safety and morals of the young persons concerned are fully protected and that the young persons have received adequate specific instruction or vocational training in the relevant branch of activity.

Article 4

1. In so far as necessary, the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, may exclude from the application of this Convention limited categories of employment or work in respect of which special and substantial problems of application arise.

2. Each Member which ratifies this Convention shall list in its first report on the application of the Convention submitted under article 22 of the Constitution of the International Labour Organisation any categories which may have been excluded in pursuance of paragraph 1 of this Article, giving the reasons for such exclusion, and shall state in subsequent reports the position of its law and practice in respect of the categories excluded and the extent to which effect has been given or is proposed to be given to the Convention in respect of such categories.

3. Employment or work covered by Article 3 of this Convention shall not be excluded from the application of the Convention in pursuance of this Article.

Article 5

1. A Member whose economy and administrative facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially limit the scope of application of this Convention.

2. Each Member which avails itself of the provisions of paragraph 1 of this Article shall specify, in a declaration appended to its ratification, the branches of economic activity or types of undertakings to which it will apply the provisions of the Convention.

***43** 3. The provisions of the Convention shall be applicable as a minimum to the following: mining and quarrying; manufacturing; construction; electricity, gas and water; sanitary services; transport, storage and communication; and plantations and other agricultural undertakings mainly producing for commercial purposes, but excluding family and small-scale holdings producing for local consumption and not regularly employing hired workers.

4. Any Member which has limited the scope of application of this Convention in pursuance of this Article--

(a) shall indicate in its reports under article 22 of the Constitution of the International Labour Organisation the general position as regards the employment or work of young persons and children in the branches of activity which are excluded from the scope of application of this Convention and any progress which may have been made towards wider application of the provisions of the Convention;

(b) may at any time formally extend the scope of application by a declaration addressed to the Director-General of the International Labour Office.

Article 6

This Convention does not apply to work done by children and young persons in schools for general, vocational or technical education or in other training institutions, or to work done by persons at least 14 years of age in undertakings, where such work is carried out in accordance with conditions prescribed by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, and is an integral part of--

(a) a course of education or training for which a school or training institution is primarily responsible;

(b) a programme of training mainly or entirely in an undertaking, which programme has been approved by the competent authority; or

(c) a programme of guidance or orientation designed to facilitate the choice of an occupation or of a line of training.

Article 7

1. National laws or regulations may permit the employment or work of persons 13 to 15 years of age on light work which is--

(a) not likely to be harmful to their health or development; and

(b) not such as to prejudice their attendance at school, their participation in vocational orientation or training programmes approved by the competent authority or their capacity to benefit from the instruction received.

2. National laws or regulations may also permit the employment or work of persons who are at least 15 years of age but have not yet completed their compulsory schooling on work which meets the requirements set forth in sub- paragraphs (a) and (b) of paragraph 1 of this Article.

3. The competent authority shall determine the activities in which employment or work may be permitted under paragraphs 1 and 2 of this Article and shall prescribe the number of hours during which and the conditions in which such employment or work may be undertaken.

4. Notwithstanding the provisions of paragraphs 1 and 2 of this Article, a Member which has availed itself of the provisions of paragraph 4 of Article 2 may, for as long as it continues to do so, substitute the ages 12 and 14 for the ages 13 and 15 in paragraph 1 and the age 14 for the age 15 in paragraph 2 of this Article.

Article 8

*44 1. After consultation with the organisations of employers and workers concerned, where such exist, the competent authority may, by permits granted in individual cases, allow exceptions to the prohibition of employment or work provided for in Article 2 of this Convention, for such purposes as participation in artistic performances.

2. Permits so granted shall limit the number of hours during which and prescribe the conditions in which employment or work is allowed.

Article 9

1. All necessary measures, including the provision of appropriate penalties, shall be taken by the competent authority to ensure the effective enforcement of the provisions of this Convention.

2. National laws or regulations or the competent authority shall define the persons responsible for compliance with the provisions giving effect to the Convention.

3. National laws or regulations or the competent authority shall prescribe the registers or other documents which shall be kept and made available by the employer; such registers or documents shall contain the names and ages or dates of birth, duly certified wherever possible, of persons whom he employs or who work for him and who are less than 18 years of age.

Article 10

1. This Convention revises, on the terms set forth in this Article, the Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, the Minimum Age (Trimmers and Stokers) Convention, 1921, the Minimum Age (Non-Industrial Employment) Convention, 1932, the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, and the Minimum Age (Underground Work) Convention, 1965.

2. The coming into force of this Convention shall not close the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, or the Minimum Age (Underground Work) Convention, 1965, to further ratification.

3. The Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, and the Minimum Age (Trimmers and Stokers) Convention, 1921, shall be closed to further ratification when all the parties thereto have consented to such closing by ratification of this Convention or by a declaration communicated to the Director-General of the International Labour Office.

4. When the obligations of this Convention are accepted--

(a) by a Member which is a party to the Minimum Age (Industry) Convention (Revised), 1937, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(b) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention, 1932, by a Member which is a party to that Convention, this shall ipso jure involve the immediate denunciation of that Convention,

***45** (c) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, by a Member which is a party to that Convention, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(d) in respect of maritime employment, by a Member which is a party to the Minimum Age (Sea) Convention (Revised), 1936, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to maritime employment, this shall ipso jure involve the immediate denunciation of that Convention,

(e) in respect of employment in maritime fishing, by a Member which is a party to the Minimum Age (Fishermen) Convention, 1959, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to employment in maritime fishing, this shall ipso jure involve the immediate denunciation of that Convention,

(f) by a Member which is a party to the Minimum Age (Underground Work) Convention, 1965, and a minimum age of not less than the age specified in pursuance of that Convention is specified in pursuance of Article 2 of this Convention or the Member specifies that such an age applies to employment underground in mines in virtue of Article 3 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention, if and when this Convention shall have come into force.

5. Acceptance of the obligations of this Convention--

(a) shall involve the denunciation of the Minimum Age (Industry) Convention, 1919, in accordance with Article 12 thereof,

(b) in respect of agriculture shall involve the denunciation of the Minimum Age (Agriculture) Convention, 1921, in accordance with Article 9 thereof,

(c) in respect of maritime employment shall involve the denunciation of the Minimum Age (Sea) Convention, 1920, in accordance with Article 10 thereof, and of the Minimum Age (Trimmers and Stokers) Convention, 1921, in accordance with Article 12 thereof, if and when this Convention shall have come into force.

Article 11

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 12

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 13

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

***46** 2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Conventionat the expiration of each period of ten years under the terms provided for in this Article.

Article 14

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 15

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 16

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 17

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 13 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 18

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C005 Minimum Age (Industry) Convention, 1919

Conventions: C007 Minimum Age (Sea) Convention, 1920

Conventions: C010 Minimum Age (Agriculture) Convention, 1921

Conventions: C015 Minimum Age (Trimmers and Stokers) Convention, 1921

Conventions: C033 Minimum Age (Non-Industrial Employment) Convention, 1932

Conventions: C058 Minimum Age (Sea) Convention Revised), 1936

Conventions: C059 Minimum Age (Industry) Convention Revised), 1937

***47** Conventions: C060 Minimum Age (Non-Industrial Employment) Convention Revised), 1937

Conventions: C112 Minimum Age (Fishermen) Convention, 1959

Conventions: C123 Minimum Age (Underground Work) Convention, 1965

Constitution: 22:article 22 of the constitution of the International Labour Organisation

Revised: C005 This Convention revises the Minimum Age (Industry) Convention, 1919

Revised: C007 This Convention revises the Minimum Age (Sea) Convention, 1920

Revised: C010 This Convention revises the Minimum Age (Agriculture) Convention 1921

Revised: C015 This Convention revises the Minimum Age (Trimmers and Stokers) Convention, 1921

Revised: C033 This Convention revises the Minimum Age (Non-Industrial Employment) Convention, 1932

Revised: C058 This Convention revises the Minimum Age (Sea) Convention (Revised), 1936

Revised: C059 This Convention revises the Minimum Age (Industry) Convention (Revised), 1937

Revised: C060 This Convention revises the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937

Revised: C112 This Convention revises the Minimum Age (Fishermen) Convention, 1959

Revised: C123 This Convention revises the Minimum Age (Underground Work) Convention, 1965

ILO Home NORMES home ILOLEX home Universal Query NATLEX

For further information, please contact the International Labour Standards Department (NORMES) at Tel: +41.22.799.7149, Fax: +41.22.799.7139 or by email: (infonorm@ilo.org)

webinfo@ilo.org

EXHIBIT D

ILO CONVENTIONS

C1 Hours of Work (Industry) Convention, 1919

C2 Unemployment Convention, 1919
C3 Maternity Protection Convention, 1919
C4 Night Work (Women) Convention, 1919
C5 Minimum Age (Industry) Convention, 1919
C6 Night Work of Young Persons (Industry) Convention, 1919
C7 Minimum Age (Sea) Convention, 1920
C8 Unemployment Indemnity (Shipwreck) Convention, 1920
C9 Placing of Seamen Convention, 1920
C10 Minimum Age (Agriculture) Convention, 1921
C11 Right of Association (Agriculture) Convention, 1921
C12 Workmen's Compensation (Agriculture) Convention, 1921
C13 White Lead (Painting) Convention, 1921
C14 Weekly Rest (Industry) Convention, 1921
C15 Minimum Age (Trimmers and Stokers) Convention, 1921
C16 Medical Examination of Young Persons (Sea) Convention, 1921
C17 Workmen's Compensation (Accidents) Convention, 1925
C18 Workmen's Compensation (Occupational Diseases) Convention, 1925
C19 Equality of Treatment (Accident Compensation) Convention, 1925
C20 Night Work (Bakeries) Convention, 1925
C21 Inspection of Emigrants Convention, 1926
C22 Seamen's Articles of Agreement Convention, 1926
C23 Repatriation of Seamen Convention, 1926
C24 Sickness Insurance (Industry) Convention, 1927
C25 Sickness Insurance (Agriculture) Convention, 1927
C26 Minimum Wage-Fixing Machinery Convention, 1928
C27 marking of Weight (Packages Transported by Vessels) Convention, 1929
C28 Protection against Accidents (Dockers) Convention, 1929
C29 Forced Labour Convention, 1930
C30 Hours of Work (Commerce and Offices) Convention, 1930
C31 Hours of Work (Coal Mines) Convention, 1931
C32 Protection against Accidents (Dockers) Convention (Revised), 1932
C33 Minimum Age (Non-Industrial Employment) Convention, 1932
C34 Fee-Charging Employment Agencies Convention, 1933
C35 Old-Age Insurance (Industry, etc.) Convention, 1933
C36 Old-Age Insurance (Agriculture) Convention, 1933
C37 Invalidity Insurance (Industry, etc.) Convention, 1933
C38 Invalidity Insurance (Agriculture) Convention, 1933
C39 Survivors' Insurance (Industry, etc.) Convention, 1933
C40 Survivors' Insurance (Agriculture) Convention, 1933
C41 Night Work (Women) Convention (Revised), 1934
C42 Workmen's Compensation (Occupational Diseases) Convention (Revised), 1934
C43 Sheet-Glass Works Convention, 1934
C44 Unemployment Provision Convention, 1934
C45 Underground Work (Women) Convention, 1935
C46 Hours of Work (Coal Mines) Convention (Revised), 1935
C47 Forty-Hour Week Convention, 1935
C48 Maintenance of Migrants' Pension Rights Convention, 1935
C49 Reduction of Hours of Work (Glass-Bottle Works) Convention, 1935
C50 Recruiting of Indigenous Workers Convention, 1936
C51 Reduction of Hours of Work (Public Works) Convention, 1936
C52 Holidays with Pay Convention, 1936
C53 Officers' Competency Certificates Convention, 1936
C54 Holidays with Pay (Sea) Convention, 1936
C55 Shipowners' Liability (Sick and Injured Seamen) Convention, 1936
C56 Sickness Insurance (Sea) Convention, 1936
C57 Hours of Work and Manning (Sea) Convention, 1936
C58 Minimum Age (Sea Convention (Revised), 1936

C59 Minimum Age (Industry Convention (Revised), 1937
C60 Minimum Age (Non-Industrial Employment Convention (Revised), 1937
C61 Reduction of Hours of Work (Textiles) Convention, 1937
C62 Safety Provisions (Building) Convention, 1937
C63 Convention Concerning Statistics of Wages and Hours of Work, 1938
C64 Contracts of Employment (Indigenous Workers) Convention, 1939
C65 Penal Sanctions (Indigenous Workers) Convention, 1939
C66 Migration for Employment Convention, 1939
C67 Hours of Work and Rest Period (Road Transport) Convention, 1939
C68 Food and Catering (Ships' Crews) Convention, 1946
C69 Certification of Ships' Cooks Convention, 1946
C70 Social Security (Seafarers) Convention, 1946
C71 Seafarers' Pensions Convention, 1946
C72 Paid Vacations (Seafarers) Convention, 1946
C73 Medical Examination (Seafarers) Convention, 1946
C74 Certification of Able Seamen Convention, 1946
C75 Accommodation of Crews Convention, 1946
C76 Wages, Hours of Work and Manning (Sea) Convention, 1946
C77 Medical Examination of Young Persons (Non-Industrial Occupations) Convention, 1946
C78 Medical Examination of Young Persons (Non-Industrial Occupations) Convention, 1946
C79 Night Work of Young Persons (Non-Industrial Occupations) Convention, 1946
C80 Final Articles Revision Convention, 1946
C81 Labour Inspection Convention, 1947
P81 Protocol of 1995 to the Labour Inspection Convention, 1947
C82 Social Policy (Non-Metropolitan Territories) Convention, 1947
C83 Labour Standards (Non-Metropolitan Territories) Convention, 1947
C84 Right of Association (Non-Metropolitan Territories) Convention, 1947
C85 Labour Inspectorates (Non-Metropolitan Territories) Convention, 1947
C86 Contracts of Employment (Indigenous Workers) Convention, 1947
C87 Freedom of Association and Protection of the Right to Organise Convention, 1948
C88 Employment Service Convention, 1948
C89 Night Work (Women Convention (Revised), 1948
C90 Night Work of Young Persons (Industry Convention (Revised), 1948
C91 Paid Vacations (Seafarers Convention (Revised), 1949
C92 Accommodation of Crews Convention (Revised), 1949
C93 Wages, Hours of Work and Manning (Sea Convention (Revised), 1949
C94 Labour Clauses (Public Contracts) Convention, 1949
C95 Protection of Wages Convention, 1949
C96 Fee-Charging Employment Agencies Convention (Revised), 1949
C97 Migration for Employment Convention (Revised), 1949
C98 Right to Organise and Collective Bargaining Convention, 1949
C99 Minimum Wage Fixing Machinery (Agriculture) Convention, 1951
C100 Equal Remuneration Convention, 1951
C101 Holidays with Pay (Agriculture) Convention, 1952
C102 Social Security (Minimum Standards) Convention, 1952
C103 Maternity Protection Convention (Revised), 1952
C104 Abolition of Penal Sanctions (Indigenous Workers) Convention, 1955
C105 Abolition of Forced Labour Convention, 1957
C106 Weekly Rest (Commerce and Offices) Convention, 1957
C107 Indigenous and Tribal Populations Convention, 1957
C108 Seafarers' Identity Documents Convention, 1958
C109 Wages, Hours of Work and Manning (Sea Convention (Revised), 1958
C110 Plantations Convention, 1958
P110 Protocol to the Plantations Convention, 1958

C111 Discrimination (Employment and Occupation) Convention, 1958
C112 Minimum Age (Fishermen) Convention, 1959
C113 Medical Examination (Fishermen) Convention, 1959
C114 Fishermen's Articles of Agreement Convention, 1959
C115 Radiation Protection Convention, 1960
C116 Final Articles Revision Convention, 1961
C117 Social Policy (Basic Aims and Standards) Convention, 1962
C118 Equality of Treatment (Social Security) Convention, 1962
C119 Guarding of Machinery Convention, 1963
C120 Hygiene (Commerce and Offices) Convention, 1964
C121 Employment Injury Benefits Convention, 1964
C122 Employment Policy Convention, 1964
C123 Minimum Age (Underground Work) Convention, 1965
C124 Medical Examination of Young Persons (Underground Work) Convention, 1965
C125 Fishermen's Competency Certificates Convention, 1966
C126 Accommodation of Crews (Fishermen) Convention, 1966
C127 Maximum Weight Convention, 1967
C128 Invalidity, Old-Age and Survivors' Benefits Convention, 1967
C129 Labour Inspection (Agriculture) Convention, 1969
C130 Medical Care and Sickness Benefits Convention, 1969
C131 Minimum Wage Fixing Convention, 1970
C132 Holidays with Pay Convention (Revised), 1970
C133 Accommodation of Crews (Supplementary Provisions) Convention, 1970
C134 Prevention of Accidents (Seafarers) Convention, 1970
C135 Workers' Representatives Convention, 1971
C136 Benzene Convention, 1971
C137 Dock Work Convention, 1973
C138 Minimum Age Convention, 1974
C139 Occupational Cancer Convention, 1974
C140 Paid Educational Leave Convention, 1974
C141 Rural Workers' Organisations Convention, 1975
C142 Human Resources Development Convention, 1975
C143 Migrant Workers (Supplementary Provisions) Convention, 1975
C144 Tripartite Consultation (International Labour Standards) Convention, 1976
C145 Continuity of Employment (Seafarers) Convention, 1976
C146 Seafarers' Annual Leave with Pay Convention, 1976
C147 Merchant Shipping (Minimum Standards) Convention, 1976
P147 Protocol of 1996 to the Merchant Shipping (Minimum Standards) Convention, 1976
C148 Working Environment (Air Pollution, Noise and Vibration) Convention, 1977
C149 Nursing Personnel Convention, 1977
C150 Labour Administration Convention, 1978
C151 Labour Relations (Public Service) Convention, 1978
C152 Occupational Safety and Health (Dock Work) Convention, 1979
C153 Hours of Work and Rest Periods (Road Transport) Convention, 1979
C154 Collective Bargaining Convention, 1981
C155 Occupational Safety and Health Convention, 1981
C156 Workers with Family Responsibilities Convention, 1981
C157 Maintenance of Social Security Rights Convention, 1982
C158 Termination of Employment Convention, 1982
C159 Vocational Rehabilitation and Employment (Disabled Persons) Convention, 1983
C160 Labour Statistics Convention, 1985
C161 Occupational Health Services Convention, 1985
C162 Asbestos Convention, 1986
C163 Seafarers' Welfare Convention, 1987
C164 Health Protection and Medical Care (Seafarers) Convention, 1987

C165 Social Security (Seafarers) Convention, (Revised), 1987
C166 Repatriation of Seafarers Convention (Revised), 1987
C167 Safety and Health in Construction Convention, 1988
C168 Employment Promotion and Protection Against Unemployment Convention, 1988
C169 Indigenous and Tribal Peoples Convention, 1989
C170 Chemicals Convention, 1990
C171 Night Work Convention, 1990
C172 Working Conditions (Hotels and Restaurants) Convention, 1991
C173 Protection of Workers' Claims (Employer's Insolvency) Convention, 1992
C174 Prevention of Major Industrial Accidents Convention, 1993
C175 Part-Time Work Convention, 1994
C176 Safety and Health in Mines Convention, 1995
C177 Home Work Convention, 1996
C178 Labour Inspection (Seafarers) Convention, 1996
C179 Recruitment and Placement of Seafarers Convention, 1996
C180 Seafarers' Hours of Work and the Manning of Ships Convention, 1996
C181 Private Employment Agencies Convention, 1997
C182 Worst Forms of Child Labour Convention, 1999
C183 Maternity Protection Convention, 2000
C184 Safety and Health in Agriculture Convention, 2001

EXHIBIT E

REVLON

Code Of Business Conduct of Revlon, Inc. and Its Worldwide Subsidiaries

March 1997

***48** Dear Colleague:

Here at Revlon we have a long-standing commitment to conducting our business and achieving our objectives by maintaining only the highest level of ethical standards and legal behavior in everything we do. We are proud of Revlon's good name, which is the cumulative product of the conduct of each of us who is employed by, or engaged to perform services for, Revlon. Its preservation is fundamental to the continued well-being of our Company.

As a global company, Revlon is subject to a wide variety of laws, policies and regulations. As Revlon employees, each of us has a personal responsibility to conduct ourselves in strict compliance with the letter and spirit of these laws, policies and regulations. This Code of Business Conduct has been developed to provide a summary of our Company's standards and of significant laws affecting the conduct of our business.

Revlon is committed to being the beauty industry leader by providing the best products for our consumers, consistently emphasizing innovation and high quality, providing responsive support to our customers, dealing fairly with our vendors and maintaining a challenging, open and productive work environment for our employees. Adherence to the policies set forth in the Code, by each and every one of us at all levels of our Company, is essential if we are to achieve this goal.

Each Revlon employee and agent is required to read this Code carefully. Our ability to meet the challenges of the future will depend on our understanding and support of the Code's purposes and spirit. Every Revlon employee must understand that compliance with the Code must be a condition of continued employment with the Company.

I know that Revlon can count on you in this critical effort.

REVLON CODE OF BUSINESS CONDUCT INDEX

ALL EMPLOYEES' RESPONSIBILITY

***49** Every Revlon employee (which as used here should be read as including consultants, agents and others retained to work for Revlon) has a responsibility to comply with the policies and procedures of Revlon, Inc. and its worldwide subsidiaries ("the Company") which govern the conduct of the Company's business in a legal and ethical manner, including those outlined in this Code of Business Conduct ("the Code"). The General Counsel of Revlon, Inc. has been designated the Corporate Compliance Officer. The Corporate Compliance Officer will have ultimate responsibility for overseeing compliance with all applicable laws and regulations, the Code and all related Company policies and procedures. The Corporate Compliance Officer, with the assistance of appropriate Company officials, is responsible for implementing training, review and oversight procedures designed to assure compliance. As part of its regular rotational audits of Company operations, Revlon Internal Audit also will review for compliance with these procedures.

The most fundamental principle of the Code is that all business conducted by the Company and the people who are employed or retained by the Company must meet high standards of business and personal ethics, in addition to complying with the letter and spirit of all applicable laws, regulations and policies. Failure to comply with the standards required by the Code can damage the Company's good name, trade and consumer relations, and business opportunities. In addition, conduct which violates applicable laws or regulations can subject the individuals involved and the Company and its officers to potentially huge money damages and other penalties. For this reason, the Company intends to prevent the occurrence of conduct not in compliance with the Code, to halt any such conduct that may occur as soon as possible after its discovery, and to discipline those who violate the Code and the Company's related policies and procedures, including individuals who fail to exercise proper supervision and oversight to detect a violation by their subordinates. Inadvertent error, prompt correction and self-reporting of non-compliance will be considered in determining the Company's response.

All employees benefit from an atmosphere of good ethical conduct. With that goal in mind, every employee is responsible for reporting any suspected misconduct, illegal activity, fraud, misuse of Company assets or other violation of ethical standards. Complete instructions as to the implementation of the Code, including the procedure necessary to report a violation, are found beginning on page 28 of this booklet.

The Company requires that all employees read the Code carefully and sign and deliver to their local Human Resources office the Compliance Acknowledgment Form which is attached at the end of this booklet. This will confirm that they have received and read the Code, understand it, and will comply with the standards and procedures contained in the Code. In addition, periodically each employee will be sent a similar form to be signed and returned, certifying that he or she has complied with the Code. Abiding by the standards and procedures outlined in the Code and the Company's related policies and procedures is a condition of continued employment with the Company.

***50** The Code is a statement of policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment.

COMPLIANCE WITH LAWS AND RELATED POLICIES

General

Summarized below and described on the following pages are certain of the laws, rules and regulations and the related policies and procedures of the Company which are particularly important to the Company's business and the preservation of its good name and reputation. Many of these matters as well as other policies and procedures are covered definitively in the Company's Corporate Policy Manual and various Departmental and Division policies and procedures, copies of which are available for your review in each facility's Human Resources Department and in the Law Department. When there is a doubt as to the lawfulness of any proposed activity, advice should be sought from the Law Department or the Corporate Compliance Officer before the activity is undertaken.

Employees are responsible for reviewing and understanding these definitive policies and procedures to the extent related to them and their activities. The following summary and the descriptions of certain key policies contained in the following pages are for general introductory purposes only.

Summary of Certain Key Laws and Related Policies

Description of Policies

1. Securities Trading

*51 The Company has a long-standing commitment to compliance with applicable U.S. and foreign securities laws and regulations. In the course of your employment, you may become aware of nonpublic information regarding important business affairs of the Company or other firms. The securities laws prohibit trading securities on the basis of such information if it is material. Under the securities laws information is deemed to be material if an investor would consider it important in deciding whether to buy, sell, or hold securities. Examples of some types of material information are financial results, financial forecasts, changes in dividends, possible mergers, acquisitions, joint ventures and other purchases and sales of or investments in companies, obtaining or losing important contracts, information concerning significant discoveries, important product developments, major litigation developments, and major changes in business direction.

Company policy goes further and prohibits misuse of any nonpublic information gained in the course of employment with the Company, including securities trading on the basis of any such nonpublic information. Information is considered to be nonpublic unless it has been adequately disclosed to the public. Examples of effective disclosure include public filings with securities regulatory authorities and issuance of press releases and also may include meetings with members of the press and the public. However, the information must not only be publicly disclosed; there also must be adequate time and opportunity for the market as a whole to digest the information. If you are aware of information relating to the Company or relating to firms with which the Company does business or is negotiating or competing you may not buy or sell securities of the Company or the other firm involved, or disclose this information to any person other than Company employees, consultants, agents and representatives who need to know it in the course of their duties for the Company, until the information has been disclosed to the public by the Company or such firm (or its or their representatives) and there has been an adequate opportunity for the information to be absorbed by the market.

If you have a question as to whether information regarding the Company or other firms with which the Company does business or is negotiating or competing has been adequately disclosed to the public, you must contact the Corporate Compliance Officer or the Law Department and abstain from trading in the affected securities or improperly disclosing the information until you have been authoritatively informed that the information is not material or has been publicly disclosed and digested.

To guard against the appearance of improper trading, whether or not an employee has knowledge of nonpublic information concerning the Company an employee (i) should not trade Company securities shortly in advance of the Company's quarterly or annual earnings releases, (ii) should if possible time trades in Company securities to occur during the "window periods" from the third through the twelfth business days after such releases, and (iii) should pre-clear with the Vice President and Secretary, Revlon, Inc., all transactions in Company securities exceeding $25,000. In addition, employees should avoid situations in which there may be economic or other pressures on them to trade at a time that would be improper or create the appearance of impropriety, such as buying Company securities "on margin" (unless arrangements are made to cover any "margin calls" in cash), buying publicly traded "puts", "calls" or other Company "derivative" securities with fixed exercise dates, or serving as a trustee or other fiduciary of trusts established for family members or others unless the trust is precluded from investing in Company securities or a third party has sole investment discretion. Any questions regarding these restrictions or other aspects of the Company's related policies and procedures should be referred to the Vice President, Deputy General Counsel and Secretary or the Corporate Compliance Officer.

2. Protection of the Company's Proprietary Information

***52** Proprietary information and trade secrets may consist of any formula, design, device or information maintained in secrecy which is used in business, and which gives that business an opportunity to obtain an advantage over competitors who do not know about it or use it. The Company has developed its own proprietary information and also has access, pursuant to agreement, to the proprietary information of other parties.

Employees may not improperly disclose or improperly use any proprietary information learned of as a result of their employment with the Company. Company policy prohibits the use of proprietary information by employees for their own purposes or the disclosure of proprietary information to unauthorized employees or third parties such as competitors, customers, clients or outside contractors. Company policy also prohibits the improper use by employees in the Company's business of proprietary information obtained from former employers or other third parties. See also "Intellectual Property" below.

If you have a question as to whether information is proprietary or is a trade secret, you must contact the Law Department or the Corporate Compliance Officer and abstain from using or disclosing the information until you are informed that use or disclosure is permitted.

3. Environmental Compliance

The Company recognizes its obligation as a corporate citizen to carry out all of its activities in ways that preserve and promote a clean, safe and healthful environment. It is the policy of the Company that all employees comply strictly with the letter and spirit of applicable environmental laws and regulations and the public policies they represent. No employee of the Company has authority to engage in conduct that does not comply with this policy or to authorize, direct, approve or condone such conduct by any other person. The Company will ensure compliance with this policy through vigilant self-monitoring and the training and, where necessary, disciplining of Company personnel at all levels.

It also is a policy of the Company to seek ways to ensure that its activities not only meet, but exceed, applicable environmental standards. The Company is committed to evaluating all potential environmental impacts in corporate decision-making with a view to enhancing conservation of energy and natural resources, minimizing the release of any pollutant that may cause environmental damage, minimizing the creation of waste, disposing of waste through safe and responsible methods, and minimizing environmental risks by employing safe technologies and operating procedures and by being prepared for emergencies.

The consequences of failure to adhere to the Company's environmental policy can be serious for the Company and the individuals involved, as well as the Company's workforce and the communities in which we operate and live. Pollution resulting from manufacturing operations or the improper disposal of waste can be harmful to public health and the environment. It is the Company's goal to prevent pollution rather than to clean it up.

***53** The Vice President and Special Counsel for Environmental Affairs (625 Madison Avenue, New York, New York 10022, telephone: (212) 527-5603) is responsible for overall implementation of the Company's Worldwide Environmental Policy. Facility management and facility environmental staff, with the assistance of the Vice President and Special Counsel for Environmental Affairs, have the responsibility to implement and carry out the Company's environmental compliance program, including the development of site-specific environmental compliance plans, as appropriate, to supplement Company policies and guidelines. Facility management also is responsible for ensuring the appropriate training of each individual whose job affects environmental compliance. The Vice President and Special Counsel for Environmental

Affairs and the Law Department will assist the regulatory compliance staff at each facility in maintaining up-to-date information on current and anticipated new environmental laws and regulations, in developing site-specific compliance programs, and in-training employees.

All employees are required to fully cooperate in the Company's implementation of its environmental compliance program, as follows:

- It is each employee's responsibility to ensure that his or her activities strictly adhere to all applicable environmental laws and regulations, to all Company policies and procedures related thereto, and to the requirements, limitations and conditions of all environmental permits.
- Bypassing any environmental control or monitoring device is strictly prohibited.
- The Company prohibits, without exception, the entry of information known to be false on any governmental environmental form, on any monitoring report, or in response to any request for environmental information from any governmental agency. Tampering with or dilution of samples, or otherwise providing false information about the results of sampling, testing or analysis, as well as intentional failure to follow permit conditions or applicable protocols for collecting, sampling, testing, analyzing, or recording of environmental data are also strictly prohibited.
- Employees must immediately report any spill or other unpermitted release of a hazardous substance to their Supervisor and in accordance with the specific spill reporting policy in effect at their facility.

If an employee becomes aware of any violation or possible violation of any environmental law, regulation or permit, any providing of false information or data, any bypassing of any environmental control or monitoring device or any other violation or possible violation of the Company's environmental or worker safety and health policies and procedures, such information must immediately be reported to his or her General Manager and the Vice President and Special Counsel for Environmental Affairs.

4. Competition; Antitrust

While the Company competes aggressively in its many business activities, its efforts in the marketplace must be conducted in a fair and equitable manner in strict accordance with the letter and spirit of all applicable antitrust, competition and trade practice laws and regulations (collectively, "antitrust laws").

***54** The antitrust laws involving prices and pricing procedures pose substantial risks for firms like the Company. The Company must always make independent pricing decisions for each of its products based on factors such as value to the customer, costs and competitive pressure in the marketplace. Unless the Company's pricing decisions are made unilaterally and in compliance with the antitrust laws, substantial legal problems may arise under the antitrust laws. The exchange of sensitive information with competitors, such as fees charged, profit margins or credit and billing practices, can violate the antitrust laws. In addition, certain antitrust laws prohibit sellers from discriminating in the prices, terms of sale or advertising or promotional programs and allowances provided to different customers where competitive injury results. Thus, in the United States all promotional allowances and services, free goods, display fixtures, volume discounts, advertising, merchandising assistance and demonstrators must be offered, on functionally equivalent, proportionately equal terms, to all customers who compete in selling the Company's like products.

In addition to price fixing and price discrimination, activities that may be prohibited by the antitrust laws include: resale price maintenance; group boycotts; allocation of customers, territories, products or services; unlawful tying; predatory pricing; unlawful exclusivity agreements; monopolization; unlawful termination of dealers, suppliers or distributors; and under certain circumstances attempts to engage in many of these types of activity. Certain of these unlawful practices are described below.

In the United States, the prohibition against resale price maintenance means that the Company is not permitted to enter into an agreement with a customer setting the price to be charged by that customer for the Company's products. The Company can suggest the resale price or pre-mark the product with a suggested resale price. However, the Company cannot agree with a customer as to the actual price, or the minimum or maximum price, that the customer will charge for the product. It is also illegal and against Company policy to use any threats or coercion or otherwise interfere with a customer's right to establish its own resale prices.

The prohibition against group boycotts means that the Company may not agree with any competitor, customer or supplier or group of competitors, customers or suppliers to refuse to buy from, sell to or otherwise deal with any person. While the Company generally is permitted independently to determine that it does not wish to buy from or sell to a particular person, when such decision is reached jointly with other competitors, customers or suppliers it is illegal, regardless of commercial justification.

The prohibition against allocation of customers, territories, products or services means that the Company may not agree with a competitor to divide customers or territories, or to refrain from selling a certain product generally or in any geographic region or to any category of customer. These agreements, like price fixing, are always illegal.

***55** Tying can, under certain circumstances, also be illegal. Tying may occur when a buyer is required, as a condition of purchasing one product (the ""tying" product), to also purchase a second, distinct product (the "tied" product). Because the legality of any given tying arrangement depends upon a number of complex legal and economic factors, tying arrangements should never be implemented without first consulting the Law Department.

Any agreement, whether formal or informal, or any joint activity involving the Company and any other party, the intent or effect of which is to reduce competition, may violate the antitrust laws and regulations. Unlawful agreements need not take the form of a written contract or consist of express commitments or mutual assurances. Courts can -- and do -- infer agreements based on "loose talk," informal discussions or the mere exchange between competitors of information from which pricing or other collusion could result. Any communication with a competitor's representative, no matter how innocuous it may seem at the time, may later be subject to antitrust scrutiny and form the basis for accusations of improper or illegal conduct. Employees of the Company must conduct all relations with competitors, including social activities, as if they were completely in the public view because they may later be subject to probing examination and unfavorable interpretation.

For example, trade association meetings and other industry gatherings typically serveperfectly legitimate and worthwhile purposes. However, these meetings also provide a potential pitfall under the antitrust laws because they bring together competitors -- people with common interests and problems -- who may discuss matters of mutual concern. The most serious problems are apt to arise at informal gatherings, sometimes over drinks, particularly in a hotel room or hospitality suite after an official meeting has ended.

Any discussion, action, or transaction which may involve prohibited conduct should be avoided and any knowledge of such conduct must be reported immediately to the Corporate Compliance Officer. Any questions about what is permissible conduct should be raised with the Corporate Compliance Officer or the Law Department before any action is taken.

Employees engaged in any of the Company's foreign operations should at a minimum observe the same antitrust guidelines as stated above. The European Community and virtually every European country, including many in Eastern Europe, as well as many non-European countries, have antitrust laws that prohibit many of the same types of conduct that are prohibited under U.S. antitrust laws and, in some cases, additional types of conduct (e.g., entering into unregistered requirements contracts in the U.K. and certain refusals to deal in the European Community). Indeed, the antitrust laws of the European Community and many other countries generally impose more stringent rules than exist under U.S. antitrust laws with respect to many types of business practices, including, among others: distribution agreements; patent, copyright and trademark licenses; territorial restrictions on resellers and licensees; rebates and discounts to customers; and pricing policy generally. Moreover, both the European Community Commission and national antitrust agencies have substantially increased their enforcement activities in recent years, including substantial increases in the level and frequency of multi-million dollar fines that are being imposed for antitrust violations. Employees operating outside the United States must strictly avoid the same types of prohibited conduct described above and know and comply with the local laws applicable to those overseas activities, and should consult with the Law Department whenever they have any concerns about proposed conduct that may have an anticompetitive purpose or effect.

5. False Statements; Schemes to Defraud and Theft

***56** It is a violation of Company policy, and a criminal offense punishable by fines and imprisonment, for employees knowingly and willfully to make or cause to be made a false statement, orally or in writing, to a government official. (It may be a civil violation to make a false statement, such as an invoice, even in the absence of knowing willfulness.) It is similarly a violation of Company policy and the law to knowingly and willfully conceal or cause to be concealed a material fact called for in a governmental report, application or other filing. This policy extends to all communications with any federal, state, local or foreign government agency. An employee can violate this policy even if the employee does not personally make the false statement or conceal the material fact. For example, employees are prohibited from providing false information to any other employee or third party knowing that, or under circumstances making it likely that, this information will later be used in providing information to a governmental agency.

It is also a violation of Company policy to knowingly and willfully make false statements or conceal a material fact in any communication to the Company related to official Company action, including statements related to employment or employee benefits, statements made in connection with investigations, and required employee reports.

Similarly, Company employees may not engage in any scheme to defraud the Company or a customer, supplier or other person with whom the Company does business out of money, property or services or to wrongfully withhold or misappropriate the property of others. The misappropriation of Company assets, the provision of any products to any person or entity not in accordance with established Company policy, and the retention of any benefit that belongs to the Company from a customer, supplier or other person with whom the Company does business, may operate as frauds upon the Company and are prohibited. This prohibition includes unauthorized use of the Company's communications equipment, computers, related facilities or other Company assets, including proprietary information and trade secrets. Any theft, fraud, embezzlement or misappropriation of Company property or resources must be reported immediately to the Corporate Compliance Officer, the Vice President -- Revlon Internal Audit and the Revlon Director of Corporate Security.

6. Improper Payments and Gifts

Making or receiving improper payments of any kind in connection with the conduct of the Company's business, directly or indirectly, is strictly prohibited. Improper payments include payments which violate laws or regulations, such as those prohibiting payments of any kind to or from governmental or regulatory officials, payments which represent bribes, kickbacks, or payoffs to or from government officials, customers, suppliers or others with which the Company does business, and payments made with an improper intent. Any such payments are improper, whether made or received directly or indirectly. In addition, any arrangements which aid and abet another party to make or receive such a payment are improper. Improper payments need not be in the form of money. They may include gifts or services.

***57** Any payment which is falsified or intentionally not reported in accounting records shall be deemed to be an improper payment. Unrecorded, off- the-record funds are not to be established. No false entries are to be made in the books and records of the Company, and payments and receipts shall be for the purposes stated in the supporting documentation relating to such payments and receipts. See also the description of the Company's policy on "Record Keeping" below.

Employees should be aware that with respect to government and regulatory officials, it is not necessary that a gift or payment be given with the intent to influence that government official to constitute a violation of state or federal law. Further, federal law prohibits bribery of foreign as well as domestic government officials. See "International Business -- The Foreign Corrupt Practices Act" below. Any request made to a Company employee by a government or regulatory official for an improper payment, or any action taken or threatened by such an official with the intent of obtaining such a payment, must be reported immediately to the Corporate Compliance Officer.

In addition, Company policy prohibits employees giving or receiving excessive or uncustomary gifts or services to or from others with whom the Company does business, whether or not such gifts or services constitute improper payments as described above. See "CONFLICTS OF INTEREST" below.

7. Wiretapping and Eavesdropping; Surreptitious Recording

It is the Company's policy to comply fully with all U.S. and foreign laws governing wiretapping and other forms of electronic surveillance. Unless otherwise expressly approved by the Revlon Director of Corporate Security, it is a violation of Company policy for an employee to use any electronic, mechanical or other device to intercept the contents of any telegraphic, telephonic, facsimile, modem-transmitted, electronic mail or other electronic communication, unless one or all of the parties to the communication consent to the interception. This includes, but is not limited to, the use of telephone extensions to overhear other individuals' conversations.

The law may be violated merely by an employee's listening in on a conversation, even if no notes are taken and no recordings are made. Any employee who engages a telephone extension while another individual is using that extension must (i) have received express permission from all of the people on the line, or be aware that all individuals on the line have given blanket permission to listen to their telephone calls, or (ii) identify himself or herself so that the participants in the conversation will understand that someone is listening to the conversation or (iii) hang up immediately.

Company policy also prohibits, without the express permission of the Revlon Director of Corporate Security, the use of any device on Company property or in connection with Company business to make any sound, photographic or other video recording of another person, unless all persons being recorded are aware of the recording and consent to it.

8. Labor and Employment Law

***58** All employees must comply with all applicable U.S. and foreign laws concerning labor and employment. The Company is bound by these laws and has established policies and programs, including equal employment opportunity policies, affirmative action plans, safety and health programs and wage and hour procedures, to ensure compliance with legal requirements, certain of which are described below.

Equal Employment Opportunity. The Company is dedicated to the goal of providing equal employment opportunity for all employees without discrimination based on any impermissible classification including, but not limited to, race, color, creed, religion, sex, national origin, citizenship, age, disability, marital status, veteran status or sexual orientation. The Company requires all employees to refrain from unlawful discrimination in any aspect of employment, including decisions concerning recruitment, hiring, placement, selection, development, transfer, demotion, promotion, Company-sponsored training, compensation, discipline, termination and use of employee benefits, facilities or social and recreational programs. As an equal employment opportunity employer, the Company is dedicated to the principles of affirmative action and requires all employees to implement steps to achieve those principles.

Consistent with this policy, the Company will not tolerate discrimination against its employees by any employee or any individual or firm with which the Company does business based upon any impermissible classification. If you believe you have been subjected to unlawful employment discrimination, you should immediately contact the personnel executive of the appropriate Group or Division or the office of the Senior Vice President -- Human Resources, the Senior Employment Counsel or the Corporate Compliance Officer. All complaints of employment discrimination will be investigated swiftly and in as confidential a manner as possible, and corrective and disciplinary action will be taken, if appropriate.

Sexual Harassment. As part of the Company's equal employment opportunity policy, the Company is committed to protecting the right of its employees to work in an environment that is free from all forms of discrimination, including sexual harassment. Sexual harassment may include unwelcome sexual advances, requests for sexual favors, and verbal, physical or visual conduct or conditions of a sexual nature that have the effect of unreasonably interfering with an employee's work performance or which create an intimidating, hostile or offensive work environment. If you believe you have been the victim of sexual harassment, you should immediately contact the personnel executive of the appropriate Group or Division or the office of the Senior Vice President -- Human Resources, the Vice President -- Human Resources Development or the Corporate Compliance Officer. All allegations of sexual harassment will be investigated promptly in as confidential a manner as possible, and corrective and disciplinary action will be taken, if appropriate.

***59** Safety and Health. The Company is committed to eliminating hazards from the workplace, providing its employees with a safe and healthy work environment and complying with all applicable occupational safety and health laws and standards. Employees are required to report any adverse health or safety incidents or conditions, including broken equipment or machinery and accidents, to the person responsible for safety at each facility or the Vice President and Special Counsel for Environmental Affairs. All such reports will be investigated promptly and corrective action will be taken as appropriate.

9. Political Activities

All employees must comply with applicable campaign finance and ethics laws. U.S. law and Company policy prohibit the use of Company funds, assets, services or facilities on behalf of a political party or candidate except under certain limited circumstances. The Company's policy is not intended to discourage or prohibit any employees from voluntarily making personal political contributions, participating in the political process on their own time and at their own expense, expressing their personal views on legislative or political matters, or engaging in any other lawful political activities. However, the Company is prohibited from compensating or reimbursing any employees or individuals associated with the Company, in any form, for a political contribution that these persons intend to make or have made. All solicitations of employees and individuals associated with the Company for contributions to any political action committee must communicate that these contributions are voluntary, that no one will be adversely affected as a result of his or her decision not to contribute, and that political contributions are not tax deductible. Any political solicitations made during business hours or at Company facilities must be approved in advance by the Senior Vice President -- Human Resources.

If you are aware of any conduct which violates the Company's policy, you must immediately notify the Corporate Compliance Officer and not participate in any conduct in question until you are advised that you may do so.

10. Product Regulatory Compliance and Quality Assurance

The Company will conduct its business in compliance with all applicable laws and regulations governing the manufacture, labeling and distribution of the Company's products. In particular, in the United States all requirements of the Federal Food and Drug Administration ("FDA") must be observed. Such laws and regulations include those relating to quality and safety standards for the Company's products. Quality has been and continues to be the hallmark of the Company's products. Employees are required to adhere to established Company quality standards and quality control/quality assurance procedures. Employees who are aware of any deviations from the Company's established quality standards and procedures, whether intentional or accidental, must immediately bring these deviations to the attention of their Supervisor or the Corporate Compliance Officer.

***60** It is the responsibility of the Company's employees to ensure that their activities strictly adhere to Company policy and procedures for FDA and related compliance.

You must report to your Supervisor or the Corporate Compliance Officer any circumstances in which any of the Company's products are or become adulterated or misbranded or otherwise violate FDA or related laws or regulations. Violations of these laws and regulations, even if totally unintentional, carry severe penalties and could result in criminal prosecution of the Company and involved employees.

11. International Business

All employees are expected to know and comply with the laws of the country in which they operate. The fact that in some countries certain laws prohibiting particular conduct are not enforced in practice, or that violation is not subject to public criticism or censure, will not excuse non-compliance. If you have a question as to whether certain activities are prohibited, contact the Corporate Compliance Officer or the Law Department and abstain from the activity in question until you have been informed that the activity is not prohibited. All employees also must comply strictly with U.S. laws and regulations applicable to the conduct of business outside the United States. Certain of these U.S. laws and regulations are summarized below.

The Foreign Corrupt Practices Act. Company policy and the law prohibit employees or their agents from making any payment or offer of payment to any foreign official to induce that official to affect any governmental act or decision or to assist the Company in obtaining or retaining any benefit. Such a payment need not take the form of cash. It may include gifts, providing services or amenities, or other types of consideration. Company policy also prohibits actions intended to, or which are reasonably likely to, result in a prohibited payment or other benefit being provided indirectly or through a third party. "Foreign officials" may include any employees or agents of a foreign government, government-owned entity, political party officials and candidates for political office. The policy prohibits the use of personal as well as Company funds, property or services.

While the law allows certain types of payments to foreign officials, including payments to "facilitate" routine government actions, determining what is a ""facilitating" payment involves difficult legal judgments. This area of the law is very complicated. The slightest mistake may expose both the Company and its employees to criminal prosecution, including the imposition of large fines and terms of imprisonment. Therefore, it is the Company's policy that, except for legally prescribed fees and like payments, no payments or gifts will be made to foreign officials, directly or indirectly, related to the Company's business activities, including any proposed payment or gift, regardless of amount or value, thought to be "facilitating" or otherwise exempt from the law, unless approved in advance by the Corporate Compliance Officer.

***61** Employees are required to report promptly to the Corporate Compliance Officer any request made by a foreign governmental or political party official or candidate or any representative of such a person for a payment or other benefit covered by this policy and any other actions taken to induce such a payment or benefit.

Antiboycott Laws. It is the policy of the Company to conduct its business in accordance with all U.S. business and tax antiboycott laws and regulations. In general, the antiboycott laws and regulations are designed to prevent businesses from cooperating with unsanctioned foreign boycotts of countries friendly to the United States, such as the boycott of Israel by certain Arab countries, whether by way of (i) refusal to do business with another person, (ii) discriminatory employment practices, (iii) furnishing information on the race, religion, sex or national origin of any U.S. person, (iv) furnishing information concerning any person's affiliations or business relationships with a boycotted country or any person believed to be restricted from doing business in the boycotting country, or (v) utilization of letters of credit containing boycott provisions. The Company is required to abstain from all prohibited conduct or any agreement to engage in such conduct and must make prompt reports of any request for prohibited boycott cooperation or information. All employees are required to promptly report any such violation or request to the Corporate Compliance Officer. In addition, specified executives of the Company are required to certify annually to the Senior Vice President, General Tax Counsel, Worldwide, each subsidiary's or other business unit's compliance with these laws, on forms provided by the Tax Department.

U.S. Embargoes. It is the policy of the Company to conduct its business in accordance with the trade restrictions imposed under the International Emergency Economic Powers Act, the Trading With the Enemy Act, the Cuban Democracy Act of 1992 and the related Executive Orders and Treasury Department regulations. Currently, trade restrictions are in effect with respect to North Korea, Vietnam, Cuba, Iran, Libya, Haiti, Iraq, Yugoslavia (Serbia and Montenegro) and Myanmar (formerly Burma). The prohibitions and restrictions imposed under these regulations (which generally cover foreign-based subsidiaries of U.S. companies as well as foreign-based U.S. citizens and permanent residents) vary and the countries covered are subject to change. Such prohibitions and restrictions may affect exports, imports, travel, currency transactions and assets and accounts. Generally speaking, what may not be done directly also may not be done or arranged through third parties or permitted by conscious non-supervision. The civil and criminal sanctions that may be imposed for violations are very severe. Accordingly, employees with responsibility for international activities should consult frequently with the Law Department regarding these matters.

***62** Export Controls. Under the Export Administration Regulations administered by the U.S. Commerce Department, the export of goods and services from the United States may require a specific export license from the Commerce Department. The same may apply to transshipment of U.S. origin goods from the country of original destination to a third country, and to exports of foreign made goods with U.S. content.

12. Advertising

Advertising is regulated by U.S. and foreign laws enacted in various countries in which the Company conducts business. Generally, these laws prohibit false, misleading or deceptive advertising and related activities in the promotion and sale of Company products. All advertising claims about the Company's products (including those which are on the packaging of the Company's products) must be truthful and have a reasonable basis in fact. In particular, in the United States the Federal Trade Commission requires that all advertising claims be substantiated in advance of their publication or dissemination. Fair and accurate advertising is essential not only to comply with the law and governmental regulations, but also to preserve the goodwill and reputation of the Company. No employee is to create, approve or disseminate any advertising materials for the Company's products which are false, misleading or deceptive or not in compliance with FTC and other applicable laws. It is imperative that all advertising and product claims, whether made to the trade or to the public and whether made through the media or on product packaging, displays or otherwise, be reviewed in accordance with Company policy prior to being disseminated.

13. Intellectual Property

Various laws govern the use of material and/or information which may be the subject of a trademark, patent or copyright or which may be treated as a trade secret. The Company owns and uses pursuant to licenses numerous trademarks, patents, copyrights and trade secrets that are vital to its success. To protect the Company's rights, employees' use of all such intellectual property must be in accordance with all applicable laws and the Company's confidentiality practices and procedures. In addition, the Company is committed to not infringing the legal rights of third parties with respect to trademarks, patents, copyrighted works and trade secrets owned by them. Certain of these matters are described below. See also "Protection of the Company's Proprietary Information" above.

Copyright Compliance. All written materials, including books, articles, magazines, drawings, computer software, photographs, videotapes and advertising, are covered by U.S. or foreign copyright laws as well as various multinational pacts. It is a violation of law and of Company policy to make unauthorized copies of such materials. The making of unauthorized copies can subject both the employee and the Company to substantial civil or criminal penalties. An area of particular concern is the improper duplication of computer software. Employees who learn of any wrongful copying or other misuse of computer software or related documentation within the Company must immediately notify the Corporate Compliance Officer. This policy may be enforced by the Company from time to time by conducting internal audits of the software files of all Company computer terminals. Company employees must also be alert to possible violations by others concerning the Company's copyrighted works.

***63** Trademark Protection. A trademark is a word, symbol, name, device or combination of these used to identify a product or line of products or services and to distinguish them from the products and services of other companies. The Company utilizes a number of trademarks which are well recognized by the public and are extremely valuable. Employees must be vigilant to use the Company's trademarks correctly and to detect and notify the Law Department of any incorrect or unauthorized use of the Company's trademarks or of confusingly similar trademarks by a third party. Similarly, the Company is committed to not infringing the trademark rights of others, by avoiding the use of trademarks confusingly similar to those of other companies. A claim of infringement may arise from the use of a word that is aurally or visually similar to a third party's trademark, particularly where there is similarity in product and/or in packaging, design or other trade dress. All employees must comply with the Company's Policy on Approval, Use and Protection of Trademarks in order to protect against claims of infringement by third parties and ensure that the Company's trademarks are properly filed, validly maintained and optimally protected against claims of infringement, prior to making any significant investment of time or resources and well in advance of any use.

Patent Protection. Any invention conceived by an employee must be disclosed to the Company's Director of Patents who will determine whether the invention will be treated as proprietary information or will be protected under the patent laws. No invention, whether developed, licensed or purchased by the Company, is to be used or marketed, and no unpatented proprietary information is to be disclosed to third parties, without the prior written approval of the Law Department.

14. Record Keeping

It is the Company's policy to comply with all laws and regulations relating to records preservation. You should note that under various legal and tax regulations, certain documents must be retained for varying periods. These retention periods are set forth in the Company's Policy on Records Retention, copies of which are on file in each facility's Human Resources Department or may be obtained from the Corporate Compliance Officer or the Law Department.

If the existence of a subpoena is known or reported to an employee or the employee has reason to believe a subpoena may be served, it is the responsibility of the employee immediately to contact the Corporate Compliance Officer. If you become aware that there is an impending government investigation or that the Company has been served with a subpoena or has reason to believe a subpoena may be served, you must retain all records that may pertain to that investigation or that may be potentially responsive to the subpoena. If you have a question as to whether a record pertains to an investigation or may be responsive to a subpoena, you must contact the Law Department or the Corporate Compliance Officer before disposing of such document.

***64** Company business records must always be prepared accurately and reliably and stored properly. The law requires that the Company keep books, records, and accounts which accurately and fairly reflect all transactions anddispositions of assets of the Company and that all transactions be executed only in accordance with management's general or specific authorization. The Company's books, records, and accounts must reflect, accurately and fairly and within the Company's normal system of accountability, all transactions of the Company and all other events that are the subject of specific regulatory record keeping requirements.

U.S. federal law requires that all transactions be recorded as necessary or appropriate to permit the preparation of financial statements in conformity with generally accepted accounting principles and other applicable rules, regulations and criteria and to ensure full accountability for all assets and activities of the Company. All of the Company's assets and liabilities must be recorded in the regular books of the Company. Under no circumstances may there be any unrecorded fund or asset of the Company, regardless of the purposes for which the fund or asset may have been intended, or any improper or inaccurate entry knowingly made in the books and records of the Company.

No payment on behalf of the Company may be approved or made with the intention, understanding or awareness that any part of the payment is to be used for any purpose other than that described by the documents supporting the payment. All receipts and disbursements must be fully and accurately described in the books and records of the Company and must be supported by appropriate documentation properly describing their purposes. It is the Company's policy that all employees with responsibility for preparing and maintaining the Company's financial records comply strictly with the Company's Financial Policies and Procedures Manual, including the

Company's Manual Checks Policy and Procedure, and with all other internal accounting control policies and procedures as in effect from time to time.

If you have reason to believe that the Company's books and records are not in accord with the foregoing requirements, you must immediately report the matter to the Corporate Compliance Officer and the Vice President -- Revlon Internal Audit.

15. Responding to Inquiries from the Press and Others

Requests for financial or business information about the Company from any member of the investment community, including securities analysts, fund and portfolio managers, directors of research and brokers, or any member of the business or financial press or other news media, should be referred to the Senior Executive Vice President -- Chief Financial Officer at (212) 527-4900 or the Senior Vice President -- Investor Relations at (212) 527-4120 to ensure appropriate and timely response. Requests for information or other contacts from the Securities and Exchange Commission, the New York Stock Exchange or other securities regulators must be referred to the Senior Executive Vice President -- Chief Financial Officer and to the Vice President and Secretary at (212) 527-5695. It is critical that employees not respond to any such inquiries or contacts themselves because any inappropriate or inaccurate response, even a disclaimer of information, may result in adverse publicity and could otherwise seriously affect the Company. This policy does not apply to requests for published financial information, such as Annual and Quarterly Reports, or to requests concerning normal marketing, product or promotional publicity activities of the Company, which are to be handled in accordance with Departmental procedures.

***65** Requests for proposed interviews with any Company employee by the financial community or news media, and the issuance of any press releases by any Company employee, must be reviewed and approved in advance by the Vice President -- Corporate Affairs at (212) 527-5791. Company-initiated interviews similarly must be approved before they may be scheduled with the media.

CONFLICTS OF INTEREST

General

Separate and apart from complying with applicable laws and regulations governing the Company's operations and Company policies and procedures related thereto, certain of which are described above, each Company employee has a primary business and ethical responsibility to the Company to avoid any activity or relationship that may interfere or conflict with, or have the appearance of interfering or conflicting with, the performance of the employee's duties to the Company in a loyal, efficient manner to the best of his or her ability and in the Company's best interest. Such activities and relationships, called "conflicts of interest," include any interest, relationship or activity that is incompatible with or has the appearance of being incompatible with the best interests of the Company or which potentially affects or has the appearance of affecting an interested person's objectivity in performing services for the Company. Depending upon an employee's particular responsibilities, potential conflict of interest situations may include, but are not limited to:

(1) Serving as a director, officer, employee, partner, consultant or agent of an enterprise that is a present or potential supplier, customer or competitor of the

Company, or that engages or may engage in any other business with the Company or with a supplier, customer or competitor of the Company;

(2) Owning a material stock, creditor or other financial interest in an enterprise described above;

(3) Receiving from or giving to representatives of an enterprise described above material gifts, gratuities, special allowances, discounts or other benefits not generally available (normally not including reasonable and customary meals or entertainment at which both the employee and the business contact are present, or gifts distributed to business associates as customary practice in the industry and which do not exceed $100 in value per year, directly or indirectly to or from any such representative);

(4) Any other significant direct or indirect personal interest in a transaction involving the Company;

(5) Obtaining or using for personal benefit confidential information regarding an enterprise described above, or providing confidential information regarding the Company or its business to such an enterprise;

(6) Appropriating for personal benefit a business relationship gained in the course of employment, or a business opportunity that the Company might reasonably have an interest in pursuing without first making the opportunity available to the Company;

***66** (7) Material speculation or dealing in goods, commodities or products dealt in, used or sold by the Company (including options and futures in such goods, commodities or products); and

(8) Outside activities that detract from or interfere with the full and timely performance by an employee of his or her services for the Company.

The Company has established detailed conflict of interest policies, including guidelines and reporting requirements, in the Company's Conflicts of Interest Policy, a copy of which may be obtained from facility Human Resources Departments, which must be followed at all times. Certain of these policies are summarized below.

Investments

The Company discourages employees and their immediate families from investing in firms that compete with the Company or with which the Company or its business partners have business relations. Because of the risk of creating divided loyalty, or its appearance to other employees and to other firms with which the Company deals, without prior approval neither an employee nor any member of an employee's immediate family may have a substantial investment in a present or potential competitor, customer or supplier of the Company or any other firm with which the Company or its suppliers, customers or competitors deals or reasonably might deal. An investment will be deemed substantial if these holdings exceed 1% of a company's outstanding securities or the greater of 10% of the individual's self-directed investments or $25,000.

Outside Activities of Employees

An employee may not serve as a consultant to, or as a director, officer, employee, partner, agent or representative of, an organization that is or potentially is a competitor, customer, supplier or other business account of the Company or a supplier or customer of any such firm, unless he or she has obtained prior written consent in accordance with Company policy. Even if an employee receives no pay from this organization and/or has no direct or indirect contact with the organization in the performance of his or her work for the Company, such a relationship creates the appearance of divided loyalty and the risk that he or she may inadvertently disclose proprietary information to the organization or allow the organization to benefit through his or her identification with the Company. A conflict of interest may also exist if the employee's outside activities (even though not in and of themselves a conflict of interest) are so demanding on the employee's time or attention that they interfere with the employee's job performance.

Employees' Relatives

Since individuals tend to identify their interests with those of their family members, immediate family members of employees generally should refrain from activities in which it would be improper for the employee to engage.

Duty to Report Conflicts of Interest

Employees are obligated to review their and their immediate family members' personal and investment situations and discuss with the Corporate Compliance Officer any possible or apparent conflicts of interest that arise by virtue of their own activities or the activities of their immediate family members. The Corporate Compliance Officer will hold these discussions in confidence (although he may consult with other Company officials). If these discussions reveal violations of law or the individual fails to eliminate a conflict within a reasonable time, if so directed the Company will take appropriate action.

IMPLEMENTATION OF THE CODE

Corporate Compliance Officer

***67** The General Counsel of Revlon, Inc. has been designated the Corporate Compliance Officer. The Corporate Compliance Officer will have ultimate responsibility for overseeing compliance with all applicable laws and regulations, the Code and all related Company policies and procedures.

Reporting of Violations

The Company has established several ways for employees to report violations. If you know of or suspect a violation of applicable laws or regulations contained in the Code, you should report that information immediately to the Corporate Compliance Officer or to your immediate supervisor. You may telefax the information to the confidential telefax number established for this purpose--(212) 527-5681--or you may mail it to the General Counsel at 625 Madison Avenue, New York, New York 10022. A sufficiently detailed description of the factual basis for the report should be given in order to allow an appropriate investigation. It is preferred that you give your identity when reporting violations, to allow the Company to contact you in the event further information is needed to pursue an investigation. You will be afforded the maximum possible confidentiality consistent with enforcing the Code. However, you may report violations anonymously.

If you are involved in the violation, the fact that you reported the violation, together with the degree of cooperation displayed by you and whether the violation is intentional or unintentional, will be given consideration by the Company in its investigation and any resulting disciplinary action.

No person reporting a violation will be made to suffer public embarrassment or be subject to retaliation because of the good faith report he or she makes. Any employee of the Company responsible for reprisals against individuals who in good faith report known or suspected violations will be subject to disciplinary action, including termination where appropriate. However, the submission of a report which is known to be false or with reckless disregard as to its truth constitutes a violation of the Code and will result in disciplinary action, including termination where appropriate.

Investigations of Violations

All reported violations of applicable laws or regulations, the Code or the Company's related policies and procedures will be promptly investigated and will be treated confidentially to the extent consistent with enforcing the Code.

All investigations will be coordinated by the Corporate Compliance Officer with the Vice President -- Revlon Internal Audit, Vice President and Director of Corporate Security, Employment Compliance Manager, and other appropriate Company officials. Employees are expected to cooperate in the investigation of any alleged violation of applicable laws or regulations or of the Code or related policies and procedures. If the investigation indicates that corrective action is required, the Company will decide what steps it should take to rectify the problem and avoid its recurrence.

*68 It is imperative that reporting persons not conduct their own investigations. Acting on your own may compromise the integrity of an investigation and adversely affect both you and the Company.

Discipline for Violations

Disciplinary actions may be taken:

- against employees who authorize or participate directly, and in certain circumstances indirectly, in actions which are a violation of applicable laws or regulations, the Code or the Company's related policies or procedures
- against employees who fail to report a violation of applicable laws or regulations, the Code or the Company's related policies or procedures or withhold information concerning a violation of which they become aware or should have become aware
- against the violator's supervisor(s), to the extent that the circumstances of the violation reflect inadequate supervision or lack of diligence by the supervisor(s)
- against Company personnel who attempt to retaliate, directly or indirectly, or encourage others to do so, against an employee who reports in good faith a violation of applicable laws or regulations, the Code or the Company's related policies or procedures
- against employees who make a report of a violation which is known by the reporting person to be false or of which the reporting person has reckless

disregard as to its truth.

Employee Acknowledgments

Due to the importance of maintaining compliance with the Code and the ethical as well as legal principles it reflects, the Company requires that all current employees sign and deliver to their local human resources office the tear-out Compliance Acknowledgment Form at the end of this booklet, confirming that they have received and read the Code, understand it, will comply with the standards and procedures contained therein in the future, and except as disclosed on the Compliance Acknowledgment Form are not aware of any actions or relationships that are a violation. All new employees will similarly be required to acknowledge their receipt and understanding of the Code and their commitment to comply with it. In addition, periodically employees will be sent a form to be signed and returned, certifying that he or she has complied with the Code. Abiding by the standards and procedures outlined in the Code and the Company's related policies and procedures is a condition of continued employment with the Company.

The Code is a statement of policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment.

Questions Regarding the Code

The Company is committed to providing timely and specific guidance to its employees with respect to the Code. If you have a question concerning the Code or the Company's related policies or procedures or feel the need to seek guidance with respect to a legal or ethical question, you should consult your supervisor or the Corporate Compliance Officer. Questions may be asked by writing to the Corporate Compliance Officer or by using his telefax ""hotline" -- (212) 527-5681.

EXHIBIT A

REVLON COMPLIANCE ACKNOWLEDGMENT

***69** TO: Corporate Compliance Officer

FROM:

This is to acknowledge that I have received, read and understand the Revlon Code of Business Conduct (the "Code"). I agree to comply fully with the standards contained in the Code (and the related policies and procedures adopted by Revlon, Inc.), and understand that compliance with these standards, policies and procedures is a condition to my continued employment or association with Revlon, Inc. Further, I certify that, except as noted below, I am in full compliance with the Code and such policies and procedures, and I have no knowledge of any violations by others (please specify any exceptions below and on attached sheets, or state "none"):

____

____

____

I acknowledge that the Code is a statement of policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment or employment other than at-will.

____

Signature

____

Date

EXHIBIT B

REVLON COMPLIANCE REPORT

TO: Corporate Compliance Officer

FROM: Name
(Optional) [FNa1] ______________________

Location ______________________

Telephone Number
(Optional) [FNa1] ______________________

Information Concerning the Alleged Violation(s)

(attach additional pages as necessary)

FNa1. It is preferred (but not mandatory) that you give your identity to allow the Company to contact you in the event further information is needed to pursue an investigation. Your identity will be kept in confidence as provided in the Code of Business Conduct.

End of Footnote(s).

Date(s) ______________________

Location(s) ______________________

____

Person(s) Involved ______________________

____

Description ______________________

____

____

____

____

LETTER TO SEC

March 1, 2002

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Revlon Inc.;

New York City Employees' Retirement System, New York City Teachers' Retirement

*70 System, New York City Police Pension Fund, and the New York City Fire Department

Pension Fund Shareholder Proposal

To Whom It May Concern:
I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds") in response to the February 1, 2002 letter sent to the Securities and Exchange Commission by Skadden, Arps, Slate, Meagher & Flom, LLP on behalf of Revlon, Inc. ("Revlon" or the "Company"). In that letter, Revlon contends that the Funds' shareholder proposal (the "Proposal") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

Revlon argues that the Proposal may be omitted under Rule 14a-8. I have reviewed the Proposal, the January 30, 2002 letter, and relevant Commission decisions. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Revlon 2002 Proxy Materials. Accordingly, the Funds respectfully request that the Division deny the relief that Revlon seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses describe: (a) five internationally recognized ILO workers' rights standards relating to trade unions and collective bargaining, worker representation, discrimination, child, prison and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and hold its international suppliers to a code of conduct based on a limited number of specified human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Funds' Response

Revlon has requested that the Division grant "no-action" relief pursuant to two provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(3), which prohibits proposals containing vague and indefinite and misleading statements; and Rule 14a-8(i)(10), which applies to proposals that have been "substantially implemented". Pursuant to Rule 14a-8(g), Revlon bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal Is Not Vague, Indefinite, or Misleading And May Not Be Omitted Under Rule14a-8(i)(3).

(1) The Proposal is Readily Comprehendible

***71** Revlon argues the Proposal is vague, indefinite, and misleading and therefore the shareholders and the company will be unable to determine with reasonable certainty exactly what measures or actions the proposal requires. Revlon specifically argues that shareholders will not understand the Proposal, particularly in light of the fact the ILO conventions were not summarized. Revlon also argues it is unclear what outside, independent monitoring means. In support of its request for "no action" relief, the Company has cobbled together a series of arguments and claims that the Proposal is vague and confusing and has cited as part of the Proposal numerous ILO conventions that are not part of the Proposal. Additionally, Revlon charges the Funds with modifying a prior proposal submitted to Revlon (and ruled on by the Commission as vague and indefinite (See Revlon, Inc. (March 13, 2001)) to the current Proposal in order "to circumvent the position the Staff took" in that and other similar cases.

The Proposal is not vague and confusing or misleading. The Company underestimates the intelligence of shareholders by assuming that they will not be able to comprehend the concept and intent of the Proposal. The plain terms of the Proposal request the Company implement a code of conduct based solely on the five ILO human rights standards specifically referenced (with citation to the relevant Conventions), and to commit to outside independent monitoring for compliance. Because the Proposal does not ask the Company to ratify the ILO Conventions, there is no need for the conventions to be summarized. In fact, the Commission agreed the Proposal is clear and cannot be omitted on Rule 14a-8(i)(3) grounds, as it has recently allowed an identical proposal submitted by the New York by the New York City Employees' Retirement System and the New York City Teachers' Retirement System (two of the retirement systems submitting the Proposal at issue here) to be included in a proxy statement. See The Stride Rite Corporation (January 16, 2002). Revlon failed to mention the Stride Rite decision in their letter. See also PPG Industries (where Staff declined to omit a virtually identical proposal to the Proposal at issue here under Rule 14a- 8(i)(3) grounds).

In Stride Rite, the company made virtually the same arguments Revlon makes here. For example, the company argued (as Revlon currently argues) the shareholders and the company would not know with reasonable certainly what would be required; the ILO conventions were not summarized; and outside independent monitoring was not adequately explained. This is untrue. For example, with respect to outside monitoring, the intent of the Proposal is indicated in the "whereas" clause that calls for "independent monitoring" by a ""respected human rights" organization or "religious organizations." This gives the Company some latitude in selecting appropriate independent monitors. Revlon executives are up to this task. If the language in the Proposal were more restrictive, Revlon, as other companies have done in the past, might have argued that it was being "micro-managed." Stride Rite also went off on a tangent, as Revlon does here, as it: noted the fact that there are over 180 ILO conventions; cited the number of articles and pages all the conventions contain; cited conventions mentioned in the Proposal and then erroneously concluded what would be required if the Proposal was ratified; and opined that the ILO conventions were meant to be implemented on a national and international scale and not meant for individual companies. The Commission flatly rejected all of these arguments. The Funds ask the Commission to uphold Stride Rite and again reject these same arguments here. The Proposal, as evidenced by the SEC decision in Stride Rite, finds the right balance in guiding the companies in the area of human rights standards and independent monitoring for overseas suppliers.

***72** It should be noted that many of Revlon's arguments go the merits of the proposal and not whether the proposal can be excluded under Rule 14a-8. For example, according to Revlon, the United States has ratified only one of the ILO conventions mentioned in the Proposal; this is totally irrelevant to whether the Proposal can be omitted as vague and confusing under Rule 14a8(i)(3) (note that the United States has actually ratified two of the Conventions mentioned in the Proposal). This and similar arguments made by Revlon are inappropriate and should be made to the shareholders if the Commission rules the Proposal should included in Revlon's upcoming proxy upcoming statement.

Moreover, the Funds take umbrage with Revlon's characterization that it circumvented the previous decisions by the Commission. In the Revlon case the New York City Teachers' Retirement System lost last year, the Commission noted the proposal called for the "full implementation of the SA 8000 Social Accountability Standards and a program to monitor compliance with these standards", and then ruled the proposal was excludable under Rule 4a-8(i)(3). The resolved clause asked the "company commit itself to the full implementation of the aforementioned human rights standards...." Since the issue of human rights in overseas operations and suppliers/contractors of U.S. based companies is extremely important to the Funds, the Funds revised their proposal in order to better meet the standards of Rule 14a-8(i)(3). The Proposal at issue here is quite different. The Proposal "request[s] that the company commit itself to a code of corporate conduct based on the aforementioned ILO human rights standards...." (emphasis added). The "based on" language gives the company leeway in adopting standards so the company is not being micro-managed. The resolved clause refers to the five ILO principles when it states the ""aforementioned ILO human rights standards". This was lacking in the prior proposal, as the resolved clause simply referred to the "aforementioned human rights standards" which meant the SA 8000 Social Accountability Standards, which were not listed in the proposal.

Revlon seeks to rely on a series of decisions issued in March 2001, in which the Staff declined to take action on a set of proposals that included the ambiguous language regarding the SA 8000 Social Accountability Standards. See, e.g., Revlon, Inc. (March 13, 2001); Kohls Corporation (March 13, 2001); H.J. Heinz Company (May 25, 2001); and TJX Companies (March 14, 2001). However, since this Proposal does not contain such language, these cases are inapplicable. Equally distinguishable is Ann Taylor Stores Corporation (March 13, 2001), in which the Staff granted "no action" relief concerning a proposal seeking to commit the company to "full implementation" of "these human rights standards."

***73** Revlon further seeks to create unnecessary confusion by claiming the ""whereas" clauses in the current Proposal are unclear. In the Proposal, the fifth "whereas" clause, which uses the phrase "these standards" clearly refers back to the "international human rights norms" mentioned in the fourth whereas clause. As already mentioned, the Commission has agreed the current proposal is clear. See Stride Rite.

Other decisions cited by the Company to support exclusion on Rule 14a- 8(i)(3) grounds are inapplicable because of the Stride Rite decision, but are readily distinguishable in any event. For example, in Bristol-Meyers Squibb Company (February 1, 1999), the excluded proposal was wholly incomprehensible, asking that the Corporation "adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction of their lives." The proposal contained "several disjointed statements presented in a rambling fashion" and included references to both the Bible and Roman law. Similarly, in Philadelphia Electric Company (July 30, 1992), the proposal that was excluded provided that "a Committee of small stockholders of limited members 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." As the Corporation in that instance wrote, the statement is subject to innumerable interpretations; ""the reader is left without a clear understanding of what is intended."

The Company's repeated assertions that its shareholders will be unable to comprehend this straightforward resolution are baseless. Revlon's arguments should be dismissed.

(2) The Proposal May Not Be Omitted Under 14a-8(i)(6), As It is Clear And Unambiguous And is Within the Company's Power To Effectuate

As discussed in detail above, the Company's claims pursuant to Rule 14a- 8(i)(3) that the Proposal is vague and indefinite are baseless. See Stride Rite. Thus, its allegation that it cannot discern what actions the Proposal requires must also be dismissed.

Revlon's claims that the Proposal may be excluded because it is unclear what obligations the Proposal would place on the Company and therefore the Company would lack the power to effectuate the Proposal also lack foundation. See Stride Rite (where Staff ruled an identical proposal to the Proposal in question was within the company's power to effectuate). Revlon cites International Business Machines Corp. (January 14, 1992). This case is inapplicable. There, an equality statement and supporting statement about discrimination in the workplace was followed by a one sentence resolved clause, which stated: "It is now apparent that the need for representation has become a necessity." Staff ruled this clause vague and therefore outside the company's power to effectuate. In contrast, the Proposal is clear and straightforward, as discussed above. Additionally, Revlon's arguments about what will be required are inaccurate, and in any event misplaced. For example, Revlon lists several directives it thinks it would be required to follow from various ILO conventions that have absolutely nothing to do with this Proposal. Only one of the ILO Conventions Revlon cites, (the one on child labor) actually pertains to the Proposal. And as already discussed, the ILO conventions are to be used as a guide by a company when it crafts human rights standards. The Company is not responsible for each phrase or idea contained in the conventions. Finally, once again, Revlon improperly argues the merits of the Proposal.

***74** Accordingly, Revlon's arguments should be dismissed and the Proposal should not be excluded pursuant to Rule 14a-8(i)(6).

(3) The Proposal Does Not Exceed the 500-Word Limit on Shareholder Proposals

Rule 14a-8 provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and any accompanying supporting statement exceed 500 words. The Proposal does not exceed this limit; while it includes references to specified ILO conventions, those documents themselves are not part of the Proposal.

Revlon tries to argue that, by merely citing outside documents, namely the ILO Conventions, the Proposal incorporates those documents for purposes of the 500-word limitation.). Inexplicably, Revlon uses the fact that "all 184 Conventions consist of more than 1250 pages while the text of the eight ILO conventions consist of 46 pages" to bolster its argument. It is totally irrelevant how many pages the ILO Conventions that have nothing to do with the Proposal consist of. It is also totally irrelevant that the eight ILO Conventions cited in the Proposal, pertaining to the five ILO principles, equals 46 pages, since these conventions themselves are not part of the Proposal.

Revlon arguments cannot prevail; otherwise, proponents of shareholder proposals would be denied ability to direct fellow shareholders to sources to verify and expand upon the information presented in the resolution. See e.g., Electronic Data Systems Corporation (March 24, 2000). In Stride Rite, (January 16, 2002) the Commission refused to omit the Proposal at issue here and ruled it did not exceed the 500-word limit. Additionally, in a nearly identical situation, Staff flatly refused to allow Eastman Kodak Company to exclude proposals requiring Kodak to endorse the environmental standards contained in the CERES Principles on the ground that the proposals and principles together exceeded 500 words. See Eastman Kodak Co. (January 7, 1993). The length of a proposal either meets the length restriction or it does not. The citation to the eight ILO Conventions neither raises the cost of the Proposal nor obscures other important matters.

B. The Proposal May Not Omitted Under Rule 14a-8(i)(10) As It Has Not Been Substantially Implemented

Revlon argues that since it has its own "extensive, worldwide current Code of Business Conduct and compliance program" (the "code"), it has substantially implemented the Proposal.

The Commission, however, has viewed as proper shareholder action, such proposals as the Sullivan Principles, the CERES principles, the MacBride Principles, and proposals containing global human rights standards, regardless of whether a company had an existing code of conduct in place that touched on some of the concerns set forth in the proposals.

For example, in In PPG Industries, Inc. (January 22, 2001), PPG was denied ""no-action" relief in its attempt to omit a proposal virtually identical to the Proposal at issue here. PPG argued the proposal had been substantially implemented, because along with applicable U.S. laws it was required to follow, it had an Equal Employment Opportunity policy, a Global Code of Ethics which required compliance with local foreign law as a minimum standard, and monitoring by the company to ensure compliance. PPG also noted that its code of ethics called for observing PPG standards that went beyond the local foreign minimum. The proponents in PPG, however, pointed out that PPG's code made no reference to the right to form and join trade unions or the right for workers' representatives to carry out their functions. The proponents further argued that the company's general statements about following local foreign laws and sometimes following applicable higher PPG standards fell "far short of the specificity on the cited topics" that their resolution sought. The proponents prevailed. Similarly, in Oracle Corporation (August 15, 2000) the Division denied relief on Rule 14a-8(i)(10) grounds even though Oracle argued that a proposal to adopt "U.S. Principles for Human Rights of Workers in China" was substantially implemented because it already had in place its own code of conduct, an employee handbook and it followed applicable law. The proponents in Oracle also cited specific elements of their resolution that were not addressed in the company's code of conduct. See also Texaco Inc., (January 30, 2001) (Staff refused to allow the company to omit a proposal similar to the one at issue here on Rule 14a-8(i)(10) grounds; proponents argued the company's policies did not address each element of the proposal and the elements that were addressed by the company did not offer the same degree of protection as the ILO code principles).

***75** As in PPG, Revlon's code does contain references to many of the specifics covered in the Funds' Proposal. As Revlon itself states, its code is veryextensive and is very specific in terms of anti-discrimination provisions, as well as provisions on child labor, prison labor, and forced labor. The specificity of these provisions, however, underscores the absence of certain other important provisions contained in the Proposal. For example, Revlon's code does not specifically cover the first two ILO principles discussed in the Proposal - the right of workers "to form and join trade unions and to bargain collectively", and that "workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions." Revlon argues its overseas suppliers are obligated to follow the laws of the country in which they are doing business and that this therefore covers the two issues above. Revlon acknowledges, however, in its code that "in some countries certain laws prohibiting particular conduct, are not enforced in practice ... [but this] will not excuse non-compliance." Revlon is correct in that certain foreign nations do not enforce their labor laws. For example, even though the China's constitution provides for "freedom of association," in practice, this right does not actually exist. See U.S. Department of State Report -"China: Country Reports on Human Rights Practices - 2000. [FN1] Additionally, Revlon's citation to the fact that its overseas suppliers follow applicable United States Law is unavailing since U.S law does not apply to most foreign nations. Therefore, it cannot be said that Revlon's code covers the above two important issues in the Proposal.

FN1. This report was obtained form the Department of State website: www.state.gov.

End of Footnote(s).

The Proposal, however, requests the Company implement a code of conduct based on five ILO standards. And most importantly, while Revlon monitors compliance with its code internally, the Proposal calls for "outside, independent monitoring to ensure compliance with standards." (emphasis added). Outside independent monitoring is a critical component of the Proposal, as it is the most effective way to ensure compliance. [FN2] While Revlon's code provides for its General Counsel to be its corporate compliance officer, and there are mechanisms for employees to report code violations, the monitoring is all internal and self regulated. Internal monitoring, however, is fraught with problems. For example, a company's own quality control staff is often assigned to monitor human rights conditions. When competition is intense and profit margins slim, staff can face pressure to overlook working condition problems of a supplier that is reliable and low cost. Moreover, by definition, internal monitoring is closed off to the public. That lack of transparency serves to undermine the monitoring program's effectiveness.

FN2. For instance, a lawsuit filed in 1999 charged a number of U.S. based companies with human rights violations of Saipan garment workers by violating, among other things, laws against involuntary servitude and forced labor. Some of the companies recently settled the case and agreed pay approximately $ 8.8 million dollars to institute independent outside monitoring programs. See The Columbia Dispatch (November 1, 2001) and The Los Angeles Times (October 18, 2001). These articles were obtained from www.lexis.com

End of Footnote(s).

***76** The cases Revlon cites to supports its arguments are distinguishable. In K-Mart Corporation (February 23, 2000), the decision to give "no-action" relief to the company did not hinge on an analysis of K-Mart's vendor polices versus the proposal, but rather whether K-Mart made available to its shareholders a report on its vendor standards and compliance mechanisms, as was called for in the proposal. In Nordstrom, Inc. (February 8, 1995), the code of conduct for overseas suppliers called for in the proposal was, unlike here, nearly identical to the code of conduct Nordstrom already implemented. In fact, the proponents conceded this point and offered to withdraw the code of conduct part of the proposal and just keep the part of the proposal that called for the company to prepare a report that described their current polices and discussed their current and future plans for compliance. Again, the decision turned on whether Nordstrom substantially implemented the reporting aspect of the proposal, and the Commission ruled they did and granted "no-action" relief.

In Texaco, Inc. (March 28, 1991), the Commission granted "no-action" relief under Rule 14a-8(i)(10); the Commission determined that the company's ""particular policies, practices, and procedures compar[ed] favorably with the guidelines of the proposal. Note, however, this decision overturned a previous Commission decision on the same case, in which the Commission stated it was unable to conclude the company's policies and procedures addressed the guidelines called for in the proposal, "particularly those providing for disclosure and compliance." See Texaco, Inc. (March 6, 1991). After initially losing its argument, Texaco submitted additional information regarding monitoring and disclosure, specifically, it explained it not only used self- policing in the compliance area, but also retained Arthur D. Little to audit its compliance with environmental standards. The new information regarding third party monitoring and disclosure caused the Commission to change is position and rule in favor of Texaco. Because Revlon's code does not contain provisions for outside independent monitoring, it cannot be said that Revlon's code "compares favorably" to the Proposal. [FN3]

FN3. Note that the proponents in Teaxco argued that Arthur D. Little was not the type of external independent monitoring called for in the proposal. This issue is irrelevant here, however, because Revlon does not have any outside monitoring.

End of Footnote(s).

In sum, the Proposal contains significant elements that the Revlon code does not, and thus it cannot be said the Proposal has been substantially implemented.

Conclusion

For the reasons stated above, the Funds respectfully submit that Revlon request for no-action relief be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

*77 Very truly yours,
Samantha M. Biletsky

Associate General Counsel

LETTER TO SEC

March 14, 2002

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Revlon, Inc., Commission File No. 1-11178,

Omission Pursuant to Rule 14a-8 of a

Shareholder Proposal Submitted by the

New York City Employees' Retirement System,

the New York City Teachers' Retirement System,

the New York City Fire Department Pension Fund,

and the New York City Police Pension Fund

Ladies and Gentlemen:

Reference is made to the letter dated February 1, 2002 (the "February Letter"), on behalf of Revlon, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in which I requested the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to concur with the Company's view that, for the reasons stated therein, the shareholder proposal and supporting statement (collectively, the "Current Proposal") submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund (collectively, the ""Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders. Further reference is made to the letter dated March 1, 2002 to the Staff from Samantha M. Biletsky, Esq. (the ""Proponent Letter") on behalf of the Proponents.

I am enclosing six copies of this letter. A copy of this letter also is being sent to the Proponents.

I. Background

As described in the February Letter, the Current Proposal consists of six ""Whereas" clauses relating to the desirability of corporations adopting certain unspecified standards that purportedly incorporate the conventions of the United Nation's International Labor Organization ("ILO") on workplace human rights (the "ILO Conventions"). The six "Whereas" clauses are followed by a paragraph stating:

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

In the February Letter I informed you, pursuant to Rule 14a-8(j), that the Company intends to omit the Current Proposal from its Proxy Materials on the following grounds: (a) pursuant to Rule 14a-8(i)(3), the Current Proposal violates the Commission's proxy rules and (b) pursuant to Rule 14a-8(i)(10), the Current Proposal has already been substantially implemented and as a result has been rendered moot.

II. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Commission's Proxy Rules.

***78** As more fully described in the February Letter, the Current Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a- 8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9.

Moreover, due to its vague and indefinite nature, the Current Proposal violates Rule 14a-8(i)(6), which requires that in implementing a proposal, a company must be able to determine with "reasonable certainty" what actions or measures the proposal requires. Finally, the Current Proposal, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, violates Rule 14a-8(d).

We note the Staff's denial of the no-action relief sought by The Stride Rite Corporation with regard to the same shareholder proposal. [FN1] See The Stride Rite Corporation (Jan. 16, 2002). The Company did not address Stride Right in the February Letter because, although Stride Rite is dated as of January 16, 2002, it was not published by CCH Incorporated, Westlaw or Lexis until at the earliest February 5, 2002 - four days after the Company submitted the February Letter.

FN1. We note that there are significant differences between the arguments advanced by the company's counsel in Stride Rite and the arguments advanced herein and in the February Letter. To cite just one example, the company in Stride Rite only mentioned in passing that the ILO Conventions are designed to be adopted by governments to form the basis of legislation on labor and social matters. Conversely, the February Letter contained a detailed discussion on this subject designed to illustrate why the ILO Conventions are not transferable into a code of corporate conduct and as a result, why neither the stockholders nor the Company would know what obligations were being imposed upon the Company.

End of Footnote(s).

After careful study of Stride Rite and the Commission's rulings on substantially similar proposals, it appears that the Staff has permitted exclusion of proposals requesting "full implementation" of the ILO Conventions, but not proposals requesting a code of conduct "based on" the ILO Conventions. Compare Stride Rite and PPG Industries (Jan. 22, 2001) with AnnTaylor Stores Corporation (Mar. 13, 2001), Kohl's Corporation (Mar. 13, 2001), Revlon, Inc. (Mar. 13, 2001), TJX Companies (Mar. 14, 2001), McDonald's Corporation (Mar. 13, 2001) and H.J. Heinz Company (May 25, 2001). [FN2] For the reasons set forth below, we believe that this distinction should not form the basis for the denial of the relief that the Company has requested and, to the extent that the Staff has made this distinction, we respectfully request that it reconsider its position.

FN2. The Proponents attempt to distinguish the Staff's decision not to take action on the omission of the Prior Proposal and the proposals at issue in Kohl's, TJX and Heinz by emphasizing that those proposals referenced the SA8000 Social Accountability Standards while the Current Proposal only references the ILO Conventions. We do not believe this distinction to be meaningful. First, the Proponents mischarecterize the Prior Proposal and the Kohl's, TJX and Heinz proposals because each of those proposals referenced the ILO Conventions in addition to the SA8000 Accountability Standards. More tellingly, however, is that in AnnTaylor, the Staff permitted the exclusion of a proposal that only referenced the ILO Conventions.

End of Footnote(s).

***79** As indicated in the February Letter, the Current Proposal is substantially similar to the shareholder proposal that the Company was permitted to exclude last year (the "Prior Proposal," and together with the Current Proposal, "Both Proposals"). The fact that the Current Proposal requests that the Company adopt a code of conduct "based on" certain human rights standards, as opposed the Prior Proposal, which asked for "full implementation" of those human right standards, does nothing to cure the vague and misleading nature of the Current Proposal.

- Both Proposals fail to adequately summarize the obligations they impose upon the Company.
- Both Proposals incorporate by reference ILO Conventions which are not included, or fairly summarized, in the text of the proposal.
- Both Proposals would have the Company look to the ILO Conventions-which are designed to be adopted by governments and not by private entities-to form the basis of a corporate code of conduct.
- Even if shareholders undertook to read the ILO Conventions, it would be difficult-if not impossible-for them to be able to comprehend what actions and measures the Company might be required to take or the implementation costs related thereto.

The Company respectfully submits that the "based upon"-"full implementation" dichotomy is a distinction without a meaningful difference.

The Proponents contend that the Current Proposal is distinguishable from the Prior Proposal because the "based on" language affords the Company with ""leeway" in drafting a code of corporate conduct. Although this distinction might be relevant for purposes of analyzing whether a proposal could be omitted pursuant to Rule 14a-8(i)(7) (to the extent "leeway" is given, a proposal might be found not to "micro-manage" a company's business in contravention of the rule permitting exclusion of proposals relating to ordinary business operations), we submit that it should have no bearing on whether a proposal is excludable pursuant to Rule 14a-8(i)(3).

The Proponents also argue that the Bristol-Myers Squibb Company (Feb. 1, 1999), Philadelphia Electric Company (Jul. 30, 1992) and International Business Machines Corporation (Dec. 13, 1999) no action letters cited by the Company to support exclusion of the Current Proposal under Rule 14a-8(i)(3) are distinguishable from the Current Proposal because each involved a proposal that was "wholly incomprehensible." It is well established, however, that a proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion not only when it is "incomprehensible," but rather when neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine what measures or actions the proposal requires.

In any event, the Current Proposal is so vague, indefinite and misleading as to be "incomprehensible." The Company does not, as the Proponents contend, underestimate the intelligence of its shareholders. Rather, the Company has assumed - as the Proponents must also - that its shareholders are not mind readers. The Current Proposal incorporates by reference, but does not fairly summarize, the ILO Conventions. Indeed, the Proponent states that "there is no need for the conventions to be summarized" because the Proposal does not ask the Company to ratify the ILO Conventions. The Current Proposal does request, however, that the Company adopt a code of corporate conduct based on principles set forth in the ILO Conventions. Unless a fair summary of those conventions is provided, even the most astute shareholders would not know what they are voting on.

***80** In our view, the "based on" versus "full implementation" distinction also fails to adequately recognize the difficulties the Company would have in implementing the Current Proposal. It is not clear to the Company how it would formulate a code of corporate conduct based on a set of principles that, as discussed above, is designed for governments rather than corporations. Moreover, any code of corporate conduct the Company may formulate would likely differ significantly from what any given shareholder envisioned when voting on the Current Proposal. Because the Current Proposal is so vague, indefinite and misleading as to make it virtually impossible to comprehend what a code of corporate conduct based on the ILO Conventions would entail, the Company would lack the power or authority to implement the Current Proposal under Rule 14a-8(i)(6).

Lastly, as noted in the February Letter, the Proponents should not be permitted to avoid the 500 word limit imposed on shareholder proposals by the Staff. Although the Proponents assert that for purposes of the 500 word limit the ILO Conventions are not part of the Current Proposal, the ILO Conventions must be included as part of the Current Proposal, because without external reference to the ILO Conventions, Company shareholders cannot fully, or even superficially, understand what the Current Proposal encompasses. In response, the Proponents assert in the Proponent Letter that the citation to the "ILO Conventions neither raises the cost nor obscures other important matters." In addition to not providing any basis for this conclusion, the Proponents' assertion fails to recognize the value of the significant amount of time that would be required for each Company shareholder to locate the ILO Conventions and to attempt to determine what obligations would be imposed upon the Company if it were to adopt a code of corporate conduct based on them.

The Electronic Data Systems Corporation (Mar. 24, 2000) ("EDS") no action letter cited by the Proponents is beside the point. The EDS proposal quoted directly from newspaper articles; that is, the text of the external source was included as part of the proposal, not incorporated by reference. As such, the issue as to whether a proponent can circumvent Rule 14a-8(d) by facially appearing to comply with its term while referring shareholders to literally hundreds of pages of documents necessary to an understanding of its terms was not before the Staff - nor did the Staff address it.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented and is Therefore Moot.

The Company also believes that the Current Proposal should be excluded under Rule 14a-8(i)(10), because the Company has already substantially implemented the Current Proposal through its extensive, worldwide current Code of Business Conduct and compliance program. [FN3] As set forth below, the Company's Code of Business Conduct addresses the five human rights principles enumerated in the Current Proposal.

FN3. The full text of the Company's Code of Business Conduct is attached as an exhibit to the February Letter.

End of Footnote(s).

***81** • Principles One and Two - Trade Unions; Workers' Representatives: The first and second principles of the Current Proposal request that the Company endorse the principle that workers have the right to form and join trade unions and bargain collectively and that workers' representatives, among other things, will not be subjected to discrimination. The Company's Code of Business Conduct ensures compliance with all applicable U.S. and foreign laws concerning labor and employment and the right to engage in collective bargaining in the workplace. The Company's commitment to its workers' rights to organize and to collectively bargain is evidenced by the fact that the Company has entered into many collective bargaining agreements, both domestically and internationally. Further, the Company is committed to obeying the spirit as well as the letter of the law in all the countries in which it operates. In that regard, the Company's Code of Business Conduct states that noncompliance with international laws will not be excused "even in countries where certain laws are not enforced in practice, or that violation is not subject to public criticism or censure" (Description of Policies, Section 11, International Business). Finally, the Company's Code of Business Conduct prohibits discrimination against workers' representatives because it outlaws discrimination in any form, for any reason or based on any impermissible classification, including discrimination in decisions concerning hiring, demotion, promotion, compensation, discipline and use of facilities.

• Principle Three - Discrimination: The third principle expressed in the Current Proposal provides that there shall be no discrimination or intimidation in employment. As indicated above, the Company's Code of Business Conduct specifically prohibits all types of discrimination and ensures equal opportunity in the workplace. Specifically, the Company's Code of Business Conduct prohibits discrimination in the workplace on the basis of race, color, religion, sex, age, citizenship, disability, marital status, veteran status and sexual orientation or any other impermissible classification. In addition, the Company's Affirmative Action and Equal Employment Opportunity Statement further demonstrates the Company's commitment to providing all its employees with equal opportunities. Among other things, the statement prohibits "verbal or physical abuse or intimidation against any person on the basis of race, color, religion, sex, age, citizenship, disability, marital status, sexual orientation, veteran status or national origin."

• Principles Four and Five - Forced Labor and Child Labor: The fourth and fifth principles set forth in the Current Proposal provide that there shall be no forced labor or use of child labor. Once again, the Company's Code of Business Conduct ensures compliance with all applicable U.S. and foreign laws concerning labor and employment, such as the prohibition on forced or child labor. As indicated above, even in countries where under local custom labor and employment laws are not enforced, the Company's Code of Business Conduct makes it clear that noncompliance with such laws will not be excused.

***82** The Company shares many of the same basic concerns as the Proponents and, in fact and in deed, strongly supports human rights in the workplace above and beyond those set forth in the Current Proposal.

Monitoring. In accordance with the Current Proposal's goal of verifying compliance with human rights standards, the Company's Code of Business Conduct designates the Corporate Compliance Officer as having the ultimate responsibility for overseeing employee, agent and supplier compliance with all applicable laws and regulations, the Code of Business Conduct and all related Company policies and procedures. In addition, the Company has hired outside legal counsel, accountants, and investigators to investigate alleged violations of the Code of Business Conduct. We believe that the Code of Business Conduct and the methods for enforcing it compare favorably to the Current Proposal and as such the Current Proposal should be deemed to be substantially implemented.

IV. Revision to the Current Proposal

In the event that the Staff disagrees with the Company's arguments and is unable to grant the requested no-action relief, the Company asks that the Proponents be required to revise the Current Proposal in order to make it comprehensible. The Proponents stated in the Proponent Letter that they intended that the code of conduct be based "solely" on the five principles contained in the fifth "Whereas" clause in the Current Proposal. As it stands, the Current Proposal requests the implementation of a code of conduct based on the "aforementioned ILO human rights standards," which, presumably, is referring to the fifth "Whereas" clause. That clause provides that "these standards incorporate the conventions of the United Nation's (sic) International Labor Organization (ILO) on workplace human rights which include the following principles." The language "which include" appears to require that the Company implement a code of conduct based on more than the five enumerated ILO Conventions. Accordingly, we request that the "Resolved" clause be revised to state that the Proponents are requesting that the Company commit itself to the implementation of a code of corporate conduct based solely on the five principals contained in the fifth "Whereas" clause. Further, we ask that the references in the fifth and sixth "Whereas" clause to the "standards" and the reference in the fourth "Whereas" clause to the "international human rights norms" be revised to refer clearly and exclusively to the five principles contained in the fifth "Whereas" clause.

For the reasons set forth above and in the February Letter, the Company respectfully requests that the Staff concur with its view that it may properly omit the Current Proposal or, alternatively, that the Current Proposal be revised. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

***83** Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned, at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 (telephone: 212-735-3780; email: amyers@skadden.com), with a copy to Robert K. Kretzman, Esq., Senior Vice President, General Counsel and Secretary, Revlon, Inc., 625 Madison Avenue, New York, New York 10022 (telephone: 212-527-5695; email: robert.kretzman@revlon.com. In my absence, you may contact Mr. Kretzman directly.

Thank you for your consideration.

Very truly yours,
Alan C. Myers

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 5, 2002

Publicly Available April 5, 2002

Re: Revlon, Inc.

Incoming letter dated February 1, 2002

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

***84** We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Revlon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Revlon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee

Attorney-Advisor

Securities and Exchange Commission (S.E.C.)

2002 WL 1058526 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 The TJX Companies, Inc.
Publicly Available April 5, 2002

LETTER TO SEC

February 5, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Shareholder Proposal of the New York City Police Pension Fund and the New York City Fire Department Pension Fund

Ladies and Gentlemen:

The TJX Companies, Inc., a Delaware corporation, has received a shareholder proposal, referred to as the "2002 Proposal," from the New York City Police Pension Fund and the New York City Fire Department Pension Fund, or the ""Proponents," for inclusion in TJX's proxy materials for its 2002 annual shareholders meeting.

We intend to exclude the 2002 Proposal from our proxy statement and proxy for our 2002 annual shareholders meeting pursuant to Rules 14a-8(i)(3), 14a- 8(i)(6), and 14a-8(i)(7) under the Securities Exchange Act of 1934. We respectfully request that staff of the Division of Corporation Finance advise us that it will not recommend any enforcement action to the Securities and Exchange Commission if we omit the 2002 Proposal from our proxy materials.

I. The 2002 Proposal

The 2002 Proposal includes six "Whereas" clauses that, among other things, assert that:

- TJX has "extensive overseas operations";
- a "number of corporations have implemented independent monitoring programs" to strengthen compliance with "international human rights norms";
- "these standards incorporate the conventions of the United Nation's [sic] International Labor Organization (ILO) on workplace human rights" which include five identified "principles" that are briefly identified and reference eight ILO Conventions; and
- corporate adherence to "these standards" is essential to maintain consumer and investor confidence in TJX's commitment to human rights.

The 2002 Proposal then requests the following action by TJX:

"Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

The 2002 Proposal is substantially the same proposal as one submitted by the Citizens Funds and the Presbyterian Church (USA) to TJX last year, referred to as the "2001 Proposal." We excluded the 2001 Proposal from our proxy materials last year based on the staff's concurrence with our view that the 2001 Proposal was vague and indefinite. TJX Companies, Inc. (Mar. 14, 2001). The staff also concurred last year with the exclusion of similar proposals from the proxy materials of five other companies. H.J. Heinz Company (May 25, 2001); Ann Taylor Stores Corp. (Mar. 13, 2001); Kohl's Corporation (Mar. 13, 2001); McDonald's Corporation (Mar. 13, 2001); Revlon, Inc. (Mar. 13, 2001). We believe that the Proponents' slight alterations to the 2001 Proposal to create the 2002 Proposal do not remedy the defects of the 2001 Proposal and, in fact, make the 2002 Proposal more vague and indefinite than the 2001 Proposal.

***2** A copy of the 2002 Proposal is enclosed as Exhibit A, a copy of the 2001 Proposal is enclosed as Exhibit B, a copy of the eight ILO Conventions referenced in the fifth "Whereas" clause is enclosed as Exhibit C, and a list of all 184 of the ILO Conventions is included as Exhibit D. Because the full text of the ILO Conventions numbers over 1,250 pages, we have not included them as an exhibit to this letter, but will provide them at your request.

II. Rule 14a-8(i)(3): The 2002 Proposal May Be Excluded Because It Violates the Commission's Proxy Rules.

Rule 14a-8(i)(3) provides that a proposal can be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9." Like the 2001 Proposal, we believe the 2002 Proposal may be excluded because it is vague, indefinite and misleading and therefore violates Rule 14a-9. Second, the 2002 Proposal violates Rule 14a-8(d) because it seeks to circumvent the 500-word limitation on the length of the proposal.

A. The 2002 Proposal is Vague and Indefinite in Violation of Rule 14a-9.

The staff has consistently agreed that a proposal may be excluded if "the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (July 30, 1992). The staff concurred with the exclusion of the 2001 Proposal under Rule 14a-8(i)(3) on the basis that the 2001 Proposal was vague and indefinite. TJX Companies Inc. (Mar. 14, 2001). The staff also concurred with the exclusion of other substantially similar shareholder proposals on the same basis. H.J. Heinz Company (May 25, 2001); Ann Taylor Stores Corp. (Mar. 13, 2001); Kohl's Corporation (Mar. 13, 2001); McDonald's Corporation (Mar. 13, 2001); Revlon, Inc. (Mar. 13, 2001).

The 2002 Proposal is substantially the same as the 2001 Proposal. The most significant change is the deletion of the reference to the "SA8000 Social Accountability Standards" established by the Council on Economic Priorities which had appeared in the fifth "whereas" clause of the 2001 Proposal. In addition, while the 2001 Proposal required TJX to commit itself to the "full implementation of the aforementioned human rights standards," the 2002 Proposal asks TJX to commit itself to the "implementation of a code of corporate conduct based on the aforementioned ILO human rights standards." These changes do not cure the 2002 Proposal of the problems that made the 2001 Proposal vague and indefinite. We believe they increase the problems.

The 2002 Proposal is vague and misleading in violation of Rule 14a-9 because it does not identify "the aforementioned ILO human rights standards" on which we are to base a code of corporate conduct. The only additional discussion on the meaning of these words appears in the fifth "Whereas" clause. This clause states that "these standards incorporate the conventions of the International Labor Organization (ILO) on workplace rights which include the following principles ...." (emphasis added). This reference is the first time the concept of "standards" appears in the 2002 Proposal; there is no earlier discussion clarifying what "these" standards are. From this reference, "these standards" at a minimum include all184 ILO Conventions. But we do not know what else is encompassed. By comparison to the 2001 Proposal, the phrase "these standards" was originally intended to reference the SA8000 Standards which had occurred earlier in the 2001 Proposal. However, because the SA8000 Standards have now been deleted from the 2002 Proposal, the 2002 Proposal is left with no full explanation of what "these standards" are. Without identifying the standards on which the TJX code of conduct is to be based, the 2002 Proposal becomes more vague and indefinite than the 2001 Proposal that referenced the SA8000 Standards. The 2002 Proposal should be excluded because, with unspecified standards, neither we nor our shareholders know what standards are to be incorporated in a code of conduct that we are being asked to adopt.

*3 Even with respect to the ILO Conventions, the 2002 Proposal is vague and indefinite because it does not adequately summarize their broad-reaching content. As the standards are said to "incorporate" the ILO Conventions, the 2002 Proposal requires TJX to commit to the implementation of a code of corporate conduct based on all ILO Conventions, together with whatever additional unknown matters "these standards" incorporate. In fact, there are 184 different ILO Conventions that contain over 3,800 articles and number over 1,250 pages. See Exhibit D for a complete list of the ILO Conventions. Only eight of the ILO Conventions are even mentioned in the 2002 Proposal, and the other 176 ILO Conventions are not described in any way. The vast subject matter of the ILO Conventions is summarized in the 2002 Proposal in a statement of only five general principles. Even minimalist fair disclosure would require significantly more discussion than what is provided with respect to the 184 ILO Conventions. We do not believe that our shareholders will have any clear idea of the nature of the code of corporate conduct we are being asked to adopt in the 2002 Proposal. The staff has agreed with the exclusion of a proposal under the predecessor of Rule 14a-8(i)(3) where "any actions(s) ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." Occidental Petroleum Corp. (Feb. 11, 1991). Similarly, the 2002 Proposal's selective discussion is misleading to our shareholders, who are being asked to vote without an adequate summary of the standards they are being asked to approve.

Even with the benefit of reading the ILO Conventions, we are uncertain what type of code of conduct is being requested in light of the extent and detail of the material covered. The ILO Conventions cover many topics that do not apply to TJX and its business. In addition, the ILO Conventions are highly detailed on myriad topics relating to the business of TJX and its suppliers and set forth initiatives and rules to be implemented by governmental entities, not companies. The 2002 Proposal is misleading because it fails to describe the true nature and purpose of the ILO Conventions. The text of the 2002 Proposal would lead shareholders to believe that the ILO Conventions are "human rights standards" that TJX could adopt to ensure that its "commitment to human rights is to be maintained." In fact, the ILO Conventions are not a list of human rights standards. Rather, they are international treaties to be ratified by countries and adopted by governments to form national legislation on labor and social matters. http://www.ilo.org (visited Jan. 25, 2002). They provide specific and detailed governmental regulation on many matters rather than providing a set of "human rights norms." Even if diligent shareholders were to search out and read the ILO Conventions, they would be unable to discern what a code of corporate conduct "based on" the ILO Conventions would entail. Ironically, while TJX is asked to commit to all 184 of the ILO Conventions, the United States has adopted only 14 of these Conventions. http:// ilolex.ilo.ch:1567/english/newratframeE.htm (visited Jan. 25, 2002). The ILO Conventions are very different from social policy principles like the Sullivan Principles and the MacBride Principles (which we have included in our proxy materials). Unlike the ILO Conventions, each of these principles encompasses a focused and narrowly drafted human rights standard, is concisely stated in less than two pages and can be briefly and fairly summarized in a 500 word statement.

***4** The 2002 Proposal even fails to adequately summarize those eight ILO Conventions which the 2002 Proposal specifically cites. Those eight ILO Conventions alone contain 140 articles and number 36 pages. See Exhibit C. For example, the fifth "Whereas" clause of the 2002 Proposal purports to summarize ILO Convention 138 with the sentence: "There shall be no use of child labor." However, ILO Convention 138, like the other ILO Conventions, is highly detailed. It would, for example, require TJX to develop a code of conduct based upon (1) pursuing a national policy designed to ensure the abolition of child labor and raising progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons (Article 1); (2) ensuring that the minimum age is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years (Article 2, [ ] 3); and (3) ensuring that the minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardize the health, safety or morals of young persons is not less than 18 years (Article 3, [ ] 1). Thus, the 2002 Proposal's purported summary of the eight ILO Conventions is vague and indefinite because it inadequately and selectively describes the listed conventions.

The 2002 Proposal is also vague and indefinite because it requests that we commit to independent monitoring of compliance without providing us or our shareholders with any guidance as to the meaning of "independent monitoring." The 2002 Proposal provides no clear indication about the nature of the independent monitor sought. Is any independent third party eligible, such as entities engaged in the business of monitoring, or must the independent monitor be a charitable or social organization? The 2002 Proposal also provides no indication as to whether independence requires that the monitor act without being paid by TJX, directly or indirectly, for its services. One of the ""whereas" clauses refers to "respected human rights and religious organizations." Does the proposal intend to limit our independent monitoring to these unidentified organizations? Without clarification, neither our shareholders nor we can discern with reasonable certainty what is required by the "independent monitoring" language.

Further, the 2002 Proposal does not give any indication as to the costs that TJX would incur in implementing the 2002 Proposal. As a result, shareholders' expectations as to cost may be different from the costs TJX would incur.

We distinguish the letters received by PPG Industries, Inc., Kmart Corporation and American Eagle Outfitters, Inc. in which the staff was unable to concur that proposals similar to the 2001 and 2002 Proposals could be excluded. PPG Industries, Inc. (Jan. 22, 2001); Kmart Corporation (Mar. 16, 2001); American Eagle Outfitters, Inc. (Mar. 20, 2001). We note that since the PPG letter and contemporaneously with the Kmart and American Eagle letters, the staff has issued five no-action letters, including ours, in which it concurred with the exclusion of proposals that sought the full implementation of the ILO Conventions because the proposals were vague and indefinite as they failed to summarize adequately the standards being proposed. H.J. Heinz Company (May 25, 2001); TJX Companies, Inc. (Mar. 14, 2001); AnnTaylor Stores Corp. (Mar. 13, 2001); Kohl's Corporation (Mar. 13, 2001); Revlon, Inc. (Mar. 13, 2001).

***5** We note that the arguments made by the above companies with which the staff concurred differ significantly from those made by Kmart, PPG and American Eagle. In Kmart, the staff was "unable to conclude that Kmart has met its burden of establishing that it may exclude the proposal under rule 14a- 8(i)(3)." Kmart argued that the "language and imagery" in the proposal "both impugn the integrity of the Company as well as make charges concerning improper conduct on the part of the Company without factual foundation." Kmart made only one brief statement to suggest that the proposal was vague and indefinite: "the principles of the ILO are general in nature and do not precisely explain or establish guidelines as to what the Company is to report." However, Kmart did not make any factual arguments or provide other evidence to support this blanket statement. PPG argued for exclusion under Rule 14a-8(i)(3) on the basis that the ILO Conventions "bear little or no relevance to the business operations of PPG." PPG did assert that the shareholders would not be able to determine what actions would be required to create a code of conduct based on ""the multitude of ILO Conventions" but did not offer any discussion or factual support as to the reasons the proposal was vague and indefinite on that basis. American Eagle did not argue that the proposal was excludable under Rule 14a-8(i)(3).

The differences between the 2001 and the 2002 Proposals should not affect their exclusion under Rule 14a-8(i)(3). The 2002 Proposal that asks us to adopt a workplace code of conduct "based on" unspecified standards that include the ILO Conventions is no less vague and indefinite than the 2001 Proposal, excluded last year with the staff's concurrence, that requested the "full implementation" of the standards. In both cases, the proposals are vague and indefinite because they do not adequately describe the underlying standards. The elimination of the reference to the SA8000 standards similarly did not cure the vague and indefinite nature of the prior year's proposals. Although the Heinz, TJX, Kohl's, and Revlon proposals all included both the SA8000 Standards and the ILO Conventions as part of the proposals, the AnnTaylor proposal included only the ILO Conventions and did not include any reference to the SA8000 standards. The staff agreed that AnnTaylor could exclude the proposal that dealt only with the ILO Conventions for being vague and indefinite. We believe that the exclusion of the SA8000 standards from the 2002 Proposal (as compared to the 2001 Proposal) does not cure the vague and indefinite nature of the proposal.

Finally, the 2002 Proposal contains a number of factual errors that make it misleading in violation of Rule 14a-9. We do not have "extensive overseas operations" as stated in the first "Whereas" clause. Our overseas operations consist solely of retail stores and related operations in the European Union, which account for less than five percent of our sales; this is hardly extensive. Further, we do not own any international production facilities as the 2002 Proposal asserts. By stating that TJX has extensive foreign operations and operates international production facilities, shareholders reading the 2002 Proposal may be misled about the scope of our foreign operations and our role with respect to international manufacturing operations.

***6** Because the 2002 Proposal (1) does not identify or adequately describe the standards on which TJX is being asked to base a code of conduct (whether the undefined "aforementioned ILO human rights standards", the 184 ILO Conventions or even the 8 identified ILO Conventions), (2) does not describe the nature of the ILO Conventions or the manner in which they are intended to be implemented, (3) does not adequately identify what constitutes independent monitoring, (4) does not identify the cost of implementation, and (5) mischaracterizes TJX's overseas operations and ownership of international production facilities, TJX believes that it is vague, indefinite and misleading in violation of Rule 14a-9. Accordingly, TJX respectfully requests that you concur that the 2002 Proposal may be excluded from our 2002 proxy materials pursuant to Rule 14a-8(i)(3).

B. The 2002 Proposal Attempts to Circumvent the 500-Word Limit of Rule 14a- 8(d).

Rule 14a-8(d) provides that "[t]he proposal, including any accompanying supporting statement, may not exceed 500 words." As described in Section I above, the 2002 Proposal requests that TJX commit to a code of conduct based on unidentified standards which "incorporate" the ILO Conventions. As set forth on Exhibit D, the 184 ILO Conventions that are incorporated into "these standards" are over 1,250 pages long. It is impossible even to list the ILO Conventions in 500 words, let alone adequately describe them so that shareholders can understand what they are being asked to approve with the 2002 Proposal. Thus, by incorporating voluminous materials into the 2002 Proposal without adequately summarizing them, the Proponents are attempting to circumvent the 500-word limit in Rule 14a-8(d). Therefore, we respectfully request that you agree that the 2002 Proposal may be excluded from our 2002 proxy materials pursuant to Rule 14a-8(i)(3).

III. 14a-8(i)(6): The 2002 Proposal May Be Excluded Because TJX Lacks the Power and Authority to Implement the 2002 Proposal.

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded "if the company would lack the power or authority to implement the proposal." The staff has agreed that a company may exclude a proposal under Rule 14a- 8(i)(6) when ""the proposal as drafted and submitted to the company ... is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." Int'l Business Machines Corp. (Jan. 14, 1992); Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir. 1961). For the reasons set forth in Section II above, we believe that the 2002 Proposal is vague and indefinite. In addition, because the ILO Conventions were designed as "international treaties" for governments, they contain various provisions on which it would be virtually impossible to base a code of conduct and therefore impossible for TJX to implement. Also, TJX and its suppliers are not governments with the ability to change laws to implement the ILO Conventions; each must comply with applicable foreign laws that may conflict with the ILO Conventions. Therefore, we respectfully request that you agree that the 2002 Proposal may be excluded from our 2002 proxy materials pursuant to Rule 14a-8(i)(6).

IV. Rule 14a-8(i)(7): The 2002 Proposal May Be Excluded Because It Deals With Matters Relating to TJX's Ordinary Business Operations.

*7 We believe that the 2002 Proposal may also be excluded under Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations." The Commission has determined that the policy of the Rule 14a-8(i)(7) exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." Release No. 34-40018, 1998 SEC LEXIS 1001 (May 21, 1998), referred to as the ""Adopting Release." The Commission also determined that "there is no bright line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business' exclusion" and reviews arguments for exclusion under Rule 14a- 8(i)(7) on a ""case-by-case approach." Adopting Release, *15. TJX believes that the 2002 Proposal deals with ordinary business matters of TJX such that it may be excluded pursuant to Rule 14a-8(i)(7).

The Commission has stated that the policy underlying the ordinary business exclusion rests on two central considerations: (1) whether the proposal concerns "tasks that are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (2) whether the proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Adopting Release, *20-21. TJX believes that the 2002 Proposal may be excluded on the basis of both of these considerations.

The 2002 Proposal asks TJX to implement a code of corporate conduct for its nonexistent foreign factories and its international suppliers based on ILO Conventions covering: (a) employee compensation, vacation, and leave, (b) interaction with employee labor organizations, (c) schedules of working hours of employees, and (d) hiring and termination of employees. The Commission has stated that "the management of the workforce, such as hiring, promotion, and termination of employees" is fundamental to management's ability to run the company. Adopting Release, *20. Surely if it is micromanagement by shareholders to intervene in these matters for TJX itself, it is even more extreme to permit TJX shareholders to micromanage the workforces of TJX's suppliers.

If adopted, the 2002 Proposal would require TJX to adopt a code of conduct for its nonexistent foreign factories and its international suppliers based on the ILO Conventions which, in over a thousand pages of text, include the following:

a. Employee Compensation, Vacation and Leave.

• fixing minimum rates of wages for workers employed in certain of the trades or parts of trades, including manufacturing and commercial trades, in which no arrangements exist for the effective regulation of wages by collective agreement or otherwise, and in which wages are exceptionally low, considering (a) the needs of workers and their families, and (b) certain economic factors including levels of productivity. (ILO Convention 26, Art. 1; ILO Convention 131, Art. 4);

*8 • granting an annual holiday with pay of at least three working weeks for one year of service and prorating that proportionate to the length of service for employees whose length of service is less than one year. (ILO Convention 52, Art. 2, as revised by ILO Convention 132, Art. 3);

• not paying employees with promissory notes, vouchers or coupons. (ILO Convention 95, Art. 3, 4);

• granting paid educational leave to employees for the purpose of: (a) training at any level, (b) general, social and civic education, and (c) trade union education. (ILO Convention 140, Art. 2);

• providing maternity leave of not less than 14 weeks (ILO Convention 183, Art. 4).

b. Management and Labor Relations.

• ensuring that workers and employers, without distinction whatsoever, have the right to establish and (subject only to the rules of the particular organization) join organizations of their own choosing without previous authorization. (ILO Convention 87, Art 2);

• not dissolving or suspending any workers' or employees' organizations. (ILO Convention 87, Art. 4);

• taking all necessary and appropriate measures to ensure that workers and employers freely exercise the right to organize. (ILO Convention 87, Art. 11);

• maintaining or ensuring the maintenance of a free public employment service, which would ensure the best possible organization of the employment market as an integral part of the national program for the achievement and maintenance of full employment and the development and use of productive resources. (ILO Convention 88, Art. 1);

c. Working Hours.

• not requiring any of non-supervisory employees engaged in industrial undertakings, including manufacturing activities and adapting articles for sale, to work more than eight hours per day and forty-eight hours per week. Such employees could work shifts exceeding the prescribed limits so long as the average hours over three weeks would not exceed eight hours per day and forty-eight hours per week. (ILO Convention 1, Art. 1,2);

• providing non-supervisory employees engaged in industrial undertakings, including manufacturing activities and adapting articles for sale, with a rest period of at least twenty-four hours in every seven day period. (ILO Convention 14, Art. 2);

• not requiring any of retail and office employees to work more than eight hours per day and forty-eight hours per week or alternatively, not work more than ten hours in any single day. (ILO Convention 30, Art. 3,4);

• providing its retail and office employees with a rest period of at least twenty-four hours in every seven day period. (ILO Convention 106, Art. 6);

• providing any employees who work at night the right to a free health assessment and the right to receive advice on how to reduce or avoid health problems associated with their work, and consulting with labor union representatives prior to introducing night work schedules. (ILO Convention 171, Art. 3).

*9 d. Hiring and Terminating Employees.

• entering into a written employment agreement with a manual worker if the contract (a) is made for a period exceeding six months or a number of working days equivalent to six months, or (b) stipulates conditions of employment which differ materially from those customary in the district of employment or similar work. (ILO Convention 64, Art. 2,3);

• not terminating any employee unless there is a valid reason for such termination connected with the capacity or conduct of the worker or based on the operational requirements of TJX. (ILO Convention 158, Art. 4).

The staffhas taken the position that general employee compensation matters relate to the ordinary business of the company. The Bureau of National Affairs, Inc. (Feb. 23, 2001) (proposal related to the compensation of employees through an employee stock plan); Merck & Co., Inc. (March 6, 2000) (proposal requested that the company "improv[e] its compensation and benefit packages" for its pharmacists); Wal-Mart Stores, Inc. (Mar. 15, 1999) (proposal requested a report on suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage"). The staff has also agreed that proposals that would govern company negotiations with employee labor unions may be excluded as ordinary business. Modine Manufacturing Co. (May 6, 1998) (proposal requested a corporate code of conduct to address the right to organize and maintain unions); UAL, Inc. (Mar. 3, 1986) (proposal requested a review of "management's handling of union negotiations"). Further, the staff has agreed that proposals which would mandate the working hours of employees may be excluded as ordinary business. General Motors Corp. (Mar. 23, 1999) (proposal requested a one-hour lunch period and flexible schedules for employees with children); Intel Corp. (Mar. 18, 1999) (proposal requested a cap on the maximum number of working hours and imposed limits on overtime work). Also, the staff has agreed that proposals which micromanage the company's ability to hire and terminate its employees may be excluded. Adopting Release, *20 (the "hiring, promotion, and termination of employees" is fundamental to management's ability to run the company); Intel Corp. (Mar. 18, 1999) (proposal set forth "the criteria according to which Intel may terminate employees").

There seems to be no question that if TJX had foreign factories, intervention by the shareholders with respect to the details of employee compensation, leave and vacation, relations with labor unions, working hours, and hiring, promotion and termination of TJX employees in those factories would not be a proper subject for shareholder action. If shareholders are not permitted to micromanage these matters with respect to TJX itself, they surely should not be permitted to seek to micromanage the same matters for TJX's international suppliers through a TJX code of conduct. The Commission has stated that "some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek." Adopting Release, *25. We believe that the 2002 Proposal exhibits exactly this type of micromanagement that Rule 14a-8(i)(7) was meant to exclude and covers many matters which the staff has permitted companies to exclude. The level of detail sought by the 2002 Proposal does not "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Adopting Release, *21. Rather, the 2002 Proposal asks for a code of conduct based on ILO Conventions which micromanage how TJX (if it had foreign factories) and its international suppliers compensate their employees, interact with employee labor organizations, schedule employee working hours, vacation and leave and hire and terminate employees.

***10** We distinguish the letter received by American Eagle Outfitters, Inc. in which the staff was unable to concur that a proposal similar to the 2001 and 2002 Proposals could be excluded. American Eagle Outfitters, Inc. (Mar. 20, 2001). American Eagle argued that their proposal should be excluded because it attempted to "regulate and intrude on the management of the crucial relationship between [American Eagle] and its suppliers." Differently, we have shown specifically how the 2002 Proposal would micromanage the workforce of our suppliers.

We understand the "interest among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues." Adopting Release, *17. It is certainly possible to fashion a proposal on the subject matter of the 2002 Proposal in a manner that directly raises social policy issues. However, the Proponents have not done so with the 2002 Proposal. The Sullivan, MacBride and CERES principles proposals, for example, all raise social policy issues within the context of the proxy rules. In fact, we have received another proposal dealing with vendor standards for international suppliers. That proposal focuses on social policy issues and does not seek to micromanage TJX or to deal with day-to-day operations. We are not objecting to that proposal's inclusion in our 2002 proxy statement. By contrast, the 2002 Proposal does not limit itself to social policy issues and delves into ordinary business and micromanagement under the guise of social policy.

Therefore, we respectfully request that you agree that the 2002 Proposal may be excluded from our 2002 proxy materials pursuant to Rule 14a-8(i)(7).

Based upon the reasons stated above, TJX believes the Proposal may be properly omitted from its year 2002 proxy materials pursuant to Rules 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(7). To the extent that these reasons are based on matters of state law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j).

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. Simultaneous with this filing, a copy of this submission is being provided to the Proponents.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it in the enclosed envelope.

Please feel free to call Mary E. Weber of Ropes & Gray at (617) 951-7391 or Kevin B. Acklin of Ropes & Gray at (617) 951-7013 with any questions regarding the foregoing submission.

Very truly yours,
Jay H. Meltzer

Senior Vice President, General Counsel and Secretary

ROPES & GRAY

One International Place

Boston, MA 02110-2624

Phone: (617) 951-7000

Exhibit A

TJX COMPANIES/GLOBAL HUMAN RIGHTS STANDARDS

Whereas, TJX Companies currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

***11** Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)

2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their

representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Exhibit B

2001 SHAREHOLDER PROPOSAL FOR THE TJX COMPANIES, INC.

Report and Disclose Standards for Vendors

Whereas, the TJX Companies, Inc. currently has some overseas contracting and subcontracting of products as well as merchandise from suppliers contracted and subcontracted all over the world, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

***12** Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:
1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of

opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Conventions 100 and 111)

4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, Be It Resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Exhibit C

C87 Freedom of Association and Protection of the Right to Organise Convention, 1948

Convention concerning Freedom of Association and Protection of the Right to Organise (Note: Date of coming into force: 04:07:1950.)

Convention:C087

Place:(San Francisco)

Session of the Conference:31

Date of adoption:09:07:1948

See the ratifications for this Convention

Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at San Francisco by the Governing Body of the International Labour Office, and having met in its Thirty-first Session on 17 June 1948;

Having decided to adopt, in the form of a Convention, certain proposals concerning freedom of association and protection of the right to organise, which is the seventh item on the agenda of the session;

Considering that the Preamble to the Constitution of the International Labour Organisation declares recognition of the principle of freedom of association to be a means of improving conditions of labour and of establishing peace;

Considering that the Declaration of Philadelphia reaffirms that freedom of expression and of association are essential to sustained progress;

Considering that the International Labour Conference, at its Thirtieth Session, unanimously adopted the principles which should form the basis for international regulation;

***13** Considering that the General Assembly of the United Nations, at its Second Session, endorsed these principles and requested the International Labour Organisation to continue every effort in order that it may be possible to adopt one or several international Conventions;

adopts the ninth day of July of the year one thousand nine hundred and forty-eight, the following Convention, which may be cited as the Freedom of Association and Protection of the Right to Organise Convention, 1948:

Part I. Freedom of Association

Article 1

Each Member of the International Labour Organisation for which this Convention is in force undertakes to give effect to the following provisions.

Article 2

Workers and employers, without distinction whatsoever, shall have the right to establish and, subject only to the rules of the organisation concerned, to join organisations of their own choosing without previous authorisation.

Article 3

1. Workers' and employers' organisations shall have the right to draw up their constitutions and rules, to elect their representatives in full freedom, to organise their administration and activities and to formulate their programmes.

2. The public authorities shall refrain from any interference which would restrict this right or impede the lawful exercise thereof.

Article 4

Workers' and employers' organisations shall not be liable to be dissolved or suspended by administrative authority.

Article 5

Workers' and employers' organisations shall have the right to establish and join federations and confederations and any such organisation, federation or confederation shall have the right to affiliate with international organisations of workers and employers.

Article 6

The provisions of Articles 2, 3 and 4 hereof apply to federations and confederations of workers' and employers' organisations.

Article 7

The acquisition of legal personality by workers' and employers' organisations, federations and confederations shall not be made subject to conditions of such a character as to restrict the application of the provisions of Articles 2, 3 and 4 hereof.

Article 8

1. In exercising the rights provided for in this Convention workers and employers and their respective organisations, like other persons or organised collectivities, shall respect the law of the land.

2. The law of the land shall not be such as to impair, nor shall it be so applied as to impair, the guarantees provided for in this Convention.

Article 9

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention.

Article 10

***14** In this Convention the term organisation means any organisation of workers or of employers for furthering and defending the interests of workers or of employers.

9$P Part II. Protection of the Right to Organise

Article 11

Each Member of the International Labour Organisation for which this Convention is in force undertakes to take all necessary and appropriate measures to ensure that workers and employers may exercise freely the right to organise.

Part III. Miscellaneous Provisions

Article 12

1.In respect of the territories referred to in article 35 of the Constitution of the International Labour Organisation as amended by the Constitution of the International Labour Organisation Instrument of Amendment 1946, other than the territories referred to in paragraphs 4 and 5 of the said article as so amended, each Member of the Organisation which ratifies this Convention shall communicate to the Director-General of the International Labour Office as soon as possible after ratification a declaration stating:

a) the territories in respect of which it undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservations made in its original declaration in virtue of subparagraphs (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 13

1. Where the subject matter of this Convention is within the self-governing powers of any non-metropolitan territory, the Member responsible for the international relations of that territory may, in agreement with the Government of the territory, communicate to the Director-General of the International Labour Office a declaration accepting on behalf of the territory the obligations of this Convention.

2. A declaration accepting the obligations of this Convention may be communicated to the Director-General of the International Labour Office:

a) by two or more Members of the Organisation in respect of any territory which is under their joint authority; or

***15** b) by any international authority responsible for the administration of any territory, in virtue of the Charter of the United Nations or otherwise, in respect of any such territory.

3. Declarations communicated to the Director-General of the International Labour Office in accordance with the preceding paragraphs of this Article shall indicate whether the provisions of the Convention will be applied in the territory concerned without modifications or subject to modification; when the declaration indicates that the provisions of the Convention will be applied subject to modifications it shall give details of the said modifications.

4. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

5. The Member, Members or international authority concerned may, at any time at which this Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Part IV. Final Provisions

Article 14

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 15

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 16

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the

year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 17

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications, declarations and denunciations communicated to him by the Members of the Organisation.

***16** 2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 18

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 19

At the expiration of each period of ten years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 20

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 16 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising

Convention.

Article 21

The English and French versions of the text of this Convention are equally authoritative.

Cross references

CONSTITUTION:P:Preamble to the Constitution of the International Labour Organisation

Constitution: 19:article 19 of the Constitution of the International Labour Organisation

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

C98 Right to Organise and Collective Bargaining Convention, 1949

Convention concerning the Application of the Principles of the Right to Organise and to Bargain Collectively (Note: Date of coming into force: 18:07:1951.)

Convention:C098

Place:Geneva

Session of the Conference:32

Date of adoption:01:07:1949

See the ratifications for this Convention

Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-second Session on 8 June 1949, and

Having decided upon the adoption of certain proposals concerning the application of the principles of the right to organise and to bargain collectively, which is the fourth item on the agenda of the session, and

***17** Having determined that these proposals shall take the form of an international Convention,

adopts the first day of July of the year one thousand nine hundred and forty-nine, the following Convention, which may be cited as the Right to Organise and Collective Bargaining Convention, 1949:

Article 1

1. Workers shall enjoy adequate protection against acts of anti-union discrimination in respect of their employment.

2. Such protection shall apply more particularly in respect of acts calculated to--

(a) make the employment of a worker subject to the condition that he shall not join a union or shall relinquish trade union membership;

(b) cause the dismissal of or otherwise prejudice a worker by reason of union membership or because of participation in union activities outside working hours or, with the consent of the employer, within working hours.

Article 2

1. Workers' and employers' organisations shall enjoy adequate protection against any acts of interference by each other or each other's agents or members in their establishment, functioning or administration.

2. In particular, acts which are designed to promote the establishment of workers' organisations under the domination of employers or employers' organisations, or to support workers' organisations by financial or other means, with the object of placing such organisations under the control of employers or employers' organisations, shall be deemed to constitute acts of interference within the meaning of this Article.

Article 3

Machinery appropriate to national conditions shall be established, where necessary, for the purpose of ensuring respect for the right to organise as defined in the preceding Articles.

Article 4

Measures appropriate to national conditions shall be taken, where necessary, to encourage and promote the full development and utilisation of machinery for voluntary negotiation between employers or employers' organisations and workers' organisations, with a view to the regulation of terms and conditions of employment by means of collective agreements.

Article 5

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention.

Article 6

This Convention does not deal with the position of public servants engaged in the administration of the State, nor shall it be construed as prejudicing their rights or status in any way.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

***18** 1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of article 35 of the Constitution of the International Labour Organisation shall indicate --

a) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 10

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 4 or 5 of article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 11

***19** 1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 12

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 13

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 14

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 15

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 11 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 16

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Constitution: 19:article 19 of the Constitution of the International Labour Organisation

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

C135 Workers' Representatives Convention, 1971

*20 Convention concerning Protection and Facilities to be Afforded to Workers' Representatives in the undertaking (Note: Date of coming into force: 30:06:1973.)

Convention:C135

Place:Geneva

Session of the Conference:56

Date of adoption:23:06:1971

See the ratifications for this Convention

Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-sixth Session on 2 June 1971, and

Noting the terms of the Right to Organise and Collective Bargaining Convention, 1949, which provides for protection of workers against acts of anti-union discrimination in respect of their employment, and

Considering that it is desirable to supplement these terms with respect to workers' representatives, and

Having decided upon the adoption of certain proposals with regard to protection and facilities afforded to workers' representatives in the undertaking, which is the fifth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-third day of June of the year one thousand nine hundred and seventy-one, the following Convention, which may be cited as the Workers' Representatives Convention, 1971:

Article 1

Workers' representatives in the undertaking shall enjoy effective protection against any act prejudicial to them, including dismissal, based on their status or activities as a workers' representative or on union membership or participation in union activities, in so far as they act in conformity with existing laws or collective agreements or other jointly agreed arrangements.

Article 2

1. Such facilities in the undertaking shall be afforded to workers' representatives as may be appropriate in order to enable them to carry out their functions promptly and efficiently.

2. In this connection account shall be taken of the characteristics of the industrial relations system of the country and the needs, size and capabilities of the undertaking concerned.

3. The granting of such facilities shall not impair the efficient operation of the undertaking concerned.

Article 3

For the purpose of this Convention the term workers' representatives means persons who are recognised as such under national law or practice, whether they are--

(a) trade union representatives, namely, representatives designated or elected by trade unions or by members of such unions; or

(b) elected representatives, namely, representatives who are freely elected by the workers of the undertaking in accordance with provisions of national laws or regulations or of collective agreements and whose functions do not include activities which are recognised as the exclusive prerogative of trade unions in the country concerned.

Article 4

National laws or regulations, collective agreements, arbitration awards or court decisions may determine the type or types of workers' representatives which shall be entitled to the protection and facilities provided for in this Convention.

Article 5

***21** Where there exist in the same undertaking both trade union representatives and elected representatives, appropriate measures shall be taken, wherever necessary, to ensure that the existence of elected representatives is not used to undermine the position of the trade unions concerned or their representatives and to encourage co-operation on all relevant matters between the elected representatives and the trade unions concerned and their representatives.

Article 6

Effect may be given to this Convention through national laws or regulations or collective agreements, or in any other manner consistent with national practice.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

***22** At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C098 Right to Organise and Collective Bargaining Convention, 1949

C100 Equal Remuneration Convention, 1951

Convention concerning Equal Remuneration for Men and Women Workers for Work of Equal Value (Note: Date of coming into force: 23:05:1953.)

Convention:C100

Place:Geneva

Session of the Conference:34

Date of adoption:29:06:1951

See the ratifications for this Convention

Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-fourth Session on 6 June 1951, and

Having decided upon the adoption of certain proposals with regard to the principle of equal remuneration for men and women workers for work of equal value, which is the seventh item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-ninth day of June of the year one thousand nine hundred and fifty-one, the following Convention, which may be cited as the Equal Remuneration Convention, 1951:

Article 1

For the purpose of this Convention--

(a) the term remuneration includes the ordinary, basic or minimum wage or salary and any additional emoluments whatsoever payable directly or indirectly, whether in cash or in kind, by the employer to the worker and arising out of the worker's employment;

(b) the term equal remuneration for men and women workers for work of equal value refers to rates of remuneration established without discrimination based on sex.

Article 2

1. Each Member shall, by means appropriate to the methods in operation for determining rates of remuneration, promote and, in so far as is consistent with such methods, ensure the application to all workers of the principle of equal remuneration for men and women workers for work of equal value.

***23** 2. This principle may be applied by means of--

(a) national laws or regulations;

(b) legally established or recognised machinery for wage determination;

(c) collective agreements between employers and workers; or

(d) a combination of these various means.

Article 3

1. Where such action will assist in giving effect to the provisions of this Convention measures shall be taken to promote objective appraisal of jobs on the basis of the work to be performed.

2. The methods to be followed in this appraisal may be decided upon by the authorities responsible for the determination of rates of remuneration, or, where such rates are determined by collective agreements, by the partíes thereto.

3. Differential rates between workers which correspond, without regard to sex, to differences, as determined by such objective appraisal, in the work to be performed shall not be considered as being contrary to the principle of equal remuneration for men and women workers for work of equal value.

Article 4

Each Member shall co-operate as appropriate with the employers' and workers' organisations concerned for the purpose of giving effect to the provisions of this Convention.

Article 5

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 6

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 7

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of article 35 of the Constitution of the International Labour Organisation shall indicate --

a) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (b), (c) or (d) of paragraph 1 of this Article.

***24** 4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 8

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 4 or 5 of article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year

after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

***25** At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

C111 Discrimination (Employment and Occupation) Convention, 1958

Convention concerning Discrimination in Respect of Employment and Occupation (Note: Date of coming into force: 15:06:1960.)

Convention:C111

Place:Geneva

Session of the Conference:42

Date of adoption:25:06:1958

See the ratifications for this Convention

Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Forty-second Session on 4 June 1958, and

Having decided upon the adoption of certain proposals with regard to discrimination in the field of employment and occupation, which is the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention, and

Considering that the Declaration of Philadelphia affirms that all human beings, irrespective of race, creed or sex, have the right to pursue both their material well-being and their spiritual development in conditions of freedom and dignity, of economic security and equal opportunity, and

Considering further that discrimination constitutes a violation of rights enunciated by the Universal Declaration of Human Rights, adopts the twenty-fifth day of June of the year one thousand nine hundred and fifty-eight, the following Convention, which may be cited as the Discrimination (Employment and Occupation) Convention, 1958:

Article 1

1. For the purpose of this Convention the term discrimination includes-- (a) any distinction, exclusion or preference made on the basis of race, colour sex, religion, political opinion, national extraction or social origin, which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation;

***26** (b) such other distinction, exclusion or preference which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation as may be determined by the Member concerned after consultation with representative employers' and workers' organisations, where such exist, and with other appropriate bodies.

2. Any distinction, exclusion or preference in respect of a particular job based on the inherent requirements thereof shall not be deemed to be discrimination.

3. For the purpose of this Convention the terms employment and occupation include access to vocational training, access to employment and to particular occupations, and terms and conditions of employment.

Article 2

Each Member for which this Convention is in force undertakes to declare and pursue a national policy designed to promote, by methods appropriate to national conditions and practice, equality of opportunity and treatment in respect of employment and occupation, with a view to eliminating any discrimination in respect thereof.

Article 3

Each Member for which this Convention is in force undertakes, by methods appropriate to national conditions and practice--

(a) to seek the co-operation of employers' and workers' organisations and other appropriate bodies in promoting the acceptance and observance of this policy;

(b) to enact such legislation and to promote such educational programmes as may be calculated to secure the acceptance and observance of the policy;

(c) to repeal any statutory provisions and modify any administrative instructions or practices which are inconsistent with the policy;

(d) to pursue the policy in respect of employment under the direct control of a national authority;

(e) to ensure observance of the policy in the activities of vocational guidance, vocational training and placement services under the direction of a national authority;

(f) to indicate in its annual reports on the application of the Convention the action taken in pursuance of the policy and the results secured by such action.

Article 4

Any measures affecting an individual who is justifiably suspected of, or engaged in, activities prejudicial to the security of the State shall not be deemed to be discrimination, provided that the individual concerned shall have the right to appeal to a competent body established in accordance with national practice.

Article 5

1. Special measures of protection or assistance provided for in other Conventions or Recommendations adopted by the International Labour Conference shall not be deemed to be discrimination.

2. Any Member may, after consultation with representative employers' and workers' organisations, where such exist, determine that other special measures designed to meet the particular requirements of persons who, for reasons such as sex, age, disablement, family responsibilities or social or cultural status, are generally recognised to require special protection or assistance, shall not be deemed to be discrimination.

Article 6

***27** Each Member which ratifies this Convention undertakes to apply it to non-metropolitan territories in accordance with the provisions of the Constitution of the International Labour Organisation.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months

after the date on which its ratifications has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole

or in part, then, unless the new Convention otherwise provides:

*28 a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Supplemented: C143 complemented by Migrant Workers Convention, 1975

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C29 Forced Labour Convention, 1930

Convention concerning Forced or Compulsory Labour (Note: Date of coming into force: 01:05:1932.)

Convention:C029

Place:Geneva

Session of the Conference:14

Date of adoption:28:06:1930

See the ratifications for this Convention

Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fourteenth Session on 10 June 1930, and

Having decided upon the adoption of certain proposals with regard to forced or compulsory labour, which is included in the first item on the agenda of the Session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-eighth day of June of the year one thousand nine hundred and thirty, the following Convention, which may be cited as the Forced Labour Convention, 1930, for ratification by the Members of the International Labour Organisation in accordance with the provisions of the Constitution of the International Labour Organisation:

Article 1

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress the use of forced or compulsory labour in all its forms within the shortest possible period.

2. With a view to this complete suppression, recourse to forced or compulsory labour may be had, during the transitional period, for public purposes only and as an exceptional measure, subject to the conditions and guarantees hereinafter provided.

3. At the expiration of a period of five years after the coming into force of this Convention, and when the Governing Body of the International Labour Office prepares the report provided for in Article 31 below, the said Governing Body shall consider the possibility of the suppression of forced or compulsory labour in all its forms without a further transitional period and the desirability of placing this question on the agenda of the Conference.

Article 2

***29** 1. For the purposes of this Convention the term forced or compulsory labour shall mean all work or service which is exacted from any person under the menace of any penalty and for which the said person has not offered himself voluntarily.

2. Nevertheless, for the purposes of this Convention, the term forced or compulsory labour shall not include--

(a) any work or service exacted in virtue of compulsory military service laws for work of a purely military character;

(b) any work or service which forms part of the normal civic obligations of the citizens of a fully self-governing country;

(c) any work or service exacted from any person as a consequence of a conviction in a court of law, provided that the said work or service is carried out under the supervision and control of a public authority and that the said person is not hired to or placed at the disposal of private individuals, companies or associations;

(d) any work or service exacted in cases of emergency, that is to say, in the event of war or of a calamity or threatened calamity, such as fire, flood, famine, earthquake, violent epidemic or epizootic diseases, invasion by animal, insect or vegetable pests, and in general any circumstance that would endanger the existence or the well-being of the whole or part of the population;

(e) minor communal services of a kind which, being performed by the members of the community in the direct interest of the said community, can therefore be considered as normal civic obligations incumbent upon the members of the community, provided that the members of the community or their direct representatives shall have the right to be consulted in regard to the need for such services.

Article 3

For the purposes of this Convention the term competent authority shall mean either an authority of the metropolitan country or the highest central authority in the territory concerned.

Article 4

1. The competent authority shall not impose or permit the imposition of forced or compulsory labour for the benefit of private individuals, companies or associations.

2. Where such forced or compulsory labour for the benefit of private individuals, companies or associations exists at the date on which a Member's ratification of this Convention is registered by the Director-General of the International Labour Office, the Member shall completely suppress such forced or compulsory labour from the date on which this Convention comes into force for that Member.

Article 5

1. No concession granted to private individuals, companies or associations shall involve any form of forced or compulsory labour for the production or the collection of products which such private individuals, companies or associations utilise or in which they trade.

2. Where concessions exist containing provisions involving such forced or compulsory labour, such provisions shall be rescinded as soon as possible, in order to comply with Article 1 of this Convention.

Article 6

*30 Officials of the administration, even when they have the duty of encouraging the populations under their charge to engage in some form of labour, shall not put constraint upon the said populations or upon any individual members thereof to work for private individuals, companies or associations.

Article 7

1. Chiefs who do not exercise administrative functions shall not have recourse to forced or compulsory labour.

2. Chiefs who exercise administrative functions may, with the express permission of the competent authority, have recourse to forced or compulsory labour, subject to the provisions of Article 10 of this Convention.

3. Chiefs who are duly recognised and who do not receive adequate remuneration in other forms may have the enjoyment of personal services, subject to due regulation and provided that all necessary measures are taken to prevent abuses.

Article 8

1. The responsibility for every decision to have recourse to forced or compulsory labour shall rest with the highest civil authority in the territory concerned.

2. Nevertheless, that authority may delegate powers to the highest local authorities to exact forced or compulsory labour which does not involve the removal of the workers from their place of habitual residence. That authority may also delegate, for such periods and subject to such conditions as may be laid down in the regulations provided for in Article 23 of this Convention, powers to the highest local authorities to exact forced or compulsory labour which involves the removal of the workers from their place of habitual residence for the purpose of facilitating the movement of officials of the administration, when on duty, and for the transport of Government stores.

Article 9

Except as otherwise provided for in Article 10 of this Convention, any authority competent to exact forced or compulsory labour shall, before deciding to have recourse to such labour, satisfy itself--

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do work or render the service;

(b) that the work or service is of present or imminent necessity;

(c) that it has been impossible to obtain voluntary labour for carrying out the work or rendering the service by the offer of rates of wages and conditions of labour not less favourable than those prevailing in the area concerned for similar work or service; and

(d) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work.

Article 10

1. Forced or compulsory labour exacted as a tax and forced or compulsory labour to which recourse is had for the execution of public works by chiefs who exercise administrative functions shall be progressively abolished.

2. Meanwhile, where forced or compulsory labour is exacted as a tax, and where recourse is had to forced or compulsory labour for the execution of public works by chiefs who exercise administrative functions, the authority concerned shall first satisfy itself--

***31** (a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do the work or render the service;

(b) that the work or the service is of present or imminent necessity;

(c) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work;

(d) that the work or service will not entail the removal of the workers from their place of habitual residence;

(e) that the execution of the work or the rendering of the service will be directed in accordance with the exigencies of religion, social life and agriculture.

Article 11

1. Only adult able-bodied males who are of an apparent age of not less than 18 and not more than 45 years may be called upon for forced or compulsory labour. Except in respect of the kinds of labour provided for in Article 10 of this Convention, the following limitations and conditions shall apply:

(a) whenever possible prior determination by a medical officer appointed by the administration that the persons concerned are not suffering from any infectious or contagious disease and that they are physically fit for the work required and for the conditions under which it is to be carried out;

(b) exemption of school teachersand pupils and officials of the administration in general;

(c) the maintenance in each community of the number of adult able-bodied men indispensable for family and social life;

(d) respect for conjugal and family ties.

2. For the purposes of subparagraph (c) of the preceding paragraph, the regulations provided for in Article 23 of this Convention shall fix the proportion of the resident adult able-bodied males who may be taken at any one time for forced or compulsory labour, provided always that this proportion shall in no case exceed

25 per cent. In fixing this proportion the competent authority shall take account of the density of the population, of its social and physical development, of the seasons, and of the work which must be done by the persons concerned on their own behalf in their locality, and, generally, shall have regard to the economic and social necessities of the normal life of the community concerned.

Article 12

1. The maximum period for which any person may be taken for forced or compulsory labour of all kinds in any one period of twelve months shall not exceed sixty days, including the time spent in going to and from the place of work.

2. Every person from whom forced or compulsory labour is exacted shall be furnished with a certificate indicating the periods of such labour which he has completed.

Article 13

1. The normal working hours of any person from whom forced or compulsory labour is exacted shall be the same as those prevailing in the case of voluntary labour, and the hours worked in excess of the normal working hours shall be remunerated at the rates prevailing in the case of overtime for voluntary labour.

***32** 2. A weekly day of rest shall be granted to all persons from whom forced or compulsory labour of any kind is exacted and this day shall coincide as far as possible with the day fixed by tradition or custom in the territories or regions concerned.

Article 14

1. With the exception of the forced or compulsory labour provided for in Article 10 of this Convention, forced or compulsory labour of all kinds shall be remunerated in cash at rates not less than those prevailing for similar kinds of work either in the district in which the labour is employed or in the district from which the labour is recruited, whichever may be the higher.

2. In the case of labour to which recourse is had by chiefs in the exercise of their administrative functions, payment of wages in accordance with the provisions of the preceding paragraph shall be introduced as soon as possible. 3. The wages shall be paid to each worker individually and not to his tribal chief or to any other authority.

4. For the purpose of payment of wages the days spent in travelling to and from the place of work shall be counted as working days.

5. Nothing in this Article shall prevent ordinary rations being given as a part of wages, such rations to be at least equivalent in value to the money payment they are taken to represent, but deductions from wages shall not be made either for the payment of taxes or for special food, clothing or accommodation supplied to a worker for the purpose of maintaining him in a fit condition to carry on his work under the special conditions of any employment, or for the supply of tools.

Article 15

1. Any laws or regulations relating to workmen's compensation for accidents or sickness arising out of the employment of the worker and any laws or regulations providing compensation for the dependants of deceased or incapacitated workers which are or shall be in force in the territory concerned shall be equally applicable to persons from whom forced or compulsory labour is exacted and to voluntary workers.

2. In any case it shall be an obligation on any authority employing any worker on forced or compulsory labour to ensure the subsistence of any such worker who, by accident or sickness arising out of his employment, is rendered wholly or partially incapable of providing for himself, and to take measures to ensure the maintenance of any persons actually dependent upon such a worker in the event of his incapacity or decease arising out of his employment.

Article 16

1. Except in cases of special necessity, persons from whom forced or compulsory labour is exacted shall not be transferred to districts where the food and climate differ so considerably from those to which they have been accustomed as to endanger their health.

2. In no case shall the transfer of such workers be permitted unless all measures relating to hygiene and accommodation which are necessary to adapt such workers to the conditions and to safeguard their health can be strictly applied.

***33** 3. When such transfer cannot be avoided, measures of gradual habituation to the new conditions of diet and of climate shall be adopted on competent medical advice.

4. In cases where such workers are required to perform regular work to which they are not accustomed, measures shall be taken to ensure their habituation to it, especially as regards progressive training, the hours of work and the provision of rest intervals, and any increase or amelioration of diet which may be necessary.

Article 17

Before permitting recourse to forced or compulsory labour for works of construction or maintenance which entail the workers remaining at the workplaces for considerable periods, the competent authority shall satisfy itself--

(1) that all necessary measures are taken to safeguard the health of the workers and to guarantee the necessary medical care, and, in particular, (a) that the workers are medically examined before commencing the work and at fixed intervals during the period of service, (b) that there is an adequate medical staff, provided with the dispensaries, infirmaries, hospitals and equipment necessary to meet all requirements, and (c) that the sanitary conditions of the workplaces, the supply of drinking water, food, fuel, and cooking utensils, and, where necessary, of housing and clothing, are satisfactory;

(2) that definite arrangements are made to ensure the subsistence of the families of the workers, in particular by facilitating the remittance, by a safe method, of part of the wages to the family, at the request or with the consent of the workers;

(3) that the journeys of the workers to and from the work-places are made at the expense and under the responsibility of the administration, which shall facilitate such journeys by making the fullest use of all available means of transport;

(4) that, in case of illness or accident causing incapacity to work of a certain duration, the worker is repatriated at the expense of the administration;

(5) that any worker who may wish to remain as a voluntary worker at the end of his period of forced or compulsory labour is permitted to do so without, for a period of two years, losing his right to repatriation free of expense to himself.

Article 18

1. Forced or compulsory labour for the transport of persons or goods, such as the labour of porters or boatmen, shall be abolished within the shortest possible period. Meanwhile the competent authority shall promulgate regulations determining, inter alia, (a) that such labour shall only be employed for the purpose of facilitating the movement of officials of the administration, when on duty, or for the transport of Government stores, or, in cases of very urgent necessity, the transport of persons other than officials, (b) that the workers so employed shall be medically certified to be physically fit, where medical examination is possible, and that where such medical examination is not practicable the person employing such workers shall be held responsible for ensuring that they are physically fit and not suffering from any infectious or contagious disease, (c) the maximum load which these workers may carry, (d) the maximum distance from their homes to which they may be taken, (e) the maximum number of days per month or other period for which they may be taken, including the days spent in returning to their homes, and (f) the persons entitled to demand this form of forced or compulsory labour and the extent to which they are entitled to demand it.

***34** 2. In fixing the maxima referred to under (c), (d) and (e) in the foregoing paragraph, the competent authority shall have regard to all relevant factors, including the physical development of the population from which the workers are recruited, the nature of the country through which they must travel and the climatic conditions.

3. The competent authority shall further provide that the normal daily journey of such workers shall not exceed a distance corresponding to an average working day of eight hours, it being understood that account shall be taken not only of the weight to be carried and the distance to be covered, but also of the nature of the road, the season and all other relevant factors, and that, where hours of journey in excess of the normal daily journey are exacted, they shall be remunerated at rates higher than the normal rates.

Article 19

1. The competent authority shall only authorise recourse to compulsory cultivation as a method of precaution against famine or a deficiency of food supplies and

always under the condition that the food or produce shall remain the property of the individuals or the community producing it.

2. Nothing in this Article shall be construed as abrogating the obligation on members of a community, where production is organised on a communal basis by virtue of law or custom and where the produce or any profit accruing from the sale thereof remain the property of the community, to perform the work demanded by the community by virtue of law or custom.

Article 20

Collective punishment laws under which a community may be punished for crimes committed by any of its members shall not contain provisions for forced or compulsory labour by the community as one of the methods of punishment.

Article 21

Forced or compulsory labour shall not be used for work underground in mines.

Article 22

The annual reports that Members which ratify this Convention agree to make to the International Labour Office, pursuant to the provisions of article 22 of the Constitution of the International Labour Organisation, on the measures they have taken to give effect to the provisions of this Convention, shall contain as full information as possible, in respect of each territory concerned, regarding the extent to which recourse has been had to forced or compulsory labour in that territory, the purposes for which it has been employed, the sickness and death rates, hours of work, methods of payment of wages and rates of wages, and any other relevant information.

Article 23

1. To give effect to the provisions of this Convention the competent authority shall issue complete and precise regulations governing the use of forced or compulsory labour.

2. These regulations shall contain, inter alia, rules permitting any person from whom forced or compulsory labour is exacted to forward all complaints relative to the conditions of labour to the authorities and ensuring that such complaints will be examined and taken into consideration.

Article 24

***35** Adequate measures shall in all cases be taken to ensure that the regulations governing the employment of forced or compulsory labour are strictly applied, either by extending the duties of any existing labour inspectorate which has been established for the inspection of voluntary labour to cover the inspection of forced or compulsory labour or in some other appropriate manner. Measures shall also be taken to ensure that the regulations are brought to the knowledge of persons from whom such labour is exacted.

Article 25

The illegal exaction of forced or compulsory labour shall be punishable as a penal offence, and it shall be an obligation on any Member ratifying this Convention to ensure that the penalties imposed by law are really adequate and are strictly enforced.

Article 26

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to apply it to the territories placed under its sovereignty, jurisdiction, protection, suzerainty, tutelage or authority, so far as it has the right to accept obligations affecting matters of internal jurisdiction; provided that, if such Member may desire to take advantage of the provisions of article 35 of the Constitution of the International Labour Organisation, it shall append to its ratification a declaration stating--

(1) the territories to which it intends to apply the provisions of this Convention without modification;

(2) the territories to which it intends to apply the provisions of this Convention with modifications, together with details of the said modifications;

(3) the territories in respect of which it reserves its decision.

2. The aforesaid declaration shall be deemed to be an integral part of the ratification and shall have the force of ratification. It shall be open to any Member, by a subsequent declaration, to cancel in whole or in part the reservations made, in pursuance of the provisions of subparagraphs (2) and (3) of this Article, in the original declaration.

Article 27

The formal ratifications of this Convention under the conditions set forth in the Constitution of the International Labour Organisation shall be communicated to the Director-General of the International Labour Office for Registration.

Article 28

1. This Convention shall be binding only upon those Members whose ratifications have been registered with the International Labour Office.

2. It shall come into force twelve months after the date on which the ratifications of two members of the International Labour Organisation have been

registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 29

As soon as the ratifications of two Members of the International Labour Organisation have been registered with the International Labour Office, the Director-General of the International Labour Office shall so notify all the Members of the International Labour Organisation. He shall likewise notify them of the registration of ratifications which may be communicated subsequently by other Members of the Organisation.

Article 30

***36** 1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered with the International Labour Office.

2. Each member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of five years and, thereafter, may denounce this Convention at the expiration of each period of five years under the terms provided for in this Article.

Article 31

At the expiration of each period of five years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall consider the desirability of placing on the agenda ofthe Conference the question of its revision in whole or in part.

Article 32

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, the ratification by a Member of the new revising Convention shall ipso jure involve denunciation of this Convention without any requirement of delay, notwithstanding the provisions of Article 30 above, if and when the new revising Convention shall have come into force.

2. As from the date of the coming into force of the new revising Convention, the present Convention shall cease to be open to ratification by the Members.

3. Nevertheless, this Convention shall remain in force in its actual form and

content for those Members which have ratified it but have not ratified the revising convention.

Article 33

The French and English texts of this Convention shall both be authentic.

Cross references

Constitution: 22:article 22 of the Constitution of the International Labour Organisation

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

C105 Abolition of Forced Labour Convention, 1957

Convention concerning the Abolition of Forced Labour (Note: Date of coming into force: 17:01:1959.)

Convention:C105

Place:Geneva

Session of the Conference:40

Date of adoption:25:06:1957

See the ratifications for this Convention

Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fortieth Session on 5 June 1957, and

Having considered the question of forced labour, which is the fourth item on the agenda of the session, and

Having noted the provisions of the Forced Labour Convention, 1930, and

***37** Having noted that the Slavery Convention, 1926, provides that all necessary measures shall be taken to prevent compulsory or forced labour from developing into conditions analogous to slavery and that the Supplementary Convention on the Abolition of Slavery, the Slave Trade and Institutions and Practices Similar to Slavery, 1956, provides for the complete abolition of debt bondage and serfdom, and

Having noted that the Protection of Wages Convention, 1949, provides that wages shall be paid regularly and prohibits methods of payment which deprive the worker of a genuine possibility of terminating his employment, and

Having decided upon the adoption of further proposals with regard to the abolition of certain forms of forced or compulsory labour constituting a violation of the rights of man referred to in the Charter of the United Nations and enunciated by the Universal Declaration of Human Rights, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-fifth day of June of the year one thousand nine hundred and fifty-seven, the following Convention, which may be cited as the Abolition of Forced Labour Convention, 1957:

Article 1

Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress and not to make use of any form of forced or compulsory labour--

(a) as a means of political coercion or education or as a punishment for holding or expressing political views or views ideologically opposed to the established political, social or economic system;

(b) as a method of mobilising and using labour for purposes of economic development;

(c) as a means of labour discipline;

(d) as a punishment for having participated in strikes;

(e) as a means of racial, social, national or religious discrimination.

Article 2

Each Member of the International Labour Organisation which ratifies this Convention undertakes to take effective measures to secure the immediate and complete abolition of forced or compulsory labour as specified in Article 1 of this Convention.

Article 3

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 4

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 5

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

***38** 2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 6

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 7

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 8

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 9

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 5 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 10

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C029 Forced Labour Convention, 1930

Conventions: C095 Protection of Wages Convention, 1949

C138 Minimum Age Convention, 1973

Convention concerning Minimum Age for Admission to Employment (Note: Date of coming into force: 19:06:1976.)

Convention:C138

Place:Geneva

Session of the Conference:58

Date of adoption:26:06:1973

See the ratifications for this Convention

Display the document in: French Spanish

***39** The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-eighth Session on 6 June 1973, and

Having decided upon the adoption of certain proposals with regard to minimum age for admission to employment, which is the fourth item on the agenda of the session, and

Noting the terms of the Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, the Minimum Age (Trimmers and Stokers) Convention, 1921, the Minimum Age (Non- Industrial Employment) Convention, 1932, the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, and the Minimum Age (Underground Work) Convention, 1965, and

Considering that the time has come to establish a general instrument on the subject, which would gradually replace the existing ones applicable to limited economic sectors, with a view to achieving the total abolition of child labour, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-sixth day of June of the year one thousand nine hundred and seventy-three, the following Convention, which may be cited as the Minimum Age Convention, 1973:

Article 1

Each Member for which this Convention is in force undertakes to pursue a national policy designed to ensure the effective abolition of child labour and to raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons.

Article 2

1. Each Member which ratifies this Convention shall specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory and on means of transport registered in its territory; subject to Articles 4 to 8 of this Convention, no one under that age shall be admitted to employment or work in any occupation.

2. Each Member which has ratified this Convention may subsequently notify the Director-General of the International Labour Office, by further declarations, that it specifies a minimum age higher than that previously specified.

3. The minimum age specified in pursuance of paragraph 1 of this Article shall not be less than the age of completion of compulsory schooling and, in any case, shall not be less than 15 years.

4. Notwithstanding the provisions of paragraph 3 of this Article, a Member whose economy and educational facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially specify a minimum age of 14 years.

5. Each Member which has specified a minimum age of 14 years in pursuance of the

provisions of the preceding paragraph shall include in its reports on the application of this Convention submitted under article 22 of the constitution of the International Labour Organisation a statement--

*40 (a) that its reason for doing so subsists; or

(b) that it renounces its right to avail itself of the provisions in question as from a stated date.

Article 3

1. The minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardise the health, safety or morals of young persons shall not be less than 18 years.

2. The types of employment or work to which paragraph 1 of this Article applies shall be determined by national laws or regulations or by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist.

3. Notwithstanding the provisions of paragraph 1 of this Article, national laws or regulations or the competent authority may, after consultation with the organisations of employers and workers concerned, where such exist, authorise employment or work as from the age of 16 years on condition that the health, safety and morals of the young persons concerned are fully protected and that the young persons have received adequate specific instruction or vocational training in the relevant branch of activity.

Article 4

1. In so far as necessary, the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, may exclude from the application of this Convention limited categories of employment or work in respect of which special and substantial problems of application arise.

2. Each Member which ratifies this Convention shall list in its first report on the application of the Convention submitted under article 22 of the Constitution of the International Labour Organisation any categories which may have been excluded in pursuance of paragraph 1 of this Article, giving the reasons for such exclusion, and shall state in subsequent reports the position of its law and practice in respect of the categories excluded and the extent to which effect has been given or is proposed to be given to the Convention in respect of such categories.

3. Employment or work covered by Article 3 of this Convention shall not be excluded from the application of the Convention in pursuance of this Article.

Article 5

1. A Member whose economy and administrative facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially limit the scope of application of this

Convention.

2. Each Member which avails itself of the provisions of paragraph 1 of this Article shall specify, in a declaration appended to its ratification, the branches of economic activity or types of undertakings to which it will apply the provisions of the Convention.

3. The provisions of the Convention shall be applicable as a minimum to the following: mining and quarrying; manufacturing; construction; electricity, gas and water; sanitary services; transport, storage and communication; and plantations and other agricultural undertakings mainly producing for commercial purposes, but excluding family and small-scale holdings producing for local consumption and not regularly employing hired workers.

***41** 4. Any Member which has limited the scope of application of this Convention in pursuance of this Article--

(a) shall indicate in its reports under article 22 of the Constitution of the International Labour Organisation the general position as regards the employment or work of young persons and children in the branches of activity which are excluded from the scope of application of this Convention and any progress which may have been made towards wider application of the provisions of the Convention;

(b) may at any time formally extend the scope of application by a declaration addressed to the Director-General of the International Labour Office.

Article 6

This Convention does not apply to work done by children and young persons in schools for general, vocational or technical education or in other training institutions, or to work done by persons at least 14 years of age in undertakings, where such work is carried out in accordance with conditions prescribed by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, and is an integral part of--

(a) a course of education or training for which a school or training institution is primarily responsible;

(b) a programmeof training mainly or entirely in an undertaking, which programme has been approved by the competent authority; or

(c) a programme of guidance or orientation designed to facilitate the choice of an occupation or of a line of training.

Article 7

1. National laws or regulations may permit the employment or work of persons 13 to 15 years of age on light work which is--

(a) not likely to be harmful to their health or development; and

(b) not such as to prejudice their attendance at school, their participation in vocational orientation or training programmes approved by the competent authority or their capacity to benefit from the instruction received.

2. National laws or regulations may also permit the employment or work of persons who are at least 15 years of age but have not yet completed their compulsory schooling on work which meets the requirements set forth in sub- paragraphs (a) and (b) of paragraph 1 of this Article.

3. The competent authority shall determine the activities in which employment or work may be permitted under paragraphs 1 and 2 of this Article and shall prescribe the number of hours during which and the conditions in which such employment or work may be undertaken.

4. Notwithstanding the provisions of paragraphs 1 and 2 of this Article, a Member which has availed itself of the provisions of paragraph 4 of Article 2 may, for as long as it continues to do so, substitute the ages 12 and 14 for the ages 13 and 15 in paragraph 1 and the age 14 for the age 15 in paragraph 2 of this Article.

Article 8

1. After consultation with the organisations of employers and workers concerned, where such exist, the competent authority may, by permits granted in individual cases, allow exceptions to the prohibition of employment or work provided for in Article 2 of this Convention, for such purposes as participation in artistic performances.

***42** 2. Permits so granted shall limit the number of hours during which and prescribe the conditions in which employment or work is allowed.

Article 9

1. All necessary measures, including the provision of appropriate penalties, shall be taken by the competent authority to ensure the effective enforcement of the provisions of this Convention.

2. National laws or regulations or the competent authority shall define the persons responsible for compliance with the provisions giving effect to the Convention.

3. National laws or regulations or the competent authority shall prescribe the registers or other documents which shall be kept and made available by the employer; such registers or documents shall contain the names and ages or dates of birth, duly certified wherever possible, of persons whom he employs or who work for him and who are less than 18 years of age.

Article 10

1. This Convention revises, on the terms set forth in this Article, the Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, the Minimum Age (Trimmers and Stokers) Convention, 1921, the Minimum Age (Non-Industrial Employment) Convention, 1932, the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention

(Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, and the Minimum Age (Underground Work) Convention, 1965.

2. The coming into force of this Convention shall not close the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, or the Minimum Age (Underground Work) Convention, 1965, to further ratification.

3. The Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, and the Minimum Age (Trimmers and Stokers) Convention, 1921, shall be closed to further ratification when all the parties thereto have consented to such closing by ratification of this Convention or by a declaration communicated to the Director-General of the International Labour Office.

4. When the obligations of this Convention are accepted--

(a) by a Member which is a party to the Minimum Age (Industry) Convention (Revised), 1937, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(b) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention, 1932, by a Member which is a party to that Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(c) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, by a Member which is a party to that Convention, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention,

***43** (d) in respect of maritime employment, by a Member which is a party to the Minimum Age (Sea) Convention (Revised), 1936, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to maritime employment, this shall ipso jure involve the immediate denunciation of that Convention,

(e) in respect of employment in maritime fishing, by a Member which is a party to the Minimum Age (Fishermen) Convention, 1959, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to employment in maritime fishing, this shall ipso jure involve the immediate denunciation of that Convention,

(f) by a Member which is a party to the Minimum Age (Underground Work) Convention, 1965, and a minimum age of not less than the age specified in pursuance of that Convention is specified in pursuance of Article 2 of this Convention or the Member specifies that such an age applies to employment underground in mines in virtue of Article 3 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention, if and when this Convention shall have come into force.

5. Acceptance of the obligations of this Convention--

(a) shall involve the denunciation of the Minimum Age (Industry) Convention, 1919, in accordance with Article 12 thereof,

(b) in respect of agriculture shall involve the denunciation of the Minimum Age (Agriculture) Convention, 1921, in accordance with Article 9 thereof,

(c) in respect of maritime employment shall involve the denunciation of the Minimum Age (Sea) Convention, 1920, in accordance with Article 10 thereof, and of the Minimum Age (Trimmers and Stokers) Convention, 1921, in accordance with Article 12 thereof, if and when this Convention shall have come into force.

Article 11

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 12

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 13

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 14

***44** 1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the

Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 15

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 16

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 17

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 13 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 18

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C005 Minimum Age (Industry) Convention, 1919

Conventions: C007 Minimum Age (Sea) Convention, 1920

Conventions: C010 Minimum Age (Agriculture) Convention, 1921

Conventions: C015 Minimum Age (Trimmers and Stokers) Convention, 1921

Conventions: C033 Minimum Age (Non-Industrial Employment) Convention, 1932

Conventions: C058 Minimum Age (Sea) Convention Revised), 1936

Conventions: C059 Minimum Age (Industry) Convention Revised), 1937

Conventions: C060 Minimum Age (Non-Industrial Employment) Convention Revised), 1937

Conventions: C112 Minimum Age (Fishermen) Convention, 1959

Conventions: C123 Minimum Age (Underground Work) Convention, 1965

Constitution: 22:article 22 of the constitution of the International Labour Organisation

Revised: C005 This Convention revises the Minimum Age (Industry) Convention, 1919

***45** Revised: C007 This Convention revises the Minimum Age (Sea) Convention, 1920

Revised: C010 This Convention revises the Minimum Age (Agriculture) Convention 1921

Revised: C015 This Convention revises the Minimum Age (Trimmers and Stokers) Convention, 1921

Revised: C033 This Convention revises the Minimum Age (Non-Industrial Employment) Convention, 1932

Revised: C058 This Convention revises the Minimum Age (Sea) Convention (Revised), 1936

Revised: C059 This Convention revises the Minimum Age (Industry) Convention (Revised), 1937

Revised: C060 This Convention revises the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937

Revised: C112 This Convention revises the Minimum Age (Fishermen) Convention, 1959

Revised: C123 This Convention revises the Minimum Age (Underground Work) Convention, 1965

Exhibit D

International Labor Organization Conventions

http://www.ilo.org (visited Jan. 25, 2002)

C1	Hours of Work (Industry) Convention, 1919
C2	Unemployment Convention, 1919
C3	Maternity Protection Convention, 1919
C4	Night Work (Women) Convention, 1919
C5	Minimum Age (Industry) Convention, 1919
C6	Night Work of Young Persons (Industry) Convention, 1919
C7	Minimum Age (Sea) Convention, 1920
C8	Unemployment Indemnity (Shipwreck) Convention, 1920
C9	Placing of Seamen Convention, 1920
C10	Minimum Age (Agriculture) Convention, 1921
C11	Right of Association (Agriculture) Convention, 1921
C12	Workmen's Compensation (Agriculture) Convention, 1921
C13	White Lead (Painting) Convention, 1921
C14	Weekly Rest (Industry) Convention, 1921
(C15)	Minimum Age (Trimmers and Stokers) Convention, 1921
C16	Medical Examination of Young Persons (Sea) Convention, 1921
C17	Workmen's Compensation (Accidents) Convention, 1925
C18	Workmen's Compensation (Occupational Diseases) Convention, 1925
C19	Equality of Treatment (Accident Compensation) Convention, 1925
(C20)	Night Work (Bakeries) Convention, 1925
(C21)	Inspection of Emigrants Convention, 1926
C22	Seamen's Articles of Agreement Convention, 1926
C23	Repatriation of Seamen Convention, 1926
C24	Sickness Insurance (Industry) Convention, 1927
C25	Sickness Insurance (Agriculture) Convention, 1927
C26	Minimum Wage-Fixing Machinery Convention, 1928
C27	Marking of Weight (Packages Transported by Vessels) Convention, 1929
(C28)	Protection against Accidents (Dockers) Convention, 1929

C29 Forced Labour Convention, 1930

C30 Hours of Work (Commerce and Offices) Convention, 1930

(C31) Hours of Work (Coal Mines) Convention, 1931

C32 Protection against Accidents (Dockers) Convention (Revised), 1932

C33 Minimum Age (Non-Industrial Employment) Convention, 1932

(C34) Fee-Charging Employment Agencies Convention, 1933

(C35) Old-Age Insurance (Industry, etc.) Convention, 1933

(C36) Old-Age Insurance (Agriculture) Convention, 1933

(C37) Invalidity Insurance (Industry, etc.) Convention, 1933

(C38) Invalidity Insurance (Agriculture) Convention, 1933

(C39) Survivors' Insurance (Industry, etc.) Convention, 1933

(C40) Survivors' Insurance (Agriculture) Convention, 1933

C41 Night Work (Women) Convention (Revised), 1934

C42 Workmen's Compensation (Occupational Diseases) Convention (Revised), 1934

(C43) Sheet-Glass Works Convention, 1934

C44 Unemployment Provision Convention, 1934

C45 Underground Work (Women) Convention, 1935

(C46) Hours of Work (Coal Mines) Convention (Revised), 1935

C47 Forty-Hour Week Convention, 1935

(C48) Maintenance of Migrants' Pension Rights Convention, 1935

(C49) Reduction of Hours of Work (Glass-Bottle Works) Convention, 1935

(C50) Recruiting of Indigenous Workers Convention, 1936

(C51) Reduction of Hours of Work (Public Works Convention), 1936

C52 Holidays with Pay Convention, 1936

C53 Officers' Competency Certificates Convention, 1936

C54 Holidays with Pay (Sea Convention, 1936

C55 Shipowners' Liability (Sick and Injured Seamen Convention, 1936

C56 Sickness Insurance (Sea Convention, 1936

C57	Hours of Work and Manning (Sea Convention, 1936
C58	Minimum Age (Sea Convention (Revised), 1936
C59	Minimum Age (Industry Convention (Revised), 1937
(C60)	Minimum Age (Non-Industrial Employment Convention (Revised)), 1937
(C61)	Reduction of Hours of Work (Textiles Convention), 1937
C62	Safety Provisions (Building Convention), 1937
C63	Convention concerning Statistics of Wages and Hours of Work, 1938
(C64)	Contracts of Employment (Indigenous Workers Convention), 1939
(C65)	Penal Sanctions (Indigenous Workers Convention), 1939
(C66)	Migration for Employment Convention, 1939
(C67)	Hours of Work and Rest Periods (Road Transport Convention), 1939
C68	Food and Catering (Ships' Crews Convention), 1946
C69	Certification of Ships' Cooks Convention, 1946
C70	Social Security (Seafarers Convention), 1946
C71	Seafarers' Pensions Convention, 1946
C72	Paid Vacations (Seafarers Convention), 1946
C73	Medical Examination (Seafarers Convention), 1946
C74	Certification of Able Seamen Convention, 1946
C75	Accommodation of Crews Convention, 1946
C76	Wages, Hours of Work and Manning (Sea Convention), 1946
C77	Medical Examination of Young Persons (Industry Convention), 1946
C78	Medical Examination of Young Persons (Non-Industrial Occupations Convention), 1946
C79	Night Work of Young Persons (Non-Industrial Occupations Convention), 1946
C80	Final Articles Revision Convention, 1946
C81	Labour Inspection Convention, 1947
P81	Protocol of 1995 to the Labour Inspection Convention, 1947
C82	Social Policy (Non-Metropolitan Territories Convention, 1947

C83 Labour Standards (Non-Metropolitan Territories Convention), 1947

C84 Right of Association (Non-Metropolitan Territories Convention), 1947

C85 Labour Inspectorates (Non-Metropolitan Territories Convention), 1947

(C86) Contracts of Employment (Indigenous Workers Convention), 1947

C87 Freedom of Association and Protection of the Right to Organise Convention, 1948

C88 Employment Service Convention, 1948

C89 Night Work (Women Convention (Revised)), 1948

P89 Protocol to the Night Work (Women Convention (Revised)), 1948

C90 Night Work of Young Persons (Industry Convention (Revised)), 1948

(C91) Paid Vacations (Seafarers Convention (Revised)), 1949

C92 Accommodation of Crews Convention (Revised), 1949

C93 Wages, Hours of Work and Manning (Sea Convention (Revised)), 1949

C94 Labour Clauses (Public Contracts Convention), 1949

C95 Protection of Wages Convention, 1949

C96 Fee-Charging Employment Agencies Convention (Revised), 1949

C97 Migration for Employment Convention (Revised), 1949

C98 Right to Organise and Collective Bargaining Convention, 1949

C99 Minimum Wage Fixing Machinery (Agriculture Convention), 1951

C100 Equal Remuneration Convention, 1951

C101 Holidays with Pay (Agriculture Convention), 1952

C102 Social Security (Minimum Standards Convention), 1952

C103 Maternity Protection Convention (Revised), 1952

(C104) Abolition of Penal Sanctions (Indigenous Workers Convention), 1955

C105 Abolition of Forced Labour Convention, 1957

C106 Weekly Rest (Commerce and Offices Convention), 1957

C107 Indigenous and Tribal Populations Convention, 1957

C108 Seafarers' Identity Documents Convention, 1958

C109 Wages, Hours of Work and Manning (Sea Convention (Revised)), 1958

C110 Plantations Convention, 1958

P110 Protocol to the Plantations Convention, 1958

C111 Discrimination (Employment and Occupation Convention), 1958

C112 Minimum Age (Fishermen Convention), 1959

C113 Medical Examination (Fishermen Convention), 1959

C114 Fishermen's Articles of Agreement Convention, 1959

C115 Radiation Protection Convention, 1960

C116 Final Articles Revision Convention, 1961

C117 Social Policy (Basic Aims and Standards Convention), 1962

C118 Equality of Treatment (Social Security Convention), 1962

C119 Guarding of Machinery Convention, 1963

C120 Hygiene (Commerce and Offices Convention), 1964

C121 Employment Injury Benefits Convention, 1964

C122 Employment Policy Convention, 1964

C123 Minimum Age (Underground Work Convention), 1965

C124 Medical Examination of Young Persons (Underground Work Convention), 1965

C125 Fishermen's Competency Certificates Convention, 1966

C126 Accommodation of Crews (Fishermen Convention), 1966

C127 Maximum Weight Convention, 1967

C128 Invalidity, Old-Age and Survivors' Benefits Convention, 1967

C129 Labour Inspection (Agriculture Convention), 1969

C130 Medical Care and Sickness Benefits Convention, 1969

C131 Minimum Wage Fixing Convention, 1970

C132 Holidays with Pay Convention (Revised), 1970

C133 Accommodation of Crews (Supplementary Provisions Convention), 1970

C134 Prevention of Accidents (Seafarers Convention), 1970

C135 Workers' Representatives Convention, 1971

C136 Benzene Convention, 1971

C137 Dock Work Convention, 1973

C138 Minimum Age Convention, 1973

C139 Occupational Cancer Convention, 1974

C140 Paid Educational Leave Convention, 1974

C141 Rural Workers' Organisations Convention, 1975

C142 Human Resources Development Convention, 1975

C143 Migrant Workers (Supplementary Provisions Convention), 1975

C144 Tripartite Consultation (International Labour Standards Convention), 1976

C145 Continuity of Employment (Seafarers Convention), 1976

C146 Seafarers' Annual Leave with Pay Convention, 1976

C147 Merchant Shipping (Minimum Standards Convention), 1976

P147 Protocol of 1996 to the Merchant Shipping (Minimum Standards Convention), 1976

C148 Working Environment (Air Pollution, Noise and Vibration Convention), 1977

C149 Nursing Personnel Convention, 1977

C150 Labour Administration Convention, 1978

C151 Labour Relations (Public Service Convention), 1978

C152 Occupational Safety and Health (Dock Work Convention), 1979

C153 Hours of Work and Rest Periods (Road Transport Convention), 1979

C154 Collective Bargaining Convention, 1981

C155 Occupational Safety and Health Convention, 1981

C156 Workers with Family Responsibilities Convention, 1981

C157 Maintenance of Social Security Rights Convention, 1982

C158 Termination of Employment Convention, 1982

C159 Vocational Rehabilitation and Employment (Disabled Persons Convention), 1983

C160 Labour Statistics Convention, 1985

C161 Occupational Health Services Convention, 1985

C162 Asbestos Convention, 1986

C163	Seafarers' Welfare Convention, 1987
C164	Health Protection and Medical Care (Seafarers Convention), 1987
C165	Social Security (Seafarers Convention (Revised)), 1987
C166	Repatriation of Seafarers Convention (Revised), 1987
C167	Safety and Health in Construction Convention, 1988
C168	Employment Promotion and Protection against Unemployment Convention, 1988
C169	Indigenous and Tribal Peoples Convention, 1989
C170	Chemicals Convention, 1990
C171	Night Work Convention, 1990
C172	Working Conditions (Hotels and Restaurants Convention), 1991
C173	Protection of Workers' Claims (Employer's Insolvency Convention), 1992
C174	Prevention of Major Industrial Accidents Convention, 1993
C175	Part-Time Work Convention, 1994
C176	Safety and Health in Mines Convention, 1995
C177	Home Work Convention, 1996
C178	Labour Inspection (Seafarers Convention), 1996
C179	Recruitment and Placement of Seafarers Convention, 1996
C180	Seafarers' Hours of Work and the Manning of Ships Convention, 1996
C181	Private Employment Agencies Convention, 1997
C182	Worst Forms of Child Labour Convention, 1999
C183	Maternity Protection Convention, 2000
C184	Safety and Health in Agriculture Convention, 2001

LETTER TO SEC

March 5, 2002

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: TJX Companies, Inc.;

New York City Employees' Retirement System, New York City Teachers' Retirement

System, New York City Police Pension Fund, and the New York City Fire Department

Pension Fund Shareholder Proposal

To Whom It May Concern:
I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds") in response to the February 5, 2002 letter sent to the Securities and Exchange Commission on behalf of TJX Companies, Inc. ("TJX" or the "Company"). In that letter, TJX contends that the Funds' shareholder proposal (the "Proposal") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

TJX argues that the Proposal may be omitted under Rule 14a-8. I have reviewed the Proposal, the February 5, 2002 letter, and relevant Commission decisions. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the TJX 2002 Proxy Materials. Accordingly, the Funds respectfully request that the Division deny the relief that TJX seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses describe: (a) five internationally recognized ILO workers' rights standards relating to trade unions and collective bargaining, worker representation, discrimination, child, prison and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and hold its international suppliers to a code of conduct based on a limited number of specified human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Funds' Response

TJX has requested that the Division grant "no-action" relief pursuant to three provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(3), which prohibits proposals containing vague and indefinite and misleading statements; Rule 14a-8(i)(6), which denies a company authority to implement vague and indefinite proposals that are beyond a company's power to effectuate; and Rule 14a- 8(i)(7), which applies to proposals pertaining to a company's "ordinary business". Pursuant to Rule 14a-8(g), TJX bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, tomeet that burden.

A. The Proposal Is Not Vague, Indefinite, or Misleading And May Not Be Omitted Under Rule14a-8(i)(3).

(1) The Proposal is Readily Comprehendible

TJX argues the Proposal is vague, indefinite, and misleading and therefore the shareholders and the company will be unable to determine with reasonable certainty exactly what measures or actions the proposal requires. TJX specifically argues that shareholders will not understand the Proposal, particularly in light of the fact the ILO conventions were not summarized. TJX also argues that it is unclear what outside, independent monitoring means, and that their overseas operations are mischaracterized. In support of its request for "no action" relief, the Company has cobbled together a series of arguments and claims that the Proposal is vague and confusing and has cited as part of the Proposal numerous ILO conventions that are not part of the Proposal.

The Proposal is not vague and confusing or misleading. The Company underestimates the intelligence of shareholders by assuming that they will not be able to comprehend the concept and intent of the Proposal. The plain terms of the Proposal request the Company implement a code of conduct based solely on the five ILO human rights standards specifically referenced (with citation to the relevant Conventions), and to commit to outside independent monitoring for compliance. Because the Proposal does not ask the Company to ratify the ILO Conventions, there is no need for the conventions to be summarized. In fact, the Commission agreed the Proposal is clear and cannot be omitted on Rule 14a-8(i)(3) grounds, as it has recently allowed an identical proposal submitted by the New York City Employees' Retirement System and the New York City Teachers' Retirement System (two of the retirement systems submitting the Proposal at issue here) to be included in a proxy statement. See The Stride Rite Corporation (January 16, 2002). TJX failed to mention the Stride Rite decision in their letter. See also PPG Industries (where Staff declined to omit a virtually identical proposal to the Proposal at issue here under Rule 14a- 8(i)(3) grounds).

In Stride Rite, the company made virtually the same arguments TJX makes here. For example, the company argued (as TJX currently argues) that shareholders and the company would not know with reasonable certainty what would be required; the ILO conventions were not summarized; and outside independent monitoring was not adequately explained. This is untrue. For example, with respect to outside monitoring, the intent of the Proposal is indicated in the "whereas" clause that calls for "independent monitoring" by a "respected human rights" organization or "religious organizations." This gives the Company some latitude in selecting appropriate independent monitors. TJX executives are up to this task. If the language in the Proposal were more restrictive, TJX, as other companies have done in the past, might have argued that it was being "micro- managed." Stride Rite also went off on a tangent, as TJX does here, as it noted the fact that there are over 180 ILO conventions; cited the number of articles and pages all the conventions contain; cited conventions mentioned in the Proposal and then erroneously concluded what would be required if the Proposal was ratified; and opined that the ILO conventions were meant to be implemented on a national and international scale and not meant for individual companies. The Commission flatly rejected all of these arguments. The Funds ask the Commission to uphold Stride Rite and again reject these same arguments here. The Proposal, as evidenced by the SEC decision in Stride Rite, finds the right balance in guiding the companies in the area of human rights standards and independent monitoring for overseas suppliers.

It should be noted that many of TJX's arguments go to the merits of the Proposal and not to whether the Proposal can be excluded under Rule 14a-8. For example, according to TJX, the United States has ratified only one of the ILO conventions mentioned in the Proposal; this is totally irrelevant to whether the Proposal can be omitted as vague and confusing under Rule 14a8(i)(3) (note that the United States has actually ratified two of the Conventions mentioned in the Proposal). This and similar arguments made by TJX are inappropriate and should be made to the shareholders if the Commission rules the Proposal should be included in TJX's upcoming proxy upcoming statement.

TJX seeks to rely on a series of decisions issued in March 2001, in which the Staff declined to take action on a set of proposals that included the ambiguous language regarding the SA 8000 Social Accountability Standards. See, e.g., Revlon, Inc. (March 13, 2001); Kohls Corporation (March 13, 2001); H.J. Heinz Company (May 25, 2001); and TJX Companies (March 14, 2001). In TJX, the Commission was concerned with the "full implementation"of the SA 8000 Social Accountability Standards language. However, since this Proposal does not contain such language or any reference to the SA 8000 Social Accountability Standards, TJX and the cases cited above are inapplicable. Equally distinguishable is Ann Taylor Stores Corporation (March 13, 2001), in which the Staff granted "no action" relief concerning a proposal seeking to commit the company to "full implementation" of "these human rights standards."

Since the issue of human rights in overseas operations and suppliers/contractors of U.S. based companies is extremely important to the Funds, the Funds, after the New York City Teachers' Retirement System lost the Revlon case, in which the proposal contained the SA 8000 Social Accountability Standards, revised their proposal in order to better meet the standards of Rule 14a-8(i)(3). The Proposal the Funds have submitted here is quite different. The Proposal "request[s] that the company commit itself to a code of corporate conduct based on the aforementioned ILO human rights standards...." (emphasis added). The "based on" language gives the company leeway in adopting standards so the company cannot contend it is being micro-managed. The resolved clause refers to the five ILO principles when it states the "aforementioned ILO human rights standards". This was lacking in the prior proposal, as the resolved clause simply referred to the "aforementioned human rights standards" which meant the SA 8000 Social Accountability Standards, which were not listed in the proposal.

TJX further seeks to create unnecessary confusion by claiming the "whereas" clauses in the current Proposal are unclear. In the Proposal, the fifth ""whereas" clause, which uses the phrase "these standards" clearly refers back to the "international human rights norms" mentioned in the fourth whereas clause. As already mentioned, the Commission has agreed the current proposal is clear. See Stride Rite.

Other decisions cited by the Company to support exclusion on Rule 14a- 8(i)(3) grounds are inapplicable because of the Stride Rite decision, but are readily distinguishable in any event. In Philadelphia Electric Company (July 30, 1992), the proposal that was excluded provided that "a Committee of small stockholders be elected, by those stockholders of limited members 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." As the Corporation in that instance wrote, the statement is subject to innumerable interpretations; "the reader is left without a clear understanding of what is intended."

TJX's arguments regarding its limited retail overseas presence and not having international production facilities are specious at best. TJX enters into contracts for production of goods overseas. [FN1] The Proposal is clear and TJX is not giving its shareholders enough credit. TJX's claims that it does not have "international production facilities" and that it does not have "extensive overseas operations" and thus the Proposal is misleading is based solely on semantics and must be rejected.

FN1. According to the National Labor Committee website, TJX will not disclose where it purchases its overseas merchandise. See www.nlcnet.org.

End of Footnote(s).

The Company's repeated assertions that its shareholders will be unable to comprehend this straightforward resolution are baseless. TJX's arguments should be dismissed.

(2) The Proposal Does Not Exceed the 500-Word Limit on Shareholder Proposals

Rule 14a-8 provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and any accompanying supporting statement exceed 500 words. The Proposal does not exceed this limit; while it includes references to specified ILO conventions, those documents themselves are not part of the Proposal.

TJX tries to argue that, by merely citing outside documents, namely the ILO Conventions, the Proposal incorporates those documents for purposes of the 500-word limitation. Inexplicably, TJX states that the 184 Conventions consist of more than 1250 pages and the text of the eight ILO conventions mentioned in the Proposal consists of 36 pages to bolster its argument. It is totally irrelevant how many pages the ILO Conventions that have nothing to do with the Proposal consist of. It is also totally irrelevant that the eight ILO Conventions mentioned in the Proposal pertaining to the five ILO principles equals 36 pages, since the conventions themselves are not part of the Proposal.

TJX's arguments cannot prevail; otherwise, proponents of shareholder proposals would be denied ability to direct fellow shareholders to sources to verify and expand upon the information presented in the resolution. See e.g., Electronic Data Systems Corporation (March 24, 2000). In Stride Rite, (January 16, 2002) the Commission refused to omit the Proposal at issue here and ruled it did not exceed the 500-word limit. Additionally, in a nearly identical situation, Staff flatly refused to allow Eastman Kodak Company to exclude proposals requiring Kodak to endorse the environmental standards contained in the CERES Principles on the ground that the proposals and principles together exceeded 500 words. See Eastman Kodak Co. (January 7, 1993). The length of a proposal either meets the length restriction or it does not. The citation to the eight ILO Conventions neither raises the cost of the Proposal nor obscures other important matters.

B. The Proposal May Not Be Omitted Under 14a-8(i)(6), As It is Clear And Unambiguous And is Within the Company's Power To Effectuate

As discussed in detail above, the Company's claims pursuant to Rule 14a- 8(i)(3) that the Proposal is vague and indefinite are baseless. See Stride Rite. Thus, its allegation that it cannot discern what actions the Proposal requires must also be dismissed.

TJX's claims that the Proposal may be excluded because it is unclear what obligations the Proposal would place on the Company and therefore the Company would lack the power to effectuate the Proposal also lack foundation. See Stride Rite (where Staff ruled an identical proposal to the Proposal in question was within the company's power to effectuate). TJX cites International Business Machines Corp. (January 14, 1992). This case is inapplicable. There, an equality statement and supporting statement about discrimination in the workplace was followed by a one sentence resolved clause, which stated: "It is now apparent that the need for representation has become a necessity." Staff ruled this clause vague and therefore outside the company's power to effectuate. In contrast, the Proposal is clear and straightforward, as discussed above. Finally, once again, TJX improperly argues the merits of the Proposal.

Accordingly, TJX's arguments should be dismissed and the Proposal should not be excluded pursuant to Rule 14a-8(i)(6).

B. The Proposal Raises Substantial Policy Issues And May Not Omitted Under Rule 14a-8(i)(7).

TJX next argues that the Proposal raises matters that are within the scope of ordinary business and urges that the Proposal be excluded under Rule 14a- 8(i)(7). TJX specifically argues that the Proposal pertains to issues "so fundamental to management's ability to run a company" that the proposal should not be subject to direct shareholder oversight and that the Proposal "micro- manages" the Company. The Commission however, has flatly rejected these arguments. In Stride Rite (January 16, 2002), the proponents submitted an identical proposal to the Proposal at issue here and the company's argument was the same as TJX's arguments are here. The Commission refused to omit the proposal on Rule 14a-8(i)(7) grounds.

The Stride Rite case strongly reaffirms the Commission's longstanding position that proposals that may involve matters of ordinary business must nevertheless be included in the proxy statement if they deal with matters with "significant policy, economic or other implications inherent in them." Release Number 34- 12999. The Commission has often recognized the overarching significance of international human rights issues when dealing with resolutions involving, e.g., the Sullivan Principles, the CERES Principles, the MacBride Principles, and global human rights principles. The Proposal raises issues that are at the forefront of international discourse concerning globalization and free trade. Undoubtedly, the Proposal addresses significant policy concerns. The Proposal addresses labor relations in a global sense, committing the Company to implement a code of conduct "based on" the five ILO principles. Such general direction in no way interferes with management's ability to run the Company. It is clear, based on Stride Rite, the Proposal should be included in TJX's proxy materials.

Up until the Stride Rite decision, Staff had frequently been siding with proponents by refusing to grant "no action" relief to companies seeking to exclude from their proxy statements pursuant to Rule 14a-8(i))(7), proposals virtually identical or similar to the Proposal at issue here. See, e.g. PPG Industries, Inc. (January 22, 2001) (Staff refused to grant a "no-action" letter for a proposal under Rule 14a-8(i))(7) virtually identical to the one at issue here); American Eagle Outfitters, Inc., (March 20, 2001) (Staff refused to grant a "no-action" letter for a proposal under Rule 14a-8(i))(7) similar to the one at issue here). See also the Oracle Corporation (August 15, 2000) and Microsoft Corporation (September 14, 2000) cases. The resolutions at issue in those cases asked the companies to endorse a set of principles similar to those advanced by the Proposal and the proposals were not omitted under Rule 14a-8(i)(7).

TJX argues that any reference to labor relations brings the Proposal within the ambit of ordinary business, even if social policy issues are raised. In light of the Stride Rite decision, TJX's arguments and the cases it cites in support are inapplicable. For example, In Modine Manufacturing Company (May 6, 1998), Staff allowed the proposal to be omitted under the ordinary business exception because it called for the company to develop a code of conduct guaranteeing employees the right to organize and maintain unions. There were no human rights issues or significant policy issues involved in that case. Additionally, the code proposed pertained to workers in the United States who are governed by the National Labor Relations Act. In Intel Corp. (March 8, 1999), Staff allowed the proposal to be omitted under the ordinary business exception because it called for the company to issue an employee "Bill of Rights" requiring it to implement polices treating its employees with ""professional dignity and respect" and to "uphold the strictest standards of honesty and integrity." Again, there were no human rights issues involved and the proposal pertained to workers in the United States. In Wal-Mart Stores, Inc. (March 15, 1999); Staff granted "no-action" relief because the proposals dealt specifically with wage issues, unlike this case.

Tellingly, according to the SEC, proposals relating to such matters as the management of the workforce, including, but not limited to the hiring and firing of employees, "that focus on sufficiently significant social policy issues (e.g. significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to- day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release Number 34-40018. The Proposal falls into this category.

***46** Additionally, TJX's arguments about what will be required are inaccurate, and in any event misplaced. For example, TJX lists several directives it thinks it would be required to follow from various ILO conventions that have absolutely nothing to do with this Proposal. Only one of the ILO Conventions TJX cites, (the one on child labor) actually pertains to the Proposal. And as already discussed, the ILO conventions are to be used as a guide by a company when it crafts human rights standards. The Company is not responsible for each phrase or idea contained in the conventions.

Accordingly, the Proposal should not be excluded pursuant to Rule 14a- 8(i)(7).

Conclusion

For the reasons stated above, the Funds respectfully submit that TJX's request for no-action relief be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,
Samantha M. Biletsky

Associate General Counsel

LETTER TO SEC

March 15, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

JUDICIARY PLAZA

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Shareholder Proposal of the New York City Police Pension Fund and the New

York City Fire Department Pension Fund

Ladies and Gentlemen:
I am writing on behalf of The TJX Companies, Inc. in response to the March 5, 2002 letter (the "Proponent Letter") submitted to the Office of Chief Counsel by the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Proponents"). The Proponent Letter was submitted in response to our letter dated February 5, 2002 (the "TJX Letter"), in which we requested that the staff concur with our view that the proposal submitted by the Proponents (the "2002 Proposal") may be excluded from our 2002 proxy materials.

In their response, the Proponents rely on the letter recently issued to the Stride Rite Corporation, in which the staff disagreed with Stride Rite's reasons for excluding from their proxy materials a proposal that is substantially similar to the 2002 Proposal. Stride Rite Corp. (Jan. 16, 2002). We regret that we did not have the opportunity to address Stride Rite in the TJX Letter. Although the Stride Rite letter was publicly available on January 16, 2002, the letter was not posted to the Westlaw database until February 6, 2002 -- the day after we filed the TJX Letter. In this letter, we are addressing the staff's position in Stride Rite, supplementing our views in the TJX Letter.

We respectfully disagree with the staff's position in Stride Rite and continue to believe the views set forth in the TJX Letter are correct. As set forth in the TJX Letter, we believe that the 2002 Proposal may be excluded under Rule 14a-8(i)(3) because it is vague and indefinite in violation of Rule 14a-9. Last year, the staff concurred with the exclusion of a substantially similar proposal (the "2001 Proposal") on the basis that the 2001 Proposal was vague and indefinite. TJX Companies, Inc. (Mar. 14, 2001). Although the Proponents have made minor alterations, we believe that these alterations do not remedy the defects of the 2001 Proposal.

***47** TJX and the Proponents have no disagreement as to whether it is possible to create a stockholder proposal with respect to human rights principles that meets all of the requirements of Rule 14a-9. Where we disagree is whether the Proponents have created such a proposal in the 2002 Proposal. The answer to this disagreement turns on the determination of what the standards are in the 2002 Proposal on which TJX is asked to base a code of conduct. Are these standards "solely the five ILO human rights standards specifically referenced" as asserted in the Proponent Letter? Or, as we assert, does the 2002 Proposal ask for a code of conduct based on all of the ILO Conventions? Or on the eight ILO Conventions listed in the 2002 Proposal? Or on undefined "international human rights norms"?

If the Proponents had based the 2002 Proposal solely on five identified principles without inclusion of the ILO Conventions generally or the eight cited ILO Conventions or undefined human rights norms, the Proponents could have created a proposal that, like the MacBride Principles, the CERES Principles and the China Principles, would not be vague and misleading or interfere with matters of ordinary business. However, by incorporating eight or 184 ILO Conventions and undefined human rights norms, the Proponents created an entirely different request, rendering the 2002 Proposal both vague and misleading and inclusive of ordinary business matters.

The words of the 2002 Proposal are at clear variance with the assertions in the Proponent Letter. As it is written, the 2002 Proposal clearly incorporates all 184 ILO Conventions. The fifth "Whereas" clause states that "these standards incorporate the conventions of the United Nation's (sic) International Labor Organization (ILO) on workplace human rights which include the following principles ...." (emphasis added). The 2002 Proposal then lists five principles and cites eight specific ILO Conventions. The 2002 Proposal goes on to request a code of conduct based on "these standards," not on the cited principles. By its own language, the 2002 Proposal standards clearly ""incorporate" all ILO Conventions. The five principles are "included" in the Conventions and defined with reference to eight specifically identified ILO Conventions. A cursory look at the Webster's Dictionary shows that the word ""incorporate" means "to unite or work into something already existent so as to form an indistinguishable whole" and the word "include" means "to comprise as part of a whole". Plain English thus makes clear that the ILO Conventions are included in the 2002 Proposal. Long-accepted principles of legal construction reach the same result. Documents are construed so as to give meaning to the language included and not to ignore what the drafter has included. If the Proponents intended to limit the 2002 Proposal to the five identified principles, there would have been no need to include or incorporate or indeed to reference either the ILO Conventions generally or the eight identified ILO Conventions.

***48** To reach the conclusion that the 2002 Proposal does not incorporate the ILO Conventions, the Proponents in the Proponent Letter have redrafted the proposal in their summary of it. In one place, the Proponents assert that the proposal asks for a code of conduct based "solely on the five ILO human rights standards specifically referenced (with citation to the relevant Conventions)". Proponent Letter at 2. In another place, they assert that the reference to ""standards" on which the code is based refers to "international human rights norms". Proponent Letter at 4. These summaries belie the actual words of the 2002 Proposal. Whatever the intent of the Proponents, they have submitted a proposal that asks for a code of conduct based on the full ILO Conventions.

The Proponents flatly state that "[b]ecause the Proposal does not ask the Company to ratify the ILO Conventions, there is no need for the conventions to be summarized." Proponent Letter at 2. We strongly disagree with this statement. We have never asserted that our shareholders are being asked to ratify the ILO Conventions. However, because they are being asked to approve a code of conduct based on these Conventions, the 2002 Proposal must summarize them to meet the most minimal disclosure requirements. Disclosure is not a matter of "the intelligence of shareholders." Proponent Letter at 2. How can our shareholders understand the 2002 Proposal if it does not even attempt to summarize the ILO Conventions that TJX would be required to implement?

The Proponents also argue that the 2002 Proposal is not vague and indefinite because of minor revisions to the language of the 2001 Proposal. For example, the Proponents have deleted language referring to the SA8000 Social Accountability Standards established by the Council of Economic Priorities. This revision was presumably made in response to the staff's concurrence with TJX's argument last proxy season that, by requesting implementation of the SA8000 Social Accountability Standards without describing those Standards, the 2001 Proposal was vague and indefinite. The TJX Companies, Inc. Despite the Proponents' revision, however, the 2002 Proposal suffers from precisely the same problem as the 2001 Proposal. The ILO Conventions, while different from the SA8000 Standards, are every bit as broad and far-reaching as those standards. More importantly, just as the 2001 Proposal failed to summarize the SA8000 Standards, the 2002 Proposal fails to summarize the ILO Conventions.

To put the matter differently, both the 2001 Proposal and the 2002 Proposal include an identical "Whereas" clause that lists five principles and cites eight ILO Conventions. The Proponents argue that this clause contains the only ""standards" that are the subject matter of the 2002 Proposal. In the Proponents' words, "the plain terms of the Proposal request the Company implement a code of conduct based solely on the five ILO human rights standards specifically referenced ...." Proponent Letter at 2 (emphasis added). But if these five principles are plainly the subject matter of the Proposals, then the 2001 Proposal was not vague and misleading, as TJX argued and the staff agreed. The language of the "Whereas" clause described above has not changed. Our argument last year focused, among other things, on the fact that the 2001 Proposal failed to provide shareholders with adequate information regarding the far-reaching and detailed content of the SA8000 Standards. If the 2001 Proposal, which used the same language as the 2002 Proposal, had asked TJX only to implement the five principles specifically listed, our argument would have been irrelevant. However, the 2002 Proposal did not, and we believe that the 2002 Proposal, unchanged in this regard, also does not. Because the relevant language of the 2002 Proposal is identical to that of the 2001 Proposal, we believe that the 2002 Proposal should be treated consistently with the 2001 Proposal.

***49** In addition, the Proponents changed the language seeking "full implementation" of the ILO Conventions in the 2001 Proposal to "implementation of a code of corporate conduct based on" the ILO Conventions in the 2002 Proposal. We believe that the ambiguities in the 2002 Proposal lie in the subject matter of the proposal (i.e., the ILO Conventions), not the action that the proposal would require TJX to take. At its most basic level, the 2002 Proposal requires TJX to take some action "based on" [X], but does not explain adequately what [X] is. If the proposal does not adequately explain to shareholders what [X] is, then requiring TJX to "commit to the full implementation of" [X] is just as misleading as requiring TJX to commit itself to "the implementation of a code of corporate conduct based on" [X]. Thus, from the shareholder's perspective, the 2002 Proposal is as vague and indefinite as the 2001 Proposal, if not more so. Whether the 2002 Proposal incorporates all of the ILO Conventions, eight of those Conventions or the ambiguous ""international rights norms," the 2002 Proposal fails to explain adequately what the subject matter represents. The change in the required action from ""full implementation" to "implementation of a code of corporate conduct based on" does not cure this ambiguity.

Stride Rite argued that the change in language from "full implementation" of the ILO Conventions to "implementation of a code of corporate conduct based on" the ILO Conventions does not cure the vague and indefinite nature of the proposal because, rather than requiring Stride Rite to adopt the ILO Conventions, the new language required the "additional step" of implementing a code of conduct based on the conventions. Stride Rite reasoned that such an additional step was "further attenuated" such that "a shareholder who voted in favor of the proposal could not realistically imagine what the practical result of such a vote would be." Thus, Stride Rite focused on the confusing nature of the action that the proposal would require (i.e., "implementing a code of corporate conduct based on the ILO Conventions"). Differently, TJX believes that the underlying subject matter of the 2002 Proposal, not the required action with regard to that subject matter, is what is vague and indefinite about the 2002 Proposal. Changing the required action from "full implementation" to "implementation of a code of corporate conduct based on" does not cure this ambiguity.

We respect the right of TJX shareholders to submit proposals that they believe would benefit our company. We have included other shareholder proposals in our proxy material for the past several years and plan to include another shareholder proposal on global standards as well as a proposal on the MacBride Principles in our proxy statement this year. However, we believe that the 2002 Proposal, by failing to explain its subject matter, does not provide our shareholders with a meaningful basis for informed voting. Without reiterating the positions in the TJX Letter here, we continue to believe that, because the 2002 Proposal incorporates the ILO Conventions, it may also be excluded on the bases provided in that letter. Therefore, we respectfully request that the staff concur that the 2002 Proposal may be excluded from our 2002 proxy materials pursuant to Rule 14a-8(i)(3) as well as 14a-8(i)(6) and 14a8- (i)(7).

* * * * * * * * *

***50** As required by Rule 14a-8(j), six copies of this letter are enclosed. Simultaneous with this filing, a copy of this submission is being provided to the Proponents.

Please feel free to call Mary E. Weber of Ropes & Gray at (617) 951-7391 or Kevin B. Acklin of Ropes & Gray at (617) 951-7013 with any questions regarding the foregoing submission.

Very truly yours,
Jay H. Meltzer

Senior Vice President, General Counsel and Secretary

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 5, 2002

Publicly Available April 5, 2002

Re: The TJX Companies, Inc.

Incoming letter dated February 5, 2002

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that TJX may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised to delete the first Whereas clause. Accordingly, we will not recommend enforcement action to the Commission if TJX omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a- 8(i)(3).

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***51** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 1058564 (S.E.C. No - Action Letter)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa Inc.
Incoming letter dated November 25, 2002

The proposal relates to Alcoa committing itself to the "full implementation of these human rights standards" and a program to monitor compliance with "these standards."

There appears to be some basis for your view that Alcoa may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Alcoa omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman
Attorney-Advisor